Form 40-F
period 2002-12-31
FAIRMONT HOTELS & RESORTS INC
filed 2003-05-21
CIK 1030561

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[ X ]	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002	Commission File Number 1-14574

FAIRMONT HOTELS & RESORTS INC.

(Exact name of Registrant as specified in its charter)

CANADA (Province or other jurisdiction of incorporation or organization)	7011 (Primary Standard Industrial Classification Code Numbers)	98-0161783 (I.R.S. Employer Identification Number)

100 Wellington St. W., Suite 1600, TD Center, Toronto, Ontario, Canada M5K 1B7 — (416) 874-2600
(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System, 1025 Vermont Avenue N.W., Washington, D.C. 20005 — (800) 955-5219
(Name, address (including zip code) and telephone number (including area code) of Agent for Service in the United States)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

Common Shares without nominal or par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

[ x ] Annual information form	[ x ] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

At December 31, 2002, 78,779,622 Common Shares were issued and outstanding.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the registrant in connection with such Rule.

YES 82-	NO X

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES X	NO

PRIOR FILINGS MODIFIED AND SUPERSEDED

     The Registrant’s Annual Report on Form 40-F for the year ended December 31, 2002, at the time of filing with the Securities and Exchange Commission, modifies and supersedes all prior Annual Reports on Form 40-F for purposes of any Registration Statement under the Securities Act of 1933 of the Registrant, including without limitation the following: Form F-9 No. 33-62424, Form F-9 No. 333-11456 and Form S-8 No. 333-13960.

CONSOLIDATED AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

A.	Audited Annual Financial Statements

     For consolidated audited financial statements, including the report of independent chartered accountants with respect thereto, see Annex A attached hereto and included herein. See Note 26 of the Notes to Consolidated Financial Statements set forth in such Annex A for a reconciliation of the important differences between Canadian and United States generally accepted accounting principles.

B.	Management’s Discussion and Analysis

     For management’s discussion and analysis, see Annex A attached hereto and included herein under the heading “Management’s Discussion and Analysis”.

**********************

     Evaluation of Disclosure Controls and Procedures. The Chief Executive Officer and Chief Financial Officer of the Corporation have evaluated the effectiveness of the Corporation’s disclosure controls and procedures (as such term is defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), as of a date within 90 days prior to the date of this report (the “Evaluation Date”). Based on such evaluation, such officers have concluded that, as of the Evaluation Date, the Corporation’s disclosure controls and procedures are effective in alerting them on a timely basis to material information relating to the Corporation required to be included in the Corporation’s reports filed or submitted under the Exchange Act.

     Changes in Internal Controls. Since the Evaluation Date, there have not been any significant changes in the Corporation’s internal controls or in other factors that could significantly affect such controls.

UNDERTAKING

     The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an Annual Report on Form 40-F arises; or transactions in said securities.

SIGNATURES

     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Toronto, Province of Ontario, Canada.

FAIRMONT HOTELS & RESORTS INC.

Per: /s/ Terence P. Badour

Terence P. Badour Executive Vice President, Law and Administration and Corporate Secretary

Date: May 15, 2003

CERTIFICATIONS

     I, William R. Fatt, Chief Executive Officer of Fairmont Hotels & Resorts Inc., certify that:

1.	I have reviewed the report on Form 40-F of Fairmont Hotels & Resorts Inc. (the “Report”);

2.	Based on my knowledge, the Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the Report;

3.	Based on my knowledge the financial statements, and other financial information included in the Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in the Report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the Report is being prepared;

(b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of the Report (the “Evaluation Date”); and

(c)	presented in the Report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (and persons performing the equivalent function):

(a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in the Report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 15, 2003

/s/ William R. Fatt

Name: William R. Fatt Title: Chief Executive Officer

     I, M. Jerry Patava, Chief Financial Officer of Fairmont Hotels & Resorts Inc., certify that:

1.	I have reviewed the report on Form 40-F of Fairmont Hotels & Resorts Inc. (the “Report”);

2.	Based on my knowledge, the Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the Report;

3.	Based on my knowledge the financial statements, and other financial information included in the Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in the Report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the Report is being prepared;

(b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of the Report (the “Evaluation Date”); and

(c)	presented in the Report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (and persons performing the equivalent function):

(d)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(e)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in the Report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 15, 2003

/s/ M. Jerry Patava

Name: M. Jerry Patava Title: Chief Financial Officer

DOCUMENTS FILED AS PART OF THIS REPORT

1.	Annual Information Form of Fairmont Hotels & Resorts Inc. for the year ended December 31, 2002.

2.	Audited Consolidated Financial Statements of Fairmont Hotels & Resorts Inc. as of December 31, 2002 and for each of the three years then ended and the related Management’s Discussion and Analysis (Annex A).

LIST OF EXHIBITS

A.	Consent of PricewaterhouseCoopers, Independent Accountants.

99.1	Certification of William R. Fatt, Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.2	Certification of M. Jerry Patava, Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

FAIRMONT HOTELS & RESORTS INC.

ANNUAL INFORMATION FORM

May 1, 2003

Notes:

(1)	In this Annual Information Form, all dollar amounts are in United States dollars unless stated otherwise.

(2)	In this Annual Information Form, information is given as at May 1, 2003 unless stated otherwise.

FORWARD-LOOKING INFORMATION

     This Annual Information Form contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (United States) relating, but not limited, to Fairmont Hotels & Resorts Inc. and its subsidiaries’ (“FHR” or the “Corporation”) operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan” or similar words suggesting future outcomes.

     Readers are cautioned not to place undue reliance on forward-looking information because it is possible that predictions, forecasts, projections and other forms of forward-looking information will not be achieved by FHR. By its nature, the Corporation’s forward-looking information involves numerous assumptions, inherent risks and uncertainties including, but not limited to, the following factors: adverse factors generally encountered in the lodging industry; significant regulation of the lodging industry; the risks associated with environmental regulation; the risks associated with real estate investments; the risks associated with world events including war, terrorism, international conflicts and contagious illness outbreaks; significant competition; failure to obtain new or maintain existing management contracts; FHR’s acquisition, expansion and development strategy being less successful than expected; the seasonality of FHR’s business and operations; the impact of extreme weather conditions and natural disasters; the potential negative effects of strikes and work stoppages; vacation ownership is subject to extensive regulation; currency fluctuations; debt financing risks; FHR’s ability to obtain capital to finance the growth of its business; potential covenants in FHR’s financing agreements limiting its discretion; and the inability of FHR to assure investors that a judgment of a United States court for liabilities under U.S. securities laws would be enforceable in Canada, or that an original action can be brought in Canada by investors for liabilities under U.S. securities laws.

     The Corporation undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise, or the foregoing list of factors affecting such information.

RISK FACTORS

     This section describes some, but not all, of the risks associated with an investment in FHR’s securities. The order in which these risks are listed does not necessarily indicate their relative importance. Investors should carefully consider these risks in addition to the other information contained in this Annual Information Form.

     If any event arising from these risks occurs, FHR’s business, prospects, financial condition, results of operations or cash flows could be materially adversely affected, and therefore the market price of the Corporation’s securities could decline.

FHR’s operations are subject to adverse factors generally encountered in the lodging industry.

     The Corporation manages and owns hotels and resorts in both the luxury and first-class segments of the lodging industry. This subjects FHR to the operating risks inherent in the industry. In addition to the other risk factors discussed in more detail elsewhere in this Annual Information Form, these risk factors include:

•	cyclical downturns arising from changes in general and local economic conditions;

•	varying levels of demand for rooms and related services caused by changes in popular travel patterns;

•	the financial condition of the airline industry and the resulting impact on air travel;

•	periodic local oversupply of guest accommodations, which may adversely affect occupancy rates and room rates achieved;

•	competition from other luxury and first-class hotels and resorts;

•	the impact of internet intermediaries on pricing;

•	the recurring need for the renovation, refurbishment and improvement of hotel and resort properties;

•	changes in wages, prices, construction and maintenance costs that may result from inflation, government regulations, changes in interest rates or currency fluctuations;

•	the availability of financing for operating or capital requirements;

•	seasonal variations in cash flow; and

•	other factors including war, international conflicts, terrorism, contagious illness outbreaks, natural disasters, extreme weather conditions and labor shortages, work stoppages or disputes.

     The effect of these factors varies among FHR’s hotels based on their geographic diversity and mix between management and ownership businesses.

The lodging industry is subject to significant regulation.

     The Corporation is subject to numerous laws and regulations in all of the jurisdictions in which it operates, including those relating to the preparation and sale of food and beverages, such as health and liquor licensing laws. FHR’s properties are also subject to laws and regulations governing relationships with employees in such areas as minimum wage and maximum working hours, overtime, working conditions, hiring and terminating of employees and work permits. Furthermore, the success of the Corporation’s strategy to expand its existing properties, acquire new properties or to open newly-constructed properties is contingent upon, among other things, receipt of all required licenses, permits and authorizations, including local land use permits, building and zoning permits, health and safety permits and liquor licenses. Changes or concessions required by regulatory authorities could also involve significant additional costs and delay or prevent completion of the construction or opening of a project or could result in the loss of an existing license. As a result of the geographic diversity of FHR’s businesses, these regulatory matters arise in a number of jurisdictions, many of which have distinctive regulatory regimes.

     Under the Americans with Disabilities Act (United States) (“ADA”) and similar state legislation, all public accommodations in the U.S. are required to meet various requirements related to access and use by disabled persons. If a U.S. court or administrative agency determines that any of FHR’s hotels in the U.S. are not in compliance with the ADA, the result could be a judicial or administrative order requiring compliance, imposition of a fine or an award of damages to private litigants, including possible class damages. The Corporation has responsibilities under the ADA for both its owned and managed hotels in the United States. However, under the management agreements for FHR’s managed hotels in the U.S., costs associated with the ADA are generally borne by the owner.

FHR’s operations are subject to laws and regulations relating to environmental matters.

     As the current or previous owner or operator of certain hotels, FHR could be liable for the clean up of contamination and other corrective actions under various laws, ordinances and regulations relating to environmental matters. These laws, ordinances and regulations often impose liability without regard to whether the owner or operator knew of, or was responsible for, the condition requiring the environmental response. The presence of contamination from hazardous or toxic substances, or the failure to remediate a contaminated property properly may affect an owner’s ability to sell or rent the property, to use the property for its intended purpose, or to borrow using the property as collateral. In addition, as FHR arranges for the disposal or treatment of hazardous or toxic substances, it may be liable for the cost of removal or remediation of substances at the disposal or treatment facility, regardless of whether the facility is or was owned or operated by them. As the manager or owner of various hotels, the Corporation could be held liable for the cost of remedial action with respect to environmental matters.

     Environmental laws require abatement or removal of certain asbestos-containing material (“ACM”) in the event of damage, demolition or renovation. FHR has an asbestos abatement program and continues to manage ACM in many of its hotels. The costs associated with managing this program have not been, and are not anticipated to become, material.

     Each year, every property, whether managed, franchised or owned, is required to complete an environmental questionnaire which covers such items as the training of employees in the handling and disposal of hazardous materials, whether there have been any environmental incidents and, if so, the remedial action taken, as well as environmental initiatives introduced by the hotel. This questionnaire also identifies any new laws or regulations being imposed by local, state, provincial or federal governments and a property’s proposed response to such laws or regulations. Laws and regulations change over time and the Corporation may become subject to more stringent environmental laws and regulations and may also face broader environmental liability under common law. FHR is presently not aware of any potential material environmental liabilities for which it will be responsible with respect to any of the properties which it currently or has previously managed or owned, but such liabilities may exist.

Real estate investments are subject to numerous risks.

     As FHR owns and leases hotels and owns other real property, it is subject to the risks that generally relate to investments in real property. The investment returns available from equity investments in real estate depend in large part on the amount of income earned and capital appreciation generated by the related properties, as well as the expenses incurred. In addition, a variety of other factors affect income from properties and real estate values, including governmental regulations, zoning, tax and eminent domain laws, interest rate levels and the availability of financing. For example, new or existing zoning or tax laws can make it more expensive and/or time-consuming to develop real property or expand, modify or renovate properties. When interest rates increase, the cost of acquiring, developing, expanding or renovating real property increases and real property values may decrease as the number of potential buyers decreases. Similarly, as financing becomes less available, it becomes more difficult both to acquire and to sell real property. Finally, governments can, under eminent domain laws, expropriate or take real property for less compensation than an owner believes the property is worth. Any of these factors could have a material adverse impact on the Corporation’s results of operations or financial condition. In addition, as FHR’s equity real estate investments are in the luxury and first-class segments and are to some extent located outside of North America, they may be relatively difficult to sell quickly. Further, any additional properties the Corporation acquires may be subject to the same risks. If FHR’s properties do not generate revenue sufficient to meet operating expenses, including debt service and capital expenditures, its income will be adversely affected.

World events have an impact on our industry.

     Various events, including war, international conflicts, terrorism and contagious illness outbreaks (such as Severe Acute Respiratory Syndrome), or the perceived threat of these events, may cause disruption in domestic and international travel. Recent world events have negatively impacted the lodging industry and could have a material adverse impact on FHR’s results of operations or financial condition.

There is a great deal of competition in the lodging industry.

     There is intense competition between the operators of both luxury and first-class hotels for guests, to secure new management contracts and to acquire hotels. Competition for guests is based primarily on brand name recognition, convenience of location, quality of the property, room rates and the range and quality of food, services and amenities offered. Demographic, political or other changes in one or more of FHR’s markets could adversely affect the convenience or desirability of its properties.

     FHR also competes for management contracts and acquisition opportunities with other luxury and first-class hotel managers and owners who may have substantially greater financial resources. This competition may have the effect of reducing the number of suitable investment opportunities available to the Corporation and increasing its acquisition costs.

Failure to obtain new or maintain existing management contracts could adversely affect FHR’s results of operations.

     Management contracts expire or are acquired, terminated or renegotiated in the normal course of business. FHR manages hotels for various third party hotel owners subject to the terms of each property’s management contract. These contracts can generally be terminated by the non-defaulting party upon default in payment or unremedied failure to comply with the terms of the contract. Typically, the Corporation’s management contracts are subject to economic performance tests that, if not met or remedied, could allow a contract to be terminated by the owner prior to the expiration of its term. Failure to maintain the standards specified in the contract or to meet the other terms and conditions of a contract could result in the loss or cancellation of a management contract. Some management contracts can also be terminated if the owner sells the property to a new owner that does not want to retain the existing contract. In certain cases, these contracts provide for a termination payout upon cancellation of the contract.

     In many jurisdictions, in the event of bankruptcy or insolvency proceedings in respect of a hotel, a management contract may be subject to termination or may not be enforceable against a trustee in bankruptcy or other similar representative of the owner. In such circumstances, the management company would generally have an unsecured claim for breach of contract against the owner of the property or its estate.

     Further, in the event of enforcement proceedings by a secured lender in respect of a hotel, a management contract may not be enforceable by FHR against the lender unless, to the extent permitted by applicable bankruptcy or insolvency laws, the lender has executed a non-disturbance agreement. Generally, FHR attempts to obtain non-disturbance agreements with lenders to the owners of hotels that the Corporation manages. However, in the absence of a non-disturbance agreement, the risk of loss of a management contract increases when the property’s owner incurs debt that cannot be adequately serviced.

     Both Fairmont Hotels Inc. (“Fairmont”) and Delta Hotels Limited (“Delta”) manage properties for third party owners. The average remaining length of Fairmont’s management contracts is more than 40 years while the average remaining length of Delta’s management contracts is more than 10 years. Approximately 65% of Fairmont and Delta’s management revenues are insulated against the potential loss of these management contracts as 46 of the hotels and resorts presently managed by Fairmont and Delta are directly or indirectly owned by FHR or Legacy.

FHR’s acquisition, expansion and development strategy may be less successful than expected, and therefore growth may be limited.

     FHR intends to increase revenues and net income by increasing the number of hotels under management through the acquisition of new properties, the expansion of existing properties, the securing of new management agreements and strategic partnerships for new development. The Corporation’s ability to successfully pursue new growth opportunities will depend on its ability to identify appropriate management opportunities and properties suitable for acquisition and expansion, to negotiate management or construction contracts or purchases on satisfactory terms, to obtain the necessary financing and permits and to integrate new management contracts or properties into its operations.

FHR’s business and operations are seasonal.

     FHR’s hotels are affected by normal recurring seasonal patterns. The Canadian and U.S. city center properties tend to experience a slowdown in demand during the December through March period. As a result, the majority of these properties typically incur a loss in the first quarter of each year. This negative impact on operations at the city center hotels is offset, to some degree, by increased travel to the Corporation’s warm weather and ski resorts in these months and may, in the future, be offset to a greater extent if FHR expands its portfolio of resort properties.

Operations may be adversely affected by extreme weather conditions and the impact of natural or other disasters.

     FHR operates properties in a variety of locales, some of which are subject to extreme weather patterns that may affect the hotels as well as customer travel. Extreme weather conditions can, from time to time, have a significant adverse financial impact upon individual properties or particular regions. However, the effect of any particular event is mitigated by the geographic diversity of the Corporation’s hotel portfolio.

     Properties may also be vulnerable to the effects of destructive forces, such as earthquakes, fire, storms and flooding. Although FHR’s properties are insured against property damage, damages resulting from so-called “acts of God” or otherwise, including acts of terrorism, may exceed the limits of the insurance coverage or be outside the scope of that coverage.

FHR’s ability to operate its facilities may be adversely affected if relations with employees were to deteriorate.

     Relations with employees in various countries, including the more than 14,000 employees represented by 22 labor unions, could deteriorate due to disputes related to, among other things, wage or benefit levels or FHR’s response to changes in government regulation of workers and the workplace. FHR’s operations rely heavily on employees, whether they are employed directly or supervised by Fairmont or Delta, and these employees’ ability to provide high-quality personal service to guests. Any labor shortage or stoppage caused by disagreements with employees, including those represented by labor unions, could adversely affect FHR’s ability to provide these services and could result in the temporary closure of a particular hotel, reduce occupancy and room revenue or potentially damage FHR’s reputation. Management of FHR believes that its relationships with employees are generally favorable. Various programs maintained by Fairmont and Delta contribute to these relationships and mitigate to some extent against potential labor disputes.

Vacation Ownership is subject to extensive regulation.

     FHR intends to develop and operate vacation ownership resorts and is therefore subject to extensive government regulation in the jurisdiction where the vacation ownership resorts are located and in which vacation ownership interests (“VOIs”) are marketed and sold. In addition, the laws of many jurisdictions in which FHR may sell VOIs grant the purchasers of this type of interest the right to rescind the purchase contract at any time within a statutory rescission period. Although management believes that FHR is in material compliance with all applicable laws and regulations to which vacation ownership marketing, sales and operations are currently subject to, changes in these requirements or a determination by a regulatory authority that FHR is not in compliance could adversely affect the Corporation. Additionally, if the purchaser of a VOI defaults, FHR may not have recovered its marketing, selling and general and administrative costs related to the sale of the VOI.

Currency fluctuations may have a material adverse effect on FHR’s financial statements.

     FHR has hotel management and ownership operations in Canada, the United States, Mexico, Bermuda, Barbados and the United Arab Emirates and records sales and liabilities in the currencies of these jurisdictions, while it reports earnings in U.S. dollars. As a result, the Corporation’s earnings and financial position could be affected by foreign exchange rate fluctuations, specifically changes in the value of the U.S. dollar, through both (i) translation risk, which is the risk that financial statements for a particular period or as of a certain date depend on the prevailing exchange rate of the various currencies against the U.S. dollar; and (ii) transaction risk, which is the risk that the currency of costs and liabilities fluctuates in relation to the currency of revenues and assets, which may adversely affect operating margins.

     With respect to the translation risk, even though the fluctuations of currencies against the U.S. dollar can be substantial and therefore significantly impact comparisons with prior periods, the translation impact is a reporting consideration and does not affect the underlying results of operations, as is the case with transaction risk. FHR endeavors to match foreign currency revenues and costs, and assets and liabilities, to provide a natural hedge against translation and transaction risks, although this is not a perfect hedge.

     In addition to translation risk and transaction risk, a significant increase in the value of the Canadian dollar may have an adverse impact on the level of foreign demand at Canadian hotels. However, given that these hotels target an affluent clientele, the risk of a significant decline in foreign demand is reduced.

FHR is subject to a number of risks associated with debt financing.

     As a result of incurring debt, FHR is subject to a number of risks associated with debt financing, including the risk that cash flow from operations will be insufficient to meet required payments of principal and interest; the risk that, to the extent that it maintains floating rate indebtedness, interest rates will fluctuate; and risks resulting from the fact that the agreements governing loan and credit facilities contain covenants imposing certain limitations on the Corporation’s ability to acquire and dispose of assets.

     Although it anticipates that it will be able to repay or refinance existing indebtedness and any other indebtedness when it matures, there can be no assurance that FHR will be able to do so or that the terms of such refinancings will be favorable. FHR’s leverage may have important consequences. For example, FHR’s ability to obtain additional financing for acquisitions, working capital, capital expenditures or other purposes, if necessary, may be impaired or financing may not be available on favorable terms. A substantial decrease in operating cash flow or an increase in expenses could make it difficult for the Corporation to meet its debt service requirements and force it to modify its operations. FHR may have higher levels of debt than some of its competitors, placing it at a competitive disadvantage to those competitors with lower amounts of indebtedness and/or higher credit ratings.

There can be no assurance that FHR will be able to obtain the necessary additional capital to finance the growth of its business.

     The acquisition and expansion of hotels, as well as the ongoing renovations, refurbishment and improvements required to maintain or upgrade existing properties, are capital intensive. Such costs are funded from operating cash flow and financings. The availability of future borrowings and access to the capital markets for financing depends on prevailing market conditions and the acceptability of financing terms offered. FHR cannot ensure that future debt or equity financings will be available, or available on acceptable terms, in an amount sufficient to fund its needs. In addition, an inability to obtain financing for a project could cause cancellation or short-term interruption of construction or development of projects.

Covenants in FHR’s financing agreements could limit its discretion in operating its businesses.

     FHR’s financing agreements contain covenants that include limits on additional debts secured by mortgaged properties, limits on liens on property, minimum EBITDA to interest coverage ratios and limits on mergers, asset sales and capital expenditures. Future financing agreements may contain similar, or even more restrictive, provisions and covenants. If the Corporation fails to comply with the restrictions in present or future financing agreements, a default may occur. A default could allow creditors to accelerate the related debt as well as any other debt to which a cross-acceleration or cross-default provision applies. A default could also allow creditors to foreclose on the properties securing such debt. Credit facilities typically require the repayment of funds or cash flow sweeps when certain coverage ratios are not met.

FHR cannot assure investors that a judgment of a United States court for liabilities under U.S. securities laws would be enforceable in Canada, or that an original action can be brought in Canada by investors for liabilities under U.S. securities laws.

     FHR is a Canadian corporation. A majority of its directors and officers are residents of Canada and most of the Corporation’s assets and the assets of its directors and officers are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States on FHR or its directors and officers or enforce judgments obtained in U.S. courts against the Corporation or its directors and officers based upon the civil liability provisions of U.S. federal or state securities laws.

     The Corporation has been advised by counsel that there is doubt as to whether a judgment of a U.S. court based solely upon the civil liability provisions of U.S. federal or state securities laws would be enforceable in Canada against it or its directors and officers. There is also doubt as to whether an original action could be brought in Canada against FHR or its directors and officers to enforce liabilities based solely upon U.S. federal or state securities laws.

CURRENCY EXCHANGE RATES

     Except where otherwise indicated, all dollar amounts used in this Annual Information Form are expressed in United States dollars and “$” and US$ means United States dollars. The following table sets out: (i) the noon rates of exchange for the United States dollar, expressed in United States dollars per Canadian dollar, in effect at the end of the periods indicated; (ii) the average noon exchange rates for these periods; and (iii) the high and low exchange rates during these periods, based on the rates quoted by the Bank of Canada.

	January 1, 2003	Years ended December 31
	through
U.S. Dollar per Canadian Dollar	May 1, 2003	2002	2001	2000

Noon rate at end of period	US$0.7048	US$0.6331	US$0.6279	US$0.6666
Average noon rate for period	0.6756	0.6368	0.6446	0.6733
High for period	0.7048	0.6598	0.6697	0.6967
Low for period	0.6489	0.6179	0.6241	0.6417

     On May 1, 2003, the rate of exchange based on the noon rate as quoted by the Bank of Canada was US$0.7048. On June 30, 2001, the rate of exchange based on the noon rate as quoted by the Bank of Canada was US$0.6589. All historical financial information in this document up to June 30, 2001 has been converted into United States currency using this exchange rate. After June 30, 2001, financial information has been converted based on actual noon rates or average noon rates for the period as appropriate.

ITEM 1: CORPORATE STRUCTURE

     The issuer’s full corporate name is Fairmont Hotels & Resorts Inc. FHR is incorporated under the Canada Business Corporations Act.

     The articles of the Corporation provide for authorized capital of an unlimited number of common shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares.

     As of May 1, 2003 the intercorporate relationships among FHR, its principal subsidiaries and Legacy Hotels Real Estate Investment Trust (“Legacy”) are depicted in the diagram below.

(1)	FHRPI holds FHR’s interests in the Southtown and Coal Harbour lands.

(2)	Legacy is an unincorporated closed-end real estate investment trust formed under the laws of the Province of Alberta.

ITEM 2: GENERAL DEVELOPMENT OF THE BUSINESS

     FHR has operated and owned hotels and resorts for over 115 years. Until September 2001, the Corporation was known as Canadian Pacific Limited (“CPL”). Effective October 1, 2001, pursuant to the plan of arrangement approved by the shareholders of CPL and by the court, CPL completed a major reorganization (the “Arrangement”), which divided CPL into five new public companies – Canadian Pacific Railway Limited, CP Ships Limited, PanCanadian Energy Corporation and Fording Inc., while retaining its investment in Canadian Pacific Hotels & Resorts Inc. which has since been renamed FHR Holdings Inc. (“FHRHI”).

     In 1997, FHRHI was a Canadian hotel management and ownership business with 25 properties, with approximately 11,000 guestrooms and one luxury brand, Canadian Pacific Hotels. The portfolio was primarily a combination of FHR’s original Canadian Pacific properties and seven hotels purchased from Canadian National Railway Co. in 1988. In November 1997, FHR sold 11 city center business hotels to Legacy concurrent with Legacy’s commencement of operations and initial public offering. FHR acquired an approximate 33% interest in Legacy under this offering. In 1998, FHR purchased Delta, which at the time had 27 hotels and 10,000 guestrooms under management or franchise. Also in 1998, FHR purchased the Princess hotel portfolio, a group of seven warm weather resorts in Mexico, Bermuda, Barbados and the United States.

     In October 1999, Fairmont was created through the combination of FHR’s luxury hotel management business with that of Fairmont Hotel Management L.P. (“Fairmont L.P.”), a U.S. based luxury hotel manager. Fairmont immediately became the largest luxury hotel management company in North America as measured by the number of rooms under management. FHR contributed management contracts for 27 luxury properties while Fairmont L.P. contributed management contracts for seven hotels in key United States gateway cities and all rights to the Fairmont brand. This acquisition provided FHR with an international luxury brand under which it now operates its world-class hotels and its luxury hotel management business.

Significant Acquisitions

     In November 2000, FHR acquired the remaining 80% of The Fairmont Chateau Whistler for approximately $94 million.

     In January 2001, FHR acquired the remaining 51% of its Barbados hotels, The Fairmont Royal Pavilion and The Fairmont Glitter Bay for approximately $20 million. In February 2001, FHR acquired The Fairmont Kea Lani Maui on the Wailea coast in Maui, Hawaii for approximately $215 million. In July 2001, FHR purchased a 50% equity interest in The Fairmont Copley Plaza Boston for $21 million in cash from interests controlled by Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud (“Prince Alwaleed”). In February 2003, FHR acquired the remaining 50% equity interest controlled by Prince Alwaleed. The total purchase price for 100% of The Fairmont Copley Plaza Boston was approximately $117 million and was satisfied by the issuance of one million common shares, the assumption of a mortgage at $64.5 million and cash paid of $30.7 million. In November 2001, FHR made a $29 million investment to secure the long-term, incentive-based management contract of The Fairmont Dubai, which opened in February 2002. Subsequently, $7 million of this investment was allocated to another management contract on similar terms for a property that will be built in Abu Dhabi, United Arab Emirates. In addition, a further $7 million will be repaid to FHR if a third management contract is not provided by January 2008.

     In September 2002, FHR acquired the 16.5% interest in Fairmont held by a subsidiary of Kingdom Hotels (USA), Ltd. (“Kingdom”), an affiliate of a trust created by Prince Alwaleed. In consideration for the shares of Fairmont, FHR issued 2,875,000 shares to Kingdom equivalent to approximately 3.7% of FHR’s issued and outstanding shares. As a result of this transaction, FHR increased its controlling interest in Fairmont to 83.5%. The remaining 16.5% of Fairmont is held by one of the original owners of Fairmont L.P., a fund represented by Maritz, Wolff & Co. (“Maritz Wolff”). FHR and Maritz Wolff are parties to a shareholders agreement in respect of Fairmont which addresses various governance matters and provides the parties with certain rights including the right of Maritz Wolff to put its Fairmont shares to Fairmont for U.S. $69 million at any time prior to October 1, 2004. The shareholders agreement also provides each party with the right to acquire the other’s shares at fair market value (as defined in the shareholders agreement) in certain limited circumstances including in the event the other party becomes insolvent or commits an act of bankruptcy, or is acquired, whether directly or indirectly, by a competitor of Fairmont.

     In September 2002, FHR invested $8 million for a 19.9% interest in The Fairmont Sonoma Mission Inn & Spa in Sonoma County California and secured a long-term management contract for the property. FHR has committed to advance a loan of $10 million on arms-length commercial terms to this hotel. In December 2002, FHR acquired The Fairmont Orchid, Hawaii for approximately $140 million. See “Owned Hotels”.

Significant Dispositions

     In February 2001, FHR sold The Fairmont Empress in Victoria, British Columbia and Fairmont Le Château Frontenac in Quebec City, Quebec to Legacy for approximately $200 million, while retaining the long-term management contracts, each of which had a remaining term of 49 years at the time of sale.

ITEM 3: NARRATIVE DESCRIPTION OF THE BUSINESS

Overview

     FHR is one of North America’s leading managers of luxury hotels. FHR currently has 80 luxury and first-class hotels and resorts in its portfolio, representing more than 31,000 rooms. The properties are located in Canada, the United States, Mexico, Bermuda, Barbados and the United Arab Emirates. An additional two properties are currently under development. FHR has operated and owned hotels for over 115 years and currently manages properties principally under the Fairmont and Delta brand names.

Hotel Ownership

     FHR has real estate ownership interests ranging from approximately 13% to 100% in 24 properties. This distinctive collection of hotel properties is located primarily in exclusive resort destinations or key North American gateway cities. All of FHR’s hotel ownership interests are held directly or indirectly by FHR Real Estate Corporation (“FHRREC”), with the exception of The Fairmont Chateau Lake Louise, and the equity interest in The Fairmont Sonoma Mission Inn & Spa, which are held by other subsidiaries of FHR. Fairmont manages the 22 luxury properties and Delta manages the two first-class properties.

     The majority of FHR’s income before interest, taxes, amortization, other income and expenses and reorganization and corporate expenses (“EBITDA”) are generated by its ownership operations. Approximately 55% of gross revenue from hotel ownership is generated from room revenue and 30% is generated from food and beverage services. Other revenue streams such as spa facilities, golf courses, retail operations, parking and laundry contribute the remainder of revenues earned by the owned properties.

     A significant portion of EBITDA generated by FHR’s hotel ownership interest comes from 11 properties in seven locations. The Fairmont Banff Springs and The Fairmont Chateau Lake Louise, located in Banff National Park in the Canadian Rockies, are protected by high barriers to entry since development in the park is controlled by the Government of Canada. The Fairmont Chateau Whistler is in Whistler, British Columbia, a year-round resort widely recognized as one of North America’s best ski destinations. The Whistler hotel market is nearing full development capacity, which will restrict new supply growth. The Fairmont Scottsdale Princess is a Five Diamond hotel in the growing Scottsdale, Arizona market, which has recently experienced significant new hotel supply. The Fairmont Hamilton Princess and The Fairmont Southampton are located in Bermuda, where FHR enjoys favorable income tax treatment on its earnings. The Fairmont Acapulco Princess and The Fairmont Pierre Marques in Acapulco, Mexico represent an opportunity to create increases in the value of FHR’s portfolio through the continuing development of these resorts. The Fairmont Kea Lani Maui, an all-suite hotel located in

Wailea, Maui and The Fairmont Orchid, Hawaii are both located in some of Hawaii’s most sought after locations. The Fairmont Copley Plaza in Boston is being renovated to restore the hotel to its original grandeur.

Investment in Legacy

     FHR also has an approximate 35% equity interest in Legacy, which owns 22 hotels across Canada and one in the United States, all of which are managed by either Fairmont or Delta. FHR accounts for its ownership interest in Legacy on an equity basis.

     Legacy and FHR are parties to a strategic alliance agreement, which provides Legacy with the right to participate in any new investments made by FHR in resorts or city center hotels located in Canada. This agreement provides FHR with a potential buyer for FHR’s stabilized hotels while enabling FHR to retain long-term management contracts for these properties. In the event that a hotel is sold to Legacy, FHR has the ability to participate in up to 54% of the future profitability of the property through management fees and its ownership interest in Legacy. In addition, FHR could receive a significant portion of the sale proceeds on a tax-deferred basis. As a capital partner, Legacy also provides FHR with additional management contract opportunities.

Real Estate Activities

     FHR also holds other real estate assets, which consist primarily of the Southtown lands in Toronto, Ontario and the Coal Harbour lands in Vancouver, British Columbia. FHR owns 100% of the Toronto lands and a 75% interest in the Vancouver lands. Currently there are no formal plans to build new hotels at these locations. FHR expects to sell the remaining land blocks in Vancouver and Toronto over the next four years.

     The Southtown lands are located in the core of downtown Toronto between the financial district and Lake Ontario and is in close proximity to the Air Canada Centre. The site is located south of Union Station and north of the Gardiner Expressway, primarily on either side of York Street. To date, FHR has disposed of two parcels of the Southtown lands and is party to ongoing discussions with several prospective parties who have expressed interest in purchasing the remaining sites for future hotel, office and residential developments. The remaining lands are zoned for the development of 4.9 million square feet of commercial and residential space which is subdivided into six parcels.

     The Coal Harbour lands in downtown Vancouver, stretch over one kilometer along Burrard Inlet west of The Fairmont Waterfront and are in close proximity to Stanley Park. To date, FHR has sold all the land except for two remaining residential sites contracted for sale by 2004 and one site zoned for hotel development, which combined allow for the development of 1.3 million square feet.

     Management has launched a vacation ownership product, Fairmont Heritage Place, which it believes will allow FHR to compete for new development opportunities and improve its return on owned assets by better leveraging its existing hotel infrastructure. Construction is underway for the first phase of FHR’s first vacation ownership project, which is located in Acapulco, Mexico. Management has also identified potential vacation ownership opportunities in Scottsdale, Bermuda and Barbados.

Management Operations

     FHR manages hotels under two subsidiaries, Fairmont and Delta, each with their own distinct brand identity. Under their respective management contracts, Fairmont and Delta generally oversee all aspects of the day-to-day operations of each property on behalf of the owner, including hiring, training and supervising staff, maintaining sales and marketing efforts, providing accounting and budgeting functions, providing support for management information systems and applications and the safekeeping, repair and maintenance of the physical assets. For these services, Fairmont and Delta earn a base fee, which is typically in the range of 2.5% to 3.5% of a property’s gross revenues and can earn an incentive fee based on the property achieving certain operating performance targets.

Fairmont

     Fairmont is North America’s largest luxury hotel management company as measured by rooms under management. Currently, Fairmont manages more than 20,000 rooms at 41 luxury properties in major city centers and resort destinations throughout Canada, the United States, Mexico, Bermuda, Barbados and the United Arab Emirates. Fairmont caters to the luxury segment of the market, which is sometimes referred to as four or five star. Luxury hotels are full service properties offering an exceptional level of personalized service and a complete range of amenities and facilities, including food and beverage outlets, meeting rooms and recreational activities. The hotel staff to guest ratio tends to be higher at luxury hotels in order to allow for more personalized service.

     Fairmont’s incentive-based management contracts have an average remaining term of more than 40 years, which management believes are among the longest in the industry. In 2003, FHR expects about a third of Fairmont’s management contracts to earn incentive fees. Within the next two to three years, the majority of current contracts are expected to earn incentive fees. Most of these contracts have set thresholds that do not change over the life of the contract unless significant renovations are made to the managed hotel. Fairmont participates in up to 30% of earnings above the threshold on most of its management contracts.

     One of Fairmont’s strengths is the diversity of its revenue base, which is relatively balanced between individual and group travel and between business and leisure travel. The individual or transient traveler is typically less price sensitive, whereas the group travel business helps fill rooms in off-peak seasons, providing stability in earnings and occupancy. Business travel accounts for approximately half of Fairmont’s revenues under management and the balance is derived from leisure travel. Further diversification is provided to Fairmont as approximately 55% of revenues are derived from city center locations and the balance from resort properties. The resorts attract both corporate travelers for offsite retreats and leisure customers who take advantage of the activities and amenities offered by these locations.

     Fairmont enjoys a considerable competitive advantage in the group business segment of the industry over other luxury four or five star brands, due to its large meeting facilities and greater number of guestrooms. Fairmont’s average number of rooms per hotel is approximately 500, whereas Fairmont’s major competitors, including Ritz-Carlton, Four Seasons, Sheraton Luxury Collection and Preferred Hotels and Resorts, generally range between 200 to 330 rooms per hotel. See “Hotels Under Management”.

     Fairmont has certain amenities and expertise in diverse areas that distinguish it in the luxury sector. For example, its Fairmont Gold product has carved out a niche that competes with other luxury hotels. This “hotel within a hotel”, typically one or two floors of a Fairmont property, has its own check-in desk, lounge area, upgraded amenities in each guestroom and offers superior personalized service. This product commands a higher rate and competes with the upper end of the luxury hotel segment from both a service and room rate perspective.

     Fairmont also has resources dedicated to both golf and spa operations. FHR has operated golf courses since 1911 and its courses, situated in some of North America’s finest natural settings, are designed by some of the world’s foremost golf course architects. Fairmont has considerable experience in golf course management and maintenance and retail golf operations. FHR is Canada’s leading operator of high-end resort golf courses. Over the past six years, FHR has completed major renovation and modernization to some of its classic golf courses and is currently renovating a golf course in Acapulco.

     Fairmont introduced its new spa product, “Willow Stream The Spas At Fairmont”, with the opening of Willow Stream the spa at The Fairmont Scottsdale Princess in December 2001. In 2002, Fairmont expanded its spa product to The Fairmont Empress, The Fairmont Dubai, The Fairmont Southampton, The Fairmont Acapulco Princess and The Fairmont Banff Springs. Fairmont is planning on converting the existing spa at The Fairmont Orchid, Hawaii in 2003.

Delta

     Delta is Canada’s largest first-class hotel management company, with over 11,000 rooms at 38 managed and franchised properties across Canada. Since FHR acquired Delta in 1998, FHR has upgraded its portfolio of properties and enhanced the reputation of the Delta brand. Delta strengthens FHR’s leadership position in the Canadian marketplace, adds a complementary brand to its portfolio and allows FHR to achieve significant economies of scale.

     Delta’s incentive-based management contracts have an average remaining term of more than 10 years. In 2003, approximately half of Delta’s managed hotels are expected to earn incentive fees. Delta participates in up to 30% of earnings above the threshold on some of its management contracts.

     Delta has certain amenities and expertise in diverse areas that distinguish it in the first-class sector. For example, Delta’s Signature Club combines the exclusive use of a private lounge and upgraded guestrooms and amenities. Signature Club guestrooms achieve premium rates, enabling Delta to increase revenues. Delta has a strong regional sales network across Canada and is recognized for its brand strength and property distribution within its marketplace. Delta’s major brand competitors are Hilton, Radisson and Sheraton.

Competitive Strengths

     The hotel industry is highly competitive. FHR believes that it has several distinguishing competitive strengths, including the following.

Irreplaceable Collection of Distinctive Assets

     FHR manages and owns a portfolio of unique, high quality hotels in exceptional locations that provide it with an unrivaled presence throughout North America. Fairmont’s managed assets principally consist of historic landmark properties in prime locations in major city centers or resort destinations. Its properties are typically renowned assets with long-standing traditions and reputations, such as The Fairmont San Francisco, The Fairmont Banff Springs in the Canadian Rockies, The Fairmont Royal York in Toronto and Fairmont Le Château Frontenac in Quebec City. FHR’s portfolio of owned assets are located primarily in exclusive resort locations where their competitive position is strengthened by high barriers to entry, such as The Fairmont Banff Springs and The Fairmont Chateau Lake Louise, which are situated on National Park land owned and controlled by the Government of Canada and The Fairmont Kea Lani Maui.

Growing Fairmont Brand Position

     Management believes that Fairmont’s current brand positioning has poised FHR for above average growth in earnings. Fairmont enjoys a prominent position in the luxury market segment by virtue of its distinctive collection of 41 properties and a reputation for excellence in people, product and service. The Fairmont name dates back to 1907 and is well known in the United States. FHR has leveraged this strong brand recognition by rebranding 30 properties in Canada, the U.S., Mexico, Bermuda and Barbados as Fairmont properties. Although Fairmont is the largest North American luxury hotel management company, management believes that Fairmont is still in the early stages of building consumer awareness of the brand. Many of Fairmont’s properties are icons and landmarks in their own right and, as the connection between the brand and these assets is solidified, its strength and value should continue to grow. FHR also believes that there continues to be significant growth potential in the United States and internationally. Currently, 14 of the top 25 U.S. markets do not have a Fairmont property.

Strategic Relationships

     Strategic relationships are an important source of financing and future growth opportunities for FHR’s hotel management and ownership businesses. FHR’s strategic alliance agreement with and approximate 35% interest in Legacy provides FHR with a potential buyer for FHR’s stabilized real estate assets while enabling it to retain long-term management contracts for these properties. In the event of a sale of an owned asset to Legacy, FHR has the ability to participate, through its ownership interest in Legacy and through base and incentive management fees, in up to 54% of the future increases in operating profits of the property, in addition to receiving a significant portion of its proceeds from the sale on a tax-efficient basis. This allows FHR to generate significant capital which can be reinvested to fund future growth and expand the Fairmont brand presence. Since the establishment of the strategic alliance, Legacy has purchased six properties from FHR for an aggregate consideration of approximately $250 million. In addition, FHR has established strong partnerships with institutional and private equity sources, including Kingdom, controlled by Prince Alwaleed, and Maritz Wolff. These partners are a potential source of capital to develop luxury and first-class hotel properties and can also facilitate FHR’s entry into new markets.

     In early 2001, Fairmont became a founding member of Avendra, LLC, a North American purchasing consortium that combines the purchasing powers of its founders, Fairmont, Hyatt, ClubCorp, Six Continents and Marriott, to bring each member and their hotels anticipated savings in the cost of goods. All founding members in Avendra, LLC are guaranteed the same purchasing benefits.

Focused Acquisition Strategy

     FHR has developed a five-step process for acquiring and repositioning underperforming real estate assets which has allowed it to maximize the revenues it receives from its owned properties, while following its strategy of increasing the management segment of its business. This five-step process consists of: acquiring an asset and managing it in the short term to increase its revenues; rebranding the asset as either a Fairmont or a Delta property; repositioning and enhancing the revenue potential of the asset through capital investment; aggressively managing the asset to optimize cash flows and operating margins; and monetizing the appreciated value of the stabilized asset by selling it to Legacy or a third party, which enables FHR to use the proceeds to make further acquisitions and equity investments, as well as reinvesting in existing assets. FHR’s intention is to retain long-term management contracts on the assets it sells.

Conservative Capital Structure

     FHR believes it has a conservative capital structure. As at December 31, 2002, the Corporation had approximately $536 million total outstanding debt, resulting in a debt to total capitalization of approximately 24%, one of the lowest among major publicly-traded North American lodging companies. This capital structure provides FHR with a financial advantage relative to many of its competitors, enabling the Corporation to use its balance sheet to aggressively grow its business both through the refurbishment and expansion of existing properties and through selective acquisitions.

Long-Term, Incentive-Based Management Contracts

     Fairmont and Delta both earn management fees for services they provide to properties owned by FHR, Legacy and third parties. Base fees are typically calculated as a percentage of a property’s gross revenues and provide earnings and cash flow stability. Incentive fees are earned as a result of improvements in financial performance, usually above a pre-determined level, and provide significant opportunities for cash flow and earnings growth. Generally, the longer the term of the management contract, the greater the opportunity for increased incentive fees.

     Fairmont’s incentive-based management contracts have an average remaining term of more than 40 years, which management believes are among the longest in the industry. In 2003, Fairmont expects that about one-third of its management contracts will earn incentive fees. Within the next two to three years, Fairmont expects that the majority of its current contracts will be earning incentive fees. Almost all of these contracts have set thresholds that do not change over the life of the contract except, in certain cases, for adjustments corresponding to significant capital expenditures. Fairmont participates in up to 30% of earnings above the threshold on most of its management contracts. Delta’s incentive-based management contracts have an average remaining term of more than 10 years. In 2003, approximately half of Delta’s managed hotels are expected to earn incentive fees.

Proven Management Team

     FHR has been providing outstanding service in the lodging sector for over 115 years. FHR’s senior management team has, since 1997, successfully completed the initial public offering of Legacy, the acquisitions of Delta and the Princess hotel portfolio, the creation of Fairmont and the transition from being privately-held to being a publicly-traded corporation pursuant to the Arrangement. Also during this period, FHR has reported strong operating and financial performance. The senior management team is supported by 14 corporate vice presidents and by 13 regional vice presidents, and oversees a workforce of over 30,000 employees.

Growth Strategy

     In addition to benefiting from the overall growth trends of the luxury segment of the market, FHR intends to grow revenue and profits through a comprehensive growth strategy.

Maximize Operating Performance of Existing Assets

     FHR continues to grow revenues and earnings by maximizing the operating performance of its managed and owned hotels through profit-enhancing capital improvements and more focused marketing programs and sales efforts. FHR also anticipates that the Fairmont brand will continue to enhance revenue opportunities through a consistent brand image and increased North American and international recognition of the properties in the portfolio.

     FHR also expects that the rebranding of newly-acquired assets will leverage the operating performance of its existing properties. Not only will the rebranding enhance the revenue opportunities of the new assets through their immediate association with the Fairmont brand but, in addition, it will raise the profile of the rest of the Fairmont properties by raising the profile of the Fairmont brand as a whole.

Invest Capital to Expand, Reposition and Refurbish Existing Assets

     A number of FHR’s owned and managed assets have recently undergone or are currently undergoing major renovation programs which has affected operating revenues. Once these renovations are completed, FHR expects that it will earn significant returns on the capital invested. One example of this strategy was the expansion of The Fairmont Chateau Whistler. With the growing recognition of Whistler as a world-class destination resort in the early 1990s, FHR determined that increasing demand warranted an addition of guestrooms and meeting space. In September 1997, the hotel opened 216 new guestrooms. In 2002, operating and financial results supported the expansion as EBITDA had more than doubled since 1996 and revenue per available room (“RevPAR”) had risen significantly. A further example of this strategy, was the complete renovation of the two Bermuda properties. As part of these renovations, guestrooms, lobbies and meeting space were refurbished and a Willow Stream spa was opened at The Fairmont Southampton. The completion of these programs have resulted in the hotels average daily rates (“ADR”) increasing by 20% since 1999.

Broaden Revenue Streams

     Incremental investments in spas, golf courses, residential and retail enhance the Fairmont brand and are also attractive investment opportunities, as the hotel infrastructure and land are already in place. There are currently seven large luxury spas under management and one under development. In addition, FHR operates nine golf courses and has developed expertise in this area. FHR is focusing its acquisition strategy to target hotels that already have spas and golf courses in place or have the space to accommodate these facilities. FHR also continues to evaluate opportunities to develop residential accommodations at certain of its resort properties. Several of FHR’s existing properties, such as The Fairmont Royal Pavilion and The Fairmont Scottsdale Princess could accommodate residential development. Fairmont currently has a large portfolio of retail shops within its hotels, providing rental income for FHR. The Fairmont Scottsdale Princess and The Fairmont Banff Springs currently operate their own retail shops. Fairmont will continue to pursue opportunities for future growth in retail revenue, through both leased tenancies and owned and operated stores.

Growth Through New Incentive-Based Management Contracts

     FHR intends to further develop and leverage the Fairmont brand by seeking new single and multiple incentive-based management contract opportunities. The Corporation believes it has substantial growth potential in the United States as 14 of the top 25 markets currently do not have a Fairmont property. FHR also intends to capitalize on opportunities outside North America.

     Fairmont is well positioned to attract hotel owners and new partners through its management expertise, unique portfolio of properties and service culture. In addition, it has established a scalable technology infrastructure that supports management information systems which are critical to the globalization of the brand.

     Delta has proven its ability to secure new management contracts within Canada, with seven new management contracts being entered into since January 1, 2001.

Growth Through Acquisitions

     To support and complement the growth of its management business, FHR will continue to use its financial position and management capabilities to make selective acquisitions in key North American gateway cities, destination resorts and strategic international markets. FHR intends to focus on assets that are consistent in size, quality and customer base with its existing portfolio, or that are in protected markets or have significant development potential.

     Once an acquired asset has been stabilized, FHR will consider selling the asset to Legacy or a third party. As part of the sale agreement, FHR would retain a long-term management contract. The cash generated from the sale of stabilized properties would then be redeployed into new investment opportunities. This strategy was used with the sale of The Fairmont Empress and Fairmont Le Château Frontenac to Legacy where the proceeds were used for the subsequent purchase of The Fairmont Kea Lani Maui, thereby expanding FHR’s presence in a key resort market.

Minority Equity Investments

     FHR also plans to leverage its financial position by increasing the use of minority equity investments. This will enable FHR to secure long-term management contracts with only a modest capital investment. For instance, FHR acquired an approximate 20% interest in The Fairmont Sonoma Mission Inn & Spa while securing a long-term management contract at this property.

     Although the Corporation is focused on expanding primarily in the United States, FHR will also consider strategic acquisitions outside of North America. In 2002, The Fairmont Dubai opened. The joint venture involved a minority equity investment and a long-term management contract. FHR views this project as the first step in a strategic alliance between the private office of His Highness Dr. Sheikh Sultan bin Khalifa Al Nahyan and Fairmont to build and operate a number of luxury hotels in the region and other international markets.

Hotels Under Management

     The following tables provide certain information relating to each property managed by Fairmont and Delta as of May 1, 2003.

				Fairmont	Meeting
Fairmont	Year		Total	Gold	Rooms/
Property	Opened	Ownership(1)	Rooms	Rooms	Sq. Footage

The Fairmont Kea Lani Maui Wailea, Maui, Hawaii	1991	FHRREC	450	—	4/11,300
The Fairmont Orchid, Hawaii Kohala Coast, Hawaii	1991	FHRREC(2)	540	—	12/29,000
The Fairmont San Francisco San Francisco, California	1907		591	—	21/53,000
The Fairmont Sonoma Mission Inn & Spa Sonoma County, California	1927	FHRREC 19.9%(3)	228	—	11/11,000
The Fairmont San Jose San Jose, California	1987		805	—	23/60,000
The Fairmont Miramar Hotel, Santa Monica Santa Monica, California	1921		302	—	12/22,500
The Fairmont Scottsdale Princess Scottsdale, Arizona	1987	FHRREC	651	—	29/53,000
The Fairmont Dallas Dallas, Texas	1969		551	—	26/77,000
The Fairmont Kansas City At The Plaza Kansas City, Missouri	1972		366	—	17/29,000
The Fairmont New Orleans New Orleans, Louisiana	1893		700	—	21/70,000
The Fairmont Chicago Chicago, Illinois	1987		692	—	14/62,000
The Plaza(4) New York, New York	1907		805	—	13/31,300
The Fairmont Washington, D.C. Washington, District Columbia	1985	Legacy(5)	418	—	17/29,000
The Fairmont Copley Plaza Boston Boston, Massachusetts	1912	FHRREC(6)	379		9/21,000
The Fairmont Empress	1908	Legacy	477	40	5/10,500

					Fairmont	Meeting
Fairmont	Year			Total	Gold	Rooms/
Property	Opened		Ownership(1)	Rooms	Rooms	Sq. Footage

Victoria, British Columbia
The Fairmont Chateau Whistler Whistler, British Columbia	1989		FHRREC	550	57	14/28,000
The Fairmont Hotel Vancouver Vancouver, British Columbia	1939		Legacy	556	39	15/37,000
The Fairmont Waterfront Vancouver, British Columbia	1991		Legacy	489	47	11/24,000
The Fairmont Vancouver Airport Richmond, British Columbia	1999		FHRREC	392	36	14/7,000
The Fairmont Jasper Park Lodge Jasper, Alberta	1922		FHRREC	446	—	13/26,000
The Fairmont Chateau Lake Louise Lake Louise, Alberta	1890		FHRREC	487	—	14/17,500
The Fairmont Banff Springs Banff, Alberta	1888		FHRREC	770	—	36/75,000
The Fairmont Palliser Calgary, Alberta	1914		Legacy	405	48	14/21,700
The Fairmont Hotel Macdonald Edmonton, Alberta	1915		Legacy	198	—	8/10,600
The Fairmont Winnipeg Winnipeg, Manitoba	1970		Legacy	340	36	9/18,600
The Fairmont Royal York Toronto, Ontario	1929		Legacy	1,365	85	41/81,000
Fairmont Château Laurier Ottawa, Ontario	1912		Legacy	429	33	16/32,800
Fairmont Le Château Montebello and Kenauk Montebello, Quebec	1930		FHRREC	211	—	17/14,200
Fairmont The Queen Elizabeth Montreal, Quebec	1958		Legacy	1,039	79	32/52,000
Fairmont Tremblant Mont Tremblant, Quebec	1997		FHRREC 19.9%	314	28	19/16,000
Fairmont Le Château Frontenac Quebec City, Quebec	1893		Legacy	617	55	14/22,000
Fairmont Le Manoir Richelieu Charlevoix, Quebec	1899		FHRREC 25%	405	21	12/22,000
The Fairmont Algonquin St. Andrews By-the-Sea, New Brunswick	1889			234	—	11/19,000
The Fairmont Newfoundland St. John’s, Newfoundland	1982		FHRREC 25%	301	56	17/20,000
The Fairmont Acapulco Princess Acapulco, Mexico	1971		FHRREC	1,017	—	8/38,100
The Fairmont Pierre Marques Acapulco, Mexico	1958		FHRREC	335	—	5/9,500
The Fairmont Southampton Southampton, Bermuda	1972		FHRREC	593	86	12/35,500
The Fairmont Hamilton Princess Hamilton, Bermuda	1884		FHRREC	410	95	6/17,000
The Fairmont Royal Pavilion St. James, Barbados	1987		FHRREC	76	—	2/1,200
The Fairmont Glitter Bay St. James, Barbados	1981		FHRREC (7)	68	—	1/2,500
The Fairmont Dubai Dubai, UAE	2002			394	66	22/21,700
Puerto Rico Resort (8) Rio Grande, Puerto Rico	2005	(est.)	TBA	TBA	TBA	TBA/TBA

				Fairmont	Meeting
Fairmont	Year		Total	Gold	Rooms/
Property	Opened	Ownership(1)	Rooms	Rooms	Sq. Footage

Abu Dhabi Resort (8) Abu Dhabi, UAE	2005 (est.)	TBA	TBA	TBA	TBA/TBA
TOTAL			20,396	907	617/1,239,500

(1)	Ownership interest is held by a third party unless otherwise indicated.

(2)	Acquired in December 2002.

(3)	Acquired 19.9% equity interest in September 2002.

(4)	A Fairmont managed hotel.

(5)	Acquired by Legacy in December 2002.

(6)	Acquired remaining 50% equity interest in February 2003.

(7)	Some of the units at this resort are privately owned.

(8)	Under development.

				Signature	Meeting
Delta	Year		Total	Club	Rooms/
Property	Opened	Ownership (1)	Rooms	Rooms	Sq. Footage

Delta Sun Peaks Resorts Sun Peaks, British Columbia	2002	FHRREC 26%	226	—	7/11,000
Delta Victoria Ocean Pointe Resort and Spa, Victoria, British Columbia	1992		245	—	12/14,100
Delta Vancouver Airport Richmond, British Columbia	1973	Delta	412	—	15/15,400
Delta Vancouver Suites Vancouver, British Columbia	1998	FHRREC 34.8%	225	23	5/2,700
Delta Pinnacle Vancouver, British Columbia	2000		434	51	12/15,700
Delta Whistler Resort (2) Whistler, British Columbia	1982		288	—	19/10,250
Delta Whistler Village Suites Whistler, British Columbia	1997		207	—	5/4,000
Tantalus Lodge (3) Whistler, British Columbia	1980		76	—	2/1,300
Delta St. Eugene Mission Resort Cranbrook, British Columbia	2002		125	—	6/4,400
Delta Bow Valley Calgary, Alberta	1981		398	—	10/10,000
Delta Calgary Airport Calgary, Alberta	1979	Legacy	296	—	15/19,500
Delta Lodge at Kananaskis Kananaskis Village, Alberta	1988		321	70	14/16,000
Delta Edmonton Centre Suite Hotel Edmonton, Alberta	1987		169	—	12/12,000
Delta Edmonton South Hotel & Conference Centre (2) Edmonton, Alberta	1975		237	—	28/31,900
Delta Bessborough Saskatoon, Saskatchewan	1935	Legacy	225	37	11/18,000
Delta Regina (2) Regina, Saskatchewan	1988		274	34	23/28,700
Delta Winnipeg Winnipeg, Manitoba	1974	Legacy	392	49	13/18,100
Delta London Armouries (2) London, Ontario	1987		245	—	15/9,500
Delta Meadowvale Resort and Conference Centre (2) Mississauga, Ontario	1981		374	—	34/30,200
Delta Toronto Airport West Mississauga, Ontario	1976	Legacy	296	—	25/14,100
Delta Chelsea Toronto, Ontario	1975		1,590	73	25/21,500
Delta Toronto East Toronto, Ontario	1982	Legacy	368	20	23/22,000
Delta Pinestone Resort Haliburton, Ontario	1976		103	—	13/15,000
Delta Sherwood Inn Port Carling, Ontario	1939		49	—	3/3,500
Delta Grandview Resort Huntsville, Ontario	1911		128	—	12/8,800
Delta Rocky Crest Resort MacTier, Ontario	1965		65	—	3/3,000
Delta Ottawa Hotel and Suites Ottawa, Ontario	1975	Legacy	328	23	13/12,000

				Signature	Meeting
Delta	Year		Total	Club	Rooms/
Property	Opened	Ownership (1)	Rooms	Rooms	Sq. Footage

Delta Montreal (2) Montreal, Quebec	1986		456	42	17/16,000
Delta Centre-Ville Montreal, Quebec	1977	Legacy	711	128	18/22,600
Delta Sherbrooke Hotel and Conference Centre Sherbrooke, Quebec	1989		178	—	17/17,800
Delta Trois-Rivières Hotel and Conference Centre Trois Rivières, Quebec	1991		159	—	13/18,300
Delta Brunswick (2) Saint John, New Brunswick	1981		254	—	15/12,800
Delta Beauséjour Moncton, New Brunswick	1972	Legacy	311	—	15/24,000
Delta Halifax Halifax, Nova Scotia	1974	Legacy	296	—	12/9,000
Delta Barrington Halifax, Nova Scotia	1980	Legacy	200	31	9/6,700
Delta Sydney (2) Sydney, Nova Scotia	1987		152	—	8/5,500
Delta Prince Edward Charlottetown, P.E.I	1984	Legacy	211	—	13/25,000
Delta St. John’s Hotel and Conference Centre(2) St. John’s, Newfoundland	1987		276	30	16/18,000
TOTAL			11,300	611	528/548,350

(1)	Ownership interest is held by a third party unless otherwise indicated.

(2)	A Delta franchised hotel.

(3)	A Delta managed hotel, non branded.

					Meeting
Other	Year		Total	Club	Rooms/
Property	Opened	Ownership	Rooms	Suites	Sq. Footage

Sheraton Suites Calgary Eau Claire Calgary, Alberta	1998	Legacy	323	44	12/10,000

Industry Awards

     FHR has developed a reputation for quality, service and innovation in the luxury and first-class markets, respectively. Its reputation has been acknowledged by the following leading surveys.

2002/2003

     Five Fairmont hotels received the 2002 Mobil Four-Star Award from Exxon Mobil Travel Publications. The Fairmont Scottsdale Princess’ La Hacienda and The Marquesa each received Mobil Four-Star Restaurants 2002, making La Hacienda North America’s only Mobil 4-Star and AAA 4-Star restaurant.

     The Fairmont Scottsdale Princess received the AAA Five-Diamond Hotels Award, as well as The Marquesa, receiving the AAA Five-Diamond Restaurants award.

     Condé Nast Traveler 2003 annual readers’ choice poll, The Gold List, listed two-thirds of Fairmont’s portfolio on this year’s survey. FHR believes it epitomizes the gold standard, with 27 of its world-class properties making the list in 2003, up from 21 last year. Headlining this year’s list for Fairmont is The Fairmont Kea Lani Maui, scoring a perfect 100% for service, making it number one in ‘The Best by Service’ for the United States. The Fairmont Orchid, Hawaii, scored high for its luxurious rooms and scenic location and The Fairmont Banff Springs, for its outstanding picturesque location, making it the second ‘Best by Location’ for the Americas. Other notable mentions include the castle-like Fairmont Château Laurier, The Fairmont Vancouver Airport and The Fairmont Hotel Macdonald.

     Meetings & Conventions magazine awarded five Fairmont hotels and resorts with the magazine’s annual 2002 Gold Key International Award. In addition, six Fairmont properties were awarded the Gold Key Award. Celebrating the finest meeting properties world-wide, the awards are based on the overall quality of the staff, meeting rooms, food and beverage offerings and the level of service provided. Other notable mentions include The Fairmont San Francisco and The Fairmont Scottsdale Princess’ Gold Platter Award, and The Fairmont Royal York’s Gold Platter International Award.

     Travel & Leisure has named 15 Fairmont hotels and resorts to its first annual ‘T & L 500’, ‘The magazine’s ultimate guide to the best hotels in the world’. Using the 500 properties that received the highest rankings in the magazine’s 2002 World’s Best Awards Survey, the editors then added their own opinions to complete the guide. Fairmont’s Canadian properties made a strong showing in the guide, with the Fairmont Château Laurier topping the list for Fairmont, followed by The Fairmont Jasper Park Lodge and The Fairmont Banff Springs. Fairmont’s two Hawaiian resorts lead the way for the United States and The Fairmont San Francisco was dubbed a destination in and of itself.

     Travel & Leisure Magazine’s 2002 Annual ‘World’s Best Awards’ readers’ poll ranked eight Fairmont properties in their annual evaluation of prestigious hotels and resorts throughout the world. Headlining the Top 100 list was Fairmont Château Laurier, The Fairmont Jasper Park Lodge and The Fairmont Chateau Lake Louise. Delta Victoria Ocean Pointe Resort and Spa was named in the top 100 for U.S. and Canada.

     Travel & Leisure Magazine’s 2002 ‘World’s Best Values’ survey ranked five Fairmont properties in their annual evaluation of exceptional service, unique offerings and renowned hospitality at an affordable price. Topping the list was The Fairmont Southampton, scoring the highest ranking of any hotel in the Caribbean, Bermuda and the Bahamas.

     Travel & Leisure Magazine’s 2002 ‘World’s Best Spas’ named The Fairmont Banff Springs in the top ten for ‘The Best Spas for Treatments’ and ‘The Best Spas for Value’ in the U.S. and Canada.

     The Hospitality Sales & Marketing Association International (HSMAI) recognized FHR with the ‘Golden Click Best of Show Award’ for the design and development of www.fairmont.com. The Web site was selected for the honor from this year’s Platinum Golden Click Web Award winners.

     The Association of Travel Marketing Executives (ATME) recognized FHR with the 2003 ‘Gold Award’ for most effective website.

     The Discovery Travel Channel selected The Fairmont Chateau Lake Louise as one of the “World’s Top 10 Honeymoon Hot Spots”. The program recognized The Fairmont Chateau Lake Louise and nine other of the most luxurious resorts around the world as ultimate travel destinations.

     FHR received the Natural Resources Canada Energy Innovators Awards 2002, recognized as a company leader in the hospitality industry in reducing greenhouse gas emissions.

     BC Hydro and the Manitoba Round Table for Sustainable Development recognized FHR British Columbia and The Fairmont Winnipeg for their outstanding environmental contributions as a part of Fairmont’s Green Partnership Program. The five B.C. properties have made sizeable reductions to their energy consumption, earning them BC Hydro Power Smart Certified status; and The Fairmont Winnipeg’s pioneering efforts to promote environmentally sound economic development, have been recognized with the Sustainable Development 2002 Award, Business Category.

     The Canadian Marketing Association (CMA) recognized Fairmont Hotels & Resorts with the 2002 Gold Award for their innovative and very auspicious direct marketing campaign ‘The Plaza Loves Canada’. Fairmont accepted the top honour in the Leisure/Travel Products & Services category.

     The TIA (Travel Industry Association of America) presented the Odyssey Awards 2002 — Special Recognition Award to Fairmont Hotels & Resorts for the ‘Adopt-a-Shelter’ program.

     Maclean’s selected FHR for the 2003 Edition of Canada’s Top 100 Employers. This annual guide produced by Mediacorp is a reference to best practices in recruitment and retention and includes employers that have innovative programs to attract and keep talented employees.

     The American Automobile Association (“AAA”) and the Canadian Automobile Association (“CAA”) recognized 30 Fairmont properties with Four or Five Diamond Awards.

     Successful Meetings magazine awarded 20 Fairmont properties the 2002 Pinnacle Award.

2001

     The 2001 Zagat’s travel survey of top U.S. hotels/resorts/spas ranked Fairmont fourth among lodging companies in the country. In the international edition of the acclaimed guidebook, Fairmont also ranked high with travelers with The Fairmont Empress and The Fairmont Chateau Whistler placing amongst the best hotels/resorts in Canada.

     Nine Fairmont hotels received the 2002 Mobil Four and Five-Star Award from Exxon Mobil Travel Publications. Highlighting this year’s list was The Fairmont Scottsdale Princess, which received a coveted Five-Star ranking. Additionally, two of the hotel’s restaurants, La Hacienda and The Marquesa received this distinction.

     The Corporate & Incentive Traveler magazine gave three Fairmont hotels its Award of Excellence.

     Meeting & Conventions magazine presented 15 of Fairmont’s hotels with its Gold Key Award.

     In the 2001 edition of Forbes, The Fairmont Chateau Whistler and Fairmont Tremblant were listed as two of the 10 best ski resorts in North America. The highly respected monthly magazine selected both properties for their upscale accommodations and for the quality of their nearby ski runs.

Owned Hotels

     The following is a description of the individual hotels in which FHR currently has an ownership interest. FHRREC or one or more of its subsidiaries has a 100% interest in these properties, unless otherwise indicated.

The Fairmont Orchid

     Situated on 32 beachfront acres along the semi-tropical Kohala Coast, on the North-western coast of Hawaii, The Fairmont Orchid has 540 guestrooms and suites and offers a full-service spa and fitness center, 42,000 square feet of function space, three restaurants, ten tennis courts, and is located close to two 18-hole golf courses. The Fairmont Orchid was named to Condé Nast Traveler’s 2002 Gold List and was named ‘one of the best golf resorts’ by Condé Nast Traveler’s 2001 Top Golf Resorts readers’ survey. In October 2002, FHRREC acquired The Orchid at Mauna Lani on the Island of Hawaii from an affiliate of Colony Capital LLC.

The Fairmont Kea Lani Maui

     Known as the island’s only all-suite luxury oceanfront resort, The Fairmont Kea Lani Maui is situated on Polo Beach in the world-class destination of Wailea, on the south-western coast of Maui. With 413 one-bedroom suites and 37 private beachfront villas, the 22-acre resort offers a full-service spa and fitness center and a range of water sports. The resort is located close to Wailea’s three 18-hole championship, par 72 golf courses and 14 tennis courts. The resort appears in Condé Nast Traveler’s 2002 Gold List and scored a perfect 100% for service, making it number one in ‘The Best by Service in the U.S.’ FHRREC holds its indirect interest in the resort through a Hawaiian limited partnership, Kea Lani Limited Partnership.

The Fairmont Sonoma Mission Inn & Spa

     Long known as a historic spa destination in the heart of the California Wine Country, The Fairmont Sonoma Mission Inn & Spa is the recipient of the AAA Four-Diamond Award and Mobile Four-Star Award. The recently expanded spa facility boasts its own source of thermal mineral water. The 228-room resort includes two pools, 11 meeting rooms, and a full-service business center. Guests have preferred access to Sonoma National, a private 18-hole championship golf course. In September 2002, in addition to securing the long-term management contract, FHRREC purchased a 19.9% equity interest in the resort.

The Fairmont Scottsdale Princess

     Built in 1987, The Fairmont Scottsdale Princess is located on a 450-acre property, with the McDowell Mountains as the backdrop. The property has access to two championship golf courses which are leased by the City of Scottsdale and operated by the Tournament Players Club of Scottsdale. For several years, one of these courses has been the site of the PGA Tour’s Phoenix Open. The hotel has also been the host of the ATP/Franklin Templeton Men’s Tennis Tournament for a number of years. In 2002, the hotel appeared in Condé Nast Traveler’s Gold List. Willow Stream the spa at The Fairmont Scottsdale Princess, a 44,000 square-foot luxury spa, opened at the end of 2001. In 2002, the resort received a Mobil Five-Star Award from Exxon Mobil Travel Publications as did two of the hotel’s restaurants, La Hacienda and The Marquesa. For the eleventh consecutive year the hotel received two Five-Diamond Awards from AAA, one for the hotel’s striking and luxurious facilities and exceptionally high degree of service and the other for its signature dining room, The Marquesa. The Fairmont Scottsdale Princess is owned by the Scottsdale Princess Partnership, an Arizona partnership which is indirectly owned by FHRREC. The hotel is located on land leased from the City of Scottsdale, whose lease expires at the end of 2085.

The Fairmont Copley Plaza Boston

     Known as the “Grande Dame” of Boston, The Fairmont Copley Plaza Boston has been a landmark of elegance since its opening in 1912. The 379-room hotel was designed by the same architect as The Plaza in New York and has many similar features. The hotel is centrally located beside the Hancock Tower, the Boston Public Library and Trinity Church and is close to Beacon Hill and Newbury Street. The hotel received the AAA Four-Diamond Award in 2001. In June 2001, FHRREC acquired a 50% ownership position in the hotel, and Fairmont, which has been the manager of the hotel since 1996, entered into a new long-term management contract. In February 2003, FHRREC completed the acquisition of the remaining 50% equity interest in the property. The hotel is presently undergoing substantial renovations to its guestrooms. The property is owned by Copley Plaza 2001 LLC, a Delaware limited partnership, which is an indirect wholly-owned subsidiary of FHRREC.

The Fairmont Chateau Whistler

     Opened in 1989, The Fairmont Chateau Whistler was the first chateau-style hotel built by FHR since the turn of the century. Tourism in the Whistler area has generally been increasing and the resort has been expanded over the past decade to accommodate increased demand. Located at the base of Blackcomb Mountain, the chateau is within walking distance of Whistler Mountain. The hotel features an 18-hole championship golf course designed by Robert Trent Jones, Jr. and offers a full-service spa. The resort appeared in Condé Nast Traveler’s 2002 Gold List and was voted one of the 50 Best Golf Resorts by the magazine in 2001. In the November 2001 edition of Forbes, the resort was listed as one of the 10 best ski resorts in North America. The hotel also received the Four-Diamond Award from the CAA in 2002. All of the lands relating to the hotel property and the golf course are owned by Chateau Whistler Resort Partnership, a British Columbia partnership which is wholly-owned, directly and indirectly, by FHRREC.

The Fairmont Vancouver Airport

     Built in 1999, The Fairmont Vancouver Airport is a state-of-the-art hotel connected to the Vancouver International Airport. It is the first hotel in the world to offer an in-room airline check-in service and the first hotel in North America to introduce a satellite lobby in the airport arrival halls. With a full-service work center, spa and health club, this hotel combines all the expected amenities and facilities of a luxury hotel with the conveniences of an airport property. In 2002, the hotel earned the Four-Diamond Award from CAA. FHRREC leases the land on which the hotel is located from the Vancouver Airport Authority. The lease term expires in 2050.

The Fairmont Jasper Park Lodge

     The Fairmont Jasper Park Lodge is an alpine-like village of cedar chalets and authentic log cabins originally designed in 1922. Located near Marmot Basin Ski Resort in Jasper National Park, the property offers year-round activities including skiing and golf on its championship golf course designed by Stanley Thompson. In 2002, the hotel appeared in Condé Nast Traveler’s Gold List in addition to being ranked as one of the 50 Best Golf Resorts by the magazine in 2001. In 2001, this golf course received numerous honors including Best Golf Course, Best Canadian Golf Destination and Best Scenery in Canada by Score Golf magazine. Also in 2002, CAA presented its main restaurant, the Edith Cavell Dining Room, with the Four-Diamond Award. The resort is under a single lease with the Government of Canada, expiring March 31, 2010, with a right to an additional term of 10 years.

The Fairmont Chateau Lake Louise

     The Fairmont Chateau Lake Louise sits on the shores of Lake Louise in the Canadian Rockies and is in close proximity to world class skiing at the Lake Louise Ski Area in Alberta. Built in 1890, the resort was expanded from a mountain chalet in 1912 and became an all-season property in 1984. The addition of a meeting facility is underway and will be completed in 2004 and Fairmont Gold will open in May 2003. In 2002, the hotel appeared in Condé Nast Traveler’s Gold List and received the Four-Diamond Award from the CAA. The Fairmont Chateau Lake Louise was selected as one of the “Ultimate 10 Hotels in the World” by The Learning Channel, recognizing the property as one of the top luxury hotels in the world. The hotel is under perpetually renewable leases with the Government of Canada, the owner of all the land in Banff National Park, with the exception of a new lease of a road right-of-way and other lands including minor portions of the hotel and a staff building which is for a fixed term of 42 years. The leases for The Fairmont Chateau Lake Louise are held by Chateau Lake Louise Corporation, a Nova Scotia corporation which is a wholly-owned subsidiary of FHR.

The Fairmont Banff Springs

     Designed and built in 1888, and often referred to as the “Castle in the Rockies”, The Fairmont Banff Springs is a year-round resort located in the Canadian Rocky Mountains in Banff National Park. The hotel is in close proximity to a number of internationally renowned ski facilities, including Sunshine Village and Lake Louise Ski Area, and has a 27-hole championship golf course designed by Stanley Thompson. In 2001, a major three-year renovation program was completed at the property, returning the resort to its original splendor including guestrooms, the lobby, public spaces and kitchens. In 2002, the hotel appeared in Condé Nast Traveler’s Gold List and received the Four-Diamond Award from the CAA in 2002. In 1995, the hotel opened Solace, a luxury spa that was ranked second in the category of “World’s Best Spa Destinations” by Condé Nast Traveler’s 2001 Readers’ Choice Awards. The spa was rebranded as a Willow Stream in 2002. The main structures of the hotel containing the reception areas, kitchen, guestrooms and the majority of the staff accommodations are subject to perpetually renewable leases with the Government of Canada. The remaining leasehold lands forming the hotel and containing the conference center, parkade, other staff accommodations, the tennis courts and the golf course are subject to a number of leases for fixed terms of up to 42 years.

Fairmont Le Château Montebello and Fairmont Kenauk at Le Château Montebello

     Located between Ottawa and Montreal, this historic resort’s focal point is its cedar log chateau built in 1930. Fairmont Le Château Montebello has approximately 65,000 acres of protected wilderness domain that is one of North America’s largest and oldest private fish and game reserves, with more than 70 lakes within its borders. The resort has an extensive recreation program and offers a Stanley Thompson championship golf course, for which it received a Double Platinum ranking from Canada’s Golf Ranking magazine.

Fairmont Tremblant

     Opened in 1997, this hotel is located at the base of Mont Tremblant in the Laurentians. In 2002, the hotel appeared in Condé Nast Traveler’s Gold List and received the CAA Four-Diamond Award. In the November 2001 edition of Forbes, the resort was listed as one of the 10 best ski resorts in North America. FHRREC has a 19.9% direct interest in Chateau M.T. Inc., a Quebec corporation, which owns the property.

Fairmont Le Manoir Richelieu

     First established in 1899, this “Castle on the Cliff” located in Charlevoix, Québec, celebrated its centennial shortly after the completion of a major renovation. The resort offers a spa, casino and whale watching on the St. Lawrence River. In 2000, Fairmont Le Manoir Richelieu received a Double Platinum ranking from Canada’s Golf Ranking magazine for its 18-hole championship golf course, which is presently under construction for the addition of a further nine holes. The hotel and its restaurant, Le Charlevoix, each received the Four Diamond Award from CAA in 2002. FHRREC holds a 25% interest in the property through its direct ownership in Manoir Richelieu Limited Partnership, a Québec limited partnership.

The Fairmont Newfoundland

     Rebuilt in 1982, The Fairmont Newfoundland is located in the heart of St. John’s, overlooking the harbor. This modern hotel offers a 24-hour business center and all guestrooms are provided with business amenities. FHRREC holds its 25% interest directly in this property.

The Fairmont Acapulco Princess

     Designed to resemble an Aztec pyramid, The Fairmont Acapulco Princess is located on 480 tropical acres along the Revolcadero Beach. The grounds offer five freshwater pools, waterfalls and one salt-water pool, tennis, water sports and an 18-hole championship golf course. In 2002, the resort appeared in Condé Nast Traveler’s Gold List and received the Gold Key Award from Meetings & Conventions magazine and the AAA Four-Diamond Award. In 2002, the property completed a major renovation program that included the refurbishment of all guestrooms and the addition of a Willow Stream spa. The hotel and golf course are owned by Organización Ideal, S.A. de C.V. and Impulsora de Revolcadero S.A. de C.V., both Mexican corporations, which are indirect wholly-owned subsidiaries of FHRREC.

The Fairmont Pierre Marques

     Located minutes from The Fairmont Acapulco Princess on a secluded section of Revolcadero Beach, the resort was originally built in 1958 as a lavish personal hideaway for oil magnate J. Paul Getty. Previously open for only three months of the year, the property has been catering to guests year-round since it was purchased by FHR in 1998. The hotel has retained the privacy and intimacy of its original days with villas, bungalows and low-rise pavilions in a garden setting, offering three freshwater pools and an 18-hole championship golf course. In 2002, a major renovation program was completed which included all of the guestrooms, bungalows and villas, as well as the lobby. In 2002, the hotel appeared in Condé Nast Traveler’s Gold List. The hotel and golf course are owned by Impulsora de Revolcadero, S.A. de C.V., a Mexican corporation which is an indirect wholly-owned subsidiary of FHRREC. A small section of the land is held in trust from Banca Cremi, S.A. by Organización Ideal, S.A. de C.V., a Mexican corporation which is an indirect wholly-owned subsidiary of FHRREC.

The Fairmont Southampton

     Located on the south shore of Bermuda’s highest point, The Fairmont Southampton opened in 1972 overlooking approximately 100 acres of property. The hotel has a pink sand beach, tennis and an 18-hole par 3 executive golf course. In 2002, the resort completed a major renovation program including guestrooms, the lobby, restaurants and bar, as well as the addition of Fairmont Gold and a full-service Willow Stream spa. In 2002, the resort appeared in Condé Nast Traveler’s Gold List and was also named the best hotel in the Caribbean/Bermuda/Bahamas by Travel & Leisure magazine. In 2002, The Fairmont

Southampton received the Four-Diamond Award from AAA. Westend Properties Limited, a Bermuda corporation which is an indirect wholly-owned subsidiary of FHRREC, owns the hotel.

The Fairmont Hamilton Princess

     Built in 1884, The Fairmont Hamilton Princess is located in the heart of Hamilton, Bermuda’s capital. In 2001, the hotel received numerous awards for its meeting facilities and services, including the Gold Key Award from Meetings & Conventions magazine and the Pinnacle Award from Successful Meetings magazine. The property has recently completed a major renovation program, including all guestrooms, the addition of Fairmont Gold, the lobby and hotel entrance. The property is owned by Hamilton Properties Limited, a Bermuda corporation, which is an indirect wholly-owned subsidiary of FHRREC.

The Fairmont Glitter Bay and The Fairmont Royal Pavilion

     These two hotels are located next to each other on a tropical estate that overlooks the Caribbean Sea, on a half-mile stretch of beach on Barbados’ west coast. The Fairmont Glitter Bay opened in 1981 and was followed by the opening of The Fairmont Royal Pavilion in 1987. The Fairmont Glitter Bay contains one, two and three-bedroom suites, some of which are privately owned. Resort amenities include tennis courts, a water sports center and fitness center. In May 2003, The Fairmont Royal Pavilion will be closed for six months for a complete renovation to the resorts’ guestrooms. In 2002, AAA presented the Four Diamond Award to The Fairmont Royal Pavilion. FHRREC’s interest in the two properties is held through its indirect wholly-owned subsidiary, CP Hotels (Barbados) Inc., a Barbados corporation.

Delta Vancouver Suites

     Delta Vancouver Suites is located in the waterfront district, close to the Vancouver Trade and Convention Centre. This all-suite hotel offers state-of-the-art technology in the heart of downtown Vancouver. FHRREC holds its 34.8% indirect interest in the property through Conference Plaza Hotel Limited Partnership, a British Columbia limited partnership.

Delta Vancouver Airport

     Located on nine acres of land on the banks of the Fraser River, the Delta Vancouver Airport is in close proximity to the Vancouver International Airport. FHR, through Delta, leases the land on which the property is situated. This lease expires in January 2009, and there are no further renewal rights.

Delta Sun Peaks Resort

     Opened in October 2002, Delta Sun Peaks Resort is located only 45 minutes away from the city of Kamloops in British Columbia’s beautiful Thompson Okanagan region. Delta Sun Peaks Resort is the largest, full-service hotel and conference centre in the quaint, European-style village of Sun Peaks at Tod Mountain. FHRREC holds a 26% interest in the property.

Fees and Services

     Under their management contracts, Fairmont and Delta generally oversee all aspects of the day-to-day operations of each property on behalf of the owner, including hiring, training, and supervising staff, maintaining sales and marketing efforts, providing accounting and budgeting functions, providing support for management information systems and applications and providing for the safekeeping, repair and maintenance of the physical assets. Fairmont and Delta perform these services within the guidelines contained in the annual operating and capital plans that are submitted to the owners of the properties during the last quarter of the preceding year for their review and approval. For these services, Fairmont and Delta typically earn a base fee calculated as a percentage of a property’s gross revenues and may earn an incentive fee based on certain operating results of the property.

     Fairmont and Delta provide centralized reservation services, marketing and sales programs and advertising services to properties under management. All of these services are provided by Fairmont and Delta on a cost recovery basis.

Owners’ Responsibilities

     Under Fairmont and Delta’s management contracts, the hotel owner generally is responsible for the funding of the hotel’s working capital requirements and capital expenditures. Fairmont and Delta annually prepare an operating plan and capital expenditure budget for the property owner to approve. All structural changes, major refurbishing programs and major repairs require the separate approval of a property owner prior to implementation by Fairmont or Delta. The property owner also employs the hotel staff and pays their salaries, including all benefits.

Capital Improvements and Investments

     FHR maintains the high quality of its properties through an annual maintenance program, which is funded by the owners of the properties. The annual maintenance program is based on a percentage of revenues and generally ranges from 4% to 6% of each property’s gross revenue. Other projects are undertaken in order to maximize profits. During 2002, approximately $84 million was spent on maintenance and improvements to the owned assets, the majority of which was spent on profit-enhancing projects.

Marketing and Guest Recognition Programs

     FHR has several e-commerce initiatives designed to assist in the optimization of asset performance, including a direct web-based hotel and activity booking system, a content management framework, sophisticated hotel search engines and marketing campaign management and reporting systems. Fairmont has also re-engineered its core systems to exploit the latest web-based technologies, which now operate over the Internet to any location in the world. Fairmont has built a digital infrastructure that interconnects its guestrooms, the employee base, the Internet and all the traditional travel distribution channels.

     As part of the initiatives outlined above, FHR’s existing third party web-based systems are being replaced with more sophisticated systems that will, among other things, enable guests to plan their Fairmont experience on-line. The new system includes a data warehouse which will capture the entire transaction history of guests, which will be matched with profiles that can be developed on-line. The resulting data can be leveraged to gain a larger share of guests’ spending and enhance loyalty to the brand. Guests will be able to view Fairmont’s facilities and book their rooms on-line, as well as arrange a variety of other activities both off property and at the destination, including spa appointments and golf tee times. This information will then become a part of a guest’s profile, making it possible to offer tailored packages to that guest at his or her next on-line session. Members of President’s Club, Fairmont’s guest recognition program, will have access to their own secure area of the web site where they can update their personal profiles. These enhanced profiles will then be communicated to personnel at the hotel who will “customize” the guest’s stay. In addition, this information will greatly enhance Fairmont’s ability to communicate with this very important target group, ensuring that Fairmont provides the services that these customers consider important. Fairmont currently has approximately 150,000 active President’s Club members. Delta Privilege, a guest recognition membership program designed for frequent business travelers, has approximately 66,000 active members.

Seasonality of Business

     FHR’s hotels are affected by normal recurring seasonal patterns. The Canadian and U.S. city center properties tend to experience a slowdown in demand during the December through March period. As a result, the majority of these properties typically incur a loss in the first quarter of each year. This negative impact on operations at the city center hotels is offset, to some degree, by increased travel to FHR’s warm weather and ski resorts in these months and may, in the future, be offset to a greater extent as FHR’s portfolio of resort properties increases.

Environmental Protection

     Environmental compliance programs are in place at all properties that FHR manages and owns. No significant issues were identified in any of these properties as a result of the 2002 environmental questionnaire completed by all the hotels.

     As part of the acquisition process of both the Princess Portfolio and Fairmont L.P., environmental assessments were reviewed for all hotels involved. Any removal or containment of hazardous materials in these hotels is being carried out during planned renovations of these properties. All of the properties purchased by Legacy are required by its Declaration of Trust to have environmental assessments.

     In addition to compliance with regulations, FHR is a leader in promoting environmentally friendly activities at its owned and managed hotels. In 1991, the Green Partnership program was launched which focused mainly on recycling. This program was extended in 1998 with the goal of including the industrial composting of organic waste, eco-friendly meeting options for guests, the donation of left-over food to food banks and used soaps and amenities to charities, or their return to the manufacturer for recycling. CP Green Tours were introduced through partnerships with local ecotourism operators.

     In March 1997, The Fairmont Château Whistler became FHR’s first golf course to earn the prestigious Audubon accreditation. In August 1999, The Fairmont Banff Springs also gained Audubon accreditation, being only the 15th course in Canada and the 3rd in Alberta to achieve this status. Fairmont Le Château Montebello and The Fairmont Jasper Park Lodge are the most recent members of the FHR family to achieve this prestigious title.

     In 2003, all FHR managed golf courses, including those in Bermuda and Mexico, will be working towards accreditation as wildlife sanctuaries through Audubon International.

Human Resources

     FHR currently employs or supervises more than 30,000 full-time and part-time employees. FHR encourages a strong service-based culture among employees with the goal of providing consistent, personalized service of an exceptional standard. Fairmont has developed a series of programs designed to select, train and motivate employees who will share its objective of ensuring that the expectations of guests are consistently met and exceeded. Delta has its own human resources training programs, which are similar to those at Fairmont.

     Fairmont endeavors to ensure that it hires people that are most suited for the positions offered by requiring each candidate to undergo a screening process which has been developed by a well-known management consulting firm. Maclean’s magazine selected FHR for the 2003 edition of Canada’s “Top 100 Employers”. Delta’s dedication to being an employer of choice was recognized for the third consecutive year when The Globe and Mail’s respected Report on Business magazine named Delta one of the “Top 50 Companies To Work For” in Canada in 2002.

     Approximately 49% of the employees at FHR’s managed and owned hotels are members of collective bargaining units. These employees are represented by 22 unions, with a total of 52 bargaining units. The agreements with the various bargaining units have staggered expiry dates. In 2002, 15 Fairmont properties and six Delta hotels successfully negotiated new labor contracts while labor contracts at eight Fairmont hotels and five Delta properties expired.

Intellectual Property

     FHR believes that its brands are very important to its success. FHR has a significant number of tradenames, trademarks and service marks, including those relating to Fairmont and those acquired as a result of its purchase of the Delta and Princess portfolios. In addition, it is the owner of many Internet domain names related to its brands. FHR vigorously defends its brands and spends considerable time and resources in surveillance, registration, protection and prosecution of infringers. The “Canadian Pacific” trademark and its derivatives were transferred to Canadian Pacific Railway Company as part of the Arrangement, however FHR has secured a perpetual, royalty-free license for its continued use of these trademarks.

Insurance

     All hotels managed by FHR are insured against property damage, business interruption and liability at the expense of the owner of the hotel. Under these policies, FHR is also insured against loss of fee income in the event of a temporary business interruption arising from an insured peril at any of the properties that it manages. In addition, FHR obtains indemnities from the owners of the properties that it manages in respect of damages caused by acts, omissions and liabilities of the employees of the property or of FHR, other than damages resulting from certain actions of FHR and certain senior management personnel. FHR also maintains directors and officers liability insurance. FHR believes that its insurance coverage is adequate. However, if FHR were held liable for amounts exceeding the limits of its insurance coverage or for claims outside the scope of that coverage, its business, results of operations and financial conditions could be materially and adversely affected.

FHR’s Ownership Interests

     As at May 1, 2003, FHR had a beneficial interest in the following entities, which could be viewed as being material to the Corporation:

Entity and Governing Jurisdiction	FHR’s Beneficial Interest

Chateau Lake Louise Corporation (Nova Scotia)	100%
Chateau M.T. Inc. (Quebec)	19.9%
Chateau Whistler Resort Partnership (British Columbia)	100%
Conference Plaza Hotel Limited Partnership (British Columbia)	34.8%
Copley Plaza 2001 LLC (Delaware)	100%
CP Hotels (Barbados) Inc. (Barbados)	100%
CP Hotels (U.S.) 1998 Inc. (Delaware)	100%

Entity and Governing Jurisdiction	FHR’s Beneficial Interest

CPH International Financing Rt. (Hungary)	100%
Delta Hotels Limited (Ontario)	100%
Fairmont Hotels Inc. (Canada)	83.5%
Fairmont Hotels & Resorts International Rt. (Hungary)	83.5%
FHIW Hotel Investments (U.S.) Inc. (Delaware)	100%
FHR Holdings Inc.	100%
FHR (ML) Hotel Holdings LLC (Delaware)	100%
FHR Properties Inc. (Canada)	100%
FHR Real Estate Corporation (Canada)	100%
Hamilton Properties Limited (Bermuda)	100%
Impulsora de Revolcadero S.A. de C.V. (Mexico)	100%
Kea Lani Limited Partnership (Hawaii)	100%
Legacy Hotels Real Estate Investment Trust (Alberta)	35.6%
Manoir Richelieu Limited Partnership (Quebec)	25%
Organización Ideal, S.A. de C.V. (Mexico)	100%
Scottsdale Princess Partnership (Arizona)	100%
SMI Real Estate LLC (Delaware)	19.9%
Sun Peaks Hotel Limited Partnership (British Columbia)	29.9%
Westend Properties Limited (Bermuda)	100%

ITEM 4: SELECTED CONSOLIDATED FINANCIAL INFORMATION

(Millions of dollars, except per share amounts)

     The following financial data should be read in conjunction with the consolidated financial statements and related notes thereto and Managements’ Discussion and Analysis as found in the Corporation’s Annual Report.

	Year ended December 31

	2002	2001		2000

INCOME STATEMENT DATA
Revenues	$618.3		566.7		541.9

Income from investments and other	17.7		18.7		24.3

Income (loss) from continuing operations	92.5		(28.2)		52.4
Discontinued operations	—		923.9		1,065.9

Net income for the year(1)	$92.5		$895.7		$1,118.3

Basic earnings (loss) per common share
Income (loss) from continuing operations	1.18		(0.43)		0.56
Discontinued operations	—		11.71		13.40
Net income available to common shareholders	1.18		11.28		13.96
Diluted earnings (loss) per share
Income (loss) from continuing operations	1.16		(0.43)		0.55
Discontinued operations	—		11.70		13.36
Net income available to common shareholder	1.16		11.27		13.91
Dividends declared
Per common share	$0.05	Cdn$	1.12	Cdn$	1.48
Per preferred share	—		$0.8426		$0.9307
OTHER FINANCIAL DATA
Revenues under management(2)	$1,628.7		$1,570.8		$1,625.4
EBITDA(3)	198.3		163.1		195.1
Operating cash flow	122.6		1,829.2		2,197.8
Capital expenditures	100.1		129.3		89.9
Total assets	2,223.0		1,921.4		15,850.1
Total debt	535.5		339.7		3,707.2
Shareholder’s equity	1,399.3		1,305.4		6,248.2

(1)	Effective January 1, 2002, FHR adopted the new recommendations of the CICA with respect to goodwill and other intangible assets and as such the net income for the year does not include amortization of goodwill and brand name for 2002 whereas the amortization of goodwill and brand name for 2001 and 2000 was $3.6 million and $3.0 million respectively.
(2)	Revenues under management comprise fee-based revenue generated by all FHR owned and franchised hotels.
(3)	The Corporation defines EBITDA as income before interest, taxes, amortization, other income and expenses and reorganization and corporate expenses. Management considers EBITDA to be a meaningful indicator of hotel operations. However, readers are cautioned that EBITDA is not a defined measure of operating performance under Canadian GAAP. FHR’s calculation of EBITDA may be different than the calculations used by other entities. Supplemental information regarding the most directly comparable GAAP financial measure and a reconciliation of EBITDA thereto is presented below.

35

	2002	2001	2000

EBITDA	198.3	163.1	195.1
Amortization	52.4	50.7	40.6
Other (income) expenses, net	(4.9)	10.1	10.7
Reorganization and corporate expenses	2.2	156.9	65.7
Interest expense, net	19.1	69.6	44.5

Operating Income	129.5	(124.2)	33.6

Quarterly Information

     The following table sets out certain financial information for FHR on a consolidated basis for each of the quarters in 2002 and 2001.

	2002 For the three months ended

	March 31	June 30	September 30	December 31

	(in millions, except amounts per share)
Revenues	148.9	157.6	179.5	132.2
Income (loss) from continuing operations	13.6	28.9	39.0	11.0
Net income	13.6	28.9	39.0	11.0
Earnings per share (basic) available to common shareholders
Income (loss) from continuing operations	0.17	0.37	0.50	0.14
Net income	0.17	0.37	0.50	0.14
Weighted average number of common shares outstanding	78.6	78.6	77.9	78.6

	2001 For the three months ended

	March 31	June 30	September 30	December 31

	(in millions, except amounts per share)
Revenues	142.1	166.7	154.0	103.9
Income (loss) from continuing operations	(4.5)	26.1	(99.4)	49.6
Net income	311.4	417.9	116.8	49.6
Earnings per share (basic) available to common shareholders
Income (loss) from continuing operations	(0.08)	0.30	(1.27)	0.63
Net income	3.93	5.26	1.46	0.63
Weighted average number of common shares outstanding (1)	78.7	79.0	79.1	78.8

(1)	The average number of common shares outstanding in each quarter, except for the three months ended December 31, 2001, is based upon the weighted average number of common shares of CPL outstanding for the relevant period, multiplied in each case by 0.25, which was the exchange ratio for FHR under the Arrangement.

ITEM 5: MANAGEMENT’S DISCUSSION AND ANALYSIS

     Reference is made to the section entitled “Management’s Discussion and Analysis” set out at pages 21 to 45 of FHR’s 2002 Annual Report, which is incorporated by reference in this Annual Information Form.

ITEM 6: DESCRIPTION OF SHARE CAPITAL, DIVIDEND POLICY AND
MARKETS FOR SECURITIES

Description of Share Capital

     FHR’s authorized capital consists of an unlimited number of common shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares. Only common shares have been issued and are outstanding.

     Shareholders are entitled to receive notice of and to attend all annual and special meetings of the shareholders of the Corporation and one vote in respect of each share held at all such meetings. The shareholders are entitled, at the discretion of FHR’s board of directors, to receive out of any or all profits or surplus of FHR properly available for the payment of dividends, any dividend declared by the board and payable by FHR on the shares. The shareholders will participate rateably in any distribution of the assets of FHR upon the liquidation, dissolution or winding-up of FHR or other distribution of its assets among its shareholders for the purpose of winding up its affairs. Such participation will be subject to the rights, privileges, restrictions and conditions attached to any securities of the Corporation issued and outstanding at such time ranking in priority to the shares upon liquidation, dissolution or winding-up of FHR.

Dividend Policy

     FHR’s board has established a policy to pay an annual dividend of $0.06 per share, paid semiannually. The payment of dividends by the Corporation will be dependent upon the financial requirements of FHR to fund future growth, the financial condition of the Corporation and other factors the board may consider appropriate in the circumstances. There can be no assurance that a dividend will be declared in any given year.

Market for Securities

     The shares are listed under the symbol “FHR” on the Toronto Stock Exchange and the New York Stock Exchange.

ITEM 7: DIRECTORS AND SENIOR OFFICERS

     The following are the names and the municipalities of residence of the individuals who are FHR’s directors and senior officers, their positions and principal occupations within the past five years. Each of the directors will serve his or her term in office until FHR’s annual meeting in 2004.

Directors

Stephen E. Bachand, Ponte Vedra Beach, Florida

     Stephen E. Bachand, 64, is the former President and Chief Executive Officer of Canadian Tire Corporation, Limited, a hard goods retailer specializing in automotive, sports, leisure and home products.

He held that position from March 1993 until August 2000. He is a director of the Bank of Montreal and Canadian Pacific Railway Company. Mr. Bachand was a director of CPL from 1997 until October 2001 and has been a director of FHR since then.

William R. Fatt, Toronto, Ontario

     William R. Fatt, 52, was appointed Chief Executive Officer and a director of FHR on October 1, 2001. In January 1998, he was appointed Chairman and Chief Executive Officer of FHRHI, positions he still holds. Up to October 1, 2001, he was Executive Vice President of CPL. From 1990 to his appointment to FHRHI, Mr. Fatt had been Chief Financial Officer of CPL. He is a Trustee and Vice Chairman of Legacy. He is also a director of EnCana Corporation, Enbridge Inc., Sun Life Financial Services of Canada Inc. and The Jim Pattison Group.

Michael J. Kowalski, Kinnelon, New Jersey

     Michael J. Kowalski, 51, is Chairman and Chief Executive Officer of Tiffany & Co. Mr. Kowalski was appointed President of Tiffany and Co. in January 1996 and assumed the role of Chief Executive Officer in February 1999. He has been a member of Tiffany & Co.’s Board of Directors since January 1995. He was appointed a director of FHR in June 2002.

Angus A. MacNaughton, Danville, California

     Angus A. MacNaughton, 71, is President and a director of Genstar Investment Corporation, a private investment company. He has held these positions since 1987. He was a director of CPL from 1985 until October 2001 and has been a director of FHR since then. He is also a director of Barrick Gold Corporation, Varian Semiconductor Equipment Associates, Diversified Collection Services Inc. and San Ramon Medical Center.

John D. McNeil, Toronto, Ontario

     John D. McNeil, 69, is a director and was appointed Chairman of the board of FHR on October 1, 2001. He was Chairman and Chief Executive Officer of Sun Life Assurance Company of Canada, a financial services company, from May 1988 until April 1998 and Chairman from April 1998 until April 1999. He was elected to the board of directors of CPL in 1992 and served until October 2001. He is also a director of Sun Life Assurance Company of Canada, Sun Life Financial Services of Canada Inc., Shell Canada Limited, CP Ships Limited, DWL Incorporated, Hampton Re Holdings Ltd., Hampton Re Limited and The Canadian Ditchley Foundation.

David P. O’Brien, Calgary, Alberta

     David P. O’Brien, 61, is Chairman and a director of EnCana Corporation, an oil and gas company, positions he has held since April 2002. From October 2001 to April 2002, Mr. O’Brien was Chairman and Chief Executive Officer and a director of PanCanadian Energy Corporation. Prior to October 1, 2001, Mr. O’Brien was the Chairman, President and Chief Executive Officer of CPL, positions that he had held from May 1996. Mr. O’Brien was first elected as a director of CPL in 1995 and served until October 2001 and has been a member of the board of FHR since then. He is also a director of Royal Bank of Canada, TransCanada PipeLines Limited, Air Canada (which filed for bankruptcy protection in April 2003), Inco Limited, Molson Inc., the C.D. Howe Institute, and a member of the board of governors of the University of Calgary.

John L. Sharpe, Scottsdale, Arizona

     John L. Sharpe, 60, is the former President and Chief Operating Officer of Four Seasons Hotels Inc., a hotel management company, which position he held from 1995 to 1999. He also served on the board of directors of Four Seasons Hotels Inc. from 1984 to 1999. He serves as a trustee of the Culinary Institute of America, as a member of the Cornell University Council and as Chairman of the Industry Advisory Board for the School of Hotel Administration at Cornell University. He was appointed to the board of FHR in October 2001.

L. Peter Sharpe, Toronto, Ontario

     L. Peter Sharpe, 56, was appointed President and Chief Executive Officer of The Cadillac Fairview Corporation Limited, a real estate company, in April 2000. Prior to this appointment, Mr. Sharpe was Executive Vice President, The Cadillac Fairview Corporation Limited, a position he held from January 1995. Mr. Sharpe also serves as a director of The Sunnybrook Foundation and the Canadian Institute of Public and Private Real Estate Companies. He was appointed to the board of FHR in October 2001.

Robert S. Singer, Milan, Italy

     Robert S. Singer, 51, was appointed Executive Vice President and Chief Financial Officer of Gucci Group N.V., a luxury goods manufacturer and retailer, in 1999, and has held the position of Chief Financial Officer since 1995. Previously he was an Audit Partner at Coopers & Lybrand, Audit Firm, in Milan, Italy, and a member of its executive committee. He was elected to the board of FHR in April 2003.

Carole S. Taylor, Vancouver, British Columbia

     Carole S. Taylor, 57, was appointed Chair of the board of directors of CBC/Radio-Canada, a public broadcaster, in July 2001. She was the Chair of Canada Ports Corporation from 1997 until 1999. During that time she also served as Chair of the Vancouver Port Corporation. Prior to her involvement with the Ports system, she was elected to the Vancouver City Council for two terms. She is past Chair of the Vancouver Board of Trade, as well as a director of HSBC Bank USA, HSBC Bank USA Inc., HSBC Bank North America Inc., HSBC Holdings PLC and Canfor Corporation. Ms. Taylor was a director of CPL from 1999 until October 2001 and has been a director of FHR since then.

Senior Officers

William R. Fatt, Chief Executive Officer, Toronto, Ontario

     William R. Fatt, 52, was appointed Chief Executive Officer and a director of FHR on October 1, 2001. In January 1998, he was appointed Chairman and Chief Executive Officer of FHRHI, positions he still holds. Up to October 1, 2001, he was Executive Vice President of CPL. From 1990 to his appointment to FHRHI, Mr. Fatt had been Chief Financial Officer of CPL. He is a Trustee and Vice Chairman of Legacy. He is also a director of EnCana Corporation, Enbridge Inc., Sun Life Financial Services of Canada Inc. and The Jim Pattison Group.

Chris J. Cahill, President and Chief Operating Officer, Oakville, Ontario

     Chris J. Cahill, 49, was appointed President and Chief Operating Officer on October 1, 2001. In October 1999, he was appointed a director, President and Chief Operating Officer of Fairmont, positions he still holds. He was appointed President and Chief Operating Officer for FHRHI in January 1998, positions he still holds. Before his appointment to the position of President and Chief Operating Officer, Mr. Cahill held the position of Executive Vice President, FHRHI, from 1995 to 1997.

M. Jerry Patava, Executive Vice President and Chief Financial Officer, Toronto, Ontario

     M. Jerry Patava, 49, was appointed Executive Vice President and Chief Financial Officer on October 1, 2001. In October 1999, he was appointed a director, Executive Vice President and Chief Financial Officer of Fairmont, positions he still holds. He was appointed Executive Vice President and Chief Financial Officer of FHRHI in January 1998, positions he still holds. Mr. Patava is also Executive Vice President and Chief Financial Officer of Legacy.

Thomas W. Storey, Executive Vice President, Business Development and Strategy, Scottsdale, Arizona

     Thomas W. Storey, 45, was appointed Executive Vice President, Business Development and Strategy on October 1, 2001. He joined the Corporation as Executive Vice President, Business Development and Strategy in February 2001. Mr. Storey was with Promus Hotels, a hotel management and ownership company, as Executive Vice President Strategic Planning & Venture Operations from 1998 until 2000 and Executive Vice President Marketing from 1997 to 1998. Prior to joining Promus Hotels, he was Executive Vice President Sales and Marketing at Doubletree Hotels.

John S. Williams, Executive Vice President, Operations, Toronto, Ontario

     John S. Williams, 59, was appointed Executive Vice President, Operations on October 1, 2001. He was appointed Regional Vice President, British Columbia for FHRHI in May 1995 and held the same position for Fairmont’s U.S. and Mexican hotels from September 1998. Mr. Williams was appointed Executive Vice President, Operations of Fairmont in August 2000, a position he still holds.

John M. Johnston, Executive Vice President, Toronto, Ontario

     John M. Johnston, 55, was appointed Executive Vice President on October 1, 2001. In October 1999, he was appointed a director of Fairmont, a position he still holds. He was appointed President of Delta in October 1998 following its acquisition by FHRHI, a position he held until being appointed Chairman in January, 2003. From 1996 to 1998, Mr. Johnston served as Executive Vice President Operations for Loews Hotels in New York, a hotel management company. From 1990 until 1996, Mr. Johnston was Vice-President, Asia for Four Seasons Hotels Inc., a hotel management company.

Timothy J. Aubrey, Senior Vice President, Finance, Willowdale, Ontario

     Timothy J. Aubrey, 37, was appointed Senior Vice President, Finance in December 2002. He has held various positions of increasing responsibility with FHR’s subsidiaries since joining the organization in 1994 including Vice President, Technology of Fairmont since June 1999.

Terence P. Badour, Executive Vice President, Law and Administration and Corporate Secretary, Toronto, Ontario

     Terence P. Badour, 46, was appointed Senior Vice President, General Counsel and Secretary on October 1, 2001 and assumed his current title in April 2003. In October 1999, he was appointed director, Senior Vice President, General Counsel and Secretary of Fairmont, positions he still holds. He is also Executive Vice President and General Counsel of Legacy. He was appointed Vice President, General Counsel and Corporate Secretary of FHRHI in 1998, and became Senior Vice President, General Counsel and Corporate Secretary in February 2001, and still holds these positions. Mr. Badour was appointed Corporate Counsel and Assistant Secretary of CPL in 1996 and served in that capacity until he joined FHRHI.

Neil J. Labatte, Senior Vice President, Real Estate, Toronto, Ontario

     Neil J. Labatte, 46, was appointed President and Chief Executive Officer of Legacy on March 7, 2003. He also continues as Senior Vice President, Real Estate of FHR, a position he was appointed to on October 1, 2001. In October 1999, he was appointed director and Senior Vice President, Real Estate of Fairmont, positions he still holds. Mr. Labatte joined FHRHI in 1997 as Vice President Acquisitions, and was appointed Senior Vice President, Real Estate in February 2001, a position he still holds. He has been with Legacy since July 1999 as President and Chief Operating Officer. For the four years prior to joining FHRHI, Mr. Labatte was a founder, principal and board member of A.E.W. Mexico Company, a real estate investment management company.

Shareholdings of Directors and Senior Officers

     As at May 1, 2003 the directors and senior officers, as a group, beneficially owned, either directly or indirectly, or exercised control or direction over less than 1% of any class of voting securities of the Corporation or those of any subsidiaries.

Committees of the Board

Audit Committee: A.A. MacNaughton (Chairman), J.D. McNeil, J.L. Sharpe, L.P. Sharpe and R.S. Singer

Corporate Governance and Nominating Committee: J.D. McNeil (Chairman), S.E. Bachand, M.J. Kowalski and L.P. Sharpe

Management Resources and Compensation Committee: S.E. Bachand (Chairman), M.J. Kowalski and C.S. Taylor

Environmental and Safety Committee: J.L. Sharpe (Chairman), D.P. O’Brien and C.S. Taylor

ITEM 8: ADDITIONAL INFORMATION

     Copies of the following documents may be obtained upon request from the Secretary, Fairmont Hotels & Resorts Inc., Canadian Pacific Tower, 100 Wellington Street West, Suite 1600, TD Centre, P.O. Box 40, Toronto, Ontario, M5K 1B7:

(i)	one copy of the Annual Information Form (“AIF”), together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF;

(ii)	one copy of the comparative financial statements of FHR for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of the most recent interim financial statements of FHR that have been filed, if any, for any period after the end of its most recently completed financial year;

(iii)	one copy of the information circular of FHR in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared instead of that information circular, as appropriate; and

(iv)	one copy of any other documents that are incorporated by reference into a preliminary short form prospectus or a short form prospectus and are not required to be provided under clauses (i), (ii) or (iii).

     With respect to any document referred to in clauses (i), (ii) and (iii), FHR may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of FHR.

Additional information including directors’ and officers’ remuneration and indebtedness, principal holders of FHR’s securities, options to purchase securities and interests of insiders in material transactions, if applicable, is contained in the FHR information circular for its most recent annual meeting of shareholders that involved the election of directors. Additional financial information is provided in FHR’s comparative financial statements for the year ended December 31, 2002.

ANNEX A

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s discussion and analysis (“MD&A”) should be read in conjunction with the consolidated financial statements and notes, which begin on page 48. The financial statements of Fairmont Hotels & Resorts Inc. (“FHR” or the “Company”) are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The financial statements and the MD&A are presented in United States dollars unless otherwise indicated. This MD&A is based on the segmented information of FHR’s operations, which can be found in note 3 of the consolidated financial statements.

     For purposes of the MD&A, the historical results reflect FHR’s two core business activities of ownership and management operations. Ownership operations consist of hotel ownership operations, an equity interest in Legacy Hotels Real Estate Investment Trust (“Legacy”) and real estate activities. Management operations consist of the Company’s interest in two management companies, Fairmont Hotels Inc. (“Fairmont”) and Delta Hotels Limited (“Delta”). The amounts shown as discontinued operations represent the four operating companies of FHR that were distributed to shareholders pursuant to the plan of arrangement (the “Arrangement”) on October 1, 2001.

     The MD&A contains forward-looking information based on management’s best estimates and the current operating environment. These forward-looking statements are related to, but not limited to, FHR’s operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as “anticipate,” “believe,” “expect,” “plan” or similar words suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to, economic, competitive and lodging industry conditions. A detailed description of these factors can be found in the section contained herein entitled “Risks and Uncertainties.” FHR disclaims any intention or obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

OVERVIEW OF OPERATIONS

CORPORATE STRUCTURE

Hotel Ownership Operations

FHR has real estate ownership interests ranging from approximately 20% to 100% in 23 properties. All of FHR’s hotel and resort ownership interests are held directly or indirectly by FHR Real Estate Corporation (“FHRREC”) except for The Fairmont Chateau Lake Louise and The Fairmont Sonoma Mission Inn & Spa, which are held by other subsidiaries. Fairmont manages the 20 luxury hotels and Delta manages the three first-class properties. The majority of FHR’s income before interest, taxes, amortization, other income and expenses and reorganization and corporate expenses (“EBITDA”) are generated by its ownership operations. Management considers EBITDA to be a meaningful indicator of hotel operations, however, it is not a defined measure of operating performance under Canadian GAAP. FHR’s calculation of EBITDA may be different than the calculation used by other entities.

     Approximately 55% of gross revenue from hotel ownership is generated from room revenue and 30% is generated from food and beverage services. Other revenue streams such as spa facilities, golf courses, retail operations, parking and laundry contribute the remainder of revenues earned by the owned properties.

MANAGEMENT’S DISCUSSION AND ANALYSIS

     The performance of FHR’s owned portfolio is ultimately driven by global lodging demand and competitive supply. Leisure travel and business travel are the two main contributors of demand for FHR’s owned hotels. Leisure travel is the most important source of demand as it generates approximately 60% of revenues at FHR’s owned hotels, while business travel, which accounts for 65% to 70% of hotel industry revenues, generates approximately 40% of revenues at FHR’s owned hotels.

2002 HOTEL OWNERSHIP REVENUE BREAKDOWN

•	Leisure travel has remained strong despite U.S. economic weakness. FHR believes its owned properties are well positioned to benefit from this trend in 2003.

•	The vast majority of business travel to FHR’s owned properties is generated by meetings and conventions. Demand from these segments has proven to be more resilient than from individual business travel.

     Although the weak U.S. economy has reduced corporate demand, leisure travel remains strong, particularly at the Canadian and International properties. Supply growth also has a major impact on ownership operations. In the medium term, supply growth is expected to remain low, which will help to offset the impact of weak economic conditions. FHR’s competitive position in the marketplace is strengthened since its owned assets are primarily located in exclusive resort locations where, in many cases, the markets are protected with high barriers to entry.

SUPPLY GROWTH

•	Limited medium-term supply growth is expected to further increase operating results when the U.S. economy recovers.

•	Most of FHR’s owned assets are in locations with high barriers to entry, protecting it from supply risks.

Source: PricewaterhouseCoopers LLP, U.S.

Investment in Legacy

FHR holds an approximate 35% interest in Legacy, which owns a portfolio of 22 luxury and first-class hotels in Canada and one in the United States, consisting of over 10,000 rooms. Fairmont manages 12 of Legacy’s properties and Delta manages the other 11 hotels. FHR accounts for its ownership interest in Legacy on an equity basis.

     Legacy and FHR are parties to a strategic alliance agreement, which provides Legacy with the right to participate in any new investments made by FHR in resort or city center hotels located in Canada. This agreement provides FHR with a potential buyer for FHR’s stabilized hotels while enabling FHR to retain long-term management contracts for these properties. In the event that a hotel is sold to Legacy, FHR has the ability to participate in up to 54% of the future profitability of the property through management fees and its ownership interest in Legacy. In addition, FHR could receive a significant portion of the sale proceeds on a tax-deferred basis. As a capital partner, Legacy also provides FHR with additional management contract opportunities.

Real Estate Activities

FHR also holds other real estate assets, which consist primarily of the Southtown lands in Toronto, Ontario and the Coal Harbour lands in Vancouver, British Columbia. FHR owns 100% of the Toronto lands and a 75% interest in the Vancouver lands. The Southtown lands are located in the core of downtown Toronto between the financial district and Lake Ontario and are zoned for the development of 5.3 million square feet of commercial and residential space. The Coal Harbour lands stretch along the Burrard Inlet waterfront close to Stanley Park. The zoning for the remaining Vancouver lands allows for the development of 2.0 million square feet of commercial and residential space. Within each landholding, zoning permits a hotel development, however, there are no formal plans in place to build new hotels at these locations. FHR has contracted to sell the remaining two Coal Harbour residential sites and has contracted to sell one of the two remaining commercial sites. In addition, the first block of the Southtown lands was sold during 2002. FHR expects to sell the remaining land blocks in Vancouver and Toronto over the next four years.

     Management has launched a vacation ownership product, Fairmont Heritage Place, which will allow FHR to compete for new development opportunities and improve its return on owned assets by better leveraging its existing hotel infrastructure. Pre-selling is underway for the first phase of FHR’s first vacation ownership project, which is located in Acapulco, Mexico. Management has also identified potential vacation ownership opportunities in Scottsdale, Bermuda and Barbados.

Management Operations

FHR manages hotels under two subsidiaries, Fairmont and Delta, each with their own distinct brand identity. Fairmont is North America’s largest luxury hotel management company as measured by rooms under management. Currently, Fairmont manages more than 20,000 rooms at 41 luxury properties in major city centers and resort destinations throughout Canada, the United States, Mexico, Bermuda, Barbados and the United Arab Emirates. Delta, a wholly owned subsidiary of FHR, is Canada’s largest first-class hotel management company, with over 11,000 rooms at 39 managed and franchised properties across Canada.

     Under their respective management contracts, Fairmont and Delta generally oversee all aspects of the day-to-day operations of each property on behalf of the owner, including hiring, training and supervising staff, maintaining sales and marketing efforts, providing accounting and budgeting functions, providing support for management information systems and applications and the safekeeping, repair and maintenance of the physical assets. For these services, Fairmont and Delta earn a base fee, which is typically in the range of 2.5% to 3.5% of a property’s gross revenues and can earn an incentive fee based on the property achieving certain operating performance targets.

     Fairmont’s incentive-based management contracts have an average remaining term of more than 40 years, which are among the longest in the industry. In 2003, FHR expects about a third of Fairmont’s management contracts to earn incentive fees. Within the next two to three years, the majority of current contracts are expected to earn incentive fees. Most of these contracts have set thresholds that do not change over the life of the contract unless significant renovations are made to the managed hotel. Fairmont participates in up to 30% of earnings above the threshold on most of its management contracts.

     Delta’s incentive-based management contracts have an average remaining term of more than 10 years. In 2003, approximately half of Delta’s managed hotels are expected to earn incentive fees. Delta participates in up to 30% of earnings above the threshold on some of its management contracts.

     In the luxury hotel market, brand perception and brand loyalty are critical to success as they position the owners’ assets for maximum value and maximum return. Fairmont believes the key to driving brand awareness and loyalty is to provide the customer with a truly personalized service level, which exceeds their expectations. To help achieve this goal, Fairmont has implemented several initiatives including:

•	the Fairmont President’s Club, which is designed to provide an enhanced service delivery and recognition system to its most frequent and valued customers;

•	Fairmont Gold, FHR’s ’hotel within a hotel’ product featuring private check-in, exclusive concierge and other services and amenities. This product is designed to provide individual leisure and business travelers with a more intimate service offering for which Fairmont charges premium rates; and

•	a customer relationship database which enables Fairmont to provide highly personalized services for its guests.

MANAGEMENT’S DISCUSSION AND ANALYSIS

     Recognition of the Fairmont brand has grown considerably over the past year. In a recent survey conducted by an independent market research firm, unaided brand recognition has grown significantly since 1998. This growth is reflective of Fairmont’s expansion from seven to 41 properties in just over three years. Continued growth in brand recognition and brand loyalty will help catalyze the growth of hotels under management and enable FHR to further improve its operating margins as the incremental costs of adding new management contracts are relatively small.

CORPORATE DEVELOPMENT

FHR has transformed itself over the past five years through the acquisitions of Fairmont, Delta, the Princess hotel portfolio and other key resorts. Over this time, FHR has evolved from a Canadian-based hotel operator and owner to become the largest North American luxury hotel management company as measured by rooms under management. FHR’s goal is to continue to develop and leverage the Fairmont brand by seeking new management opportunities. As one method of supporting this goal, FHR intends to use its strong balance sheet and effective management capabilities to make selective acquisitions, such as the recent purchase of The Fairmont Orchid, Hawaii. The Company will focus on assets that are consistent in product offering, quality and customer base with FHR’s existing portfolio, that are in protected markets or have significant repositioning potential. Once an acquired property has been stabilized, FHR will consider selling it to Legacy or to a third party while retaining the long-term management contract.

STRATEGIES FOR GROWTH

     Depending on the property-specific attributes of potential additions, FHR will use one of the following three strategies:

•	Selective acquisitions in key North American gateway cities, exclusive resort destinations and strategic international markets

•	Minority equity investments in, or long-term loans to, properties with long-term management contracts

•	Securing individual long-term management contracts with third party owners

Hotel Ownership Operations

FHR’s primary strategy for hotel ownership operations growth consists of identifying and pursuing opportunities to make selective acquisitions in key North American gateway cities, exclusive resort destinations and strategic international markets. The Company targets properties reflecting Fairmont’s luxury brand requirements of being high quality assets with appropriate meeting space, located in either primary city center markets or resort destinations with high barriers to entry. Seeking opportunities to maximize value creation, FHR acquires and repositions under-performing luxury properties by branding the hotel, improving management and investing capital in the property. Once operating performance is stabilized, the hotel is a potential candidate for sale. Through this process, FHR is able to realize the asset appreciation, reinvest the capital for future growth and retain long-term management contracts on the properties sold.

     In addition to selective acquisitions, FHR is also pursuing other opportunities for growth that represent consistent extensions of the Fairmont brand. These include incremental investments such as spas, golf courses as well as vacation ownership and retail opportunities.

Real Estate Activities

Management is developing an expertise in the vacation ownership market that should allow the Company to more effectively compete for potential acquisitions and development projects as well as further leverage its existing hotel infrastructure. FHR initially plans on targeting its excess real estate located close to existing properties where the best use appears to be a vacation ownership product.

Management Operations

FHR plans to increase the proportion of revenues and EBITDA generated by hotel and resort management activities, as they are less capital intensive. The Company intends to grow its management operations through the addition of single and multiple incentive-based management contract opportunities. To accomplish this goal, FHR may acquire small equity investments in or make long-term loans to the underlying hotels. With an emerging brand that is only in 11 of the top 25 U.S. markets, Fairmont’s primary focus for growth is in the United States where the Company already has an established infrastructure and growing brand awareness.

     The Company intends to accomplish its management growth objectives through increased brand recognition and loyalty, as well as leveraging off its strong presence in the luxury resort segment. This will provide increased base management fees as well as the potential to earn incentive fees at a greater proportion of the managed properties once the North American economy returns to a more stable operating environment.

Significant Acquisitions & Dispositions

ACQUISITION HIGHLIGHTS

2002	The Fairmont Orchid, Hawaii; The Fairmont Washington, D.C. (management contract); The Fairmont
Dubai (management contract); The Fairmont Sonoma Mission Inn & Spa (management contract and minority equity investment)
2001	The Fairmont Kea Lani Maui; The Fairmont Copley Plaza Boston (50%)
2000	The Fairmont Chateau Whistler (remaining 80%)
1999	Fairmont Hotel Management LP
1998	Princess Hotels; Delta

     In December 2002, FHR acquired The Orchid at Mauna Lani in Hawaii for $136 million in cash. This resort, now branded The Fairmont Orchid, Hawaii, further expands the Company’s presence in this high barrier to entry market. FHR expects that Fairmont will be able to capitalize on its strength in the group market and strong brand presence on the west coast of the United States to drive operating performance at this resort. The Company will also benefit from economies of scale resulting from sharing resources and key personnel with The Fairmont Kea Lani Maui.

     FHR increased its investment in Fairmont to 83.5% in September 2002 through a share exchange with a subsidiary of Kingdom Hotels (USA) Ltd. (“Kingdom”). In exchange for Kingdom’s 16.5% interest in Fairmont, the Company issued 2,875,000 common shares at $24.00 per common share. At that time, this issuance represented approximately 3.7% of FHR’s issued and outstanding common shares. A partnership managed by Maritz, Wolff & Co. continues to hold the remaining 16.5% interest in Fairmont.

     In November 2001, FHR made a $29 million investment to secure the long-term incentive based management contract of The Fairmont Dubai, which opened in February 2002. Subsequently, $7 million of this investment was allocated to another management contract of similar terms for a property that will be built in Abu Dhabi, UAE. In addition, a further $7 million will be repaid to FHR if a third management contract is not provided by January 2008.

     In June 2001, FHRREC acquired a 50% interest in The Fairmont Copley Plaza Boston for approximately $21 million. The acquisition of a hotel located in the downtown core of a key U.S. gateway city enabled FHR to further solidify its position in the United States. It also enabled Fairmont to extend its management contract of this hotel to a term of 50 years. In February 2003, the Company acquired the remaining 50% ownership interest in this property.

     In February 2001, FHRREC acquired the Kea Lani Resort on the Wailea coast in Maui, Hawaii. This resort, now branded The Fairmont Kea Lani Maui, expanded Fairmont’s presence into another key resort market. The $245 million acquisition was financed primarily through funds received on the sale of The Fairmont Empress and Fairmont Le Château Frontenac. FHR sold the two resorts to Legacy for approximately $200 million, enabling FHR to realize the value of these real estate assets while maintaining the long-term management contracts.

     In November 2000, FHRREC purchased the remaining 80% ownership interest in The Fairmont Chateau Whistler for approximately $94 million in cash. Discussions between FHR and Legacy regarding the possible sale of this resort to Legacy have been postponed. Management hopes that a sale agreement can be finalized once conditions permit an equitable transaction for both entities.

MANAGEMENT’S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

Consolidated Results

The past year proved to be a challenging one for the hospitality industry. While the effects of September 11 slowly dissipated, the realities of a weak world economy continued to suppress lodging demand throughout 2002. The recovery originally predicted for the second half of 2002 failed to materialize, however, FHR’s geographical diversity and balanced customer mix helped it to overcome the effects of a weak U.S. economy better than most of its competitors. In particular, strength in the leisure segment, which represents about 60% of FHR’s overall revenues, as well as having several of its owned hotels located in areas that are considered to be safe travel destinations, minimized the impact of prolonged weakness in corporate demand. Although weakness persists in the U.S. city center markets, the majority of these properties are managed and not owned by FHR. As such, they generate a very small portion of the Company’s overall revenues.

     FHR reported revenues of $618 million in 2002, up $51 million or 9.1% from $567 million in 2001. Increased revenues were generated from the strong rebound in leisure travel in the months after September 2001 and increased real estate revenues, despite the continued weak economic conditions in the United States. Overall, base management fee revenues were higher in conjunction with increased revenues under management, however, a reduction in incentive fees caused the contribution of management fees to overall revenues to remain unchanged. In 2002, management fee revenues comprised 6.1% of operating revenues, which are defined as revenue before other revenues from managed and franchised properties.

     Consolidated EBITDA for 2002 increased by $35 million or 21.6% to $198 million as compared to $163 million in 2001. EBITDA margin, defined as EBITDA as a percentage of operating revenues, increased to 33.6% from 30.4% in 2001. A sharp rebound in travel demand during the first half of 2002, particularly in the leisure segment, stringent cost controls and the negative impact of September 11 on 2001 operations enabled the Company to generate greatly improved results in 2002. Extensive renovation programs undertaken at many of the owned hotels over the past few years are also starting to improve revenues and operating margins.

COMPARABLE OPERATING STATISTICS

	Year Ended December 31,

	2002	2001

OWNED HOTELS
Worldwide
RevPAR	112.69	114.14
ADR	180.93	185.11
Occupancy	62.3%	61.7%
Canada
RevPAR	95.14	94.15
ADR	145.16	145.77
Occupancy	65.5%	64.6%
U.S. and International
RevPAR	138.02	143.07
ADR	239.69	249.17
Occupancy	57.6%	57.4%

FAIRMONT MANAGED HOTELS
Worldwide
RevPAR	105.37	107.48
ADR	162.04	167.55
Occupancy	65.0%	64.1%
Canada
RevPAR	86.63	84.15
ADR	127.41	128.43
Occupancy	68.0%	65.5%
U.S. and International
RevPAR	130.45	139.78
ADR	213.64	224.57
Occupancy	61.1%	62.2%

DELTA MANAGED HOTELS
RevPAR	53.84	54.49
ADR	85.23	84.08
Occupancy	63.2%	64.8%

RevPAR is defined as revenues per available room

ADR is defined as average daily rate

Comparable Hotels are considered to be properties that were fully open under FHR management for at least the entire current and prior period. Given the strategic importance of the acquisition of The Fairmont Kea Lani Maui, it has been included in FHR’s operating statistics on a pro forma basis as if owned since January 1, 2001. Comparable Hotels statistics exclude properties where renovations have had a significant adverse effect on the properties’ primary operations. For the annual periods of 2002 versus 2001, The Fairmont Hamilton Princess, The Fairmont Southampton and The Fairmont Pierre Marques have been excluded.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Hotel Ownership Operations

Revenues from hotel ownership operations were $517 million in 2002, up $27 million, or 5.5% from the prior year. Despite a sluggish global economy, continued demand from the leisure segment boosted results. Revenues from the leisure segment were up approximately 8% over 2001 on a same store basis, excluding recent acquisitions. Revenues from U.S. and International hotels were $308 million in 2002, an increase of $26 million or 8.9% compared to 2001. This increase was due in large part to improved results at the recently renovated Bermuda hotels as well as a full year’s results from The Fairmont Kea Lani Maui, which was acquired in February 2001. The renovation program in Bermuda allowed The Fairmont Southampton and The Fairmont Hamilton Princess to increase ADR from both leisure and business travelers, while also improving occupancy. Revenues at the Canadian properties were unchanged from 2001 at $209 million as strong results from The Fairmont Banff Springs and The Fairmont Jasper Park Lodge offset a decline in revenues following the disposition of The Fairmont Empress and Fairmont Le Château Frontenac to Legacy in February 2001.

HOTEL OWNERSHIP REVENUE BREAKDOWN

•	Revenues from ownership operations are diversified across several countries, protecting FHR from country-specific risks.

•	The majority of revenues are generated by resorts located in, what are generally perceived to be, safe travel destinations.

     RevPAR for Comparable Hotels declined 1.3% to $112.69 in 2002 from $114.14 in 2001, primarily from a lower ADR generated by the U.S. and International hotels. Although demand for leisure travel was strong, demand for corporate travel remained soft, which led to increased price competition. This impacted ADR and management’s desired business mix at some of its resorts. Hotel ownership expenses were $385 million in 2002, an increase of $10 million or 2.6% over $375 million in 2001, with approximately $4 million of this increase relating to recent acquisitions. Significantly higher insurance premiums as well as higher property tax and energy costs were offset by the impact of approximately $4 million in cost savings that are not likely to be repeated. Otherwise, the increase in expenses was commensurate with the increases in occupancy over 2001.

     EBITDA from FHR’s hotel ownership operations of $143 million in 2002 was up $17 million or 13.7% from $126 million in 2001. EBITDA from the U.S. and International properties was $69 million in 2002, up $6 million or 9.3% from 2001. This increase was due in large part to an almost $9 million increase in EBITDA generated by the recently renovated Bermuda resorts. EBITDA from the Canadian hotels and resorts was $63 million during 2002, an increase of $11 million from 2001. This increase was mainly the result of strong performance at the properties located in Banff and Jasper National Parks as well as one-time cost reductions that are not likely to repeat.

     EBITDA from hotel ownership operations also included $11 million of income from investments, which was unchanged from 2001. The equity investment in Legacy contributed $6 million of EBITDA in 2002 versus $7 million in 2001.

BERMUDA HOTEL PERFORMANCE

•	Over the past three years, FHR has made substantial investments in its Bermuda hotels. These include extensive guestroom and common area renovations, as well as the addition of Willow Stream the spa at The Fairmont Southampton.

•	FHR is starting to benefit from these improvements as evidenced by the significant rise in ADR.

OWNERSHIP HIGHLIGHTS

Banff and Jasper National Parks

The individual leisure and group business segments at the three properties in the parks produced strong results in 2002. Although ADR was impacted somewhat by shortened booking lead times and a reduction in tour business, convention and other corporate group bookings improved operating performance at these properties. With virtually no new supply in these markets, FHR expects that these properties will continue to make significant contributions to EBITDA.

Whistler, B.C.

The Fairmont Chateau Whistler has been impacted by the weak U.S. economy as this property has a large Californian client base. The Fairmont Chateau Whistler has managed to maintain ADR at a level consistent with 2001 and management expects that this property will benefit significantly from a U.S. economic recovery.

Scottsdale, Arizona

Despite the challenges caused by the weak U.S. economy, The Fairmont Scottsdale Princess generated a 3.8% increase in RevPAR through strong convention and tour business. With the addition of three new hotels in the Scottsdale market, The Fairmont Scottsdale Princess is the only owned property located in a market with significant new supply. Management anticipates this new supply to be fully absorbed within two years. During this period, the Scottsdale market will be negatively impacted, however, given the unique attributes of The Fairmont Scottsdale Princess, management expects the resort to perform better than its peers.

Hawaii

With the addition of The Fairmont Orchid, Hawaii, FHR now has two properties in the Hawaiian Islands. During 2002, The Fairmont Kea Lani Maui performed well despite the difficult operating environment. Reduced booking lead times and air travel have had a moderate impact on both ADR and occupancy. As these resorts cater to an affluent clientele base who are not as affected by the economic downturns, management expects that its Hawaiian properties will continue to produce strong operating results.

Bermuda

Both The Fairmont Southampton and The Fairmont Hamilton Princess completed significant renovations over the past two years. FHR started to realize the benefits of these improvements as RevPAR at these hotels increased by 22.1% over 2001.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Real Estate Activities

During 2002, FHR disposed of a real estate interest in Bermuda, two blocks of undeveloped land at its Coal Harbour site in Vancouver and completed its first disposition of the Southtown lands in Toronto. Real estate activities generated EBITDA of $12 million in 2002, up from a loss of $2 million in 2001. Total cash proceeds generated by the sale of land in 2002 were $35 million. In 2003, FHR expects to dispose of two more blocks of the Coal Harbour lands and one block of the Southtown lands. Management plans to dispose of the majority of these lands within the next four years.

Management Operations

Fairmont

In 2002, revenues under management of $1.3 billion were up $63 million or 5.1% from 2001. Revenue improvements at the U.S. and International resort destinations as well as the addition of several new management contracts outpaced declines at some of the U.S. city center markets.

     Fairmont earned fee revenues of $41 million in 2002 versus $40 million in 2001, representing a 3.5% increase. Fee revenues included $17 million from FHR’s owned properties in 2002 versus $16 million in 2001. Base revenues were $2 million higher, however, reduced incentive fees offset this improvement. Incentive fees were $4 million in 2002 and accounted for 9.0% of Fairmont’s total management fee revenues, versus 10.8% in 2001. Lower revenues under management at many U.S. city center hotels resulted in incentive fee thresholds not being met in 2002 that had previously been reached. Management expects that incentive fees as a percentage of management fee revenues will increase over time as the underlying hotel properties exceed their respective incentive fee threshold targets.

     For the Fairmont portfolio of Comparable Hotels, RevPAR decreased 2.0% to $105.37 in 2002 from $107.48 in 2001. The greatest component of the decline in RevPAR occurred at the U.S. and International hotels, where RevPAR was down 6.7%. Although occupancy at these hotels was only slightly lower than 2001, ADR suffered as a result of rate pressures caused by shorter booking lead times as well as temporary adjustments to the business mix in order to maximize operating results. RevPAR at the Canadian properties was up 2.9%. Increased occupancy levels drove this improvement in large part on the strength of the leisure segment. ADR was slightly lower than 2001, however, when measured in Canadian dollars, ADR increased by 0.9%.

     Fairmont reported EBITDA of $29 million in 2002, up 19.9% from $24 million earned in 2001. Although incentive fee revenues declined, marketing expenditures returned to a more normal level in 2002. As a result, EBITDA margin increased to 70.0% from 60.4% in 2001.

Delta

Revenues under management decreased to $312 million in 2002, down $6 million or 1.8% from $318 million in 2001, however, management fee revenues of $11 million in 2002 were up 9.6% from 2001. This improvement relates primarily to increased incentive management fees and a one-time payout from a managed property. Incentive fees were $1 million in 2002 and accounted for 11.8% of total management fee revenues, up from 9.6% of total management fee revenues in 2001. Delta’s Comparable Hotels and Resorts RevPAR of $53.84 was down 1.2% from $54.49 in 2001. This decline was caused almost exclusively by currency fluctuations. When measured in Canadian dollars, Delta’s RevPAR was up 0.5% over 2001. EBITDA from Delta’s management operations was $8 million in 2002, up 6.6% from 2001. EBITDA margin remained relatively constant at 71.1% versus 73.1% in 2001. The Delta Sun Peaks Resort, which officially opened in October 2002, and the Delta St. Eugene Mission Resort, which opened in January 2003, will further increase management revenues and Delta’s presence in Canada.

Other Items

Revenues and Expenses from Managed and Franchised Properties

     Revenues and expenses from managed and franchised properties were $28 million in 2002 compared to $29 million in 2001. These amounts reflect the expenditure and recovery of amounts paid for marketing, reservation and other services that the Company provides on a cost recovery basis under the terms of its management and franchise agreements.

Amortization

In 2002, amortization was $52 million compared to $51 million in 2001. This increase was consistent with the growth of management and ownership operations over the past two years.

Other Income and Expense

Other income in 2002 consists primarily of the favorable settlement of previously accrued amounts related to the Arrangement.

Reorganization and Corporate Expenses

Reorganization costs relate to the reorganization of Canadian Pacific Limited (“CPL”) into five separate public companies that occurred on October 1, 2001. Corporate expenses were costs associated with the corporate activities performed by CPL for all subsidiaries, including the hotel operations, prior to October 1, 2001. The majority of these corporate activities have since been eliminated.

Interest Expense, Net

Interest expense of $19 million was down from $70 million in 2001. The decrease in interest charges reflects the repayments of debts as part of the Arrangement.

Discontinued Operations

Income from discontinued operations consists of profits from the approximate 85% investment in PanCanadian Petroleum Limited, and the wholly owned subsidiaries, Canadian Pacific Railway Company, CP Ships Limited and Fording Inc. that were distributed to the shareholders of FHR on October 1, 2001.

Income Tax Expense (Recovery)

Income tax expense was $36 million in 2002, versus an income tax recovery of $100 million in 2001. In 2002, FHR’s marginal tax rate was 27.2%, which is reflective of its geographic income composition. One-time items related to the Arrangement significantly impacted the tax recovery realized in 2001.

Net Income

Net income for the year was $92 million, down $798 million or 89.6% from $890 million in 2001. Income from continuing operations was $92 million in 2002, up $118 million from a $28 million loss from continuing operations in 2001. Management cautions that year-over-year changes in net income are not comparable due to the impact of discontinued operations.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

Consolidated Results

FHR reported revenues of $567 million in 2001, up $25 million or 4.6% from $542 million in 2000. Increased revenues from the acquisition of The Fairmont Kea Lani Maui and the remaining 51% interest in The Fairmont Glitter Bay and The Fairmont Royal Pavilion helped to offset the sale of The Fairmont Empress and Fairmont Le Château Frontenac to Legacy, the decline in revenues caused by the events of September 11 and the general deterioration of the North American economy throughout 2001. Management fee revenues comprised 6.4% of operating revenues in 2001, down from 8.1% in 2000. This decrease reflects the reduction in management incentive fees caused by widespread declines in revenues at virtually all managed hotels after September 11.

     Consolidated EBITDA for 2001 decreased by $32 million or 16.4% to $163 million as compared to $195 million in 2000 and EBITDA margin declined to 30.4% from 37.8%. Dramatic decreases in occupancy in the period following September 11 and weakness in the North American economy were the primary reasons for the declines. In response to the decline in travel, FHR realigned its cost structure to reflect the expectation of lower occupancy.

MANAGEMENT’S DISCUSSION AND ANALYSIS

COMPARABLE OPERATING STATISTICS

	Year Ended December 31,

	2001	2000

OWNED HOTELS
Worldwide
RevPAR	114.14	117.91
ADR	185.11	182.25
Occupancy	61.7%	64.7%
Canada
RevPAR	94.15	97.30
ADR	145.77	144.15
Occupancy	64.6%	67.5%
U.S. and International
RevPAR	143.07	147.74
ADR	249.17	243.77
Occupancy	57.4%	60.6%

FAIRMONT MANAGED HOTELS
Worldwide
RevPAR	107.48	115.29
ADR	167.55	168.02
Occupancy	64.1%	68.6%
Canada
RevPAR	84.15	86.75
ADR	128.43	126.57
Occupancy	65.5%	68.5%
U.S. and International
RevPAR	139.78	154.81
ADR	224.57	225.26
Occupancy	62.2%	68.7%

DELTA MANAGED HOTELS
RevPAR	55.88	57.77
ADR	83.40	84.33
Occupancy	67.0%	68.5%

Given the strategic importance of the creation of Fairmont and the acquisition of The Fairmont Kea Lani Maui, they have been included in FHR’s operating statistics on a pro forma basis as if owned since January 1, 2000. For the annual periods of 2001 versus 2000, The Fairmont Hamilton Princess, The Fairmont Southampton and The Fairmont Pierre Marques have been excluded due to the impact of significant renovations.

Hotel Ownership Operations

Revenues from hotel ownership operations were $490 million in 2001, up $25 million or 5.4% from the prior year. This increase was driven primarily by the acquisition of The Fairmont Kea Lani Maui in February 2001, which helped to offset revenues lost from the sale of The Fairmont Empress and Fairmont Le Château Frontenac to Legacy in February 2001, as well as an overall decline caused by the weak economy. Revenues from U.S. and International hotels were $282 million in 2001, an increase of $58 million or 25.7% from 2000, resulting mostly from the acquisition of The Fairmont Kea Lani Maui. Revenues at the Canadian properties were down $33 million in 2001, in large part from the sale of The Fairmont Empress and Fairmont Le Château Frontenac to Legacy, which contributed $66 million in revenues in 2000, notwithstanding a $30 million increase in revenues from the November 2000 acquisition of The Fairmont Chateau Whistler.

     RevPAR for Comparable Hotels declined 3.2% to $114.14 in 2001 from $117.91 in 2000, primarily from a 3.0 point decline in occupancy. These declines were relatively consistent across the Canadian and U.S. and International properties.

     EBITDA from FHR’s hotel ownership operations of $126 million in 2001 was down $17 million or 12.1% from $143 million in 2000. EBITDA from the U.S. and International properties was $63 million in 2001, up $8 million or 13.6% from 2000. This increase was due in large part to the February 2001 acquisition of The Fairmont Kea Lani Maui, which provided $22 million in EBITDA during 2001. This improvement was offset by a $12 million decrease in EBITDA generated by The Fairmont Pierre Marques, The Fairmont Southampton and The Fairmont Hamilton Princess. These properties were all affected by operating disruptions during significant profit improving renovations throughout 2001. EBITDA from the Canadian hotels and resorts was $52 million during 2001, a decline of $20 million from 2000. This drop was due mainly to the sale of The Fairmont Empress and Fairmont Le Château Frontenac to Legacy in February 2001, notwithstanding the additional earnings from The Fairmont Chateau Whistler.

     Hotel ownership expenses were $375 million in 2001, up $41 million or 12.2% from $334 million in 2000. Aside from the net increase in expenses due to recent acquisitions and dispositions, indirect costs such as sales and marketing, administrative salaries and property taxes were higher.

     EBITDA from hotel ownership operations also included $11 million of income from investments, a $2 million decrease from 2000. This decline was the result of The Fairmont Royal Pavilion and The Fairmont Glitter Bay no longer being treated as equity investments after the remaining 51% ownership interest was purchased in January 2001. The equity investment in Legacy contributed $7 million of EBITDA in 2001 versus $11 million in 2000.

Management Operations

Fairmont

In 2001, revenues under management remained virtually unchanged at $1.3 billion, down $44 million or 3.4% from 2000. Overall declines in revenues under management in the last four months of 2001 were offset by $59 million in additional revenues under management from the February 2001 acquisition of The Fairmont Kea Lani Maui.

     Fairmont earned fee revenues of $40 million in 2001 versus $43 million in 2000, representing a 7.9% decrease. Fee revenues from FHR’s owned properties were $16 million in 2001 and $13 million in 2000. The drop in revenues was due to decreased incentive fees resulting from substantial revenue declines in the weeks following September 11. Incentive fees were $4 million in 2001 and accounted for 10.8% of Fairmont’s total management fee revenues, versus 16.7% in 2000. For the Fairmont portfolio of Comparable Hotels, RevPAR decreased 6.8% to $107.48 in 2001 from $115.29 in 2000. The greatest component of the decline in RevPAR occurred at the U.S. and International hotels and resorts, where RevPAR was down 9.7%. In comparison, RevPAR at the Canadian properties was down by only 3.0% since these hotels were not as negatively affected by the events of September 11.

     Fairmont reported EBITDA of $24 million in 2001, down 24.5% from the $32 million reported in 2000. This decrease was the result of reduced incentive fee revenues and increased marketing efforts during the fourth quarter of 2001. EBITDA margin decreased to 60.4% from 73.7% in 2000 reflecting the impact of the decrease in incentive fee revenues and additional marketing costs with an otherwise relatively fixed cost of operations.

Delta

Revenues under management decreased to $318 million in 2001, down $10 million or 3.1% from $328 million in 2000. Management fee revenues were $10 million in 2001, down 12.6% from 2000. The net addition of five management contracts in 2001, and a full year’s results from the 2000 additions helped to offset declines caused by the events of September 11 and general economic weakness. Incentive fees were $1 million in 2001 and accounted for 9.6% of total management fee revenues, down from 18.8% of total management fee revenues in 2000. Delta’s Comparable Hotels RevPAR of $55.88 was down from $57.77 in 2000. This decline was caused by a 1.5 point reduction in occupancy and a slight decline in ADR. The Delta managed portfolio was not impacted to the same extent by the events of September 11 as the Fairmont managed portfolio since Delta’s entire portfolio is in Canada. EBITDA from Delta’s management operations was $8 million in 2001, down from $9 million in 2000. New properties under management and stringent cost controls helped to offset the weakness in the North American economy that was catalyzed by the events of September 11. EBITDA margin remained relatively constant at 73.1%.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Other Items

Revenues and Expenses from Managed and Franchised Properties

Revenues and expenses from managed and franchised properties were $29 million in 2001 compared to $25 million in 2000. These amounts reflect the expenditure and recovery of amounts paid for marketing, reservation and other services that the Company provides on a cost recovery basis under the terms of its management and franchise agreements.

Amortization

In 2001, amortization was $51 million compared to $41 million in 2000. This increase was consistent with the growth of both management and ownership operations over the past two years. Specifically, profit-improving projects at owned hotels and the acquisition of The Fairmont Kea Lani Maui were the primary factors for the increase.

Other Income and Expense

Other income in 2001 consists primarily of a gain resulting from the disposition of 9.9 million Legacy units through a secondary offering in May 2001. This disposition was consistent with FHR’s stated intention of maintaining an approximate one-third ownership interest in Legacy. In addition, a gain on the sale of other assets and foreign exchange losses prior to the Arrangement were realized. FHR also recorded a number of non-recurring expenses including brand related technology costs, a restructuring charge and other one-time write-offs.

Reorganization and Corporate Expenses

Reorganization costs relate to the reorganization of CPL into five separate public companies that occurred on October 1, 2001. Corporate expenses were costs associated with the corporate activities performed by CPL for all subsidiaries, including the hotel operations, prior to October 1, 2001.

Interest Expense, Net

Interest expense of $70 million was up from $45 million in 2000. The increase in interest charges reflect the financing costs associated with borrowings by CPL in late 2000 to partially fund its share repurchase program and to fund FHR’s profit improving projects.

Discontinued Operations

Income from discontinued operations consists of profits from the approximate 85% investment in PanCanadian Petroleum Limited, and the wholly owned subsidiaries, Canadian Pacific Railway Company, CP Ships Limited and Fording Inc. that were distributed to the shareholders of FHR on October 1, 2001.

Income Tax Expense (Recovery)

Income tax recovery was $100 million in 2001, versus $25 million in 2000. The increase in income tax recovery related to tax benefits realized on expenses incurred to complete the Arrangement and various favorable tax reassessments.

Net Income

Net income for the year was $896 million, down $223 million or 19.9% from $1,118 million in 2000. Loss from continuing operations was $28 million in 2001, down $80 million from $52 million in income from continuing operations in 2000.

QUARTERLY RESULTS

2002

	First	Second	Third	Fourth
(in millions, except per share amounts)	Quarter	Quarter	Quarter	Quarter	Total

Total revenues	$148.9	$157.6	$179.5	$132.3	$618.3
Income from continuing operations	13.6	28.9	39.0	11.0	92.5
Net income (loss)	13.6	28.9	39.0	11.0	92.5
Basic earnings (loss) per share
Income (loss) from continuing operations	0.17	0.37	0.50	0.14	1.18
Net Income	0.17	0.37	0.50	0.14	1.18
Diluted earnings (loss) per share
Income (loss) from continuing operations	0.17	0.36	0.49	0.14	1.16
Net income	0.17	0.36	0.49	0.14	1.16

2001

	First	Second	Third	Fourth
(in millions, except per share amounts)	Quarter	Quarter	Quarter	Quarter	Total

Total revenues	$142.1	$166.7	$154.0	$103.9	$566.7
Income from continuing operations	(4.5)	26.1	(99.4)	49.6	(28.2)
Net income (loss)	311.4	417.9	116.8	49.6	895.7
Basic earnings (loss) per share
Income (loss) from continuing operations	(0.08)	0.30	(1.27)	0.63	(0.43)
Net Income	3.93	5.26	1.46	0.63	11.28
Diluted earnings (loss) per share
Income (loss) from continuing operations	(0.08)	0.30	(1.27)	0.63	(0.43)
Net income	3.92	5.24	1.45	0.63	11.27

Due to the seasonal nature of the hotel business, results are not expected to be consistent throughout the year. Revenues are typically higher in the second and third quarters versus the first and fourth quarters of the year in contrast to fixed costs such as amortization and interest, which are not significantly impacted by seasonal or short-term variations. In addition, FHR’s results for the year ended December 31, 2001, contain substantial non-recurring items related to the Arrangement, including the operating results of the four discontinued businesses, reorganization expenses and other corporate expenses that are no longer required. Given the inclusion of these non-recurring charges, prior period net income and earnings per share are not considered to be comparable with the current period. Consequently, the Company believes that quarter-to-quarter comparisons of its results of past operations are not necessarily meaningful and should not be relied upon as any indication of future performance.

LIQUIDITY AND CAPITAL RESOURCES

FHR generally uses cash from operations, debt facilities and equity financing to make equity investments, obtain long-term management contracts, make selective acquisitions of individual hotels or portfolios and to fund its share of hotel capital improvements and operating requirements. Cash and cash equivalents on hand at December 31, 2002 totaled $49 million, a decrease of $4 million from 2001.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FHR has several sources of funding available, the primary sources of which are outlined below.

Cash from operations

FHR’s operations typically generate cash flows in excess of cash required to fund profit-enhancing capital expenditures. These funds are the most common source of financing used for the expansion of FHR’s operations and for paying dividends to its shareholders. FHR will also consider using cash generated by operations to repurchase common shares if management believes its shares are undervalued in relation to EBITDA and earnings.

Lines of credit

Management has secured various lines of credit in order to finance temporary shortfalls in cash resulting from business seasonality and the timing of large profit-enhancing projects. Such funds may also be used to provide short-term bridge financing in the event of an acquisition.

Issuing additional equity securities

FHR is listed on both the Toronto Stock Exchange and the New York Stock Exchange, which gives the Company the ability to raise additional equity through the issuance of additional common shares, preferred shares or other such equity instruments. Subject to market conditions, management has the ability to raise significant amounts of equity. If additional equity were raised, it would most likely be used to finance a significant acquisition.

Issuing additional debt

At present, FHR has what it considers to be a conservative debt to total asset ratio of 24.1%. This low level of debt gives FHR the ability to further leverage its assets through mortgaging its properties or by issuing other types of debt instruments. FHR would typically use new debt financing to refinance existing debt or to finance a significant acquisition. The choice of debt instrument used would be dependent on current market conditions.

Tax assets

FHR inherited significant tax assets as a result of the Arrangement, including substantial operating and capital losses. By using these losses, FHR will be able to significantly reduce its cash taxes payable on income generated by its hotel operations and real estate activities.

     FHR believes that the credit facilities, cash on hand, expected cash flow from operations and the sale of certain stabilized assets, when combined with the access to debt and equity markets, will be adequate to allow it to finance all of its normal operating needs and commitments to achieve its growth objectives.

CONTRACTUAL OBLIGATIONS

	Payments Due by Period

	Total	<1 Year	1-3 Years	4-5 Years	After 5 Years

Long-term debt	$535	$72	$416	$8	$39
Operating leases	83	10	27	16	30
Other long-term obligations	42	36	6	—	—

Total	$660	$118	$449	$24	$69

     At December 31, 2002, FHR’s primary sources of contractual obligations consisted of amounts drawn on its bank facilities as well as mortgages owing. FHR has bank facilities totaling $506 million (Cdn$800 million) consisting of an unsecured $380 million (Cdn$600 million) three-year revolving facility and an unsecured $126 million (Cdn$200 million) 364-day revolving operating loan. A total of $358 million (Cdn$566 million) was advanced under these facilities as at December 31, 2002. Letters of credit totaling $44 million were also issued against FHR’s lines of credit as at December 31, 2002. Additionally, one of FHR’s subsidiaries has available to it a $100 million, 364-day operating line, of which approximately $43 million was outstanding at December 31, 2002. FHR intends on ultimately paying off these amounts through cash flow generated by operations and long-term refinancings.

CONTRACTUAL COMMITMENTS

	Commitment Expiration per Period

	Total	<1 Year	1-3 Years	4-5 Years	After 5 Years

Letters of credit	$45	$45	$—	$—	$—
Guarantees	10	10	—	—	—

Total	$55	$55	$—	$—	$—

Operating Activities

For the year ended December 31, 2002, cash generated by continuing operations was $123 million, as compared to cash used by continuing operations of $182 million in 2001. The increase in cash flow resulted primarily from the improvement in EBITDA, $157 million in costs incurred in 2001 related to the Arrangement and significantly lower interest expenses. Cash from discontinued operations of $2,011 million in 2001 represents operating cash flows from the four operating companies that were distributed to shareholders pursuant to the Arrangement.

     An increase in net working capital balances utilized cash of $11 million in 2002, primarily due to the settlement of accruals related to the Arrangement. Notwithstanding the impact of recent acquisitions, all other working capital balances are consistent with 2001.

     In 2003, cash flow from operations is expected to exceed 2002 levels. FHR expects that a combination of cash flow from operations, real estate activities and the use of debt facilities will be used to obtain additional management contracts, finance improvements in existing owned properties, further develop its vacation ownership product and provide equity for selective investments and acquisitions.

Investing Activities

FHR’s net expenditures on property and equipment totaled $84 million in 2002 compared with $122 million in 2001 and $87 million in 2000. These expenditures were principally for upgrade capital and profit-enhancing projects at its owned luxury resort properties.

EXPENDITURES ON PROFIT-ENHANCING PROJECTS IN 2002

Property	Project

The Fairmont Chateau Lake Louise	Construction of a meeting facility (through 2004)
Conversion of one floor to the Fairmont Gold product (through 2003)
Guestroom renovations
The Fairmont Banff Springs	Guestroom renovations
The Fairmont Chateau Whistler	Expansion of the golf practice facilities
The Fairmont Scottsdale Princess	Willow Stream the spa at The Fairmont Scottsdale Princess
The Fairmont Southampton	Willow Stream the spa at The Fairmont Southampton
Addition of the Fairmont Gold product
Upgrades to the indoor pool and surrounding area
Guestroom renovations
The Fairmont Hamilton Princess	Renovations to the lobby and hotel entrance
Addition of the Fairmont Gold product
The Fairmont Acapulco Princess	Willow Stream the spa at The Fairmont Acapulco Princess
The Fairmont Pierre Marques	Refurbishment of the lobby
Guestroom renovations

MANAGEMENT’S DISCUSSION AND ANALYSIS

     FHR also incurred net expenditures of $16 million in 2002 relating to its real estate activities compared to $7 million in 2001. These expenditures are primarily for infrastructure improvements necessary for the sale of undeveloped lands.

     Expenditures on acquisitions in 2002 totaled $183 million and included the acquisitions of The Fairmont Orchid, Hawaii, a 20% minority interest in The Fairmont Sonoma Mission Inn & Spa and the purchase of additional Legacy units. The 2001 expenditures totaling $264 million consisted mainly of the acquisition of The Fairmont Kea Lani Maui, a 50% interest in The Fairmont Copley Plaza Boston and the remaining 51% ownership interest in The Fairmont Royal Pavilion and The Fairmont Glitter Bay. In 2000, acquisition expenditures were largely for the remaining 80% interest in The Fairmont Chateau Whistler and Legacy units.

     Based upon current plans, FHR expects spending on upgrade capital and profit-enhancing projects to be in the range of $110 million to $120 million. Management expects to spend approximately $60 million on profit-enhancing projects, $13 million on vacation ownership developments, $7 million on infrastructure requirements necessary for the sale of undeveloped lands and the remainder on upgrade capital expenditures.

     PROFIT-ENHANCING PROJECTS PLANNED FOR 2003

Property	Project

The Fairmont Chateau Lake Louise	Construction of a meeting facility (through 2004)
Conversion of one floor to the Fairmont Gold product
The Fairmont Orchid, Hawaii	Willow Stream the spa at The Fairmont Orchid
Refurbishments to the restaurants and common areas
Conversion of guestrooms to the Fairmont Gold product
The Fairmont Kea Lani Maui	Guestroom renovations
The Fairmont Copley Plaza Boston	Guestroom renovations
The Fairmont Hamilton Princess	Guestroom renovations
The Fairmont Acapulco Princess	Golf course improvements
Guestroom renovations
The Fairmont Pierre Marques	Construction of a meeting facility
Addition of golf practice facilities

     Other investments may include the acquisition of additional management contracts and investments in hotel ownership interests. Capital spending in 2003 will be funded from a combination of cash flow from operating activities, the potential sale of assets to Legacy and through FHR’s financing sources as described above.

Financing Activities

FHR’s consolidated net borrowing position increased to $487 million at December 31, 2002, up $200 million from a net borrowing position of $287 million at the beginning of the year. FHR has drawn on its banking facilities mainly to refinance debts that matured during the year and to finance the acquisitions of The Fairmont Orchid, Hawaii, the 20% minority interest in The Fairmont Sonoma Mission Inn & Spa, and additional Legacy units. At December 31, 2002, FHR had $72 million of long-term debt maturing within one year. This figure includes a $69 million liability for the possible exercise of a put option issued to the minority shareholder of Fairmont by FHR. This put option may be exercised by the holder at any time prior to October 2004.

     In October 2001, FHR obtained regulatory approval to purchase for cancellation approximately 7.9 million or 10% of its common shares within a twelve-month period ending October 2, 2002. During 2002, FHR purchased 3,006,800 shares for cancellation at an average price of $24.25. Since October 2001, FHR purchased a total of 3,566,600 shares under this program at an average price of $23.26. FHR obtained regulatory approval to renew this program for another 12-month period ending October 2, 2003. During this time, FHR may purchase for cancellation up to approximately 7.8 million or 10% of its common shares. As at December 31, 2002, no additional shares were repurchased under this program.

TRANSACTIONS WITH LEGACY

FHR and its subsidiaries have entered into several agreements with Legacy to manage its hotels and to provide strategic advice and day-to-day administrative services to Legacy.

Advisory agreement

Fairmont provides operation and administrative services to Legacy and advises its trustees regarding major decisions. In return for these services, the Company is entitled to an advisory fee equal to 0.4% of a defined asset base, an acquisition fee of 0.65% of the total acquisition price of any additional property acquired by Legacy and a disposition fee of 0.25% of the aggregate sale price of any property sold by Legacy. FHR does not receive these acquisition or disposition fees on any transactions between the two entities.

Management Agreements

FHR has entered into various long-term management contracts with Legacy to manage all of its hotels. Pursuant to these management agreements, the Company is entitled to base management fees and incentive management fees. Base management fees typically range from 2.75% to 3% of total hotel revenues and incentive fees are calculated based on net operating income from hotel operations plus depreciation and amortization less capital replacement reserve, in excess of threshold amounts. In addition, incentive fees for the hotels transferred to Legacy in 1997 (the “Initial Portfolio”) are calculated based on both the profitability of each of the hotels as well as the overall profitability of the Initial Portfolio.

     The Company also provides central reservations, sales and marketing, central procurement, accounting, management information, employee training and other services for which they are reimbursed on a cost recovery basis in accordance with the management agreements.

Strategic Alliance Agreement

FHR and Legacy have entered into a strategic alliance agreement to co-operate in certain areas related to the purchase and sale of hotels, the development of new hotels that may be considered for investment by Legacy and other areas related to the ownership and management of hotels.

The Fairmont Washington, D.C.

In December 2002, Fairmont entered into a long-term, incentive-based management contract for The Fairmont Washington, D.C. In connection with Fairmont securing the management contract on this property, Fairmont will pay a fixed amount to Legacy over a three-year period. Also, in connection with the above transaction, FHR and Legacy entered into reciprocal loan agreements for $67.6 million. The loans mature in October 2008 and bear interest at normal commercial rates payable quarterly in arrears. In the event that either FHR or Legacy does not make its required interest or principal payments, the other party is not required to make its payment either. The loans meet all the requirements for a right of setoff and as such are presented on a net basis in the consolidated financial statements.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements and related disclosures in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and contingencies. Management bases its estimates on historical experience and on other assumptions that are believed at the time to be reasonable under the circumstances. Under different assumptions or conditions, the actual results may differ, potentially materially, from those previously estimated. Many of the conditions impacting these assumptions and estimates are outside of the Company’s control. FHR evaluates such estimates and assumptions on a periodic basis. Management believes the following critical accounting policies involve its more significant judgments and estimates used in the preparation of its consolidated financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Property and Equipment

For each hotel, the net amount of property and equipment is reviewed regularly and compared to its net recoverable amount. Management will record an impairment in value if the projected undiscounted future cash flows from the hotel exceed the net book value of the property and equipment. Management feels it is unlikely that any future impairment will be necessary given the quality of its assets.

     Due to the relatively large proportion of property and equipment relative to total assets, the selections of the method of amortization and length of amortization period could have a material impact on the operating results of the Company. FHR amortizes its property and equipment on a straight-line basis over its estimated economic lives, except for buildings on leased land, which are amortized over the lesser of the term of the lease, including options, and the economic life of the building. Management feels that both the straight-line method and sinking fund method are both appropriate measures of amortization given the nature of the underlying assets and the capital replacement reserve policy, which requires that approximately 4% to 5% of the respective hotel’s annual revenues be directed towards its capital maintenance. FHR has selected the straight-line method of amortization in order to be in compliance with both Canadian and U.S. generally accepted accounting principles.

Goodwill and Intangible Assets

Goodwill impairment tests are performed on an annual basis and in certain circumstances between annual tests for each reporting unit, which are the operating segments as described in note 3 of the consolidated financial statements. These tests are based on a fair market value analysis of the various reporting units, which use such methods as undiscounted cash flow projections and peer comparisons of earnings multipliers. Based on its current operations, management feels it is unlikely that any future goodwill impairment will be required. However, in response to unanticipated changes in industry and market conditions, FHR may be required to consider restructuring, disposing or otherwise exiting certain operations, which could result in an impairment of goodwill.

     The Company also evaluates the carrying value of all management contracts on an annual basis to determine whether such costs will be recovered from the projected future revenue streams on an undiscounted basis. Any impairment loss would be expensed in the consolidated statements of income. Based on the terms of its management contracts and the quality of the underlying assets, management believes that the potential for future impairment is unlikely.

Income Taxes

FHR accounts for income taxes using the liability method and calculates its provision based on the expected tax treatment of transactions recorded in its consolidated financial statements. Under this method, future tax assets and liabilities are recognized based on differences between the bases of assets and liabilities used for financial statement and income tax purposes, using substantively enacted tax rates. In determining the current and future components of the tax provision, management interprets tax legislation in a variety of jurisdictions and makes assumptions about the expected timing of the reversal of future tax assets and liabilities. In the event that management’s interpretations differed from those of the tax authorities or if the timing of reversals is not as anticipated, the tax provision could increase or decrease in future periods.

     FHR has approximately $222 million in non-capital tax loss carry forwards and $187 million in capital tax loss carry forwards. Management has assumed that the Company will be able to utilize all of its non-capital loss carry forwards prior to their expiration in 2008 and has therefore recorded a future tax asset for virtually all such loss carry forward balances. In the event that future earnings do not meet managements’ projections, it may be necessary to write down this amount. Currently, management expects that these losses will be used over the course of the next five years. A future tax asset has not been established for the capital loss carry forward amounts due to the significant uncertainty as to the timing of their utilization. However, management expects that the majority of these amounts will be used through FHR’s real estate activities or otherwise. Capital losses do not expire.

Employee Future Benefits

FHR has defined benefit pension plans for some of its employees; however, it does not provide other post retirement benefits. There are several assumptions required by management for the calculations of defined benefit plan liabilities or surpluses and the current year’s expenses. These include the expected return on plan assets, the discount rate on the projected benefit obligation and the expected rate of future compensation increases. An expected rate of return on plan assets of 7.5% is used based on the plans’ asset mixes and historic results. Management feels this long-term rate of return is reasonable and will be achieved over the life of the plan. The discount rate used to calculate the projected benefit obligation is based on the market interest rate at December 31, 2002 of AA-rated corporate bonds with an effective duration equal to that of the expected payments to retirees. As of December 31, 2002, management estimates that its consolidated pension plan deficit is $2 million and it has total pension obligations of $75 million. FHR does not expect that it will have significant future net cash outflows to fund its obligations under these plans.

Contingencies

In the normal course of its operations, FHR becomes involved in various legal actions, including claims relating to personal injuries, occupational related claims and environmental matters. Management conducts a thorough analysis of all potential legal claims on a regular basis and provides for such potential claims when the expected loss is both probable and can be reasonably estimated. The possibility exists that additional expenditures that have not been accrued for may be required to defend against or remedy potential legal action against the Company.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2002, FHR adopted the new recommendations with respect to accounting for foreign currency gains and losses. Unrealized exchange gains and losses related to monetary foreign currency assets and liabilities are now recognized into income immediately. This change was applied retroactively with restatement of prior periods and did not have an impact on continuing operations.

     Also on January 1, 2002, FHR adopted the new accounting standards with respect to goodwill and other intangible assets. Under these standards, goodwill and other intangible assets with indefinite lives are no longer amortized, but are subject to impairment tests on at least an annual basis. FHR completed its impairment testing as at January 1, 2002 and concluded that there was no impairment in these assets.

     In 2002, revenues and expenses from managed and franchised properties were included in the income statement in response to a recent Emerging Issues Committee abstract released by the Canadian Institute of Chartered Accountants (“CICA”). These amounts represent expenditures and the recovery thereof for amounts that FHR has agreed to make on behalf of its managed properties and relate primarily to marketing and reservations services. This change in accounting policy was applied retroactively and had no impact on FHR’s EBITDA or net income.

     Guidance on the disclosure of guarantees was issued that will require FHR to disclose key information about certain types of guarantee contracts that require payments contingent on specified types of future events starting in 2003. Disclosures include the nature of the guarantee, how it arose, events or circumstances that would trigger performance under the guarantee, the maximum potential future payments under the guarantee, the carrying amount of the related liability and information about recourse or collateral. Management does not expect additional disclosure on this issue as FHR has only guaranteed third party debts totaling approximately $10 million.

     New guidance on the impairment of long-lived assets establishes standards for the recognition, measurement and disclosure of impairments and replaces the current write-down provisions. These changes will be effective for FHR starting in 2004. Under the new standards, a two-step process will determine the impairment of long-lived assets held for use, with the first step determining when impairment is recognized and the second step measuring the amount of the impairment. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. An impairment loss is measured as the amount by which the long-lived asset’s carrying amount exceeds its fair value. To test for and measure impairment, long-lived assets are grouped at the lowest level for which identifiable cash flows are largely independent.

     In December 2001, the CICA issued guidance on accounting for hedging relationships. These guidelines specify the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness of hedges and also the discontinuance of hedge accounting. Early adoption of these guidelines is permissible, however, FHR will not be implementing them until 2004.

RISKS AND UNCERTAINTIES

This section describes the major risks associated with FHR’s operations that could cause reported financial information to not necessarily be indicative of future operating results. The order in which these risks are listed does not necessarily indicate their relative importance. If any event arising from these risks were to occur, FHR’s business, prospects, financial condition, results of operations or cash flows could be materially adversely affected.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FHR’s operations are subject to adverse factors generally encountered in the lodging industry.

The Company manages and owns hotels and resorts in both the luxury and first-class segments of the lodging industry. This subjects FHR to the operating risks inherent in the industry. Besides the specific conditions discussed in more detail below, these risk factors include:

•	cyclical downturns arising from changes in general and local economic conditions;

•	varying levels of demand for rooms and related services caused by changes in popular travel patterns and changes in the cost and availability of transportation;

•	periodic local oversupply of guest accommodations, which may adversely affect occupancy rates and actual room rates achieved;

•	competition from other luxury and first-class hotels and resorts;

•	the recurring need for the renovation, refurbishment and improvement of hotel and resort properties;

•	changes in wages, prices, construction and maintenance costs that may result from inflation, government regulations, changes in interest rates or currency fluctuations;

•	the availability of financing for operating or capital requirements;

•	seasonal variations in cash flow; and

•	other factors including natural disasters, terrorism, extreme weather conditions and labor shortages, work stoppages or disputes.

The effect of these factors varies among FHR’s hotels based on their geographic diversity and mix between management and ownership businesses.

The lodging industry is subject to significant regulation.

The Company is subject to numerous laws and regulations in all of the jurisdictions in which it operates, including those relating to the preparation and sale of food and beverages, such as health and liquor licensing laws. FHR’s properties are also subject to laws and regulations governing relationships with employees in such areas as minimum wage and maximum working hours, overtime, working conditions, hiring and terminating of employees and work permits. Furthermore, the success of the Company’s strategy to expand its existing properties, acquire new properties or to open newly-constructed properties is contingent upon, among other things, receipt of all required licenses, permits and authorizations, including local land use permits, building and zoning permits, health and safety permits and liquor licenses. Changes or concessions required by regulatory authorities could also involve significant additional costs and delay or prevent completion of the construction or opening of a project. As a result of the geographic diversity of FHR’s businesses, these regulatory matters arise in a number of jurisdictions, many of which have distinctive regulatory regimes.

     Under the United States Americans with Disabilities Act (“ADA”) and similar state legislation, all public accommodations are required to meet various requirements related to access and use by disabled persons. If a U.S. court or administrative agency determines that any of FHR’s hotels are not in compliance with the ADA, the result could be a judicial or administrative order requiring compliance, imposition of a fine or an award of damages to private litigants, including possible class damages. The Company has responsibilities under the ADA for both its owned and managed hotels in the United States. However, under the management agreements for FHR’s managed hotels in the U.S., costs associated with the ADA are generally borne by the owner.

FHR’s operations are subject to laws and regulations relating to environmental matters.

As the current or previous owner or operator of certain hotels, FHR could be liable for the clean up of contamination and other corrective actions under various laws, ordinances and regulations relating to environmental matters. These laws, ordinances and regulations often impose liability without regard to whether the owner or operator knew of, or was responsible for, the condition requiring the environmental response. The presence of contamination from hazardous or toxic substances, or the failure to remediate a contaminated property properly may affect an owner’s ability to sell or rent the property, to use the property for its intended purpose, or to borrow using the property as collateral. In addition, as FHR arranges for the disposal or treatment of hazardous or toxic substances, it may be liable for the cost of removal or remediation of substances at the disposal or treatment facility. As the manager or owner of various hotels, the Company could be held liable for the cost of remedial action with respect to environmental matters.

     Environmental laws require abatement or removal of certain asbestos-containing material (“ACM”) in the event of damage, demolition or renovation. FHR has an asbestos abatement program and continues to manage ACM in certain hotels. The costs associated with managing this program have not been, and are not anticipated to become, material.

     Each year, every property, whether managed, franchised or owned, is required to complete an environmental questionnaire which covers such items as the training of employees in the handling and disposal of hazardous materials, whether there have been any environmental incidents and, if so, the remedial action taken, as well as environmental initiatives introduced by the hotel. This questionnaire also identifies any new laws or regulations being imposed by local, state, provincial or federal governments and a property’s proposed response to such laws or regulations. Laws and regulations change over time and the Company may become subject to more stringent environmental laws and regulations and may also face broader environmental liability under common law. FHR is not aware of any potential material environmental liabilities for which it will be responsible with respect to any of the properties which it currently or has previously managed or owned, but such liabilities may exist.

Real estate investments are subject to numerous risks.

As FHR owns and leases hotels, it is subject to the risks that generally relate to investments in real property. The investment returns available from equity investments in real estate depend in large part on the amount of income earned and capital appreciation generated by the related properties, as well as the expenses incurred. In addition, a variety of other factors affect income from properties and real estate values, including governmental regulations, zoning, tax and eminent domain laws, interest rate levels and the availability of financing. For example, new or existing zoning or tax laws can make it more expensive and/or time-consuming to develop real property or expand, modify or renovate properties. When interest rates increase, the cost of acquiring, developing, expanding or renovating real property increases and real property values may decrease as the number of potential buyers decreases. Similarly, as financing becomes less available, it becomes more difficult both to acquire and to sell real property. Finally, governments can, under eminent domain laws, expropriate or take real property for less compensation than an owner believes the property is worth. Any of these factors could have a material adverse impact on the Company’s results of operations or financial condition, as well as on its ability to make distributions, if any, to its shareholders. In addition, as FHR’s equity real estate investments are in the luxury and first-class segments and are to some extent located outside of North America, they may be relatively difficult to sell quickly. Further, any additional properties the Company acquires may be subject to the same risks. If FHR’s properties do not generate revenue sufficient to meet operating expenses, including debt service and capital expenditures, its income will be adversely affected.

World events have had an impact on our industry.

As a result of the terrorist acts that occurred September 11, 2001, there has been a disruption in domestic and international travel. These terrorist acts and travel disruptions have resulted in decreased customer visitation to our properties and may continue to affect the industry. Further terrorist acts or military action could significantly impact FHR’s future operations.

There is a great deal of competition in the lodging industry.

There is intense competition between the operators of both luxury and first-class hotels for guests, to secure new management contracts and to acquire hotels. Competition for guests is based primarily on brand name recognition, convenience of location, quality of the property, room rates and the range and quality of food, services and amenities offered. Demographic, political or other changes in one or more of FHR’s markets could adversely affect the convenience or desirability of its properties.

     FHR also competes for management contracts and acquisition opportunities with other luxury and first-class hotel managers and owners who may have substantially greater financial resources. This competition may have the effect of reducing the number of suitable investment opportunities available to the Company and increasing its acquisition costs.

Failure to obtain new or maintain existing management contracts could adversely affect FHR’s results of operations.

Management contracts expire or are acquired, terminated or renegotiated in the normal course of business. FHR manages hotels for various third party hotel owners subject to the terms of each property’s management contract. These contracts can generally be terminated by the non-defaulting party upon default in payment or unremedied failure to comply with the terms of the contract. Typically, the Company’s management contracts are subject to economic performance tests that, if not met or remedied, could allow a contract to be terminated by the owner prior to the expiration of its term. Failure to maintain the standards specified in the contract or to meet the other terms and conditions of a contract could result in the loss or cancellation of a management contract. Some management contracts can also be terminated if the owner sells the property to a new owner that does not want to retain the existing contract. In certain cases, these contracts provide for a termination payout upon cancellation of the contract.

     In many jurisdictions, in the event of bankruptcy or insolvency proceedings in respect of a hotel, a management contract may be subject to termination or may not be enforceable against a trustee in bankruptcy or other similar representative of the owner. In such circumstances, the management company would generally have an unsecured claim for breach of contract against the owner of the property or its estate.

MANAGEMENT’S DISCUSSION AND ANALYSIS

     Further, in the event of enforcement proceedings by a secured lender in respect of a hotel, a management contract may not be enforceable by FHR against the lender unless, to the extent permitted by applicable bankruptcy or insolvency laws, the lender has executed a non-disturbance agreement. Generally, FHR attempts to obtain non-disturbance agreements with lenders to the owners of hotels that the Company manages. However, in the absence of a non-disturbance agreement, the risk of loss of a management contract increases when the property’s owner incurs debt that cannot be adequately serviced.

     Both Fairmont and Delta manage properties for third party owners. The average remaining length of Fairmont’s management contracts is more than 40 years while the average remaining length of Delta’s management contracts is more than 10 years. Approximately 65% of Fairmont and Delta’s management revenues are insulated against the potential loss of these management contracts as 46 of the hotels and resorts presently managed by Fairmont and Delta are directly or indirectly owned by FHR or Legacy.

FHR’s acquisition, expansion and development strategy may be less successful than expected, and therefore growth may be limited.

FHR intends to increase revenues and net income by increasing the number of hotels under management through the acquisition of new properties, the expansion of existing properties, the securing of new management agreements and strategic partnerships for new development. The Company’s ability to successfully pursue new growth opportunities will depend on its ability to identify appropriate management opportunities and properties suitable for acquisition and expansion, to negotiate management or construction contracts or purchases on satisfactory terms, to obtain the necessary financing and permits and to integrate new management contracts or properties into its operations.

Operations may be adversely affected by extreme weather conditions and the impact of natural disasters.

FHR operates properties in a variety of locales, some of which are subject to extreme weather patterns that may affect the hotels as well as customer travel. Extreme weather conditions can, from time to time, have a major adverse financial impact upon individual properties or particular regions. However, the effect of any particular event is mitigated by the geographic diversity of the Company’s hotel portfolio.

     Properties may also be vulnerable to the effects of destructive forces, such as earthquakes, fire, storms and flooding. Although FHR’s properties are insured against property damage, damages resulting from so-called “acts of God” or otherwise, including acts of terrorism, may exceed the limits of the insurance coverage or be outside the scope of that coverage.

FHR’s ability to operate its facilities may be adversely affected if relations with employees were to deteriorate.

Relations with employees in various countries, including the more than 14,000 employees represented by 22 labor unions, could deteriorate due to disputes related to, among other things, wage or benefit levels or FHR’s response to changes in government regulation of workers and the workplace. FHR’s operations rely heavily on employees, whether they are employed directly or supervised by Fairmont or Delta, and these employees’ ability to provide high-quality personal service to guests. Any labor shortage or stoppage caused by disagreements with employees, including those represented by labor unions, could adversely affect FHR’s ability to provide these services and could result in the temporary closure of a particular hotel, reduce occupancy and room revenue or potentially damage FHR’s reputation. Management of FHR is confident that FHR’s relationships with employees are generally favorable. Various programs maintained by Fairmont and Delta contribute to these relationships and mitigate to some extent against potential labor disputes.

Vacation Ownership is subject to extensive regulation.

FHR intends to develop and operate vacation ownership resorts and is therefore subject to extensive government regulation in the jurisdiction where the vacation ownership resorts are located and in which vacation ownership interests (“VOIs”) are marketed and sold. In addition, the laws of many jurisdictions in which FHR may sell VOIs grant the purchases of this type of interest the right to rescind the purchase contract at any time within a statutory rescission period. Although management believes that FHR is in material compliance with all applicable laws and regulations to which vacation ownership marketing, sales and operations are currently subject to, changes in these requirements or a determination by a regulatory authority that FHR is not in compliance could adversely affect the Company. Additionally, if the purchaser of a VOI defaults, FHR may not have recovered its marketing, selling and general and administrative costs related to the sale of the VOI.

Currency fluctuations may have a material adverse effect on FHR’s financial statements.

FHR has hotel management and ownership operations in Canada, the United States, Mexico, Bermuda, Barbados and the United Arab Emirates and records sales and liabilities in the currencies of these jurisdictions, while it reports earnings in U.S. dollars. As a result, the Company’s earnings and financial position could be affected by foreign exchange rate fluctuations, specifically changes in the value of the U.S. dollar, through both (i) translation risk, which is the risk that financial statements for a particular period or as of a certain date depend on the prevailing exchange rate of the various currencies against U.S. dollar; and (ii) transaction risk, which is the risk that the currency of costs and liabilities fluctuates in relation to the currency of revenues and assets, which may adversely affect operating margins.

     With respect to the translation risk, even though the fluctuations of currencies against the U.S. dollar can be substantial and therefore significantly impact comparisons with prior periods, the translation impact is a reporting consideration and does not affect the underlying results of operations, as is the case with transaction risk. FHR endeavors to match foreign currency revenues and costs, and assets and liabilities, to provide a natural hedge against translation and transaction risks, although this is not a perfect hedge.

     In addition to translation risk and transaction risk, a significant increase in the value of the Canadian dollar may have an adverse impact on the level of foreign demand at Canadian hotels. However, given that these hotels target an affluent clientele, the risk of a significant decline in foreign demand is reduced.

FHR is subject to a number of risks associated with debt financing.

As a result of incurring debt, FHR is subject to a number of risks associated with debt financing, including the risk that cash flow from operations will be insufficient to meet required payments of principal and interest; the risk that, to the extent that it maintains floating rate indebtedness, interest rates will fluctuate; and risks resulting from the fact that the agreements governing loan and credit facilities contain covenants imposing certain limitations on the Company’s ability to acquire and dispose of assets.

     Although it anticipates that it will be able to repay or refinance existing indebtedness and any other indebtedness when it matures, there can be no assurance that FHR will be able to do so or that the terms of such refinancings will be favorable. FHR’s leverage may have important consequences. For example, FHR’s ability to obtain additional financing for acquisitions, working capital, capital expenditures or other purposes, if necessary, may be impaired or financing may not be available on favorable terms. A substantial decrease in operating cash flow or an increase in expenses could make it difficult for the Company to meet its debt service requirements and force it to modify its operations. FHR may have higher levels of debt than some of its competitors, placing it at a competitive disadvantage to those competitors with lower amounts of indebtedness and/or higher credit ratings.

There can be no assurance that FHR will be able to obtain the necessary additional capital to finance the growth of its business.

The acquisition and expansion of hotels, as well as the ongoing renovations, refurbishment and improvements required to maintain or upgrade existing properties, are capital intensive. Such costs are funded from operating cash flow and financings. The availability of future borrowings and access to the capital markets for financing depends on prevailing market conditions and the acceptability of financing terms offered. FHR cannot ensure that future debt or equity financings will be available, or available on acceptable terms, in an amount sufficient to fund its needs. In addition, an inability to obtain financing for a project could cause cancellation or short-term interruption of construction or development of projects.

Covenants in FHR’s financing agreements could limit its discretion in operating its businesses.

FHR’s financing agreements contain covenants that include limits on additional debts secured by mortgaged properties, limits on liens on property, minimum EBITDA to interest coverage ratios and limits on mergers, asset sales and capital expenditures. Future financing agreements may contain similar, or even more restrictive, provisions and covenants. If the Company fails to comply with the restrictions in present or future financing agreements, a default may occur. A default could allow creditors to accelerate the related debt as well as any other debt to which a cross-acceleration or cross-default provision applies. A default could also allow creditors to foreclose on the properties securing such debt. Credit facilities typically require the repayment of funds or cash flow sweeps when certain coverage ratios are not met.

STATEMENT OF MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

The management of Fairmont Hotels & Resorts Inc. (“FHR”) is responsible for the preparation, presentation, integrity and fairness of the consolidated financial statements, Management’s Discussion and Analysis (“MD&A”) and all other information in the Annual Report.

     The consolidated financial statements of FHR have been prepared in accordance with Canadian generally accepted accounting principles and the MD&A has been prepared in accordance with the requirements of securities regulators. A detailed reconciliation to U.S. GAAP has been included in note 26 to the consolidated financial statements. The financial information presented elsewhere in the Annual Report is consistent with that in the consolidated financial statements.

     The consolidated financial statements and information in the MD&A necessarily include amounts based on informed judgments and estimates of the expected effects of current events and transactions with appropriate consideration to materiality. In addition, in preparing the financial information management must interpret regulatory requirements and make determinations as to the relevancy of information to be included. The MD&A also includes information regarding the estimated impact of current transactions and events, sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information since future events and circumstances may not occur as expected.

     In meeting our responsibility for the reliability of financial information, management maintains and relies on a comprehensive system of internal controls including organizational, procedural and internal accounting controls. To augment this internal control system, FHR maintains a program of internal audits covering significant aspects of the operations. These controls and audits are designed to provide reasonable assurance that assets are safeguarded, transactions are executed and recorded in accordance with management’s authorization and relevant and reliable financial information is produced.

     We, as FHR’s Chief Executive Officer and Chief Financial Officer, will be certifying FHR’s annual disclosure document filed with the United States Securities Exchange Commission as required under the Sarbanes-Oxley Act.

     The auditors’ opinion is based upon an independent and objective examination of FHR’s financial results for the year, conducted in accordance with Canadian generally accepted auditing standards. This examination includes an understanding and evaluation by the auditors of FHR’s accounting and internal control systems as well as the obtaining of a sound understanding of its business. The auditors have full and free access to the Board of Directors and its committees to discuss audit, financial reporting and related matters.

     The Board of Directors is responsible for reviewing and approving the financial information contained in the Annual Report, including the MD&A and overseeing management’s responsibilities for the presentation and preparation of financial information, maintenance of appropriate internal controls, management and control of major risk areas and assessment of significant and related party transactions. The Board carries out this responsibility principally through the Audit Committee, which consists exclusively of non-management directors.

signed	signed

William R. Fatt, Chief Executive Officer	M. Jerry Patava, Chief Financial Officer

Toronto, Canada February 13, 2003

AUDITORS’ REPORT

To the Shareholders of Fairmont Hotels & Resorts Inc.

We have audited the consolidated balance sheets of Fairmont Hotels & Resorts Inc. (the Company) as at December 31, 2002 and 2001 and the consolidated statements of income, retained earnings (deficit) and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Fairmont Hotels & Resorts Inc. as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

signed (PricewaterhouseCoopers LLP)

Chartered Accountants
Toronto, Ontario

January 30, 2003

COMMENTS BY AUDITORS ON CANADIAN - UNITED STATES REPORTING DIFFERENCES

To the Shareholders of Fairmont Hotels & Resorts Inc.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements such as the changes described in note 2 to the consolidated financial statements. Our report to the shareholders dated January 30, 2003 is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.

signed (PricewaterhouseCoopers LLP)

Chartered Accountants
Toronto, Ontario

January 30, 2003

CONSOLIDATED BALANCE SHEETS

As at December 31 (in millions of U.S. dollars, except per share amounts)

	2002	2001

Assets
Current assets
Cash and cash equivalents	$49.0	$52.7
Accounts receivable	47.0	48.2
Inventory	12.5	11.6
Prepaid expenses and other	10.9	8.8

	119.4	121.3
Investments in partnerships and corporations (note 5)	68.9	58.8
Investment in Legacy Hotels Real Estate Investment Trust (note 6)	96.4	56.4
Investments in land held for sale	88.8	92.1
Property and equipment (note 7)	1,441.1	1,261.9
Goodwill (note 8)	123.0	106.0
Intangible assets (note 8)	201.7	149.8
Other assets and deferred charges (note 9)	83.7	75.1

	$2,223.0	$1,921.4

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$105.7	$109.1
Taxes payable	5.3	2.1
Dividends payable	2.4	1.6
Current portion of long-term debt (note 10)	72.3	94.5

	185.7	207.3
Other liabilities	78.4	74.4
Long-term debt (note 10)	463.2	245.2
Future income taxes (note 11)	96.4	64.1
Non-controlling interest	—	25.0

	823.7	616.0

Shareholders’ Equity (note 12)
Common shares	1,191.5	1,162.4
Contributed surplus	141.9	142.4
Foreign currency translation adjustments	27.4	20.2
Retained earnings (deficit)	38.5	(19.6)

	1,399.3	1,305.4

	$2,223.0	$1,921.4

Commitments and contingencies (note 21)

The accompanying notes are an integral part of these financial statements.

Approved by the Board of Directors

signed William R. Fatt	signed Allan R. Taylor, O.C.
Director	Director

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)

For the years ended December 31 (in millions of U.S. dollars, except per share amounts)

	2002	2001	2000

Balance — Beginning of year	$(19.6)	$4,618.0	$3,716.0
Change in accounting for foreign exchange on long-term debt (note 2(a))	—	—	(91.2)

Balance — Beginning of year, as restated (note 2)	(19.6)	4,618.0	3,624.8
Net income for the year	92.5	895.7	1,118.3

	72.9	5,513.7	4,743.1
Repurchase of common shares (note 12)	(30.4)	—	—
Distribution and settlements on reorganization (note 24)	—	(5,440.0)	—
Dividends
Common shares (per share 2002 — $0.05; 2001 — $1.12; 2000 — $1.48)	(4.0)	(87.9)	(116.9)
Preferred shares	—	(5.4)	(8.2)

Balance — End of year	$38.5	$(19.6)	$4,618.0

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31 (in millions of U.S. dollars, except per share amounts)

	2002	2001	2000

Revenues
Hotel ownership operations	$516.6	$489.6	$464.7
Management operations	36.1	34.3	41.8
Real estate	37.9	13.4	10.2

Operating revenues	590.6	537.3	516.7
Other revenues from managed and franchised properties (note 2(c))	27.7	29.4	25.2

	618.3	566.7	541.9

Expenses
Hotel ownership operations	367.9	358.8	320.8
Management operations	15.7	18.6	14.6
Real estate	26.4	15.5	10.5

Operating expenses	410.0	392.9	345.9
Other expenses from managed and franchised properties	27.7	29.4	25.2

	437.7	422.3	371.1

Income from investments and other (note 14)	17.7	18.7	24.3

Operating income before undernoted items	198.3	163.1	195.1
Amortization	52.4	50.7	40.6
Other (income) expenses, net (note 15)	(4.9)	10.1	10.7
Reorganization and corporate expenses (note 16)	2.2	156.9	65.7
Interest expense, net (note 17)	19.1	69.6	44.5

Income (loss) before income tax expense (recovery), non-controlling interest, goodwill amortization and discontinued operations	129.5	(124.2)	33.6

Income tax expense (recovery) (note 11)
Current	12.0	21.1	42.5
Future	23.8	(120.7)	(67.4)

	35.8	(99.6)	(24.9)

Non-controlling interest	1.2	1.1	4.2

Income (loss) before goodwill amortization and discontinued operations	92.5	(25.7)	54.3
Goodwill amortization, net of taxes (note 2(b))	—	2.5	1.9

Income (loss) from continuing operations	92.5	(28.2)	52.4
Discontinued operations (note 24)	—	923.9	1,065.9

Net income for the year	92.5	895.7	1,118.3
Preferred share dividends	—	(5.4)	(8.2)

Net income available to common shareholders	$92.5	$890.3	$1,110.1

Weighted average number of common shares outstanding (in millions) (note 18)
Basic	78.4	78.9	79.5
Diluted	79.7	79.0	79.8
Basic earnings (loss) per share
Income (loss) from continuing operations	1.18	(0.43)	0.56
Discontinued operations	—	11.71	13.40
Net income	1.18	11.28	13.96
Diluted earnings (loss) per share
Income (loss) from continuing operations	1.16	(0.43)	0.55
Discontinued operations	—	11.70	13.36
Net income	1.16	11.27	13.91

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31 (in millions of U.S. dollars, except per share amounts)

	2002	2001	2000

Cash provided by (used in)
Operating activities
Income (loss) from continuing operations	$92.5	$(28.2)	$52.4
Items not affecting cash
Amortization property and equipment	50.0	45.5	35.1
Amortization of goodwill and intangible assets	2.4	8.3	7.9
Income from investments and other	(17.7)	(18.7)	(24.3)
Gains on sale of real estate	(11.9)	(9.9)	(6.1)
Future income taxes	23.8	(121.3)	(67.9)
Non-controlling interest	1.2	1.1	4.2
Gain on sale of Legacy Hotels Real Estate Investment Trust units	—	(31.1)	—
Write-off of property and equipment and other assets	—	40.7	—
Distributions from investments	15.1	11.6	18.1
Other	(22.3)	(56.5)	(36.5)
Changes in non-cash working capital items (note 19)	(10.5)	(23.7)	27.2
Discontinued operations	—	2,011.4	2,187.7

	122.6	1,829.2	2,197.8

Investing activities
Additions to property and equipment	(84.3)	(121.8)	(86.8)
Additions to land held for sale	(15.8)	(7.5)	(3.1)
Acquisitions (note 4)	(136.0)	(234.6)	(93.8)
Investment in hotel partnerships and corporations (note 5)	(8.9)	(26.6)	(9.2)
Investment in Legacy Hotels Real Estate Investment Trust (note 6)	(37.8)	(2.8)	(17.1)
Sale of investments and properties	34.6	149.2	14.9
Sale of units in Legacy Hotels Real Estate Investment Trust	—	53.5	—
Loan advance	—	(27.2)	—
Other	(1.0)	1.2	—
Discontinued operations	—	(1,407.2)	(2,252.5)

	(249.2)	(1,623.8)	(2,447.6)

Financing activities
Issuance of long-term debt	238.4	165.0	246.4
Repayment of long-term debt	(43.9)	(632.1)	(19.0)
Issuance of common shares (note 12)	4.7	53.5	11.9
Repurchase of common shares (note 12)	(73.2)	(9.9)	(288.7)
Dividends	(3.2)	(122.8)	(126.2)
Redemption of preferred shares (note 12)	—	(144.8)	—
Issuance of commercial paper	—	61.5	417.3
Repayment of commercial paper	—	(643.9)	(303.2)
Other	—	43.0	—
Discontinued operations	—	668.6	385.5

	122.8	(561.9)	324.0

Effect of exchange rate changes on cash	0.1	(8.1)	—

Increase (decrease) in cash	(3.7)	(364.6)	74.2
Cash — Beginning of year	52.7	417.3	343.1

Cash — End of year	$49.0	$52.7	$417.3

Represented by
Cash and cash equivalents	$49.0	$52.7	$595.9
Bank overdraft	—	—	(178.6)

	$49.0	$52.7	$417.3

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

1.	BASIS OF PRESENTATION

Fairmont Hotels and Resorts Inc. (“FHR” or the “Company”) has operated and owned hotels and resorts for 115 years. Until September 2001, the Company operated under the name of Canadian Pacific Limited (“CPL”). Effective October 1, 2001, pursuant to the plan of arrangement approved by the shareholders and by the court, CPL completed a major reorganization (the “Arrangement”), which divided CPL into five new public companies — Canadian Pacific Railway Limited, CP Ships Limited, PanCanadian Energy Corporation and Fording Inc., while retaining its investment in Canadian Pacific Hotels & Resorts Inc. which has since been renamed FHR Holdings Inc. (“FHRHI”) (see note 24).

     FHR currently manages properties principally under the Fairmont and Delta brands. At December 31, 2002, FHR managed 80 luxury and first-class hotels and resorts. FHR owns 83.5% of Fairmont Hotels Inc. (“Fairmont”), which at December 31, 2002, managed 41 luxury properties in major city centers and key resort destinations throughout Canada, the United States, Mexico, Bermuda, Barbados and the United Arab Emirates. Delta Hotels Limited (“Delta”), a wholly owned subsidiary of FHR, managed or franchised 38 Canadian hotels and resorts at December 31, 2002.

     In addition to hotel and resort management, at December 31, 2002, FHR had hotel ownership interests ranging from approximately 20% to 100% in 23 properties, located in Canada, the United States, Mexico, Bermuda and Barbados. FHR also has an approximate 35% equity interest in Legacy Hotels Real Estate Investment Trust (“Legacy”), which owns 22 hotels and resorts across Canada and one in the United States. FHR also owns real estate properties that are suitable for either commercial or residential development.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The significant differences between Canadian and United States generally accepted accounting principles (“U.S. GAAP”), insofar as they apply to FHR, are described in note 26.

Principles of consolidation

The Company’s consolidated financial statements for the year ended December 31, 2002 include the consolidated accounts of FHR and its wholly owned subsidiaries, FHRHI, FHR Real Estate Corporation (“FHRREC”), Delta, FHR Properties Inc. and Fairmont, in which the Company owns 83.5%.

Foreign currency translation

Foreign currency assets and liabilities of FHR’s operations are translated at the rate of exchange in effect at the balance sheet dates for monetary items and at the historical exchange rates for non-monetary items. Foreign currency revenues and expenses are translated at the exchange rate in effect on the dates of the related transactions. Gains and losses resulting from the translation of assets and liabilities denominated in foreign currencies are included in income.

     The accounts of FHR and its self-sustaining subsidiaries, where the functional currency is other than the U.S. dollar, are translated using the period-end exchange rate for assets and liabilities and the average exchange rates in effect for the period for revenues and expenses. Exchange gains or losses arising from translation are deferred and included under shareholders’ equity as foreign currency translation adjustments.

Cash and cash equivalents

Cash equivalents consist of short-term investments that are highly liquid and have initial terms to maturity of three months or less.

Inventory

Inventory is valued at the lower of cost and replacement cost.

Long-term investments

FHR accounts for its investment in Legacy and its investments in partnerships and corporations, which are not controlled but over which the Company has significant influence using the equity method. Investments in partnerships or corporations over which it does not control or have significant influence are accounted for using the cost method.

Investments in land held for sale

Investments in land held for sale are valued at the lower of cost and net realizable value. Expenditures directly related to the land held for sale, such as real estate taxes and capital improvements, are capitalized.

Property and equipment

Property and equipment are recorded at cost. The Company’s policy is to capitalize major renewals and replacements and interest incurred during the construction period on new facilities and during the renovation period of major renovations to existing facilities costing over $1.0. Interest is capitalized, based on the borrowing rate of debt related to the project or if no specific financing is obtained, the Company’s average cost of borrowing. Maintenance, repairs and minor renewals and replacements are charged against income when incurred.

     Computer system development costs for internal use software are capitalized to the extent the project is expected to be of continuing benefit to the Company.

     The cost of the initial complement of circulating operating equipment, such as linens, china, glassware and silverware, is capitalized and then amortized over a period of 36 months. Replacements are expensed when placed in service.

     Amortization is provided at rates designed to amortize the assets over their estimated economic lives, except for buildings on leased land, which are amortized over the lesser of the term of the lease, including options, and the economic life of the building.

     The unamortized portions of property and equipment are reviewed regularly and compared with their net recoverable amounts. Based on management’s projected undiscounted future cash flows from the related operations, any impairment in value is recorded as a charge to income. The annual rates of amortization are as follows:

Buildings	40 years straight-line
Building equipment	17–25 years straight-line
Furniture and equipment	5–17 years straight-line
Computer system software	2–7 years straight-line
Vehicles	3–5 years straight-line
Leasehold improvements	over the term of the leases

Goodwill and intangible assets

Goodwill represents the excess of purchase price over the fair value of identifiable assets acquired in a purchase business combination. Intangible assets with indefinite useful lives represent costs that have been allocated to brand names and trademarks. Intangible assets with definite useful lives are costs that have been allocated to management contracts acquired in the acquisitions of Delta and Fairmont, as well as amounts paid to acquire individual management contracts.

Goodwill and intangibles with indefinite useful lives

Effective January 1, 2002, the Company no longer amortizes goodwill and intangible assets with indefinite useful lives, but they are subject to impairment tests on at least an annual basis (see changes in accounting policies). The Company performs such impairment tests on at least an annual basis and additionally, whenever events and changes in circumstances suggest that the carrying amount may not be recoverable. Impairment of goodwill is tested at the reporting unit level by comparing the reporting unit’s carrying amount, including goodwill, to the fair value of the reporting unit. The fair values of the reporting units are estimated using a combination of the income or discounted cash flows approach and the market approach, which utilizes comparable companies’ data. If the carrying amount of the reporting unit exceeds its fair value, then a second step is performed to measure the amount of impairment loss, if any. Any impairment loss would be expensed in the consolidated statements of income. The impairment test for intangibles with indefinite useful lives consists of a comparison of the fair value of the intangible asset with its carrying amount. When the carrying amount of the intangible asset exceeds its fair value, an impairment loss would be recognized for the difference.

Intangibles with definite useful lives

Management contracts acquired in a business combination are recorded at values that represent the estimated present value of net cash flows that, on acquisition, were expected to be received over the estimated lives of the contracts. They are amortized on a straight-line basis, reflecting the weighted average of the fixed, non-cancellable terms and certain renewal periods of the underlying contracts. Management contracts acquired in other than business combinations are recorded at cost and are amortized on a straight-line basis over the term of the contracts, including renewal terms where applicable.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Other assets and deferred charges

FHR reviews the carrying values of other assets when events or circumstances indicate that the carrying amount of an asset may not be recoverable. Other assets are written down to the net recoverable amount when declines in value are considered to be other than temporary, based upon expected cash flows of the respective asset.

Income taxes

The Company accounts for income taxes under the liability method. Under this method, future income tax assets and liabilities are recognized based on differences between the bases of assets and liabilities used for financial statement and income tax purposes, using substantively enacted tax rates. The effect of changes in income tax rates on future income tax assets and liabilities is recognized in the period that the change occurs. Valuation allowances are recorded when it is more likely than not that a future income tax asset will not be realized.

Financial instruments

Derivative financial instruments are utilized by FHR from time to time to manage its exposure to market risks relating to foreign currency exchange rates and interest rates. Any gain or loss as a result of the hedging is deferred and amortized as an adjustment to interest expense over the life of the hedged financing instrument. If at any point in time a hedging transaction no longer meets the criteria of a hedge, any gain or loss is recognized in current earnings.

Stock-based compensation

The Company has not recognized compensation expense for stock options granted to officers and employees in the consolidated statements of income, but has made pro forma disclosures of net earnings and earnings per share as if the fair value based accounting method had been used to account for stock-based compensation for any options granted after January 1, 2002. Any cash paid by the employee on the exercise of stock options is credited to common shares. Compensation expense is recognized for share appreciation rights (“SARs”) on the excess of the market value of a common share over the related option price.

Revenue recognition

Revenues include hotel operations in respect of owned properties, management and incentive fees, real estate sales and certain other revenues from properties managed by FHR. Hotel ownership operations revenues are generated primarily from room occupancy and food and beverage services. Management fees comprise a base fee, which is a percentage of the revenues of hotels, and incentive fees, which are generally based on hotel profitability. Real estate sales represent the sale of undeveloped lands that the Company is holding for sale. Other revenues from managed properties include direct and indirect costs that are reimbursed to the Company by the hotel owners for the properties that are managed. These expenditures relate primarily to marketing and reservation services performed by FHR under the terms of its hotel management and franchise agreements.

     Revenues from hotel operations are recognized when services are provided and ultimate collection is reasonably assured. Management fees, both base and incentive and other revenues from managed properties are recognized when performance hurdles have been met, in accordance with the terms specified in the related management agreements. Real estate revenues are realized once title has transferred and collection of proceeds is ultimately assured.

Use of estimates

The preparation of financial statements under Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and revenues and expenses for the periods reported. Actual results could differ from those estimates.

Reporting currency

The U.S. dollar was adopted as the Company’s reporting currency effective July 1, 2001. Comparative financial information has been restated in U.S. dollars using the translation of convenience method. Under this method, all amounts recorded prior to July 1, 2001 have been converted from Canadian to U.S. dollars at the exchange rate in effect as at June 30, 2001 of $0.6589.

Comparative figures

Certain of prior years’ figures have been reclassified to conform with the presentation adopted in 2002.

Changes in accounting policies

a) Foreign currency translation

Effective January 1, 2002, FHR adopted the new recommendations of The Canadian Institute of Chartered Accountants (“CICA”) with respect to accounting for foreign currency gains and losses. This standard requires that unrealized exchange gains and losses related to monetary foreign currency assets and liabilities be recognized in income immediately. The requirements of this statement were applied retroactively with restatement of prior periods and did not have an impact on continuing operations. This change resulted in decreased income from discontinued operations of $34.8 for the year ended December 31, 2001 and $36.0 for the year ended December 31, 2000. The cumulative effect on the opening retained earnings in 2000 was $91.2.

b) Goodwill and intangible assets

On January 1, 2002, FHR adopted the new recommendations of the CICA with respect to goodwill and other intangible assets. Under the new recommendations, goodwill and intangible assets with indefinite lives, including amounts relating to investments accounted for under the equity method, are no longer amortized, but are subject to impairment tests on at least an annual basis.

     FHR has completed its impairment testing on the balance of goodwill and intangible assets with indefinite lives as at January 1, 2002 and, as a result of this testing, has concluded that there was no impairment in these assets.

     A reconciliation of reported net income, earnings per share and diluted earnings per share to the amounts adjusted for the exclusion of goodwill and brand name amortization is as follows:

	2002	2001	2000

Reported net income	$92.5	$895.7	$1,118.3
Goodwill amortization, net of tax	—	2.5	1.9
Brand name amortization, net of tax	—	1.1	1.1

Adjusted net income	92.5	899.3	1,121.3

Basic earnings per share
Reported net income	1.18	11.28	13.96
Goodwill amortization	—	0.03	0.02
Brand name amortization	—	0.01	0.01

Adjusted net income	1.18	11.32	13.99

Diluted earnings per share
Reported net income	1.16	11.27	13.91
Goodwill amortization	—	0.03	0.02
Brand name amortization	—	0.01	0.01

Adjusted net income	$1.16	$11.31	$13.94

c) Other revenues and expenses from managed and franchised properties

In 2002, revenues and expenses from managed and franchised properties were included in the consolidated statements of income in response to a recent CICA Emerging Issues Committee abstract. The 2001 and 2000 revenues and expenses have been reclassified to conform with the presentation adopted for 2002. They were previously recorded on a net basis.

d) Amortization of buildings

During 2001, FHR changed its accounting policy to amortize buildings on a straight-line basis. Previously, buildings were amortized using the sinking-fund method. This new accounting policy has been applied retroactively to the 2000 figures, and it includes applying the policy to its equity investment in Legacy.

     As a result of this change in accounting policy, amortization expense for the year ended December 31, 2001 increased by $13.3 (2000 – $10.3). In addition, income from investments and other for the year ended December 31, 2001 decreased by $2.8 (2000 – $1.5). These changes resulted in a decrease of future income tax expense of $5.7 (2000 – $4.1).

     As at December 31, 2001, the impact on capital assets and investment in Legacy was a reduction of $72.0 (2000 – $58.7) and $16.7 (2000 – $13.9), respectively, and a reduction of future income taxes by $30.4 (2000 – $24.7).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

e) Pre-opening expenses

During 2001, FHR changed its accounting policy with respect to pre-opening expenses. Previously, these expenditures were being deferred for an 18-month period after the facility commenced operations and now they are being expensed as incurred. This new accounting policy has been applied retroactively to the 2000 figures. As a result of this change in accounting policy, amortization expense has increased $nil for the year ended December 31, 2001 (2000 – $1.5), interest expense has increased $nil for the year ended December 31, 2001 (2000 – $2.2) and future income tax expense has decreased $nil for the year ended December 31, 2001 (2000 – $1.5).

f) Earnings per share

Effective January 1, 2001, FHR retroactively adopted the new recommendations of the CICA with respect to earnings per share. Under the new recommendations, presentation of both basic and diluted earnings per share is required regardless of the differences between the two amounts. In addition, the dilutive effect of outstanding stock options is reflected in diluted earnings per share by application of the treasury stock method. The treasury stock method assumes proceeds received from the exercise of stock options are used to purchase common shares at the average market price during the period. The resulting incremental shares are included in the denominator of the diluted earnings per share calculation. Previously, fully diluted earnings per share were not disclosed if the difference between basic and fully diluted earnings was not significant.

g) Employee future benefits

Effective January 1, 2001, FHR adopted prospectively the new recommendations of the CICA for accounting for employee future benefits. The effect on earnings from adopting these changes was immaterial. Under these recommendations, the costs of pensions and other post-retirement benefits (primarily health care and life insurance) are actuarially determined using the projected benefit method.

3.	SEGMENTED INFORMATION

The continuing operations of FHR have five reportable operating segments in two core business activities, ownership and management operations. The segments are hotel ownership, investment in Legacy, real estate activities, Fairmont and Delta. Hotel ownership consists of real estate interests ranging from approximately 20% to 100% in 23 properties. The investment in Legacy consists of an approximate 35% equity interest in Legacy, which owns 22 hotels and resorts across Canada and one in the United States. Real estate activities consist primarily of two large undeveloped land blocks in Toronto and Vancouver. Fairmont is a luxury hotel management company and Delta is a Canadian first-class hotel management company. The performance of all segments is evaluated primarily on earnings before interest, taxes and amortization (“EBITDA”), which is defined as income before interest, taxes, amortization, other income and expenses and reorganization and corporate expenses. It includes income from investments and other. Amortization, other income and expenses, reorganization and corporate expenses, interest, income taxes and goodwill amortization are not allocated to the individual segments. All transactions among operating segments are conducted at fair market value.

     The following tables present revenues, EBITDA, total assets and capital expenditures for FHR’s reportable segments:

	2002

	Ownership			Management
						Inter-segment
	Hotel		Real estate			elimination
	ownership	Legacy	activities	Fairmont	Delta	and other(a)	Total

Operating revenues	$516.6	$—	$37.9	$41.3	$11.4	$(16.6)	$590.6
Other revenues from managed and franchised properties	—	—	—	19.8	7.9	—	27.7

							618.3
Income from investments and other	11.3	6.4	—	—	—	—	17.7
EBITDA	143.4	6.4	11.5	28.9	8.1	—	198.3
Total assets	1,879.9	96.4	95.0	285.8	66.0	(200.1)	2,223.0
Capital expenditures	80.1	—	15.8	4.2	—	—	100.1

	2001

	Ownership			Management		Inter-
						segment
	Hotel		Real estate			elimination
	ownership	Legacy	activities	Fairmont	Delta	and other(a)	Total

Revenues	$489.6	$—	$13.4	$39.9	$10.4	$(16.0)	$537.3
Other revenues from managed and franchised properties	—	—	—	20.9	8.5	—	29.4

							566.7
Income from investments and other	11.3	7.4	—	—	—	—	18.7
EBITDA	126.1	7.4	(2.1)	24.1	7.6	—	163.1
Total assets	1,458.9	56.4	92.1	239.3	71.0	3.7	1,921.4
Capital expenditures	115.2	—	7.5	5.9	0.7	—	129.3

	2000

	Ownership			Management		Inter-
						segment
	Hotel		Real estate			elimination
	ownership	Legacy	activities	Fairmont	Delta	and other(a)	Total

Revenues	$464.7	$—	$10.2	$43.3	$11.9	$(13.4)	$516.7
Other revenues from managed and franchised properties	—	—	—	17.3	7.9	—	25.2

							541.9
Income from investments and other	12.9	11.4	—	—	—	—	24.3
EBITDA	143.5	11.4	(0.3)	31.9	8.6	—	195.1
Total assets(b)	1,243.3	89.9	108.1	203.9	82.1	300.5	2,027.8
Capital expenditures	74.9	—	3.1	11.8	0.1	—	89.9

a)	Intersegment eliminations represent management fees that are charged by Fairmont and Delta to the hotel ownership operations, which are eliminated on consolidation. Total assets represent the elimination of intersegment loans net of corporate assets.

b)	Total assets above exclude the assets of discontinued operations.

Geographical information

	Revenues			Property, equipment and goodwill – net

	2002	2001	2000	2002	2001	2000

Canada	$289.8	$274.3	$300.6	$488.9	$452.2	$759.7
United States	163.4	142.5	96.3	667.0	531.6	285.4
Bermuda	91.8	73.4	88.9	251.3	231.5	205.3
Mexico	58.5	60.6	56.1	111.1	107.7	97.7
Other	14.8	15.9	—	45.8	44.9	—

	$618.3	$566.7	$541.9	$1,564.1	$1,367.9	$1,348.1

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revenues and assets are allocated to countries based upon the hotels’ geographic locations. There were no other individual international countries comprising greater than 10% of the revenues or property, equipment and goodwill of the Company as at December 31, 2002, 2001 or 2000.

4.	ACQUISITIONS

The cash consideration net of cash acquired on business acquisitions comprise the following:

	2002	2001	2000

The Fairmont Orchid, Hawaii	$136.0	$—	$—
The Fairmont Kea Lani Maui	—	214.3	—
The Fairmont Royal Pavilion and The Fairmont Glitter Bay	—	20.3	—
The Fairmont Chateau Whistler	—	—	93.8

	$136.0	$234.6	$93.8

Fairmont Hotels Inc.

On September 23, 2002, FHR increased its investment in Fairmont to 83.5%, through a share exchange with a subsidiary of Kingdom Hotels (USA), Ltd. (“Kingdom”), an affiliate of a trust created by Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud. Kingdom exchanged its 16.5% interest in Fairmont for shares of FHR. FHR issued 2,875,000 common shares at $24.00 per share to Kingdom, equivalent to approximately 3.7% of FHR’s issued and outstanding common shares. The acquisition was accounted for using the step purchase method. The results of Fairmont will continue to be included in the consolidated statements of income, and the portion related to non-controlling interest has been reduced to 16.5% from September 23, 2002. The goodwill acquired relates to the Fairmont management operations segment.

The Fairmont Orchid, Hawaii

On December 17, 2002, the Company acquired the assets of The Orchid at Mauna Lani in Hawaii. These assets were acquired for a purchase price of $140.0, plus acquisition costs of approximately $1.5 less the assumption of a $5.5 working capital deficit. The acquisition was accounted for using the purchase method, and the results of the hotel have been included in the consolidated statements of income from the date of acquisition. The final purchase price equation will be determined in 2003 once all acquisition costs are known.

     The purchase prices of the 2002 acquisitions have been allocated to the tangible assets acquired and liabilities assumed on the basis of their respective estimated fair values on the acquisition date. The purchase price allocation is as follows:

	The
	Fairmont
	Orchid,	Fairmont
	Hawaii	Hotels Inc.	Total

Land	$25.3	$—	$25.3
Building	104.9	—	104.9
Furniture, fixtures and equipment	11.3	—	11.3
Goodwill	—	16.7	16.7
Management contracts	—	4.1	4.1
Brand name	—	38.9	38.9
Non-controlling interest	—	26.2	26.2
Future income taxes	—	(16.7)	(16.7)
Working capital assumed	(5.5)	—	(5.5)

	$136.0	$69.2	$205.2

None of the total goodwill acquired is expected to be deductible for income tax purposes. The management contracts will be amortized over a period of 40 years and the brand name will not be amortized since it has an indefinite useful life.

The Fairmont Kea Lani Maui

In February 2001, the Company acquired the Kea Lani Resort in Maui for $214.3 in cash. The purchase price included related acquisition costs paid in cash of approximately $1.5. The acquisition was accounted for using the purchase method, and the results of the hotel have been included in the consolidated statements of income from the date of acquisition.

The Fairmont Royal Pavilion and The Fairmont Glitter Bay

In January 2001, the Company acquired the remaining 51% interest in The Fairmont Royal Pavilion and The Fairmont Glitter Bay in Barbados for $20.3 in cash. The total cost of the two hotels, including the 49% interest already owned, was $33.8. The acquisition was accounted for using the step purchase method and the results of the two hotels have been included in the consolidated statements of income from the date of acquisition.

     The purchase prices of the 2001 acquisitions have been allocated to the tangible assets acquired and liabilities assumed on the basis of their respective estimated fair values on the acquisition date. The purchase price allocation is as follows:

		The
		Fairmont
		Royal
	The	Pavilion
	Fairmont	and The
	Kea Lani	Fairmont
	Maui	Glitter Bay	Total

Land	$49.7	$18.0	$67.7
Building	192.4	24.4	216.8
Furniture, fixtures and equipment	7.6	1.0	8.6
Working capital, net of cash	(5.2)	(1.1)	(6.3)
Note payable	(30.2)	—	(30.2)
Long-term debt assumed	—	(8.5)	(8.5)

	$214.3	$33.8	$248.1

The Fairmont Chateau Whistler

In November 2000, the Company acquired Yamanouchi Real Estate Canada Ltd.’s 80% interest of the partnership that owns The Fairmont Chateau Whistler for $93.8 cash. The acquisition was accounted for using the step purchase method and the results of the hotel were included in the consolidated statements of income from the date of the acquisition. The total cost of the hotel, including the 20% partnership interest already owned and acquisition expenses of $2.0, was $111.5 and has been allocated as follows:

Land	$11.6
Building	81.2
Furniture, fixtures and equipment	8.7
Leasehold interest	8.2
Working capital, net of cash	1.8
Goodwill	18.0
Future income taxes	(18.0)

$111.5

5.	INVESTMENTS IN PARTNERSHIPS AND CORPORATIONS

	2002	2001

Accounted for using the equity method	$52.8	$51.2
Accounted for using the cost method	16.1	7.6

	$68.9	$58.8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In September 2002, FHR invested $8.0 for a 19.9% interest in The Fairmont Sonoma Mission Inn & Spa. FHR has committed to advance a loan of $10.0 on normal commercial terms to this hotel.

     In July 2001, the Company acquired a 50% interest in a limited liability corporation, which owns The Fairmont Copley Plaza Boston for $20.7. This investment is accounted for using the equity method (note 25).

6.	INVESTMENT IN LEGACY

In 2002, the Company acquired 744,823 Legacy units through private placements for $2.5 and 938,843 Legacy units under its distribution reinvestment plan for $3.4. In November 2002, the Company participated in a Legacy unit offering and acquired 6.5 million units for $31.9.

     In February 2001, the Company sold The Fairmont Empress and Fairmont Le Château Frontenac to Legacy for $201.0. The purchase consideration included 14.7 million exchangeable shares of a subsidiary corporation of Legacy at a price of $5.67 per share and the balance of the selling price was satisfied in cash. Under an agreement with Legacy, the Company was subsequently required to make a one-time cash payment of $4.2, as certain performance measures were not met. The Company realized a net after-tax gain of $87.7 from this transaction. This gain has been deferred as it represents an intercompany gain on a sale to an equity investee.

     The exchangeable shares are entitled to a per share dividend equal to the ordinary distribution by Legacy to its unitholders, less taxes payable. Each exchangeable share is retractable at the fair market value of a Legacy unit after a minimum holding period of five years. The exchangeable shares are tied to voting certificates issued by Legacy that are entitled to one vote per voting certificate at meetings of Legacy unitholders.

     In 2001, the Company acquired 284,635 Legacy units through a private placement for $1.3 and 350,663 Legacy units under its distribution reinvestment plan for $1.5. The Company also participated in a secondary offering and sold 9,900,000 Legacy units at $5.67 per unit in 2001. The sale triggered recognition of a net gain of $31.1.

     As at December 31, 2002, the Company owned 21,939,143 (2001 – 13,808,862) units and all 14.7 million exchangeable shares of a subsidiary corporation of Legacy, representing a 35.6% ownership interest (2001 – 34.4%). Based on the December 31, 2002 closing unit price of Legacy, the market value of this investment was approximately $159.1. The Company does not guarantee any of Legacy’s debt.

7.	PROPERTY AND EQUIPMENT

	2002

		Accumulated
	Cost	amortization	Net

Land and land improvements	$205.8	$(0.4)	$205.4
Buildings and leasehold improvements	691.4	(57.4)	634.0
Buildings on leased land	496.2	(75.9)	420.3
Furniture, fixtures and equipment	282.5	(112.7)	169.8
Construction-in-progress	11.6	—	11.6

	$1,687.5	$(246.4)	$1,441.1

	2001

		Accumulated
	Cost	amortization	Net

Land and land improvements	$180.2	$(0.4)	$179.8
Buildings and leasehold improvements	544.0	(33.7)	510.3
Buildings on leased land	474.1	(67.4)	406.7
Furniture, fixtures and equipment	220.2	(91.3)	128.9
Construction-in-progress	36.2	—	36.2

	$1,454.7	$(192.8)	$1,261.9

The amortization expense related to property and equipment used in continuing operations was $50.0 (2001 – $45.5; 2000 – $35.1).

8.	GOODWILL AND INTANGIBLE ASSETS

The following table summarizes changes in the carrying amount of goodwill by operating segment for the year ended December 31, 2002:

	Hotel		Real estate
	ownership	Legacy	activities	Fairmont	Delta	Total

Balance as at January 1, 2002	$79.1	$—	$—	$7.2	$19.7	$106.0
Goodwill from business acquisitions	—	—	—	16.7	—	16.7
Currency translation	0.2	—	—	—	0.1	0.3

Balance as at December 31, 2002	$79.3	$—	$—	$23.9	$19.8	$123.0

	2002	2001

Intangible assets subject to amortization
Cost	$71.8	$54.5
Accumulated amortization	(9.9)	(7.6)

Net	61.9	46.9
Intangible assets not subject to amortization
Brand name	139.8	102.9

	$201.7	$149.8

Intangible assets subject to amortization are amortized over their estimated useful lives, which range from 35 to 50 years. The amortization expense related to intangible assets subject to amortization was $2.4 (2001 – $5.3; 2000 – $6.0).

9.	OTHER ASSETS AND DEFERRED CHARGES

			2002	2001

		Accumulated
	Cost	amortization	Net	Net

Long-term advances	$57.1	$—	$57.1	$56.4
Pension asset	14.2	—	14.2	2.6
Deferred charges	6.3	(2.3)	4.0	9.0
Other	8.4	—	8.4	7.1

	$86.0	$(2.3)	$83.7	$75.1

A portion of the long-term advances are non-interest bearing, while the remainder bear interest at rates between three-month LIBOR plus 0.25% and one-month LIBOR plus 5%. They mature between January 2008 and November 1, 2009. A portion of the long-term advances will be forgiven if the Company receives two hotel management contracts from the loan holder prior to January 2008.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.	LONG-TERM DEBT

	2002	2001

Revolving credit facility, due September 10, 2004(1)	$358.5	$122.6
Revolving credit facility, due July 10, 2004(1)	43.1	60.8
8.84%, notes due, August 1, 2016(2)	54.9	57.2
7.47% mortgage, due May 21, 2008(3)	6.7	8.3
Fairmont put option(4)	69.0	69.0
Other	3.3	21.8

	535.5	339.7
Less: Current portion of long-term debt	(72.3)	(94.5)

	$463.2	$245.2

(1)	The interest rate is floating and is calculated based on bankers’ acceptance, LIBOR or prime rates, plus a spread. The weighted average interest rate at December 31, 2002 was 3.7%. These facilities are unsecured.

(2)	The 8.84% notes are secured by substantially all property and equipment and assignment of rents of The Fairmont Scottsdale Princess.

(3)	The 7.47% mortgage is secured by substantially all capital assets and a floating charge over other assets of The Fairmont Royal Pavilion and The Fairmont Glitter Bay.

(4)	A minority shareholder holds shares in Fairmont that may be put to FHR for $69.0 at any time prior to October 1, 2004. In the event the put is not exercised, this amount will no longer be considered debt.

As at December 31, 2002, the long-term debt balance included $286.6 of foreign currency debt. The foreign currency debt is denominated in Canadian dollars. The credit facilities contain financial covenants with respect to debt levels and interest coverage.

     The principal repayments pursuant to the loan agreements are as follows:

2003	$72.3
2004	408.4
2005	3.7
2006	3.9
2007	4.1
Thereafter	43.1

$535.5

11.	INCOME TAXES

The provision for (recovery of) income taxes is as follows:

	2002	2001	2000

Current income tax expense
Canada	$7.2	$14.1	$39.7
Foreign	4.8	7.0	2.8

	12.0	21.1	42.5

Future income tax expense (recovery)
Canada	20.3	(117.5)	(74.5)
Foreign	3.5	(3.2)	7.1
	23.8	(120.7)	(67.4)

	$35.8	$(99.6)	$(24.9)

The income tax expense and the provision (recovery) obtained by applying the statutory tax rate is as follows:

	2002	2001	2000

Provision (recovery) at Canadian statutory rates	$53.0	$(49.6)	$10.6
Foreign tax rate differentials	(4.6)	(6.3)	(4.2)
Losses (gains) not tax affected	—	—	(15.6)
Large corporations tax	1.6	1.2	1.7
Reduction in tax rates	—	—	(7.7)
Non-taxable income	(12.2)	(15.4)	(3.1)
Other, including tax reassessments and provisions	(2.0)	(29.5)	(6.6)

Income tax expense (recovery)	$35.8	$(99.6)	$(24.9)

Temporary differences comprising the future income tax liability in the consolidated balance sheets are as follows:

	2002	2001

Future income tax liabilities
Depreciable property, plant and equipment	$109.0	$127.2
Other	62.9	73.9
Future income tax assets
Income tax losses	(75.5)	(137.0)

Future income tax liability	$96.4	$64.1

As at December 31, 2002, the Company had approximately $222.0 of non-capital losses available to reduce future taxable income through to 2008. In addition, the Company has capital losses available to reduce future capital gains indefinitely in the amount of $186.5, the benefit of which has not been recorded.

12.	SHAREHOLDERS’ EQUITY

The Company’s articles of incorporation authorize the issuance of an unlimited number of common shares and an unlimited number of first preferred shares and second preferred shares.

Common shares

	2002		2001		2000

	Number		Number		Number
	of shares		of shares		of shares
	(millions)	Amount	(millions)	Amount	(millions)	Amount

Balance – January 1	78.6	$1,162.4	78.5	$1,116.8	81.6	$1,150.6
Issued under dividend reinvestment and share purchase and stock option plans	0.3	4.7	0.7	53.5	0.2	11.9
Issued to Kingdom for 16.5% interest in Fairmont (note 4)	2.9	69.0	—	—	—	—
Share repurchase plans	(3.0)	(44.6)	(0.6)	(7.9)	(3.3)	(45.7)

Balance – December 31	78.8	$1,191.5	78.6	$1,162.4	78.5	$1,116.8

On October 1, 2001, the issued and outstanding common shares of FHR were consolidated on a 1:4 basis. All share numbers, including earnings per share figures, reflect the effect of the share consolidation applied retroactively.

     Under a normal course issuer bid, the Company may repurchase for cancellation up to approximately 7.8 million or 10% of its outstanding common shares. The amounts and timing of repurchases are at the Company’s discretion and, under the current program, can be made until October 2, 2003 at prevailing market prices on the Toronto and New York stock exchanges. The share repurchases have been accounted for as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	2002	2001	2000

Common shares	$44.6	$7.9	$45.7
Contributed surplus	0.5	2.0	243.0
Foreign currency translation adjustments	(2.3)	—	—
Retained earnings	30.4	—	—

	$73.2	$9.9	$288.7

The Company had a dividend reinvestment and share purchase plan until October 1, 2001, which permitted participants to acquire additional common shares of the Company by reinvesting cash dividends paid on common shares held by them and/or by investing optional cash payments.

Preferred shares

On March 31, 1999, the Company completed the issue of 8.8 million 5.65%, cumulative, redeemable, first preferred shares, Series A, for $145. The holders of the preferred shares were entitled to a fixed annual dividend of $0.9307 per share payable quarterly. An aggregate redemption premium of $5.5 was paid on redemption in October 2001, and was charged to contributed surplus.

Foreign currency translation adjustments

	2002	2001	2000

Balance – January 1	$20.2	$91.3	$38.4
Effect of exchange rate changes	7.2	16.1	52.9
Discontinued operations	—	(87.2)	—

Balance – December 31	$27.4	$20.2	$91.3

13.	STOCK-BASED COMPENSATION

In October 2001, FHR adopted a Key Employee Stock Option Plan (“KESOP”). Under this plan, key officers, employees and consultants of the Company may be granted options to purchase common shares of FHR at a price per share not less than the market value of a common share at the grant date. All options issued to date vest over a four-year period, with 20% vesting in each of the first three years and the remaining 40% vesting after four years. Options expire ten years after the grant date.

     Simultaneously with the grant of an option, the Company may also grant share appreciation rights (“SARs”) at a rate of one SAR for every two options issued. A SAR entitles the holder to receive payment of an amount equal to the excess of the market value of a common share at the exercise date of the SAR over the related option price. SARs may be exercised no earlier than three years and no later than ten years after the grant date.

     The exercise of a SAR will result in a reduction in the number of shares covered by an option on a one-for-one basis. The exercise of an option results in a reduction in the number of SARs on the basis of one SAR for each option exercised in excess of 50% of the number of options issued with attached SARs.

     In the event of a change in control of the Company, all outstanding options are immediately exercisable.

     Options and SARs that were issued by FHR under the previous key employee stock option plan were replaced with options and accompanying SARs of the KESOP, pursuant to the Arrangement. These options and SARs vested as of October 1, 2001 since the Arrangement triggered a change of control under the terms of the previous key employee stock option plan. The exercise price of the replacement options and SARs was allocated based upon a formula using the average trading price of FHR, Canadian Pacific Railway Limited, CP Ships Limited, PanCanadian Energy Corporation and Fording Inc. for their first ten days of trading.

     By agreement between FHR and the companies distributed pursuant to the Arrangement, the difference between the strike price and the exercise price of SARs of the discontinued operations held by FHR employees are recognized as an expense by FHR, while the difference between the strike price and the exercise price of FHR SARs held by employees of the discontinued operations are recovered from those companies.

     In October 2001, the Company also adopted the Directors’ Stock Option Plan (“DSOP”). Under this plan, non-employee directors of the Company are granted options to purchase common shares of FHR at a price not less than the market value of the share at the grant date. Each non-employee director received an initial grant of 8,000 options and receives an additional 4,000 options on an annual basis. Options are immediately exercisable and expire ten years after the grant date.

As at December 31, 2002, 2.3 million options were available for future grants under the KESOP out of the 6.0 million options currently authorized, and 536,000 options were available for future grants under the DSOP out of the 600,000 options currently authorized.

     Details of the stock options outstanding were as follows:

		Weighted-
	Number	average
	of options	exercise price
	(thousands)	Cdn $

Outstanding at December 31, 1999	1,435	$14.87
Granted	215	15.63
Exercised	(119)	11.42
Canceled	(106)	13.75

Outstanding at December 31, 2000	1,425	15.36
Granted	3,230	26.77
Exercised	(650)	15.66
Canceled	(284)	15.65

Outstanding at December 31, 2001	3,721	25.19
Granted	264	38.63
Exercised	(295)	24.22
Canceled	(103)	24.78

Outstanding at December 31, 2002	3,587	$26.26

Exercisable at
December 31, 2000	892	14.90

December 31, 2001	555	16.10

December 31, 2002	907	22.24

Details as at December 31, 2002, of the stock options outstanding were as follows:

		Weighted-
		average	Weighted-		Weighted-
Range of	Number	remaining	average	Number	average
exercise prices	outstanding	contractual	exercise price	exercisable	exercise price
Cdn $	(thousands)	life (years)	Cdn $	(thousands)	Cdn $

$9.85 to $11.96	77	1.7	$11.13	77	$11.13
$14.84 to $20.09	341	6.1	15.83	341	15.83
$26.25 to $49.30	3,169	8.9	27.75	489	28.45

	3,587	8.5	$26.27	907	$22.24

During the year, $0.9 (2001 – $4.8) was expensed for outstanding SARs, and $4.7 (2001 – $49.7) was credited to common shares for options exercised.

     Assuming FHR elected to recognize the cost of its stock-based compensation based on the estimated fair value of stock options granted after January 1, 2002, net income and basic and diluted earnings per share would have been:

Reported net income	$92.5
income assuming fair value method used	92.1
Assuming fair value method used
Basic earnings per share	1.17
Diluted earnings per share	1.16

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In calculating net income and basic and diluted earnings per share, stock options issued prior to January 1, 2002, have been excluded from the fair value based accounting method.

     The weighted-average fair value of options granted during 2002 was Cdn$12.73 per option. The fair value of each option granted was calculated at the respective grant date of each issuance using the Black-Scholes option pricing model with the following weighted average assumptions:

Expected dividend yield	0.2%
Expected volatility	41.3%
Risk-free interest rate	3.9%
Expected option life in years	3.4

14.	INCOME FROM INVESTMENTS AND OTHER

	2002	2001	2000

Equity income
Partnerships and corporations	$2.8	$2.0	$5.5
Legacy	6.4	7.4	11.4
Amortization of deferred gain on sale of property and equipment to Legacy	8.5	9.3	7.4

	$17.7	$18.7	$24.3

15.	OTHER (INCOME) AND EXPENSES, NET

	2002	2001	2000

Brand technology development costs	$—	$22.4	$—
Write-off of deferred development charges, leasehold improvements and equity investment	—	7.2	—
Restructuring costs	—	6.4	—
Write-off of management contracts	—	5.8	—
Gain on sale of Legacy units	—	(31.1)	—
Other	(4.9)	(0.6)	10.7

	$(4.9)	$10.1	$10.7

16.	REORGANIZATION AND CORPORATE EXPENSES

	2002	2001	2000

Reorganization expenses
Severance and incentive compensation	$—	$67.7	$—
Professional advisory fees	—	36.4	—
Debt redemption premium on medium-term notes	—	32.7	—
Other	0.9	1.3	—

	0.9	138.1	—
Corporate expenses	1.3	18.8	65.7

	$2.2	$156.9	$65.7

Reorganization expenses for 2002 include charges relating to SARs for employees of the former CPL entity that have a continuing impact on operations.

     Corporate expenses were costs associated with the corporate activities performed by CPL for its subsidiaries, including FHRHI, prior to October 1, 2001. The majority of these activities have been eliminated subsequent to October 1, 2001.

17.	INTEREST EXPENSE, NET

	2002	2001	2000

Long-term debt	$20.8	$44.3	$31.6
Short-term debt	1.2	42.2	36.9

	22.0	86.5	68.5

Less: Interest income	(2.9)	(16.9)	(24.0)

	$19.1	$69.6	$44.5

18.	NET INCOME PER COMMON SHARE

Basic net income per common share is determined by dividing net income available to common shareholders as reported in the consolidated statements of income by the weighted average number of common shares outstanding. Diluted net income per common share reflects the potential dilutive effect of stock options granted under the Company’s option plans, as determined under the treasury stock method.

(millions)	2002	2001	2000

Weighted average number of common shares outstanding – basic	78.4	78.9	79.5
Dilutive effect of stock options	1.3	0.1	0.3

Weighted average number of common shares outstanding – diluted	79.7	79.0	79.8

19. SUPPLEMENTAL CASH FLOW DISCLOSURE

a) Changes in non-cash working capital items

	2002	2001	2000

Decrease (increase) in current assets
Accounts receivable	$1.5	$1,586.5	$(498.9)
Inventory	(0.6)	262.6	38.3
Prepaid expenses and other	(2.0)	(3.4)	—
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	(12.6)	(2,000.7)	389.9
Taxes payable	3.2	(126.7)	26.7

	(10.5)	(281.7)	(44.0)
Decrease in non-cash working capital balances relating to reduction in restructuring accruals	—	—	97.8
Increase in non-cash working capital balances from the acquisition and sale of businesses and joint ventures	—	—	(52.4)
Other changes in non-cash working capital balances (mainly reclassifications from/to current assets/liabilities to/from long-term assets/liabilities)	—	—	(102.0)

Decrease (increase) in non-cash working capital balances before discontinued operations	(10.5)	(281.7)	(100.6)
Discontinued operations	—	258.0	127.8

Decrease (increase) in non-cash working capital balances after discontinued operations	$(10.5)	$(23.7)	$27.2

b) Cash payments made during the year on account of:

	2002	2001	2000

Interest paid	$25.3	$106.4	$62.5
Income taxes paid	21.8	33.6	15.0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

c) Non-cash investing and financing activities

	2002	2001	2000

Issuance of common stock on acquisition of additional 16.5% interest of Fairmont	$69.0	$—	$—
Sale of hotels to Legacy in exchange for exchangeable shares	—	83.3	—

20.	EMPLOYEE FUTURE BENEFITS

The Company has defined benefit plans, which provide for pensions and other post-retirement and post-employment benefits for certain employees. Pension benefits are based principally on years of service and compensation rates near retirement. The costs of pensions are actuarially determined using the projected benefit method pro-rated on service and management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs. Market-related values are used for calculating the expected return on plan assets. The projected benefit obligation is discounted using a market interest rate at the end of the year on high-quality corporate debt instruments.

     For defined benefit plans, pension expense includes the cost of pension benefits earned during the current year, the interest cost on pension obligations, the return on pension plan assets, settlement gains, the amortization of the transitional asset, the amortization of adjustments arising from pension plan amendments and the amortization of the excess of the net actuarial gain or loss over 10% of the greater of the benefit obligation and the market-related value of plan assets. The amortization period covers the expected average remaining service lives of employees covered by the various plans. For defined contribution plans, pension costs equal plan contributions made during the current year. Other post-retirement employment benefits are insignificant.

     Changes in the Company’s defined benefit plans and the amounts recognized in the consolidated balance sheets are as follows:

	2002	2001

Change in benefit obligation
Benefit obligation – January 1	$71.1	$78.3
Service cost	0.9	1.9
Interest cost	4.1	4.6
Plan participants’ contributions	0.2	0.2
Amendments	—	(0.8)
Actuarial loss	7.4	7.0
Benefits paid	(11.3)	(20.1)
Other	2.1	—

Benefit obligation – December 31	74.5	71.1

Change in plan assets
Fair value of assets – January 1	86.9	94.0
Return on plan assets	(4.1)	(2.5)
Employers’ contributions	2.6	0.2
Plan participants’ contributions	0.2	16.1
Benefits paid	(11.3)	(20.1)
Transfer to defined contribution plan	(2.2)	—
Other	0.7	(0.8)

Fair value of plan assets – December 31	72.8	86.9

Funded (underfunded) status	(1.7)	15.8
Unamortized net actuarial loss(1)	19.8	7.4
Unamortized prior service cost(1)	2.3	—
Unamortized net transitional asset(1)	(25.5)	(28.1)
Valuation allowance	(2.2)	(10.8)

Accrued benefit cost in consolidated balance sheets(2)	$(7.3)	$(15.7)

1)	Amortized over the expected average remaining service lives of employees covered by the plans, generally 11 years.

2)	The net accrued benefit cost on the consolidated balance sheets is included in other liabilities and other assets.

Weighted average assumptions as at December 31

	2002	2001

Discount rate on projected benefit obligation	6.5%	6.5%
Expected return on plan assets	7.5%	7.5%
Rate of compensation increase	3.5%	3.5%

FHR’s net benefit plan (income) expense from continuing operations is as follows:

	2002	2001	2000

Service cost	$0.9	$1.9	$2.0
Interest cost	4.1	4.6	5.3
Return on plan assets	(6.3)	(6.9)	(9.2)
Settlement loss	—	12.8	—
Net amortization and deferrals	(8.6)	3.1	2.0

	$(9.9)	$15.5	$0.1

Included in the above accrued benefit obligation and fair value of plan assets as at December 31 are the following amounts in respect of plans that are not fully funded:

	2002	2001

Accrued benefit obligation	$21.5	$17.0
Fair value of plan assets	—	—

Underfunded balance	$21.5	$17.0

As at December 31, 2002, the Company had committed and undrawn guarantees of $28.3 (2001 – $28.1), respectively representing financial guarantees on the above unfunded pension liabilities.

     During 2002, certain pension plans were amalgamated. As a result of this amalgamation, the valuation allowance associated with these plans was released into the consolidated statements of income.

     The Company also has a defined benefit plan for certain retirees of Canadian Pacific Express & Transport Ltd. that is not included above. The estimated market value of plan assets and the projected benefit obligation related to the Company’s portion of this plan are approximately $150 and $140, respectively as at December 31, 2002 and 2001. The Company has not recorded any prepaid or accrued benefit cost from this plan. For the years ended December 31, 2002, 2001 and 2000, the service costs of the Company’s portion of this plan were $nil and the expected return on plan assets was greater than the interest cost on the projected benefit obligation. This plan is in the process of being divided into separate defined benefit plans for three separate employers. Once this division occurs, it is the Company’s intention to settle any remaining accrued benefit obligations through the purchase of a non-participating insurance contract.

     FHR also has defined contribution plans. The net expense for such plans for continuing operations, which generally equals the employer’s required contribution, was $1.3, $1.2 and $1.6 in 2002, 2001 and 2000, respectively.

21.	COMMITMENTS AND CONTINGENCIES

As at December 31, 2002, contractual commitments in respect to capital expenditures for existing wholly owned or leased hotels totaled approximately $30.0.

Leases

The Company leases certain land and equipment under operating leases. Land leases represent ground leases for certain owned hotels and, in addition to minimum rental payments, may require the payment of additional rents based on varying percentages of revenue.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Minimum rentals for hotel and equipment leases which expire on various dates are as follows:

2003	$10.2
2004	9.7
2005	9.0
2006	8.3
2007	8.1
Thereafter	37.5

$82.8

As at December 31, 2002, unused committed lines of credit for short-term and long-term financing, subject to periodic review, and at various maturities, amounted to approximately $160.6, on which interest rates vary with bank prime or money market rates.

     FHR is subject to various claims and legal proceedings with respect to matters such as governmental regulations, income taxes and other actions arising out of the normal course of business. The Company has provided for certain claims and based on information presently available, management believes that the existing accruals are sufficient. Any additional liability that may result from these matters and any additional liabilities that may result in connection with other claims are not expected to have a material adverse effect on FHR’s financial position or results from operations.

     As at December 31, 2002, the company had committed and undrawn guarantees of $22.1.

22.	FINANCIAL INSTRUMENTS

FHR’s exposure to interest-rate risk along with the total carrying amounts and fair values of its financial instruments are summarized in the following table:

	2002		2001

	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Fairmont put option	$—	$—	$—	$—
Amount payable on settlement of put option	69.0	69.0	69.0	69.0
Long-term debt	466.5	477.4	270.7	275.2
Long-term advances	57.1	57.1	56.4	56.4

The Company has determined the estimated fair value of its financial instruments based on appropriate valuation methodologies. However, considerable judgment is necessary to develop these estimates. Accordingly, the estimates presented herein are not necessarily indicative of what FHR could realize in a current market exchange. The use of different assumptions or methodologies may have a material effect on the estimated fair value amounts.

     The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

•	Based on a recent transaction, the fair value of a 16.5% interest in Fairmont was $69.0 (note 4). On this basis, the carrying value of the Fairmont put option is equal to its fair value as at December 31, 2002.

•	Short-term financial assets and liabilities are valued at their carrying amounts as presented in the consolidated balance sheets, which are reasonable estimates of fair values due to the relatively short period to maturity of these instruments.

•	The fair value of other long-term debt is estimated based on rates currently available to the Company for long-term borrowing with similar terms and conditions to those borrowings in place at the consolidated balance sheet dates.

•	Book value is a reasonable estimate of fair value for long-term advances as these advances bear interest at variable rates.

The Company has agreed to support a retraction right associated with the common shares of the minority shareholder of Fairmont, at a price of $69.0. The retraction right is exercisable until October 1, 2004.

Interest rate risk management

With the exception of the revolving credit facilities, all of the Company’s long-term debts is at a fixed rate of interest. There are no interest rate hedging transactions outstanding as at December 31, 2002.

Credit risk management

Credit risk relates to account receivable balances and results from the possibility that a counterparty defaults on its contractual obligation to the Company. This risk is minimized since FHR deals with banks having an appropriate credit rating, performs ongoing credit evaluations of customers and maintains allowances for potential credit losses. FHR also extends credit in certain circumstances to the owners of managed hotels when new management contracts are signed.

23.	RELATED PARTY TRANSACTIONS

In December 2002, FHR entered into a long-term incentive based management contract for The Fairmont Washington D.C. with Legacy. In connection with Fairmont’s securing the management contract on this property, Fairmont will pay a fixed amount over a three-year period. This amount has been accounted for as an intangible asset and will be amortized over the life of the management contract. The amortization expense will be applied to reduce revenues from management operations.

     In connection with the above transaction, FHR and Legacy entered into reciprocal loan agreements for US$67.6. The loans mature in October 2008 and bear interest at normal commercial rates payable quarterly in arrears. In the event that either FHR or Legacy does not make its required interest or principal payments, the other party is not required to make its payment either. The loans meet all the requirements for a right of setoff and as such are presented on a net basis in the consolidated financial statements.

     All transactions were recorded at the exchange amount.

     Included in accounts receivable is $3.5 (2001 – $2.7) owing from Legacy.

24.	DISCONTINUED OPERATIONS

Effective October 1, 2001, CPL completed a major reorganization, which divided CPL into five new public companies. Pursuant to the Arrangement, CPL distributed its approximately 85% interest in PanCanadian Petroleum Limited (“PanCanadian”) and its wholly owned subsidiaries, Canadian Pacific Railway Company (“Canadian Pacific Railway”), CP Ships Limited (“CP Ships”) and Fording Inc. (“Fording”) to its common shareholders. This distribution was recorded at the carrying value of the net investment in each subsidiary. CPL retained its wholly owned subsidiary, FHRHI.

     Prior to the distribution of the four operating businesses, PanCanadian paid a special dividend to CPL of approximately $645, and Canadian Pacific Railway returned approximately $450 of capital to CPL. The proceeds were used, in part, to settle CPL’s commercial paper, medium-term notes and preferred shares.

     Results from the four operating businesses that were distributed have been included in discontinued operations in the consolidated statements of income and consolidated statements of cash flows up to September 30, 2001. As at the distribution date of October 1, 2001, cash, total assets and total liabilities of $383.6, $15,108.4 and $9,668.4, respectively, were distributed as discontinued operations.

     The results of discontinued operations are summarized below:

	Nine months ended September 30, 2001

	Canadian
	Pacific
	Railway	CP Ships	PanCanadian	Fording	Total

Revenues	$1,799.9	$1,990.9	$5,487.3	$501.5	$9,779.6
Operating income	364.2	105.1	1,180.7	85.7	1,735.7
Income tax expense	52.1	8.5	384.9	37.1	482.6
Net income	167.4	49.0	664.7	42.8	923.9

	December 31, 2000

	Canadian
	Pacific
	Railway	CP Ships	PanCanadian	Fording	Total

Revenues	$2,408.3	$2,582.2	$4,754.5	$590.4	$10,335.4
Operating income	556.9	166.2	1,171.2	54.8	1,949.1
Income tax expense	80.9	10.7	441.6	22.9	556.1
Net income	321.6	136.1	586.2	22.0	1,065.9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The discontinued operations had certain specific accounting policies related to revenue recognition and property and equipment for the transportation and energy businesses that were disclosed in note 1 of the December 31, 2000 consolidated financial statements of FHR.

25.	SUBSEQUENT EVENTS

On January 30, 2003, FHR announced that it has agreed to acquire the remaining 50% equity interest in The Fairmont Copley Plaza Boston from entities controlled by Prince Alwaleed bin Talal bin Abdulaziz Al Saud of Saudi Arabia (“Prince Alwaleed”). The purchase price for the equity interest is approximately $23 and will be satisfied by the issuance of one million common shares. In addition, FHR will acquire net working capital of about $9 for cash. Existing secured debt of approximately $66.5 on the property will be assumed. The transaction is expected to close in the first quarter of 2003, subject to regulatory approvals. Following this transaction, Prince Alwaleed will hold approximately 4.9% of FHR’s issued and outstanding shares.

26.	UNITED STATES ACCOUNTING POLICIES AND REPORTING

Canadian and United States accounting principles

The consolidated financial statements of FHR have been prepared in accordance with Canadian GAAP. The material differences between Canadian GAAP and U.S. GAAP relating to measurement and recognition are explained below, along with their effect on the Company’s consolidated balance sheets and consolidated statements of income. There are no material differences on the consolidated statements of cash flows. Certain additional disclosures as required under U.S. GAAP have not been provided as permitted by the U.S. Securities and Exchange Commission (“SEC”).

Change in reporting currency

The Company’s consolidated financial statements have historically been expressed in Canadian dollars. The U.S. dollar was adopted as the Company’s reporting currency effective July 1, 2001. Under Canadian GAAP, the comparative financial statements have been restated in U.S. dollars using the June 30, 2001 rate under the translation of convenience method. U.S. GAAP requires the restatement of comparative financial statements using the average and closing rates in effect during the period.

Accounting for gains on sale of properties to Legacy

Under Canadian GAAP, recognition of gains on the sale of assets to related parties are not permitted to be recorded in income. U.S. GAAP allows either the deferral or recognition of the gains to the extent of third party interests. The Company has not recognized gains under U.S. GAAP.

Stock-based compensation

Under Financial Accounting Standards Board Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation,” compensation expense using variable accounting must be recorded if the intrinsic value of stock options is not exactly the same immediately before and after an equity restructuring. As a result of the Arrangement, FHR underwent an equity restructuring, which resulted in replacement options in new FHR stock having a different intrinsic value after the restructuring than prior to the restructuring. Canadian GAAP does not require revaluation of these options.

Internal use software

Under Canadian GAAP, computer system development costs for internal use software are capitalized when the project is expected to be of continuing benefit to FHR and otherwise expensed. U.S. GAAP standards require that certain costs of computer software developed for internal use be capitalized and amortized.

Acquisition costs

Under Canadian GAAP, certain integration costs may be reflected in the purchase price equation. These costs must be expensed under U.S. GAAP when incurred.

Derivative instruments and hedging

Effective January 1, 2001, FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and FASB Statement No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities,” became effective for U.S. GAAP. FASB Statements No. 133 and No. 138 permit hedging of cash flows when specific documentation is in place from inception and the hedge meets effectiveness testing on an ongoing basis. Going forward, differences will flow through comprehensive income.

     Prior to January 1, 2001, under FASB Statement No. 52, for U.S. reporting purposes, forward foreign exchange contracts associated with anticipated future transactions that do not constitute firm commitments, are recognized in the consolidated financial statements at fair value, with any resulting gains or losses immediately reflected in income. Under Canadian GAAP, certain of these forward foreign exchange contracts qualify as hedges for accounting purposes. Consequently, the fair value of these unsettled contracts is not reflected in the consolidated financial statements and any realized gains or losses are only recognized at the time of completion of the hedged transactions.

Employee future benefits

In January 2000, under Canadian GAAP, the Company prospectively changed its accounting policy relating to employee future benefits. As a result of this change, all unamortized gains and losses, including prior service costs, were accumulated into a net transitional asset which is being amortized into income over 11 years, the expected average remaining service lives of the employees covered by the plan. Under U.S. GAAP, there has been no change in accounting policy and hence there is no net transitional asset to be amortized. As a result, the amount of unamortized actuarial gains and losses is different for U.S. and Canadian GAAP.

In addition, under Canadian GAAP, a valuation allowance has been provided for on certain pension assets whereas under U.S. GAAP, a valuation allowance has not been provided.

Long-term advances and long-term debt

During 2002, FHR and Legacy entered into reciprocal loan agreements, which, under Canadian GAAP, met all the requirements for a right of offset. Under Canadian GAAP, these loans were presented on a net basis in the consolidated balance sheet. Under U.S. GAAP, these loans are presented separately on the consolidated balance sheet.

Gain on sale of real estate investment

In 2002, FHR realized a gain on the sale of its investment in certain real estate property. Under Canadian GAAP, the proceeds and costs related to this sale have been recorded respectively, as real estate revenue and real estate expense on the consolidated statements of income. Under U.S. GAAP, this gain is considered to be a non-operating gain and has not been included in operating income.

Comprehensive income

U.S. GAAP requires the disclosure, as other comprehensive income, of changes in equity during the period from transactions and other events from non-owner sources. Canadian GAAP does not require similar disclosure. Other comprehensive income arose from foreign currency translation adjustments and minimum pension liability adjustments.

Recently issued accounting standards

In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, “Rescission of FASB Statements No.4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (“SFAS 145”). This statement eliminates classification of gains and losses from extinguishment of debt as extraordinary items, this is in line with Canadian GAAP requirements. In 2001, the company had a loss from the extinguishment of debt of $19.8, net of income tax. This loss has been reclassified as part of operating income in 2001.

In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146, “Accounting for Exit or Disposal Activities” (“SFAS 146”). SFAS 146 will be effective for disposal activities the Company initiates after December 31, 2002. The Company is in the process of evaluating the effect that adopting SFAS 146 will have on its consolidated financial statements.

The accounting policies that follow apply to only the discontinued operations.

Post-employment benefits

Post-employment benefits are covered by the CICA recommendations for accounting for employee future benefits. Consistent with accounting for post-retirement benefits, the new policy requires amortization of actuarial gains and losses only if they fall outside of the corridor. Under FASB Statement No. 112 “Employers’ Accounting for Post-employment Benefits,” such gains and losses are included immediately in income.

Termination benefits

The rules requested to accrue termination benefits under U.S. GAAP are more restrictive than those in Canada. In particular, these rules require that the plans be implemented within one year, which is not the case under Canadian GAAP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Oil and gas

The full cost methods of accounting for oil and gas operations promulgated under Canadian and U.S. GAAP differ in the following respect. Ceiling test calculations are performed by comparing the net book value of petroleum and natural gas properties with the future net revenues expected to be generated from proven developed reserves, discounted at 10% for U.S. reporting purposes and undiscounted for Canadian reporting. Any excess of net book value over future net revenues is recognized as an additional depletion expense in both reporting jurisdictions.

     The following is a reconciliation of net income under Canadian GAAP to net income under U.S. GAAP:

	2002	2001	2000

Income (loss) from continuing operations — Canadian GAAP	$92.5	$(28.2)	$52.4
Increased (decreased) by
Derivative instruments	—	—	(2.2)
Employee future benefits	(1.4)	0.3	(0.5)
Acquisition costs	—	0.4	—
Stock-based compensation plan	0.6	(3.9)	—
Computer software costs, net	(7.4)	7.4	—
Translation rates	—	0.2	1.1
Other	—	—	—

Adjusted net income (loss) before taxes	84.3	(23.8)	50.8
Future income taxes on above items	3.6	(3.2)	(0.4)

Net income (loss) from continuing operations — U.S. GAAP	87.9	(27.0)	50.4

Net income from discontinued operations — Canadian GAAP	—	923.9	1,065.9
Increased (decreased) by
Oil and gas	—	2.8	5.5
Derivative instruments	—	67.6	(119.3)
Employee future benefits	—	(20.0)	(28.1)
Post-retirement benefits	—	3.7	9.9
Termination benefits	—	(2.9)	3.6
Internal use software	—	(5.7)	(13.5)
Translation rates	—	(14.1)	16.5
Other	—	(15.4)	(19.9)

Adjusted net income before taxes	—	939.9	920.6
Future income taxes on above items	—	6.9	(59.0)
Future income taxes due to rate differences	—	86.8	(86.1)
Cumulative catch-up adjustment on adoption of FASB Statement No. 133 — net of tax of $5.2	—	2.3	—

Income from discontinued operations — U.S. GAAP	—	1,035.9	775.5

Income (loss) from continuing operations — U.S. GAAP	87.9	(27.0)	50.4
Income from discontinued operations — U.S. GAAP	—	1,035.9	775.5
Other comprehensive income (loss)
Foreign currency translation adjustments	7.2	(69.2)	53.0
Cumulative catch-up adjustment on adoption of FASB Statement No. 133	—	(76.8)	—
Change in fair value of cash hedging instruments	—	71.6	—
Minimum pension liability adjustment	—	—	(4.7)
Future income taxes	—	1.6	(15.4)

Comprehensive income	$95.1	$936.1	$858.8

Consolidated balance sheets

The following shows the differences, higher (lower), had the consolidated balance sheets been prepared under U.S. GAAP:

	2002	2001

Assets
Property and equipment	$—	$7.5
Intangible assets	(5.8)	(5.9)
Other assets and deferred charges	65.6	—

	$59.8	$1.6

Liabilities and shareholders’ equity
Current portion of long-term debt	$(69.0)	$(69.0)
Deferred liabilities	—	(0.3)
Long-term debt	67.6	—
Future income taxes	(4.2)	10.5
Mandatorily redeemable common shares	69.0	69.0

Shareholders’ equity
Contributed surplus	3.3	3.8
Foreign currency translation adjustments	(27.4)	(22.1)
Retained earnings	(3.9)	(3.6)
Accumulated other comprehensive income	24.4	13.3

	$59.8	$1.6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Condensed consolidated statements of income

	2002	2001	2000

Revenues
Hotel ownership operations	$516.6	$486.4	$474.8
Management operations	36.1	34.2	42.7
Real estate	31.9	13.2	10.4

	584.6	533.8	527.9
Other revenues from managed and franchised properties	27.7	29.1	19.8

	612.3	562.9	547.7
Expenses
Hotel ownership operations	369.3	360.9	328.3
Management operations	15.7	18.7	14.9
Real estate	26.2	15.3	10.7
Amortization	59.8	68.4	43.9
Reorganization and corporate expenses	1.6	173.2	80.4

	472.6	636.5	478.2
Other expenses from managed and franchised properties	27.7	29.1	19.8

	500.3	665.6	498.0

Income from investments and other	17.7	18.5	24.9

Operating income (loss)	129.7	(84.2)	74.6
Other (income) expense	(10.7)	(31.1)	—
Interest expense, net	19.1	68.8	45.5

Income (loss) before income taxes and non-controlling interest	121.3	(121.9)	29.1
Income tax expense (recovery)	32.2	(96.0)	(25.6)
Non-controlling interest	1.2	1.1	4.3

Income (loss) from continuing operations	87.9	(27.0)	50.4
Discontinued operations	—	1,035.9	775.5

Net income	87.9	1,008.9	825.9
Preferred share dividends	—	(5.3)	(8.4)

Net income available to common shareholders	$87.9	$1,003.6	$817.5

Basic earnings per share
Income (loss) from continuing operations	1.12	(0.41)	0.53
Discontinued operations	—	13.13	9.75
Net income	1.12	12.72	10.28
Diluted earnings per share
Income (loss) from continuing operations	1.10	(0.41)	0.52
Discontinued operations	—	13.11	9.72
Net income	1.10	12.70	10.24

Condensed consolidated statements of cash flows

	2002	2001	2000

Cash provided by (used in)
Operating activities
Net income	$87.9	$1,008.9	$825.9
Exclude
Discontinued operations	—	1,035.9	775.5

Income (loss) from continuing operations	87.9	(27.0)	50.4
Items not affecting cash
Amortization property and equipment	57.4	60.2	35.8
Amortization of goodwill and intangible assets	2.4	8.2	8.1
Income from investments and other	(17.7)	(18.5)	(24.9)
Gains on sale of real estate	(11.9)	(9.9)	(6.1)
Future income taxes	20.2	(116.8)	(68.5)
Non-controlling interest	1.2	1.1	4.3
Gains on sale of Legacy Real Estate Investments Trust units	—	(31.5)	—
Write-off of capital and other assets	—	18.3	—
Distributions from investments	15.1	11.5	18.5
Other	(21.5)	(52.1)	(35.2)
Changes in non-cash working capital items	(10.5)	(23.4)	31.6
Discontinued operations	—	1,994.4	2,235.4

	122.6	1,814.5	2,249.4

Investing activities
Investment in partnerships and corporations	(46.7)	(28.7)	(26.9)
Additions to property and equipment	(84.3)	(120.2)	(88.8)
Additions to land held for sale	(15.8)	(7.5)	(3.1)
Acquisitions	(136.0)	(234.6)	(95.8)
Sales of investments and properties	34.6	147.4	15.2
Proceeds from sale of Legacy Hotels Estate Investment Trust units	—	52.8	—
Loan advances	(67.6)	(27.2)	—
Other	(1.0)	1.2	—
Discontinued operations	—	(1,395.3)	(2,301.7)

	(316.8)	(1,612.1)	(2,501.1)

Financing activities
Issuance of long-term debt	306.0	163.6	251.8
Repayment of long-term debt	(43.9)	(626.8)	(19.4)
Issuance of common shares	4.7	53.0	12.2
Repurchase of common shares	(73.2)	(9.8)	(295.0)
Dividends	(3.2)	(121.3)	(129.0)
Redemption of preferred shares	—	(144.8)	—
Issuance of commercial paper	—	61.0	426.4
Repayment of commercial paper	—	(638.5)	(309.8)
Other	—	43.0	—
Discontinued operations	—	663.0	393.9

	190.4	(557.6)	331.1

Effect of exchange rate on cash	0.1	(14.6)	(15.3)

Cash position
Increase (decrease) in cash	(3.7)	(369.8)	64.1
Cash – Beginning of year	52.7	422.5	358.4

Cash – End of year	$49.0	$52.7	$422.5