Form 40-F
period 2003-12-31
FAIRMONT HOTELS & RESORTS INC
filed 2004-05-19
CIK 1030561

As filed with the Securities and Exchange Commission on May 19, 2004

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
___________

FORM 40-F

(Check One)

☐	Registration Statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☑	Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2003

Commission file number 1-14574

FAIRMONT HOTELS & RESORTS INC.

(Exact Name of Registrant as Specified in its Charter)

CANADA	7011	98-0161783

(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number, if applicable)

100 Wellington St., W., Suite 1600, TD Center, Toronto, Ontario, Canada M5K 1B7, (416) 874-2600 (Address and Telephone Number of Registrant’s Principal Executive Offices)

CT Corporation System, 1025 Vermont Avenue, N.W., Washington, D.C. 20005
(800) 955-5219
(Name, Address (Including Zip Code) and Telephone Number (Including Area Code)
of Agent for Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Common Shares without nominal or par value (Title of Each Class)	The New York Stock Exchange (Name of Each Exchange on which Registered)

     Securities registered or to be registered pursuant to Section 12(g) of the Act: None

     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

     For annual reports, indicate by check mark the information filed with this form:

     ☒ Annual Information Form ☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

     As of December 31, 2003 there were 79,106,277 Common Shares issued and outstanding

Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.

     Yes ☐ 82 —                     No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s); and (2) has been subject to such filing requirements for the past 90 days.

     Yes ☒ No ☐

Information to be Filed on This Form.

Exhibit	Description
A	2003 Annual Information Form.
B	Audited Consolidated Financial Statements, including consolidated balance sheets as at December 31, 2003 and 2002 and consolidated statements of income, retained earnings (deficit), and cash flows for each of the years in the three-year period ended December 31, 2003 (including a reconciliation to US GAAP at Note 21).
C	2003 Management Discussion and Analysis.
D	Consent of Independent Accountants.
E	Certifications Required by Rule 13a-14 of the Securities Exchange Act of 1934.
F	Section 906 certification of William R. Fatt, Chief Executive Officer and M. Jerry Patava, Chief Executive Officer.

Disclosure Controls and Procedures

     Disclosure controls and procedures are defined by the Securities and Exchange Commission as those controls and procedures that are designed to ensure that information required to be disclosed in our filings under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms. As of December 31, 2003, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the principal executive officer and principal financial officer, of the effectiveness of the Company’s disclosure controls and procedures. Based on that evaluation, our principal executive officer and principal financial officer have determined that such disclosure controls and procedures are effective.

Changes in Internal Control Over Financial Reporting

During the period covered by this report, there were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Code of Ethics for Principal Executive Officer and Senior Financial Officers

The Company has adopted a Code of Ethics that applies to all employees, including the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. This code is available on the Company’s web site at www.fairmont.com and in print to any shareholder who requests it. All amendments to the code, and all waivers of the code with respect to any of the principal executive or financial

2

officers covered by it, will be posted on the Company’s web site and provided in print to any shareholder who requests them.

Audit Committee

Identification of Audit Committee

The Company has a separately-designated standing audit committee. The following directors are members of the Audit Committee: Stephen E. Bachand, Karen M. Rose, John L. Sharpe, L. Peter Sharpe and Robert S. Singer. Each of these directors has been determined by the board to be independent and financially literate as those terms are defined by the New York Stock Exchange for audit committee members.

Audit Committee Financial Expert

The Company’s board of directors has determined that Robert S. Singer meets the requirements of an audit committee financial expert.

Principal Accounting Fees and Services

Following is a summary of professional services provided by the Company’s principal auditors, PricewaterhouseCoopers LLP, during the years ended December 31, 2002 and 2003, and the related fees:

	2002	2003
Audit fees	$505,000	$523,300
Audit related fees	—	93,700
Tax fees	1,025,000	732,500
All other fees	490,000	173,800
Total	$2,020,000	$1,523,300

Audit fees

Audit fees were for professional services rendered by PricewaterhouseCoopers LLP for the audit of the annual consolidated financial statements, the review of quarterly interim financial statements and for the audit of consolidated financial statements of certain subsidiary corporations.

Audit related fees

Audit related fees include professional services rendered by PricewaterhouseCoopers LLP in the following areas: accounting and auditing consultations and technical research.

Tax fees

Tax fees include assistance rendered to the Company in connection with various tax issues in Canada, the United States and internationally.

3

All other fees

Other fees include advice to the Company with respect to the requirements of the Sarbanes-Oxley Act of 2002, translation services and hospitality advisory services.

Pre-approval Policies and Procedures

All services provided by PricewaterhouseCoopers LLP were approved by the Audit Committee in advance of the services being performed. The Audit Committee has considered the compatibility of the non-audit services provided by the Company’s principal auditors with auditor independence.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the registrant’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Contractual Obligations

Reference is made to the table captioned “Contractual Obligations” included in the section titled “Liquidity” in the 2003 Management Discussion and Analysis attached as an exhibit hereto.

Undertaking

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

Consent to Service of Process

The Registrant has previously filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

4

Signatures

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 19, 2004	FAIRMONT HOTELS & RESORTS INC.

	By:	/s/ Terence P. Badour

Terence P. Badour Executive Vice President, Law and Administration and Corporate Secretary

5