Form 40-F
period 2004-12-31
FAIRMONT HOTELS & RESORTS INC
filed 2005-03-31
CIK 1030561

As filed with the Securities and Exchange Commission on March 29, 2005

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
————
FORM 40-F
(Check One)
☐	Registration Statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
■	Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2004

Commission file number 1-14574

FAIRMONT HOTELS & RESORTS INC.
(Exact Name of Registrant as Specified in its Charter)

CANADA	7011	98-0161783
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number, if applicable)

100 Wellington St., W., Suite 1600, TD Center, Toronto, Ontario, Canada M5K 1B7,
(416) 874-2600
(Address and Telephone Number of Registrant’s Principal Executive Offices)

CT Corporation System, 1025 Vermont Avenue, N.W., Washington, D.C. 20005
(800) 955-5219
(Name, Address (Including Zip Code) and Telephone Number (Including Area Code)
of Agent for Service in the United States)

———————————————
Securities registered or to be registered pursuant to Section 12(b) of the Act:
Common Shares without nominal or par value (Title of Each Class)	The New York Stock Exchange Toronto Stock Exchange (Name of Each Exchange on which Registered)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

     ■ Annual Information Form  ■ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
As of December 31, 2004 there were 76,393,348 Common Shares issued and outstanding

Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.

Yes  ☐   82 - _______   No ■

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s); and (2) has been subject to such filing requirements for the past 90 days.

Yes ■     No ☐

Information to be Filed on This Form.

Exhibit	Description
A	2004 Annual Information Form.
B
Audited Consolidated Financial Statements, including consolidated balance sheets as at December 31, 2004 and 2003 and consolidated statements of income, retained earnings (deficit), and cash flows for each of the years in the three-year period ended December 31, 2004 (including a reconciliation to US GAAP at Note 25).

C	2004 Management Discussion and Analysis.
D	Consent of Independent Accountants.
E	Certifications Required by Rule 13a-14 of the Securities Exchange Act of 1934.
F	Section 906 certification of William R. Fatt, Chief Executive Officer and John A. Carnella, Chief Financial Officer.

* * * * *

Disclosure Controls and Procedures

Disclosure controls and procedures are defined by the Securities and Exchange Commission as those controls and procedures that are designed to ensure that information required to be disclosed in our filings under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms. As of December 31, 2004, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the principal executive officer and principal financial officer, of the effectiveness of the Company’s disclosure controls and procedures. Based on that evaluation, our principal executive officer and principal financial officer have determined that such disclosure controls and procedures are effective.

The Company is also reviewing its internal controls over financial reporting in preparation for the reporting and attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 becoming effective with respect to the Company. In connection with such review, modifications to the Company’s disclosure controls and procedures and internal controls over financial reporting may, as appropriate, be made in the future.

Changes in Internal Control Over Financial Reporting

During the period covered by this report, there were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

2

Code of Ethics for Principal Executive Officer and Senior Financial Officers

The Company has adopted a Code of Ethics that applies to all employees, including the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. This code is available on the Company’s web site at www.fairmont.com and in print to any shareholder who requests it. All amendments to the code, and all waivers of the code with respect to any of the principal executive or financial officers covered by it, will be posted on the Company’s web site and provided in print to any shareholder who requests them.

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

Principal Accounting Fees and Services

Following is a summary of professional services provided by the Company’s principal auditors, PricewaterhouseCoopers LLP, during the years ended December 31, 2003 and 2004, and the related fees:

	2003	2004
Audit fees	$523,300	$847,000
Audit related fees	93,700	435,000
Tax fees	732,500	899,000
All other fees	173,800	18,000
Total	$1,523,300	$2,199,000

Audit fees

Audit fees were for professional services rendered by PricewaterhouseCoopers LLP for the audit of the annual consolidated financial statements, the review of quarterly interim financial statements, for the audit of consolidated financial statements of certain subsidiary corporations and advice to the Company with respect to the requirements of the Sarbanes-Oxley Act of 2002.

Audit related fees

Audit related fees include professional services rendered by PricewaterhouseCoopers LLP in the following areas: accounting and auditing consultations and technical research.

3

Tax fees

Tax fees include assistance rendered to the Company in connection with various tax issues in Canada, the United States and internationally.

All other fees

Other fees include translation services and special reports.

Pre-approval Policies and Procedures

All services provided by PricewaterhouseCoopers LLP are approved by the Audit Committee in advance of the services being performed. The Audit Committee has considered and determined the compatibility of the non-audit services provided by the Company’s principal auditors with auditor independence.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the registrant’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Contractual Obligations

Reference is made to the table captioned “Contractual Obligations” included in the section titled “Liquidity” in the 2004 Management Discussion and Analysis attached as an exhibit hereto.

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

FAIRMONT HOTELS & RESORTS INC.

Date: March 29, 2005	By:	/s/ Terence P. Badour
Terence P. Badour
Executive Vice President, Law and Administration and Corporate Secretary

5

Exhibit A
2004 Annual Information Form

FAIRMONT HOTELS & RESORTS INC.

ANNUAL INFORMATION FORM

March 28, 2005

TABLE OF CONTENTS

	Page Reference
	Annual Information Form	Management Proxy Circular (Incorporated by Reference)	Annual Report (Incorporated by Reference)
CORPORATE STRUCTURE	3
GENERAL DEVELOPMENT OF THE BUSINESS	4		23, 37
DESCRIPTION OF THE BUSINESS	6		6-15, 42-43, 90-91
RISK FACTORS	12
DESCRIPTION OF CAPITAL STRUCTURE, DIVIDEND POLICY AND MARKET FOR SECURITIES	17
DIRECTORS AND EXECUTIVE OFFICERS	19	5-8, 9
TRANSFER AGENT AND REGISTRAR			92
MATERIAL CONTRACTS	21
LEGAL PROCEEDINGS	21
INTERESTS OF EXPERTS	21
ADDITIONAL INFORMATION	21

______________
(1)	In this Annual Information Form, all dollar amounts are in United States dollars unless stated otherwise.
(2)	In this Annual Information Form, information is given as at December 31, 2004 unless stated otherwise.
(3)	Parts of the 2004 Annual Report for the year ended December 31, 2004 and the 2005 Management Proxy Circular dated March 1, 2005 of Fairmont Hotels & Resorts Inc. are incorporated by reference into this Annual Information Form.

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

Readers are cautioned not to place undue reliance on forward-looking information because it is possible that predictions, forecasts, projections and other forms of forward-looking information will not be achieved by FHR. By its nature, the Corporation’s forward-looking information involves numerous assumptions, inherent risks and uncertainties including, but not limited to, the following factors: adverse factors generally encountered in the lodging industry; the risks associated with global events including war, terrorism, international conflicts and contagious illness outbreaks; the seasonality of FHR’s business and operations; the risks associated with real estate investments; failure to obtain new or maintain existing management contracts; FHR’s acquisition, expansion and development strategy being less successful than expected; FHR’s ability to obtain capital to finance the growth of its business; debt financing risks; potential covenants in FHR’s financing agreements limiting its discretion; the risks associated with potential liabilities arising from future claims against Canadian Pacific Limited; liquidity limitations; currency fluctuations; significant regulation of the lodging industry; the risks associated with environmental regulation; the impact of extreme weather conditions and natural disasters; significant competition; the potential negative effects of strikes and work stoppages; the risks associated with our internal control over financial reporting being considered ineffective by regulatory authorities; vacation ownership is subject to extensive regulation; and the inability of FHR to assure investors that a judgment of a United States court for liabilities under U.S. securities laws would be enforceable in Canada, or that an original action can be brought in Canada by investors for liabilities under U.S. securities laws.

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

		Years ended December 31
U.S. Dollar per Canadian Dollar	January 1, 2005 through March 28, 2005	2004	2003	2002
Noon rate at end of period	US$0.8173	US$0.8308	US$0.7738	US$0.6331
Average noon rate for period	US$0.8147	0.7683	0.7135	0.6368
High for period	US$0.8342	0.8493	0.7738	0.6598
Low for period	US$0.7958	0.7159	0.6350	0.6179

On March 28, 2005, the rate of exchange based on the noon rate as quoted by the Bank of Canada was US$0.8173.

CORPORATE STRUCTURE

The issuer’s full corporate name is Fairmont Hotels & Resorts Inc. FHR is incorporated under the Canada Business Corporations Act. The Corporation’s head office is located at 100 Wellington Street West, Canadian Pacific Tower, Toronto-Dominion Centre, Suite 1600, Toronto, Ontario M5K 1B7.

The articles of the Corporation provide for authorized capital of an unlimited number of common shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares.

The intercorporate relationships among FHR, its principal subsidiaries and Legacy Hotels Real Estate Investment Trust (“Legacy”) are depicted in the diagram below.
________________
(1)	FHRPI holds FHR’s interests in the Southtown lands located in Toronto, Ontario and the Coal Harbour lands located in Vancouver, British Columbia. See “Real Estate Activities - Land Holdings.”
(2)	Legacy is an unincorporated closed-end real estate investment trust formed under the laws of the Province of Alberta.

GENERAL DEVELOPMENT OF THE BUSINESS

FHR has operated and owned hotels and resorts for over 117 years. Until September 2001, the Corporation was known as Canadian Pacific Limited (“CPL”). Effective October 1, 2001, pursuant to the plan of arrangement approved by the shareholders of CPL and by the court, CPL completed a major reorganization (the “Arrangement”), which divided CPL into five new public companies - Canadian Pacific Railway Limited, CP Ships Limited, PanCanadian Energy Corporation and Fording Inc., while retaining its investment in Canadian Pacific Hotels & Resorts Inc. which has since been renamed FHR Holdings Inc. (“FHRHI”).

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

In October 1999, Fairmont was created through the combination of FHR’s luxury hotel management business with that of Fairmont Hotel Management L.P. (“Fairmont L.P.”), a U.S. based luxury hotel manager. Fairmont immediately became the largest luxury hotel management company in North America, as measured by the number of rooms under management. FHR contributed management contracts for 27 luxury properties while Fairmont L.P. contributed management contracts for seven hotels in key United States gateway cities and all rights to the Fairmont brand. This acquisition provided FHR with an international luxury brand under which it now operates its world-class hotels and its luxury hotel management business.

For information regarding FHR’s outlook for the 2005 fiscal year, see page 37 of the 2004 Annual Report, which page is incorporated herein by reference.

Significant Acquisitions

In January 2001, FHR acquired the remaining 51% of its Barbados hotels, The Fairmont Royal Pavilion and The Fairmont Glitter Bay for approximately $20 million. In February 2001, FHR acquired The Fairmont Kea Lani Maui on the Wailea coast in Maui, Hawaii for approximately $215 million. In July 2001, FHR purchased a 50% equity interest in The Fairmont Copley Plaza Boston for $21 million in cash from interests controlled by Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud (“Prince Alwaleed”). In February 2003, FHR acquired the remaining 50% equity interest controlled by Prince Alwaleed. The total purchase price for 100% of The Fairmont Copley Plaza Boston was approximately $117 million and was satisfied by the issuance of one million common shares, the assumption of a mortgage at $64.5 million and cash paid of $30.7 million. In November 2001, FHR made a $29 million investment to secure the management contract and a 14.5% equity interest in The Fairmont Dubai, which opened in February 2002. Subsequently, $7 million of this investment was allocated to another management contract on similar terms for a property that will be built in Abu Dhabi, United Arab Emirates. In addition, a further $7 million will be repaid to FHR if a third management contract is not provided by January 2008.

In September 2002, FHR acquired the 16.5% interest in Fairmont held by a subsidiary of Kingdom Hotels (USA), Ltd. (“Kingdom”), an affiliate of a trust created by Prince Alwaleed. In consideration for the shares of Fairmont, FHR issued 2,875,000 shares to Kingdom, equivalent to approximately 3.7% of FHR’s issued and outstanding shares. As a result of this transaction, FHR increased its controlling interest in Fairmont to 83.5%. In August 2004, FHR purchased the remaining 16.5% of outstanding shares of Fairmont from Maritz, Wolff & Co., one of the original owners of Fairmont L.P., for approximately $70 million in cash. FHR now owns 100% of Fairmont.

In September 2002, FHR invested $8 million for a 19.9% interest in The Fairmont Sonoma Mission Inn & Spa in Sonoma County California and secured a long-term management contract for the property. FHR has committed to advance a loan of $10 million on arms-length commercial terms to this hotel. In December 2002, FHR acquired The Fairmont Orchid, Hawaii for approximately $140 million.

In April 2004, FHR entered into an agreement to invest $10 million for a 19.9% interest in The Fairmont Mayakoba, Riviera Maya and a management contract. The resort will be managed by Fairmont under a long-term management contract.

In December 2004, FHR invested $19.8 million in cash for a 25% interest in a partnership with Kingdom Hotels and the Bank of Scotland and a management contract. The partnership FHR European Ventures LLP, purchased the Monte Carlo Grand Hotel in Monaco in December 2004. The property is being managed by Fairmont under a long-term management contract.

In December 2004, FHR invested $10 million for an approximate 14% equity interest in an entity named Nile City for Hotels and Tourism and a management contract. Nile City for Hotels and Tourism retains the investment in a hotel property that is being constructed in Cairo, Egypt. The hotel will be managed by Fairmont under a long-term management contract.

Significant Dispositions

In February 2001, FHR sold The Fairmont Empress in Victoria, British Columbia and Fairmont Le Château Frontenac in Quebec City, Quebec to Legacy for approximately $200 million, while retaining the long-term management contracts, each of which had a remaining term of 49 years at the time of sale.

In July 2004, FHR sold The Fairmont Kea Lani Maui for cash proceeds of $355 million. The resort will continue to be managed by Fairmont under a long-term management contract.

In July 2004, FHR sold The Fairmont Glitter Bay for cash proceeds of approximately $31.7 million. The resort will continue to be managed by Fairmont under a long-term management contract.

In September 2004, FHR sold 12 million units of Legacy for $63 million in cash. The sale decreased FHR’s equity investment in Legacy to 23.7%.

DESCRIPTION OF THE BUSINESS

Overview

FHR is one of North America’s leading managers of luxury hotels. FHR currently has 83 luxury and first-class hotels and resorts in its portfolio, representing more than 33,000 rooms. An additional three properties are currently under development. FHR has operated and owned hotels for over 117 years and currently manages properties principally under the Fairmont and Delta brand names. For additional information regarding FHR’s competitive strengths, see pages 10 to 11 of the 2004 Annual Report, which pages are incorporated herein by reference.

Hotel Ownership

FHR has real estate ownership interests ranging from approximately 15% to 100% in 23 properties. This distinctive collection of hotel properties is located primarily in exclusive resort destinations or key North American gateway cities. All of FHR’s hotel ownership interests are held directly or indirectly by FHR Real Estate Corporation (“FHRREC”), with the exception of The Fairmont Chateau Lake Louise, and the equity interest in The Fairmont Sonoma Mission Inn & Spa, which are held by other subsidiaries of FHR. Fairmont manages the 20 luxury properties and Delta manages the three first-class properties.

The majority of FHR’s income before interest, taxes, amortization, other income and expenses and reorganization and corporate expenses (“EBITDA”) are generated by its ownership operations. Approximately 54% of gross revenue from hotel ownership is generated from room revenue and 33% is generated from food and beverage services. Other revenue streams such as spa facilities, golf courses, retail operations, parking and laundry, contribute the balance of revenues earned by the owned properties.

Approximately 65-70% of FHR’s EBITDA is generated by hotel ownership interest in 10 properties in seven locations. The Fairmont Banff Springs and The Fairmont Chateau Lake Louise, located in Banff National Park in the Canadian Rockies, are protected by high barriers to entry since development in the park is controlled by the Government of Canada. The Fairmont Chateau Whistler is in Whistler, British Columbia, a year-round resort widely recognized as one of North America’s best ski destinations. The Whistler hotel market is nearing full development capacity, which will restrict new supply growth. The Fairmont Scottsdale Princess is a Five Diamond hotel in the upper-upscale market in the growing Scottsdale, Arizona market, which has recently experienced new hotel supply. The Fairmont Hamilton Princess and The Fairmont Southampton are located in Bermuda, where FHR enjoys favorable income tax treatment on its earnings. The Fairmont Acapulco Princess and The Fairmont Pierre Marques in Acapulco, Mexico represent an opportunity to create increases in the value of FHR’s portfolio through the continuing development of these resorts. The Fairmont Orchid, Hawaii is located in one of Hawaii’s most sought after locations. The Fairmont Copley Plaza in Boston recently completed a major renovation program restoring the hotel to its original grandeur.

Investment in Legacy

FHR also has an approximate 23.7% equity interest in Legacy, which owns 22 hotels across Canada and two in the United States, all of which are managed by either Fairmont or Delta. FHR accounts for its ownership interest in Legacy on an equity basis. For further information regarding FHR’s transactions with Legacy, see pages 42 to 43 of the 2004 Annual Report, which pages are incorporated herein by reference.

Real Estate Activities

Vacation Ownership - Fairmont Heritage Place

Management has launched a vacation ownership product, Fairmont Heritage Place, which it believes will allow FHR to compete for new development opportunities and improve its return on owned assets by better leveraging its existing hotel infrastructure. Construction is underway for the second phase of FHR’s first vacation ownership project, which is located in Acapulco, Mexico. Management has also identified potential vacation ownership opportunities in Scottsdale, Bermuda and Barbados.

Land Holdings

FHR also holds other real estate assets, which consist primarily of the Southtown lands in Toronto, Ontario and the Coal Harbour lands in Vancouver, British Columbia. FHR owns 100% of the Toronto lands and a 75% interest in the Vancouver lands. Currently there are no formal plans to build new hotels at these locations. FHR expects to sell the remaining lands over the next four years.

The Southtown lands are located in the core of downtown Toronto between the financial district and Lake Ontario and are in close proximity to Air Canada Centre. More specifically, the site is located south of Union Station and north of the Gardiner Expressway, primarily on both sides of York Street. To date, FHR has disposed of two parcels of the Southtown lands and is party to ongoing discussions with several prospective parties who have expressed interest in purchasing certain of the remaining sites. The remaining seven parcels of land are zoned for the development of 4.9 million square feet of hotel, office, and residential uses.

The Coal Harbour lands in downtown Vancouver are located along the Burrard Inlet waterfront, west of The Fairmont Waterfront Hotel and overlook the harbour and Stanley Park. To date, FHR has sold all the land except for one site zoned for a mixed hotel/residential development which would allow for the development of 800,000 square feet. A number of prospective parties have recently expressed an interest in the hotel site.

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

Fairmont

Fairmont is North America’s largest luxury hotel management company as measured by rooms under management. Currently, Fairmont manages more than 22,000 rooms at 46 luxury properties in major city centers and resort destinations throughout Canada, the United States, Mexico, Bermuda, Barbados, the United Arab Emirates, the United Kingdom and Monaco. Fairmont caters to the luxury segment of the market, which is sometimes referred to as four or five star. Luxury hotels are full service properties offering an exceptional level of personalized service and a complete range of amenities and facilities, including food and beverage outlets, meeting rooms and recreational activities. The hotel staff to guest ratio tends to be higher at luxury hotels in order to allow for more personalized service.

Fairmont’s incentive-based management contracts have an average remaining term of more than 40 years, which management believes are among the longest in the industry. In 2005, FHR expects about 30% of Fairmont’s management contracts to earn incentive fees. Within the next one to two years, the majority of current contracts are expected to earn incentive fees. Most of these contracts have set thresholds that do not change over the life of the contract unless significant renovations are made to the managed hotel. Fairmont participates in up to 30% of earnings above the threshold on most of its management contracts.

One of Fairmont’s strengths is the diversity of its revenue base, which is relatively balanced between individual and group travel and between business and leisure travel. The individual or transient traveler is typically less price sensitive, whereas the group travel business helps build occupancy in off-peak seasons, providing stability in earnings. Business travel accounts for approximately half of Fairmont’s revenues under management and the balance is derived from leisure travel. Further diversification is provided to Fairmont as approximately 51% of revenues are derived from city center locations and the balance from resort properties. The resorts attract both corporate travelers for offsite retreats and leisure customers who take advantage of the activities and amenities offered by these locations.

Fairmont enjoys a considerable competitive advantage in the group business segment of the industry over other luxury four or five star brands, due to its large meeting facilities and greater number of guestrooms. Fairmont’s average number of rooms per hotel is approximately 500, whereas Fairmont’s major competitors, including Ritz-Carlton, Four Seasons, Sheraton Luxury Collection and Preferred Hotels and Resorts, generally range between 200 to 330 rooms per hotel. See page 90 of the 2004 Annual Report, which page is incorporated herein by reference.

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

Fairmont introduced its spa product, “Willow Stream The Spas At Fairmont”, with the opening of Willow Stream the spa at The Fairmont Scottsdale Princess in December 2001. In 2002, Fairmont expanded its spa product to The Fairmont Empress, The Fairmont Dubai, The Fairmont Southampton, The Fairmont Acapulco Princess and The Fairmont Banff Springs. Fairmont converted the existing spa at The Turnberry Isle Resort & Club in 2004.

Delta

Delta is Canada’s largest first-class hotel management company, with over 11,000 rooms at 37 managed and franchised properties across Canada. See page 91 of the 2004 Annual Report, which page is incorporated herein by reference. Since FHR acquired Delta in 1998, FHR has upgraded its portfolio of properties and enhanced the reputation of the Delta brand. Delta strengthens FHR’s leadership position in the Canadian marketplace, adds a complementary brand to its portfolio and allows FHR to achieve significant economies of scale.

Delta’s incentive-based management contracts have an average remaining term of more than 10 years. In 2005, approximately one-third of Delta’s managed hotels are expected to earn incentive fees. Delta participates in up to 30% of earnings above the threshold on some of its management contracts.

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

Capital Improvements and Investments

FHR maintains the high quality of its properties through an annual maintenance program, which is funded by the owners of the properties. The annual maintenance program is based on a percentage of revenues and generally ranges from 4% to 6% of each property’s gross revenue. Other projects are undertaken in order to maximize profits. During 2004, approximately $74 million was spent on maintenance and improvements to the owned assets, the majority of which was spent on profit-enhancing projects.

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

As part of the initiatives outlined above, FHR’s existing third party web-based systems are being replaced with more sophisticated systems that will, among other things, enable guests to plan their Fairmont experience on-line. The new system includes a data warehouse which will capture the entire transaction history of guests, which will be matched with profiles that can be developed on-line. The resulting data can be leveraged to gain a larger share of guests’ spending and enhance loyalty to the brand. Guests will be able to view Fairmont’s facilities and book their rooms on-line, as well as arrange a variety of other activities both off property and at the destination, including spa appointments and golf tee times. This information will then become a part of a guest’s profile, making it possible to offer tailored packages to that guest at his or her next on-line session. Members of President’s Club, Fairmont’s guest recognition program, will have access to their own secure area of the web site where they can update their personal profiles. These enhanced profiles will then be communicated to personnel at the hotel who will “customize” the guest’s stay. In addition, this information will greatly enhance Fairmont’s ability to communicate with this very important target group, ensuring that Fairmont provides the services that these customers consider important. Fairmont currently has approximately 339,000 active President’s Club members, an increase of 36% over 2004. Delta Privilege, a guest recognition membership program designed for frequent business travelers, has approximately 80,000 active members, up 14% over 2004.

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

Environmental Protection

Environmental compliance programs are in place at all properties that FHR manages and owns. No significant issues were identified at any of these properties as a result of the annual environmental questionnaire completed by the hotels.

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

In addition to compliance with regulations, FHR is a leader in promoting environmentally sound business practices at its owned and managed hotels. In 1991, Fairmont's Green Partnership Phase I was introduced to lead the company to a position of environmental stewardship. The first phase of the program focused on property level improvements in the areas of waste management, energy conservation, water conservation and purchasing practices. In 1998, Phase II of the program emerged in response to the successes witnessed through the first phase and extended to include the industrial composting of organic waste, eco-friendly meeting options for guests, the donation of left-over food to food banks and used soaps and amenities to charities, or their return to the manufacturer for recycling.

Committed to setting the highest standard of environmentally responsible golf course management across the continent, FHR takes a sensitive approach to the stewardship of its recreational lands. In March 1997, The Fairmont Chateau Whistler became FHR's first golf course to earn the prestigious Audubon accreditation. In August 1999, The Fairmont Banff Springs also gained Audubon accreditation, being only the 15th course in Canada and the 3rd in Alberta to achieve this status. Fairmont Le Château Montebello and The Fairmont Jasper Park Lodge are the most recent members of the FHR family to achieve this prestigious title. It is FHR's goal to have all managed golf courses, including those in Bermuda and Mexico, accredited as wildlife sanctuaries through Audubon International.

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

Fairmont endeavors to ensure that it hires people that are most suited for the positions offered by requiring each candidate to undergo a screening process that has been developed by a well-known management consulting firm. FHR was selected by Maclean’s magazine as Canada’s “Top 100 Employers” for a third consecutive year.

Approximately 50% of the employees at FHR’s managed and owned hotels are members of collective bargaining units. These employees are represented by 28 unions, with a total of 53 bargaining units. The agreements with the various bargaining units have staggered expiry dates. In 2004, six Fairmont properties and one Delta hotel successfully negotiated new labor contracts.

Intellectual Property

FHR believes that its brands are very important to its success. FHR has a significant number of trade names, trademarks and service marks, including those relating to Fairmont and those acquired as a result of its purchase of the Delta and Princess portfolios. In addition, it is the owner of many Internet domain names related to its brands. FHR vigorously defends its brands and spends considerable time and resources in surveillance, registration, protection and prosecution of infringers. The “Canadian Pacific” trademark and its derivatives were transferred to Canadian Pacific Railway Company as part of the Arrangement, however FHR has secured a perpetual, royalty-free license for its continued use of these trademarks.

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

FHR’s Ownership Interests

FHR had a beneficial interest in the following entities, which could be viewed as being material to the Corporation:

Entity and Governing Jurisdiction	FHR’s Beneficial Interest

Chateau Lake Louise Corporation (Nova Scotia)	100%
Chateau M.T. Inc. (Quebec)	19.9%
Chateau Whistler Resort Partnership (British Columbia)	100%
Conference Plaza Hotel Limited Partnership (British Columbia)	34.8%
Copley Plaza 2001 LLC (Delaware)	100%
CP Hotels (Barbados) Inc. (Barbados)	100%
CP Hotels (U.S.) 1998 Inc. (Delaware)	100%
CPH International Financing Rt. (Hungary)	100%
Delta Hotels Limited (Ontario)	100%
Fairmont Hotels Inc. (Canada)	100%
Fairmont Hotels & Resorts International Rt. (Hungary)	100%
FHIW Hotel Investments (U.S.) Inc. (Delaware)	100%
FHR Holdings Inc. (Canada).	100%
FHR (ML) Hotel Holdings LLC (Delaware)	100%
FHR Properties Inc. (Canada)	100%
FHR Real Estate Corporation (Canada)	100%
Hamilton Properties Limited (Bermuda)	100%
Impulsora de Revolcadero S.A. de C.V. (Mexico)	100%
Legacy Hotels Real Estate Investment Trust (Alberta)	23.7%
Manoir Richelieu Limited Partnership (Quebec)	25%
Organización Ideal, S.A. de C.V. (Mexico)	100%
Scottsdale Princess Partnership (Arizona)	100%
SMI Real Estate LLC (Delaware)	19.9%
Sun Peaks Hotel Limited Partnership (British Columbia)	27.61%
Westend Properties Limited (Bermuda)	100%

RISK FACTORS

FHR’s operations are subject to risks that could cause future operating results to differ significantly from our performance in the past. An event arising from these risks could materially affect our business, prospects, financial condition, results of operations or cash flows.

Our operations and asset values are subject to adverse factors generally encountered in the lodging industry.
We manage and own hotels in both the luxury and first-class segments of the lodging industry which subjects us to the operating risks inherent in the industry. Besides the specific conditions discussed in more detail below, these risk factors include:
• Cyclical downturns arising from changes in global, national and local economic conditions;
• Changes in demand for rooms and related services caused by changes in popular travel patterns;
• The cost and availability of air travel;
• Occasional oversupply of guest accommodations in our markets, which may adversely affect occupancy and room rates;
• Competition from other luxury and first-class hotels and resorts;
• Increases in local taxes;
• The recurring need for the renovation, refurbishment and improvement of hotel and resort properties;
• Increases in wages, prices, construction and maintenance costs that may result from inflation, government regulations, changes in interest rates or currency fluctuations;
• The availability of financing for operating or capital requirements;
• The relatively fixed nature of our property-level operating costs and expenses;
• Seasonal variations in cash flow; and
• Other factors including war, international conflicts, terrorism, contagious illness outbreaks, natural disasters, extreme weather conditions and labor shortages, work stoppages or disputes.
The effect of these factors varies from hotel to hotel, depending on its location and whether we own or manage the property.

Global events have had an impact on our industry.
Our business is highly dependent on global travel and anything that effects travel generally or travel to a specific region or location that we operate in (or derive business from) will affect our business. Various global events including war, international conflicts, terrorism and contagious illness outbreaks (such as SARS), or the perceived threat of these events, may cause disruption in domestic and international travel. Recent global events have affected the lodging industry and FHR’s results of operations and financial condition. Any recurrence of these events would be damaging to our performance.

Real estate investments are subject to numerous risks.
We own and lease hotels and are subject to the risks that generally relate to investments in real property. The investment returns available from equity investments in real estate depend on the income earned and capital appreciation. We also have advanced loans or guaranteed the obligations of third parties, in connection with entering into management contracts for certain hotels. Weak operating income performance at these hotels could give rise to losses under these loans and guarantees.

There are a variety of factors that affect income from properties and real estate values, including government regulations, zoning, tax and eminent domain laws, interest rates and the availability of financing. For example, new or existing zoning or tax laws can make it more expensive and time-consuming to develop real property or expand, modify or renovate properties. When interest rates increase, the cost of acquiring, developing, expanding or renovating real property increases and real property values may decrease as the number of potential buyers decreases. Similarly, as financing becomes less available, it becomes more difficult both to acquire and to sell real property. Under eminent domain laws, governments can expropriate or take real property for less than an owner believes the property is worth. Any of these factors could have a material adverse impact on the results of operations or financial condition, as well as on our ability to make distributions to shareholders. In addition, as our hotel real estate investments are in the luxury and first-class segments and include some properties located outside of North America, they may be relatively difficult to sell in a timely manner.

Our income would also be adversely affected if our properties do not generate revenue sufficient to meet operating expenses, including debt service and capital expenditures.

Failure to obtain new or maintain existing management contracts could adversely affect our results of operations.
Management contracts expire or are acquired, terminated or renegotiated in the normal course of business. We manage hotels for various third party hotel owners under the terms of each property’s management contract. These contracts can generally be terminated by the non-defaulting party upon default in payment or failure to comply with the terms of the contract. Typically, our management contracts are subject to economic performance tests. Failure to meet these tests, maintain standards established in the contract or to meet other terms and conditions of a contract could result in the loss or cancellation of a management contract prior to the expiration of the term. Some management contracts can also be terminated if the owner sells the property to a new owner that does not want to retain the existing contract. In some cases we have made a financial investment in connection with securing a management contract and that investment could be impaired if the contract were to be cancelled or terminated.

In many jurisdictions, in the event of bankruptcy or insolvency proceedings, a hotel management contract may be subject to termination or may not be enforceable against a trustee in bankruptcy or other representative of the owner. In such circumstances, the management company would generally have an unsecured claim for breach of contract against the owner of the property or the estate. Further, in the event of enforcement proceedings by a secured lender to a hotel, a management contract may not be enforceable by us against the lender unless, to the extent permitted by applicable bankruptcy or insolvency laws, the lender has executed a non-disturbance agreement.

Our acquisition, expansion and development strategy may be unsuccessful.
We intend to increase revenues and net income by securing new management agreements, establishing strategic partnerships for new hotel development, acquiring more properties and expanding existing properties. It is not possible to ensure that future management or acquisition opportunities will exist on acceptable terms, that any newly managed or acquired properties will be successfully integrated into our operations or that we will fully realize the intended results of our strategy. We cannot give assurance that we will be able to secure the necessary financing with acceptable terms.

There can be no assurance that we will be able to obtain the necessary additional capital to finance the growth of our business.
The acquisition and expansion of hotels, as well as the ongoing renovations, refurbishment and improvements required to maintain or upgrade existing properties, are capital intensive. Such costs are funded from operating cash flow and financings. The availability of future borrowings and access to the capital markets for financing depends on prevailing market conditions and the acceptability of financing terms offered. There can be no assurance that future debt or equity financings will be available, or available on acceptable terms, in an amount sufficient to fund our needs. In addition, an inability to obtain financing for a project could cause cancellation or short-term interruption of construction or development of projects.

We are subject to a number of risks associated with debt financing.
We are subject to a number of risks associated with debt financing, including the risk that cash flow from operations will be insufficient to meet required payments of principal and interest or to support repayment at maturity. To the extent that we maintain floating rate indebtedness, we are exposed to the risk that interest rates will increase. In addition, the covenants contained in our loan and credit facilities imposes limitations on our ability to acquire and dispose of assets among other things.

Moreover, there can be no assurance that we will be able to repay or refinance existing indebtedness when it matures or that the terms of refinancing will be favorable. Our leverage may have important consequences. For example, our ability to obtain additional financing for acquisitions, working capital, capital expenditures or other purposes may be impaired or financing may not be available on favorable terms. A substantial decrease in operating cash flow or an increase in expenses could make it difficult for us to meet our debt service requirements and force us to modify our operations. If we incur higher levels of debt than some of our competitors, we will be placed at a competitive disadvantage.

Covenants in our financing agreements could limit our discretion in operating our businesses and could limit our ability to pay dividends.
Our financing agreements contain covenants that include limits on the occurrence of additional secured debt, limits on liens on property, minimum EBITDA to interest coverage ratios, maximum debt to EBITDA ratios and limits on mergers, asset sales and capital expenditures. Future financing agreements may contain similar or more restrictive provisions and covenants. A default may occur if we fail to comply with the restrictions in our financing agreements. A default could allow creditors to accelerate the related debt as well as any other debt to which a cross-acceleration or cross-default provision applies. A default could also allow creditors to foreclose on the properties securing such debt or restrict the payment of dividends. Credit facilities typically require the provision of cash deposits, repayment of funds or cash flow sweeps when financial covenants are not met.

We are subject to potential liabilities arising from future claims against Canadian Pacific Limited.
Our predecessor corporation was Canadian Pacific Limited (“CPL”). When CPL reorganized in 2001, each of the entities which resulted from that reorganization indemnified us against any claims which arose prior to the reorganization in their respective businesses. As the successor to CPL we may become subject to potential liabilities arising from future claims against our predecessor corporation, some of which may be subject to these indemnities and others of which may arise out of our business. To the extent that material liabilities in respect of these obligations arise and the scope of existing indemnities in favor of CPL is insufficient, these liabilities could have an adverse effect on our business.

We are subject to certain potential liquidity limitations as a result of our unfunded pension liabilities being backed by letters of credit.
We are subject to certain potential liquidity limitations as a result of our unfunded pension liabilities being backed by letters of credit. We have issued letters of credit in respect of our unfunded pension liabilities. These letters of credit have been issued pursuant to the terms of our revolving credit facilities, with the result that our available liquidity under such facilities has been reduced by the amount of these letters of credit. As a result of this reduced liquidity, there is a risk that should we need more liquidity than the amount available under these facilities, we may not be able to access that liquidity quickly or on favorable terms or at all. If this resulted in our being unable to fund our ongoing obligations as they become due, this could have an adverse effect on our business. In addition, the terms of our revolving credit facilities contain financial covenants and other covenants that, if violated, could require immediate repayment of amounts outstanding under the letters of credit in respect of our unfunded pension liabilities.

Currency fluctuations may have a material adverse effect on our financial statements.
We currently have hotel management and ownership operations in eight countries: Canada, the United States, Mexico, Bermuda, Barbados, the United Arab Emirates, the United Kingdom and Monaco. We record financial results for the operations in each country in the local currencies while reporting consolidated financial results in U.S. dollars. As a result, our earnings and financial position are affected by foreign exchange rate fluctuations, specifically changes in the value of the U.S. dollar, through translation risk and transaction risk. Translation risk is the risk that financial statements for a particular period, or at a certain date, depend on the prevailing exchange rate of the local currencies against the U.S. dollar. Transaction risk is the risk that the exchange rate at which a transaction is initially recorded will be different from the rate at which it is settled. We endeavor to match foreign currency revenues, costs, assets and liabilities to provide a natural hedge against translation and transaction risks. However, there can be no assurance that these measures will be effective in the management of these risks.

Currency fluctuations may have a material adverse effect on our operations.
A significant increase in the value of a currency in the countries where we operate can have an adverse effect on demand for lodging at our hotels in those countries. For example, the increase in the Canadian dollar compared to the U.S. dollar in 2004 had a significant effect on U.S. travel to Canada while encouraging Canadians to travel abroad.

The lodging industry is subject to significant regulation.
We are subject to numerous laws and regulations in every jurisdiction in which we operate, including those related to the preparation and sale of food and beverages, such as health and liquor licensing laws. Our properties are also subject to laws and regulations governing relationships with employees such as those covering minimum wages, maximum working hours, overtime, working conditions, hiring and terminating employees and work permits. Furthermore, the success of our strategies to expand existing properties, acquire new properties or to open newly-constructed properties is contingent upon, among other things, receipt of the required licenses, permits and authorizations, including local land use permits, building and zoning permits, health and safety permits and liquor licenses.

Changes or concessions required by regulatory authorities could involve significant additional costs and delay or prevent completion of the construction or opening of a project or could result in the loss of an existing license. As a result of the geographic diversity of our businesses, these regulatory matters arise in a number of jurisdictions, many of which have distinctive regulatory regimes.

Under the United States’ Americans with Disabilities Act, or ADA, and similar state legislation, all public accommodations in the U.S. are required to meet various requirements related to access and use by disabled persons. If a U.S. court or administrative agency determines that any of our U.S. hotels are not in compliance with the ADA, the result could be a judicial or administrative order requiring compliance, imposition of a fine or an award of damages to private litigants, including possible class damages. We have responsibilities under the ADA for both our owned and managed hotels in the United States. Under the management agreements for our managed hotels in the U.S., costs associated with the ADA are generally borne by the owner. However, any adverse rulings could have an adverse effect on the fees we earn on such management contracts.

Operations are subject to laws and regulations relating to environmental matters.
As the current or previous owner or manager of a hotel, we could be liable for the clean up of contamination and other remedial actions under various laws, ordinances and regulations relating to environmental matters. These laws, ordinances and regulations often impose liability without regard to whether the owner or operator knew of, or was responsible for, the condition requiring the environmental response.

The presence of contamination from hazardous or toxic substances, or the failure to remedy a contaminated property properly, may affect an owner’s ability to sell or rent the property, to use the property for its intended purpose, or to use the property as collateral when borrowing. In addition, as we arrange for the disposal or treatment of hazardous or toxic substances, we may be liable for the cost of removal or remediation of substances at the disposal or treatment facility, regardless of whether the facility is or was owned or operated by us. Environmental laws require abatement or removal of certain asbestos-containing material in the event of damage, demolition or renovation. We have an asbestos abatement program and continue to manage these materials in many of our hotels.

Laws and regulations change over time and we may become subject to more stringent environmental laws and regulations and face broader environmental liability under common law. We are not aware of any potential material environmental liabilities for which we will be responsible with respect to any of the properties which we currently or previously managed or owned, but such liabilities may exist and may be material.

Operations may be adversely affected by extreme weather conditions and the impact of natural or other disasters.
We operate properties in a variety of locations. Some of these properties experience extreme weather conditions that can affect the hotels as well as customer travel. From time to time, this can have a significant adverse financial impact on our properties or the regions in which they are located. Properties are also vulnerable to the effects of destructive forces, such as earthquakes, hurricanes, fire, storms and flooding. For example, our properties in Bermuda suffered extensive hurricane damage in September 2003 resulting in $9 million of uninsured costs. Although our properties are insured against property damage, damages resulting from acts of God or terrorism may exceed the limits of the insurance coverage or be outside the scope of the coverage.

There is a great deal of competition in the lodging industry.
There is intense competition between the operators of luxury and first-class hotels to attract guests. Competition for guests is based primarily on brand name recognition, convenience of location, quality of the property, room rates and the diversity and quality of food, services and amenities offered. Demographic, political or other changes in one or more of our markets could adversely affect the convenience or desirability of our properties. We also compete for employees. We also compete for management contracts and acquisition opportunities with other luxury and first-class hotel managers and owners who may have substantially greater financial resources. This competition may have the effect of reducing the number of investment opportunities available to us and increasing our cost to acquire management contracts or properties.

Our ability to operate our properties may be adversely affected if our relationship with employees were to deteriorate.
Relations with employees in various countries, including approximately 14,000 employees represented by 28 labor unions, could deteriorate due to disputes related to such issues as wage or benefit levels or our response to changes in government regulation of workers and the workplace. Our operations rely heavily on employees, whether they are employed directly or supervised by Fairmont or Delta, and the employees’ ability to provide high-quality personal service to guests. Any labor shortage due to competitive pressures or stoppage caused by disagreements with employees, including those represented by labor unions, could adversely affect our ability to provide these services and could result in the temporary closure of a particular hotel, reduce occupancy and room revenue or potentially damage our reputation.

Our internal control over financial reporting may not be considered effective, which could result in possible regulatory sanctions and a decline in our share price.
We will be required to furnish a report on our internal control over financial reporting with our Annual Report on Form 40-F for the fiscal year ending December 31, 2006. This internal control report will contain an assessment by our management of the effectiveness of our internal control over financial reporting (including the disclosure of any material weakness) and a statement that our independent auditors have attested to and reported on management’s evaluation of such internal controls. We are required to, among other things, maintain effective disclosure controls and procedures and internal control over financial reporting.

Ultimately, our internal control over financial reporting may not be considered effective if, among others things:
•	any material weakness in our internal controls over financial reporting exists; or
•	we fail to remediate assessed deficiencies.

Due to the number of controls to be examined, the complexity of the project, and the subjectivity involved in determining the effectiveness of controls, we cannot be certain that all of our controls will be considered effective by management or, if considered effective by our management, that our auditors will agree with such assessment.

In addition, we are required by law to certify each quarter as to the absence of any material deficiency in our internal controls. If we are unable to assert that our internal control over financial reporting is effective, or if our auditors are unable to attest that our management’s report is fairly stated or they are unable to express an opinion on our management’s evaluation, we could be subject to regulatory sanctions and investors could lose confidence in the accuracy and completeness of our financial reports, either of which could have an adverse effect on the market price for our securities.

Vacation ownership is subject to extensive regulation.
We are developing and will operate vacation ownership resorts and are subject to extensive government regulation in the jurisdictions where these resorts will be located, marketed and sold. In addition, the laws of many jurisdictions in which we may sell vacation property grant the purchaser the right to rescind the purchase contract at any time within a statutory period. Although we believe that we are in compliance with all the relevant laws and regulations related to vacation ownership marketing, sales and operations, changes in those laws and regulations or the determination by a regulatory authority that we are not in compliance could adversely affect our results. If the purchaser of a property defaults, we may not be able to recover all of the marketing, selling and general and administrative costs related to the sale.

We cannot assure investors that a judgment of a United States court for liabilities under U.S. securities laws would be enforceable in Canada, or that an original action can be brought in Canada by investors for liabilities under U.S. securities laws.
We are a Canadian corporation. A majority of our directors and officers are residents of Canada and most of our assets and the assets of our directors and officers are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States on us or our directors and officers or enforce judgments obtained in U.S. courts against FHR or our directors and officers based upon the civil liability provision of U.S. federal or state securities laws. We have been advised by counsel that there is doubt as to whether a judgment of a U.S. court based solely upon the civil liability provision of U.S. federal or state securities laws would be enforceable in Canada against FHR or our directors and officers. There is also doubt as to whether an original action could be brought in Canada against FHR or our directors and officers to enforce liabilities based solely upon U.S. federal or state securities laws.

DESCRIPTION OF CAPITAL STRUCTURE, DIVIDEND POLICY
AND MARKET FOR SECURITIES

Description of Share Capital

FHR’s authorized capital consists of an unlimited number of common shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares. Only common shares have been issued and are outstanding.

Shareholders are entitled to receive notice of and to attend all annual and special meetings of the shareholders of the Corporation and to one vote in respect of each share held at all such meetings. The shareholders are entitled, at the discretion of FHR’s board of directors, to receive out of any or all profits or surplus of FHR properly available for the payment of dividends, any dividend declared by the board and payable by FHR on the shares. The shareholders will participate rateably in any distribution of the assets of FHR upon the liquidation, dissolution or winding-up of FHR or other distribution of its assets among its shareholders for the purpose of winding up its affairs. Such participation will be subject to the rights, privileges, restrictions and conditions attached to any securities of the Corporation issued and outstanding at such time, ranking in priority to the shares upon liquidation, dissolution or winding-up of FHR.

Convertible Senior Notes

On December 8, 2003, FHR issued $270.0 million aggregate principal amount of 3.75% convertible senior notes due December 1, 2023, on a private placement basis, at an issue price of $1,000 per note. Interest on the convertible notes is payable semi-annually in arrears on June 1 and December 1 of each year. FHR may call the convertible notes in exchange for cash after January 20, 2009 for a price equal to 100% of the principal amount of convertible notes accrued plus unpaid interest. Holders may put the convertible notes to FHR in exchange for cash on January 20, 2009, December 1, 2013 and December 1, 2018 at a purchase price equal to 100% of the principal amount of the convertible notes plus accrued and unpaid interest. Upon the occurrence of certain prescribed conditions, holders of the convertible notes will have the right to convert them to common shares at an initial conversion price of approximately $37.73 per common share or 26.5041 common shares per $1,000 principal amount. The convertible notes are senior unsecured obligations and rank equally with all existing and future unsecured and unsubordinated indebtedness of FHR.

Dividend Policy

FHR’s board has established a policy to pay an annual dividend of $0.12 per share, paid semi-annually. The payment of dividends by the Corporation will be dependent upon the financial requirements of FHR to fund future growth, the financial condition of the Corporation and other factors the board may consider appropriate in the circumstances. There can be no assurance that a dividend will be declared in any given year. The following table sets forth dividends declared on the Corporation’s common shares in each of the last three most recently completed fiscal years.

Dividends Per Share
2004	2003	2002
$0.10	$0.07	$0.05

Market for Securities

The shares are listed under the symbol “FHR” on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange. The following table sets forth the reported high and low closing prices and trading volumes of the common shares of FHR on the TSX for the periods indicated.

Month	High (Cdn$)	Low (Cdn$)	Volume Traded

2004/12	42.73	36.55	2,953,155
2004/11	36.93	34.27	1,821,619
2004/10	35.81	33.89	1,642,591
2004/09	36.74	33.55	2,846,091
2004/08	35.47	32.22	3,481,714
2004/07	37.18	33.84	3,495,899
2004/06	36.84	32.97	3,890,663
2004/05	35.67	32.52	2,061,084
2004/04	36.97	32.40	2,703,039
2004/03	35.10	32.12	2,463,146
2004/02	35.45	32.30	2,800,480
2004/01	35.93	33.31	3,241,605

18

DIRECTORS AND EXECUTIVE OFFICERS

Information regarding the Corporation’s directors as of March 28, 2005 can be found at pages 5 to 8 of FHR’s 2005 Management Proxy Circular dated March 1, 2005, which pages, other than the paragraph on page 5 therein relating to Terence P. Badour who is standing for election at FHR’s 2005 Annual Meeting of Shareholders on May 3, 2005, are incorporated herein by reference.

The following are FHR’s executive officers as at March 28, 2005:

William R. Fatt, Chief Executive Officer, Toronto, Ontario, Canada

William R. Fatt, 54, was appointed Chief Executive Officer and a director of FHR on October 1, 2001. In January 1998, he was appointed Chairman and Chief Executive Officer of FHRHI, positions he still holds. Up to October 1, 2001, he was Executive Vice President of CPL. From 1990 to his appointment to FHRHI, Mr. Fatt had been Chief Financial Officer of CPL. He is a Trustee and Vice Chairman of Legacy. He is also a director of EnCana Corporation, Enbridge Inc., Sun Life Financial Services of Canada Inc. and The Jim Pattison Group.

Chris J. Cahill, President and Chief Operating Officer, Oakville, Ontario, Canada

Chris J. Cahill, 51, was appointed President and Chief Operating Officer on October 1, 2001. In October 1999, he was appointed a director, President and Chief Operating Officer of Fairmont, positions he still holds. He was appointed President and Chief Operating Officer for FHRHI in January 1998, positions he still holds. Before his appointment to the position of President and Chief Operating Officer, Mr. Cahill held the position of Executive Vice President, FHRHI, from 1995 to 1997.

John A. Carnella, Executive Vice President and Chief Financial Officer, Toronto, Ontario, Canada

John A. Carnella, 41, was appointed Executive Vice President and Chief Financial Officer effective March 1, 2005. Prior to joining Fairmont, he held positions, including Senior Vice President Finance and Treasurer, with Host Marriott Corporation from 1997.

Terence P. Badour, Executive Vice President, Law and Administration and Corporate Secretary, Toronto, Ontario, Canada

Terence P. Badour, 48, was appointed Senior Vice President, General Counsel and Secretary on October 1, 2001 and assumed his current title in April 2003. He has held various positions of increasing responsibility with Fairmont and its subsidiaries since joining the organization in 1998. He is also Executive Vice President and General Counsel of Legacy Hotels Real Estate Investment Trust.

Michael F. Glennie, Executive Vice President, Real Estate, Toronto, Ontario, Canada

Michael F. Glennie, 54, was appointed Executive Vice President, Real Estate on January 1, 2005. Prior to joining Fairmont, he served as President and Chief Executive Officer of Ripplewood Lodging and President of Phoenix Resort Ltd., a hospitality business focused on acquiring and operating hotels in Japan, from 2001. From 1998 to 2001, he was employed by Boca Resorts, Inc. as President of the Boca Raton Resort & Club and Senior Vice President, Resort Operations.

John M. Johnston, Executive Vice President, Europe & Middle East Division, Dubai, United Arab Emirates

John M. Johnston, 57, was appointed Executive Vice President on October 1, 2001. In October 1999, he was appointed a director of Fairmont, a position he still holds. He was appointed President of Delta in October 1998 following its acquisition by FHRHI, a position he held until being appointed Chairman in January 2003. From 1996 to 1998, Mr. Johnston served as Executive Vice President Operations for Loews Hotels in New York, a hotel management company. From 1990 until 1996, Mr. Johnston was Vice-President, Asia for Four Seasons Hotels Inc., a hotel management company.

19

Thomas W. Storey, Executive Vice President, Development, Toronto, Ontario, Canada

Thomas W. Storey, 48, was appointed Executive Vice President, Business Development and Strategy on October 1, 2001. He joined the Corporation as Executive Vice President, Business Development and Strategy in February 2001. Mr. Storey was with Promus Hotels, a hotel management and ownership company, as Executive Vice President Strategic Planning & Venture Operations from 1998 until 2000 and Executive Vice President Marketing from 1997 to 1998. Prior to joining Promus Hotels, he was Executive Vice President Sales and Marketing at Doubletree Hotels.

John S. Williams, Executive Vice President, Operations, Toronto, Ontario, Canada

John S. Williams, 61, was appointed Executive Vice President, Operations on October 1, 2001. He was appointed Regional Vice President, British Columbia for FHRHI in May 1995 and held the same position for Fairmont’s U.S. and Mexican hotels from September 1998. Mr. Williams was appointed Executive Vice President, Operations of Fairmont in August 2000, a position he still holds.

Timothy J. Aubrey, Senior Vice President, Finance, Willowdale, Ontario, Canada

Timothy J. Aubrey, 39, was appointed Senior Vice President, Finance in December 2002. He has held various positions of increasing responsibility with FHR’s subsidiaries since joining the organization in 1994 including Vice President, Technology of Fairmont.

Additional Disclosure for Directors and Officers

To the knowledge of the Corporation, no director or executive officer of the Corporation is or has been, in the last ten years, a director or executive officer of an issuer that, while that person was acting in that capacity, (a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation, for a period or more than 30 consecutive days, or (c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets except for the following:

Mr. Bachand was a director of Krystal Bond Inc. when it became subject to a cease trade order for failure to file financial statements on April 12, 2002. It has since ceased to operate as a going concern.

Mr. Fatt was a director of Unitel Communications Inc. in 1995 when it made a filing pursuant to the Companies’ Creditors Arrangement Act (Canada). He resigned from the Board in January 1996.

Mr. O’Brien resigned as a director of Air Canada on November 26, 2003. On April 1, 2003, Air Canada obtained an order from the Ontario Superior Court of Justice providing creditor protection under the Companies’ Creditors Arrangement Act (Canada). Air Canada also made a concurrent petition under Section 304 of the U.S. Bankruptcy Code.

20

Shareholdings of Directors and Executive Officers

The directors and executive officers, as a group, beneficially own, either directly or indirectly, or exercised control or direction over less than 1% of any class of voting securities of the Corporation or those of any subsidiaries.

Committees of the Board

Information regarding committees of the Board is incorporated herein by reference from page 9 of FHR’s 2005 Management Proxy Circular.

Material Contracts

The Corporation entered into an indenture dated December 8, 2003 with the Bank of New York, as trustee, under which FHR may issue 3.75% convertible senior notes due 2023 up to an aggregate principal amount of $270.0 million. See “Description of Capital Structure, Dividend Policy and Market for Securities - Convertible Senior Notes” for further information regarding the terms of these notes. A copy of the indenture is available at www.sedar.com.

Legal Proceedings

The Corporation and its subsidiaries are engaged in legal proceedings arising in the ordinary course of business. None of this litigation individually or in the aggregate, however, is expected to have a material adverse effect on the consolidated financial position or results of operations of FHR.

Interests of Experts

The Corporation’s auditors are PricewaterhouseCoopers LLP, Royal Trust Tower, Suite 3000, Toronto-Dominion Centre, 77 King Street West, Toronto, Ontario, M5K 1G8.  The report of PricewaterhouseCoopers LLP on the Corporation’s consolidated financial statements as at December 31, 2004 and December 31, 2003 and for each of the years in the three-year period ended December 31, 2004 has been filed under National Instrument 51-102 with those financial statements.  To the best of their knowledge and belief, PricewaterhouseCoopers LLP and its partners collectively own beneficially, directly or indirectly, less than 1% of the Corporation’s outstanding common shares.

ADDITIONAL INFORMATION

Additional information about FHR is available on the Corporation’s web site at www.fairmont.com, on SEDAR (System for Electronic Document Analysis and Retrieval) at www.sedar.com, and on the U.S. Securities and Exchange web site at www.sec.gov/edgar.

Additional information, including directors’ and executive officers’ remuneration and securities authorized for issuance under equity compensation plans is contained in FHR’s 2005 Management Proxy Circular dated as of March 1, 2005 in connection with its Annual Meeting of Shareholders to be held on May 3, 2005.

Additional financial information is provided in FHR’s consolidated financial statements and Management’s Discussion and Analysis in the 2004 Annual Report of the Corporation for its fiscal year ended December 31, 2004.

21

Copies of the Annual Information Form, the 2005 Management Proxy Circular and the 2004 Annual Report of FHR may be obtained from:

Fairmont Hotels & Resorts Inc.
Corporate Secretary
Canadian Pacific Tower
100 Wellington Street West
Suite 1600, TD Centre
P.O. Box 40, Toronto, Ontario, M5K 1B7

With respect to any document requested from FHR, FHR may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of FHR.

22

Exhibit B
Audited Consolidated Financial Statements
Fairmont Hotels & Resorts Inc.
Consolidated Financial Statements
December 31, 2004
(in millions of U.S. dollars)

February 18, 2005

Auditors’ Report

To the Shareholders of
Fairmont Hotels & Resorts Inc.

We have audited the consolidated balance sheets of Fairmont Hotels & Resorts Inc. as at December 31, 2004 and 2003 and the consolidated statements of income, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Fairmont Hotels & Resorts Inc. as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

/s/ PricewaterhouseCoopers LLP
Chartered Accountants

Toronto, Ontario

February 18, 2005

Comments by Auditors on Canada - United States Reporting Differences

To the Shareholders of
Fairmont Hotels & Resorts Inc.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements such as the consolidation of variable interest entities under United States generally accepted accounting principles as described in note 25(5) to the consolidated financial statements. Our report to the shareholders dated February 18, 2005 is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.

/s/ PricewaterhouseCoopers LLP
Chartered Accountants

Toronto, Ontario

Fairmont Hotels & Resorts Inc.
Consolidated Balance Sheets
As at December 31, 2004 and 2003

(in millions of U.S. dollars)

	2004	2003
	$	$
Assets

Current assets
Cash and cash equivalents	99.1	31.7
Accounts receivable (net of allowance for doubtful accounts of $1.0; 2003 - $0.5)	90.2	64.1
Inventory	15.5	14.2
Prepaid expenses and other	11.2	24.6

	216.0	134.6

Investments in partnerships and corporations (note 6)	90.7	53.1

Investment in Legacy Hotels Real Estate Investment Trust (note 7)	70.0	105.9

Non-hotel real estate	100.3	95.1

Property and equipment (note 8)	1,435.5	1,656.2

Goodwill (note 9)	162.8	132.0

Intangible assets (note 9)	245.0	216.7

Other assets and deferred charges (note 10)	82.3	109.4

	2,402.6	2,503.0

Approved by the Board of Directors

/s/ William R. Fatt         Director        /s/ Robert S. Singer          Director

The accompanying notes are an integral part of these consolidated financial statements.

Fairmont Hotels & Resorts Inc.
Consolidated Balance Sheets …continued
As at December 31, 2004 and 2003

(in millions of U.S. dollars)

	2004	2003
	$	$
Liabilities

Current liabilities
Accounts payable	59.2	57.0
Accrued liabilities	28.0	35.6
Deposits	20.1	25.4
Accrued employee benefits	16.6	3.3
Taxes payable	35.3	21.2
Dividends payable	4.6	3.2
Current portion of long-term debt (note 11)	4.1	117.8

	167.9	263.5

Long-term debt (note 11)	398.0	539.8

Other liabilities	95.7	91.4

Future income taxes (note 12)	90.6	62.4

	752.2	957.1

Shareholders’ Equity (note 13)

Common shares	1,163.1	1,202.2

Other equity	19.2	19.2

Treasury stock	(5.6)	-

Contributed surplus	142.4	142.3

Foreign currency translation adjustments	142.1	104.1

Retained earnings	189.2	78.1

	1,650.4	1,545.9

	2,402.6	2,503.0

Commitments, contingencies and guarantees (note 21)

The accompanying notes are an integral part of these consolidated financial statements.

Fairmont Hotels & Resorts Inc.
Consolidated Statements of Retained Earnings
For the years ended December 31, 2004, 2003 and 2002

(in millions of U.S. dollars)

	2004	2003	2002
	$	$	$

Balance - Beginning of year	78.1	38.5	(19.6)

Net income	155.8	50.7	92.5

	233.9	89.2	72.9

Repurchase of common shares (note 13)	(36.9)	(5.5)	(30.4)

Dividends	(7.8)	(5.6)	(4.0)

Balance - End of year	189.2	78.1	38.5

The accompanying notes are an integral part of these consolidated financial statements.

Fairmont Hotels & Resorts Inc.
Consolidated Statements of Income
For the years ended December 31, 2004, 2003 and 2002

(in millions of U.S. dollars)

	2004	2003	2002
	$	$	$

Revenues
Hotel ownership operations (note 3(d))	654.1	584.9	516.6
Management operations	46.3	37.6	36.1
Real estate activities	31.0	36.3	37.9

	731.4	658.8	590.6

Other revenues from managed and franchised properties	37.3	32.6	27.7

	768.7	691.4	618.3

Expenses
Hotel ownership operations (note 3(e))	474.8	448.8	352.9
Management operations	19.4	15.9	11.3
Real estate activities	25.2	25.8	26.4
General and administrative	29.6	16.5	18.2
Amortization	73.9	67.5	52.4

	622.9	574.5	461.2

Other expenses from managed and franchised properties	38.5	35.1	28.9

	661.4	609.6	490.1

Income (loss) from equity investments (note 15)	(0.2)	(6.9)	17.7

Operating income	107.1	74.9	145.9

Other (income) expenses, net (note 16)	-	2.1	(2.7)

Interest expense, net (note 17)	33.1	33.6	19.1

Gain on sales of investments and hotel assets (notes 5 and 7)	(143.7)	-	-

Income before income tax expense (recovery) and non-controlling interest	217.7	39.2	129.5

Income tax expense (recovery) (note 12)
Current	54.4	12.8	12.0
Future	7.5	(24.3)	23.8

	61.9	(11.5)	35.8

Non-controlling interest	-	-	1.2

Net income	155.8	50.7	92.5

Weighted average number of common shares outstanding (in millions) (note 18)
Basic	78.4	79.2	78.4
Diluted	79.2	80.0	79.7

Basic earnings per common share	1.99	0.64	1.18

Diluted earnings per common share	1.97	0.63	1.16

Dividends declared per common share	0.10	0.07	0.05

The accompanying notes are an integral part of these consolidated financial statements.

Fairmont Hotels & Resorts Inc.
Consolidated Statements of Income
For the years ended December 31, 2004, 2003 and 2002

(in millions of U.S. dollars)

	2004	2003	2002
	$	$	$

Cash provided by (used in)

Operating activities
Net income	155.8	50.7	92.5
Items not affecting cash
Amortization of property and equipment	70.8	64.8	50.0
Amortization of intangible assets	3.1	2.7	2.4
(Income) loss from equity investments	0.2	6.9	(17.7)
Future income taxes	7.5	(24.3)	23.8
Unrealized foreign exchange gain	(20.0)	-	-
Non-controlling interest	-	-	1.2
Gain on sales of investments and hotel assets	(143.7)	-	-
Other	5.9	(11.6)	(22.3)
Distributions from investments	7.1	6.7	15.1
Changes in non-hotel real estate	1.6	13.3	6.9
Changes in non-cash working capital items (note 19)	(17.9)	(0.3)	(10.5)

	70.4	108.9	141.4

Investing activities
Additions to property and equipment	(74.3)	(87.2)	(84.3)
Acquisitions, net of cash acquired (note 4)	-	6.0	(136.0)
Investments in partnerships and corporations (note 6)	(34.6)	(1.6)	(8.9)
Investment in Legacy Hotels Real Estate Investment Trust	-	-	(37.8)
Sales of investments and hotel assets (notes 5 and 7)	442.7	-	-
Issuance of loans receivable	(7.0)	(31.3)	-
Collection of loans receivable	24.2	7.2	-
Investments in intangible assets	(3.2)	-	-
Other	-	-	(1.0)

	347.8	(106.9)	(268.0)

Financing activities
Issuance of long-term debt	115.9	162.7	238.4
Repayment of long-term debt	(380.6)	(423.9)	(43.9)
Net proceeds from issuance of convertible notes	-	262.5	-
Proceeds from exercised stock options	2.9	1.0	4.7
Repurchase of common shares	(84.5)	(16.8)	(73.2)
Dividends	(6.4)	(4.8)	(3.2)

	(352.7)	(19.3)	122.8

Effect of exchange rate changes on cash and cash equivalents	1.9	-	0.1

Increase (decrease) in cash and cash equivalents	67.4	(17.3)	(3.7)

Cash and cash equivalents - Beginning of year	31.7	49.0	52.7

Cash and cash equivalents - End of year	99.1	31.7	49.0

The accompanying notes are an integral part of these consolidated financial statements.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

1	Basis of presentation

Fairmont Hotels & Resorts Inc. (“FHR” or the “Company”) has operated and owned hotels and resorts for 117 years and currently manages properties, principally under the Fairmont and Delta brands. As at December 31, 2004, FHR managed or franchised 82 luxury and first-class hotels and resorts. FHR owns Fairmont Hotels Inc. (“Fairmont”), which as at December 31, 2004, managed 45 luxury properties in major city centers and key resort destinations throughout Canada, the United States, Mexico, Bermuda, Barbados, Monaco and the United Arab Emirates. Delta Hotels Limited (“Delta”), a wholly owned subsidiary of FHR, managed or franchised 37 Canadian hotels and resorts as at December 31, 2004. In addition to hotel and resort management, as at December 31, 2004, FHR had hotel ownership interests ranging from approximately 15% to 100% in 23 properties, operating in Canada, the United States, Mexico, Bermuda, Barbados, Monaco and the United Arab Emirates. FHR also has an approximate 24% equity interest in Legacy Hotels Real Estate Investment Trust (“Legacy”) as at December 31, 2004, which owns 24 hotels and resorts across Canada and the United States. FHR also owns real estate properties that are suitable for either commercial or residential development, and has a vacation ownership product.

2	Summary of significant accounting policies

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The significant differences between Canadian and U.S. GAAP, insofar as they apply to FHR, are described in note 25.

Principles of consolidation

The Company’s consolidated financial statements include the consolidated accounts of FHR and its wholly owned subsidiaries, FHR Holdings Inc. (“FHRHI”), FHR Real Estate Corporation (“FHRREC”), Fairmont, Delta, and FHR Properties Inc.

Foreign currency translation

Foreign currency assets and liabilities of FHR’s operations are translated at the rate of exchange in effect at the balance sheet dates for monetary items and at the historical exchange rates for non-monetary items. Foreign currency denominated revenues and expenses are translated at the exchange rate in effect on the dates of the related transactions. Gains and losses resulting from the translation of assets and liabilities denominated in foreign currencies are included in income.

The accounts of FHR and its self-sustaining subsidiaries, where the functional currency is other than the U.S. dollar, are translated into U.S. dollars using the year-end exchange rate for assets and liabilities and the average exchange rates in effect for the year for revenues and expenses. Exchange gains or losses arising from translation of such accounts are deferred and included in shareholders’ equity as foreign currency translation adjustments.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

Cash and cash equivalents

Cash equivalents consist of short-term investments that are highly liquid and have initial terms to maturity of three months or less.

Inventory

Inventory is comprised of operating supplies including food and beverage, and is valued at the lower of cost and replacement cost.

Long-term investments

FHR accounts for its investment in Legacy and its investments in partnerships and corporations, which are not controlled but over which the Company has significant influence, using the equity method. Investments in partnerships or corporations over which it neither controls nor has significant influence are accounted for using the cost method.

Non-hotel real estate

Non-hotel real estate consists of land held for sale and inventory costs for Fairmont Heritage Place (“FHP”), the Company’s vacation ownership product.

Investments in land held for sale are valued at the lower of cost and net realizable value. Expenditures directly related to non-hotel real estate, such as real estate taxes and capital improvements, are capitalized.

Inventory costs for FHP include construction costs and ancillary costs related thereto. The Company also capitalizes direct costs attributable to the sale of vacation ownership interests (“VOIs”) until revenue recognition commences. If a sales contract is cancelled, unrecoverable direct selling costs are expensed upon cancellation.

            Property and equipment

Property and equipment are recorded at cost. The Company’s policy is to capitalize betterments and replacements and interest incurred during the construction period on new facilities and during the renovation period of major renovations to existing facilities. Interest is capitalized, based on the borrowing rate of debt related to the project, or if no specific financing is obtained, the Company’s average cost of borrowing. Maintenance, repairs and minor renewals and replacements are charged against income when incurred.

Computer system development costs for internal use software are capitalized to the extent the project is expected to be of continuing benefit to the Company.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

Amortization is provided on a straight-line basis at rates designed to amortize the assets over their estimated economic lives. The annual rates of amortization are as follows:

Buildings	40 years
Building equipment	17-25 years
Furniture, fixtures and equipment	5-11 years
Computer software	2-7 years
Vehicles	3-5 years
Leasehold improvements	over the lesser of economic life and the lease term, including options

Goodwill and intangible assets

Goodwill represents the excess of purchase price over the fair value of identifiable assets acquired in a purchase business combination. Intangible assets with indefinite useful lives represent costs that have been allocated to brand names and trademarks. Intangible assets with finite useful lives are costs that have been allocated to management contracts acquired in the acquisitions of Delta and Fairmont, as well as amounts paid to acquire or allocated to individual management contracts.

Goodwill and intangible assets with indefinite useful lives

Goodwill and intangible assets with indefinite useful lives are not amortized but are subject to impairment tests on at least an annual basis, and additionally, whenever events and changes in circumstances suggest that the carrying amount may not be recoverable. Impairment of goodwill is tested at the reporting unit level by comparing the reporting unit’s carrying amount, including goodwill, to the fair value of the reporting unit. The fair values of the reporting units are estimated using a combination of the income or discounted cash flows approach and the market approach, which utilizes comparable companies’ data. If the carrying amount of the reporting unit exceeds its fair value, then a second step is performed to measure the amount of impairment loss, if any. Any impairment loss, measured as the amount by which the carrying value of the reporting unit’s goodwill exceeds its fair value, would be expensed in the consolidated statements of income. The impairment test for intangible assets with indefinite useful lives consists of a comparison of the fair value of the intangible asset with its carrying amount. When the carrying amount of the intangible asset exceeds its fair value, an impairment loss is recognized for the difference.

Intangible assets with finite useful lives

Management contracts acquired in a business combination or through investment interests in companies are recorded at values that represent the estimated present value of net cash flows that, on acquisition, are expected to be received over the estimated lives of the contracts. Other acquired management contracts are recorded at cost. Management contracts are amortized on a straight-line basis, over the weighted average of the fixed, non-cancellable terms and certain renewal periods of the underlying contracts, which range from 20 to 50 years. Management reviews the amortization method and useful life estimates for these intangible assets annually.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

Long-lived assets

Effective January 1, 2003, FHR adopted the recommendations of The Canadian Institute of Chartered Accountants (“CICA”) with respect to accounting for the impairment of long-lived assets. This standard requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets are grouped at the lowest level for which identifiable cash flows are largely independent, when testing for and measuring impairment. Under the standard, a two-step process is used to assess the impairment of long-lived assets held for use, with the first step determining when impairment is recognized and the second step measuring the amount of the impairment. Impairment losses are recognized when the carrying amounts of long-lived assets exceed the sum of the undiscounted cash flows expected to result from their use and eventual disposition and are measured as the amounts by which the long-lived assets’ carrying amounts exceed their fair values. Initial adoption of this standard did not have an impact on FHR’s financial position, results of operations or cash flows.

Also effective January 1, 2003, FHR adopted the CICA recommendations relating to the disposal of long-lived assets and discontinued operations. Subject to certain criteria, long-lived assets and any associated assets or liabilities that management expects to dispose of by sale are reported separately on the consolidated balance sheet and classified as held for sale. Assets held for sale are measured at the lower of their carrying amounts and fair values less costs to dispose and are no longer amortized. A component of FHR that is held for sale is reported as a discontinued operation if the operations and cash flows of the component will be eliminated from ongoing operations as a result of the sale and FHR will not have a significant continuing involvement in the operations of the component after the sale. Initial adoption of this standard did not have an impact on FHR’s financial position, results of operations or cash flows.

Asset retirement obligations

Effective January 1, 2003, FHR adopted the recommendations of the CICA with respect to accounting for asset retirement obligations. This standard requires that the fair value of a liability for an asset retirement obligation be recognized in the year in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently amortized over the asset’s useful life. Adoption of this standard resulted in an increase of $0.7 to other liabilities and property and equipment as at January 1, 2003.

            Income taxes

The Company accounts for income taxes under the liability method. Under this method, future income tax assets and liabilities are recognized based on differences between the bases of assets and liabilities used for financial statement and income tax purposes, using substantively enacted tax rates. The effect of changes in income tax rates on future income tax assets and liabilities is recognized in the year in which the change occurs. Valuation allowances are recorded when it is more likely than not that a future income tax asset will not be realized.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

Financial instruments

Derivative financial instruments such as swaps, options and forward contracts are used by FHR in the management of its foreign currency and interest rate exposures. FHR’s policy is to not use derivative financial instruments for trading or speculative purposes.

Derivative financial instruments periodically qualify as a hedge for accounting purposes. In such cases, at the inception of a hedge, FHR documents the relationship between the hedging instruments and the hedged items. This process includes linking the derivatives to specific assets and liabilities on the consolidated balance sheet or to specific firm commitments or forecasted transactions. FHR assesses the effectiveness of the hedge at the inception and throughout the contract period by considering factors such as the term of the instrument, the notional settlement amount of the derivative as compared to the dollar amount of the item being hedged and any other applicable factors. At the end of each period, FHR records any changes in fair value related to derivative instruments that are no longer deemed to be effective hedging items or do not meet the criteria for hedge accounting in the consolidated statements of income.

FHR designates its interest rate instruments as hedges of the interest expense on the underlying debt. Interest expense on the underlying debt is adjusted to include the payments made or received under the interest rate instruments. Foreign exchange translation gains or losses on foreign currency denominated derivative financial instruments used to hedge anticipated foreign currency cash flows are recognized as adjustments to revenues or expenses, as applicable, when the cash flows are recorded.

Stock-based compensation

Effective January 1, 2003, the Company recognizes compensation expense for stock options granted in the consolidated statements of income using the fair value based method of accounting for all options issued on or after January 1, 2003. Pro forma disclosures of net earnings and earnings per share, as if the fair value based accounting method had been used to account for stock-based compensation for any options granted before January 1, 2003 but on or after January 1, 2002, are provided in note 14. Any cash paid by the employee on the exercise of stock options is added to the stated value of common shares. Compensation expense is recognized for share appreciation rights (“SARs”) for the excess of the market value of a common share over the related option price.

Revenue recognition

Revenues are derived from hotel operations for owned properties, management and incentive fees, real estate sales and certain other revenues from properties managed or franchised by FHR. Hotel ownership operations revenues are generated primarily from room occupancy, and food and beverage services. Management fees comprise a base fee, which is a percentage of the hotel’s revenues, and incentive fees, which are generally based on hotel profitability. Revenue from real estate activities represents the proceeds from sales of undeveloped lands that the Company is holding for sale and sales of the Company’s VOIs. Other revenues from managed properties include reimbursements for direct and indirect costs by the hotel owners for the properties that are managed. These reimbursed expenditures relate primarily to marketing and reservation services performed by the Company under the terms of its hotel management and franchise agreements.

Revenues from hotel operations are recognized when services are provided and ultimate collection is reasonably assured. Management fees, both base and incentive, and other revenues from managed properties are recognized when performance hurdles have been met, in accordance with the terms specified in the related management agreements. Revenues from the sale of real estate are recognized once title has transferred and collection of proceeds is reasonably assured. Revenues related to the sale of VOIs are recognized when a minimum of 10% of the purchase price of an interest has been received in cash, the period of cancellation with refund has expired, receivables are deemed collectible, and certain minimum sales and construction levels have been attained. Revenue related to projects still under construction are recognized under the percentage-of-completion method. For sales that do not meet these criteria, revenue is deferred.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

Use of estimates

The preparation of financial statements and related disclosures in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and contingencies. Estimates are based on historical experience and on other assumptions that are believed at the time to be reasonable under the circumstances. The actual results may differ from those previously estimated. Estimates are used when accounting for items and matters such as amortization, goodwill and intangible asset impairment assessments, income taxes, employee future benefits and contingencies.

Comparative figures

Certain of prior years’ comparative figures have been reclassified to conform with the presentation adopted in 2004.

Changes in accounting policies

Hedging relationships

Effective January 1, 2004, FHR adopted CICA Accounting Guideline 13 (“AcG-13”), “Hedging Relationships,” and Abstract No. 128 of the Emerging Issues Committee (“EIC”), “Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments”(“EIC 128”). AcG-13 provides detailed guidance for the identification, documentation, designation and effectiveness of hedges and also the discontinuance of hedge accounting. EIC 128 requires that any derivative financial instrument not designated within an AcG-13 compliant hedging relationship be measured at fair value with changes in fair value recorded in income. The initial adoption of this accounting guidance did not have an impact on the Company’s consolidated financial statements.

Generally accepted accounting principles and general standards of financial statement presentation

Effective January 1, 2004, the Company adopted the CICA Handbook section 1100, “Generally Accepted Accounting Principles.” The section provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP. Upon adoption of this section, no changes to accounting principles or financial statement presentation were required.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

Recently issued accounting pronouncements

Variable interest entities

In June 2003, the CICA issued a new accounting guideline, Accounting Guideline 15 (“AcG-15”), which requires the consolidation of Variable Interest Entities (“VIEs”) by the primary beneficiary. Revisions to this guideline were published by the CICA in August 2004 to harmonize with the U.S. VIE accounting standard. A VIE is an entity where:

a)	its equity investment at risk is insufficient to permit the entity to finance its activities without additional subordinated support from others and/or where certain essential characteristics of a controlling financial interest are not met; and

b)	it does not meet specified exemption criteria.

The primary beneficiary is the enterprise that will absorb or receive the majority of the VIE’s expected losses, expected residual returns, or both. This guideline is effective for the Company’s first quarter commencing January 1, 2005.

AcG-15 is adopted retroactively. The restatement of prior period financial statements is encouraged, but not required.

The Company has reviewed the impact that this standard will have on its financial statement presentation. Upon the initial adoption of this standard, no changes to financial statement presentation are anticipated.

Liabilities and equity

FHR will adopt the CICA’s new accounting requirements on the classification of financial instruments as liabilities or equity on January 1, 2005. The CICA amended its disclosure requirements surrounding the presentation of financial instruments that may be settled in cash or by an issuer’s own equity instruments, at the issuer’s discretion, as liabilities. This amendment is effective for periods beginning on or after November 1, 2004 with early adoption encouraged. FHR will be implementing this change starting in 2005 and it is not expected to impact the Company’s financial statements.

Determining whether an arrangement contains a lease

The EIC recently issued Abstract 150, “Determining whether an Arrangement Contains a Lease” (“EIC 150”). An entity may enter into certain arrangements comprising a transaction or a series of related transactions that does not take the legal form of a lease but conveys a right to use a tangible asset (e.g., an item of property, plant or equipment) in return for a payment or series of payments. The Company is required to adopt the recommendations of EIC 150 if it enters into affected transactions commencing December 9, 2004. To date, the Company has not entered into any such transactions, but it is possible that future transactions could be affected by this accounting standard.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

Financial instruments - recognition and measurement, hedges, comprehensive income, and equity

In January 2005, the CICA released a new interrelated set of financial standards relating to recognition and measurement of financial instruments, hedging relationships and presentation of equity and comprehensive income. These standards are an attempt to harmonize Canadian and U.S. GAAP with respect to financial instruments and financial statement presentation. The Company will be required to apply these standards no later than the fiscal year ending December 31, 2007. The Company has not yet fully studied the effect that adoption of these standards will have on the consolidated financial statements. However, adoption may eliminate certain reconciling items between Canadian and U.S. GAAP described in note 25 to the consolidated financial statements.

3	Segmented information

FHR has five reportable segments in two core business activities, ownership and management operations. The segments are hotel ownership, investment in Legacy, real estate activities, Fairmont and Delta. Results of operations for individual hotel properties have been aggregated into their respective reportable segments. Hotel ownership consists of real estate interests ranging from approximately 15% to 100% in 23 properties. The investment in Legacy consists of an approximate 24% equity interest in Legacy, which owns 24 hotels and resorts across Canada and the United States. Real estate activities consist primarily of two undeveloped land blocks in Toronto and Vancouver and a vacation ownership product. Fairmont is an international luxury hotel and resort management company and Delta is a Canadian first-class hotel and resort management company. The performance of all segments is evaluated by management primarily on earnings before interest, taxes and amortization (“EBITDA”), which management defines as income before interest, taxes, non-controlling interest, amortization, gain on sales of investments and hotel assets, and other (income) expenses, net. EBITDA includes income from equity investments. Corporate general and administrative expenses, amortization, other (income) expenses, net, interest, income taxes and non-controlling interest are not allocated to the individual segments. Effective in the fourth quarter of 2004, the Company reports Corporate general and administrative expenses separately without allocation to the five reportable segments, which was the case in previous years. Comparative figures have been reclassified to conform to this presentation. All transactions among reporting segments are conducted at fair market value.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

The following tables present revenues, EBITDA, total assets and capital expenditures for FHR’s reportable segments:

	2004

	Ownership			Management			Inter-
	Hotel Ownership	Legacy	Real estate activities	Fairmont	Delta	Corporate general and administrative	segment elimination and other (a)	Total
	$	$	$	$	$	$	$	$

Operating revenues (d)	654.1	-	31.0	54.6	12.8	-	(21.1)	731.4
Other revenues from managed and franchised properties	-	-	-	27.7	9.6	-	-	37.3

								768.7
Income (loss) from investments and other	1.9	(2.1)	-	-	-	-	-	(0.2)
EBITDA (b)	160.1	(2.1)	5.8	40.0	8.0	(29.6)	(1.2)	181.0

Total assets (c)	1,606.9	70.0	100.1	919.6	79.4	-	(373.4)	2,402.6
Capital expenditures	70.1	-	-	4.2	-	-	-	74.3

2003

Ownership			Management			Inter-
Hotel Ownership	Legacy	Real estate activities	Fairmont	Delta	Corporate general and administrative	segment elimination and other (a)	Total
$	$	$	$	$	$	$	$
Operating revenues (d)	584.9	-	36.3	44.2	11.7	-	(18.3)	658.8
Other revenues from managed and franchised properties	-	-	-	24.4	8.2	-	-	32.6

								691.4
Income (loss) from investments and other	1.7	(8.6)	-	-	-	-	-	(6.9)
EBITDA (b)	119.5	(8.6)	10.5	31.3	8.7	(16.5)	(2.5)	142.4

Total assets (c)	1,916.5	105.9	101.8	350.8	75.8	-	(47.8)	2,503.0
Capital expenditures	84.2	-	-	3.0	-	-	-	87.2

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)
	2002

	Ownership			Management			Inter-
	Hotel Ownership	Legacy	Real estate activities	Fairmont	Delta	Corporate general and administrative	segment elimination and other (a)	Total
	$	$	$	$	$	$	$	$

Operating revenues (d)	516.6	-	37.9	41.3	11.4	-	(16.6)	590.6
Other revenues from managed and franchised properties	-	-	-	19.8	7.9	-	-	27.7

								618.3
Income from investments and other	11.3	6.4	-	-	-	-	-	17.7
EBITDA (b)	158.4	6.4	11.5	33.4	8.1	(18.2)	(1.3)	198.3

Total assets (c)	1,879.9	96.4	95.0	285.8	66.0	-	(200.1)	2,223.0
Capital expenditures	80.1	-	-	4.2	-	-	-	84.3

(a)  Operating revenues include management fees that are charged by Fairmont of $20.7 (2003 - $18.0; 2002 - $16.3) and Delta of $0.4 (2003 - $0.3; 2002 - $0.3) to the hotel ownership operations, which are eliminated on consolidation. EBITDA includes expenses not reimbursed relating to marketing and reservation services performed by FHR under the terms of its hotel management and franchise agreements. Total assets have been reduced for the elimination of intersegment loans net of corporate assets.

(b) A reconciliation of aggregate EBITDA of the reportable segments to FHR’s consolidated net income is as follows:

	2004	2003	2002
	$	$	$

EBITDA	181.0	142.4	198.3
Amortization	73.9	67.5	52.4

Operating income	107.1	74.9	145.9
Less:
Other (income) expenses, net	-	2.1	(2.7)
Interest expense, net	33.1	33.6	19.1
Gain on sales of investments and hotel assets	(143.7)	-	-
Income tax expense (recovery)	61.9	(11.5)	35.8
Non-controlling interest	-	-	1.2

Net income	155.8	50.7	92.5

(c)	Hotel ownership assets include $88.3 (2003 - $48.5; 2002 - $64.7) of investments accounted for using the equity method.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

(d)	A breakdown of the Company’s hotel ownership operations revenues are as follows:

	2004	2003	2002
	$	$	$

Rooms revenue	356.2	324.3	288.6
Food and beverage revenue	214.7	182.6	158.1
Other	83.2	78.0	69.9

	654.1	584.9	516.6

(e)	Hotel ownership expenses have been reduced by business interruption insurance proceeds of $10.8 in 2004 and $9.7 in 2003 relating to the impact Hurricane Fabian had on FHR’s two Bermuda Hotels.

Geographical information

	Revenues			Property and equipment

	2004	2003	2002	2004	2003
	$	$	$	$	$

Canada	323.6	300.1	289.8	540.6	520.6
United States	249.6	241.9	163.4	528.7	742.4
Bermuda	98.2	77.8	91.8	231.4	237.7
Mexico	80.8	58.5	58.5	103.4	104.1
Other international	16.5	13.1	14.8	31.4	51.4

	768.7	691.4	618.3	1,435.5	1,656.2

	Goodwill		Intangible assets

	2004	2003	2004	2003
	$	$	$	$

Canada	54.6	50.7	67.9	63.4
United States	80.1	53.2	150.4	150.5
Bermuda	16.3	16.3	2.8	2.8
Mexico	11.8	11.8	5.3	-
Other international	-	-	18.6	-

	162.8	132.0	245.0	216.7

Revenues and assets are allocated to countries based upon the hotels’ geographic locations. There were no other individual international countries comprising greater than 10% of the total revenues or property and equipment, intangible assets and goodwill of the Company as at December 31, 2004, 2003 or 2002.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

4	Acquisitions

Fairmont Hotels Inc.

On August 23, 2004, FHR purchased the remaining 16.5% of outstanding shares of Fairmont from Maritz, Wolff & Co. for $70.0 in cash. FHR now owns 100% of Fairmont. Since 2002, the Company has been consolidating 100% of Fairmont, by previously having recorded an obligation of $69.0 representing the minimum amount a minority shareholder was entitled to receive under a put option. During the year, FHR increased its previously reported goodwill and future income tax balances by $16.7. As a result of this transaction, current portion of long-term debt decreased by $69.0.

On September 23, 2002, FHR increased its investment in Fairmont to 83.5%, through a share exchange with a subsidiary of Kingdom Hotels (USA), Ltd. (“Kingdom”), an affiliate of a trust created by Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud. Kingdom exchanged its 16.5% interest in Fairmont for shares of FHR. FHR issued 2,875,000 common shares at $24.00 per share to Kingdom, equivalent to approximately 3.7% of FHR’s issued and outstanding common shares at the time. The acquisition was accounted for using the step purchase method. The results of Fairmont continued to be included in the consolidated statements of income, and the portion related to non-controlling interest was reduced to 16.5%. The goodwill acquired relates to the Fairmont management operations segment.

The Fairmont Copley Plaza Boston

In February 2003, FHR acquired the remaining 50% equity interest in The Fairmont Copley Plaza Boston from entities controlled by Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud of Saudi Arabia in exchange for the issuance of one million common shares and cash of $8.3. The total purchase price for 100% of The Fairmont Copley Plaza Boston, including the 50% already owned, was approximately $117.0 and was satisfied by the issuance of one million common shares at a fair market value of $21.49 per share, the assumption of a mortgage at $64.5 and cash paid of $30.7. FHR purchased the initial 50% equity interest in the hotel in July 2001 for cash. The acquisition was accounted for using the step purchase method, and 100% of the results of the hotel have been included in the consolidated statements of income from February 10, 2003. The mortgage, secured by substantially all assets and an assignment of auxiliary rents of The Fairmont Copley Plaza Boston, is due on March 5, 2007 and bears interest at floating rates based on LIBOR plus 225 basis points. FHR has entered into an interest rate contract to cap the LIBOR rate at 7.0%.

The total cost of the hotel, including the 50% interest already owned, less cash acquired of $14.8, has been allocated to the tangible assets acquired and liabilities assumed on the basis of their respective estimated fair values on the acquisition date, as follows:

$

Land	25.1
Building	77.8
Furniture, fixtures and equipment	2.5
Long-term debt	(64.5)
Current assets	3.2
Current liabilities	(6.8)

37.3

Fairmont Hotels & Resorts Inc.
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

The purchase prices of the 2002 acquisitions have been allocated to the assets acquired and liabilities assumed on the basis of their respective estimated fair values on the acquisition date. The purchase price allocations are as follows:

	The Fairmont Orchid, Hawaii	Fairmont Hotels Inc.	Total
	$	$	$

Land	25.3	-	25.3
Building	104.9	-	104.9
Furniture, fixtures and equipment	11.3	-	11.3
Goodwill	-	16.7	16.7
Management contracts	-	4.1	4.1
Brand name	-	38.9	38.9
Non-controlling interest	-	26.2	26.2
Future income taxes	-	(16.7)	(16.7)
Working capital deficit assumed	(5.5)	-	(5.5)

	136.0	69.2	205.2

None of the goodwill acquired is deductible for income tax purposes. The management contracts are being amortized over a period of 40 years and the brand name is not being amortized since it is considered to have an indefinite useful life.

5	Sales of investments and hotel assets

The Fairmont Kea Lani Maui

On July 15, 2004, FHR finalized the sale of The Fairmont Kea Lani Maui for cash proceeds of $355.4. The mortgage of $120.0 on this property was repaid. FHR recognized a gain of $67.8 on the sale, net of income taxes of $40.9. The resort is being managed by Fairmont under a long-term management contract.

The Fairmont Glitter Bay

On July 9, 2004, FHR finalized the sale of The Fairmont Glitter Bay for cash proceeds of approximately $31.7. The mortgage of $5.2 on this property was repaid. FHR recognized a non-taxable gain of $7.5 on the sale. The resort is being managed by Fairmont under a long-term management contract.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

6	Investments in partnerships and corporations

	2004	2003
	$	$

Accounted for using the equity method	88.3	48.5
Accounted for using the cost method	2.4	4.6

	90.7	53.1

In September 2002, FHR invested $8.0 for a 19.9% interest in The Fairmont Sonoma Mission Inn & Spa. FHR committed to advance a loan of $10.0 on normal commercial terms to this hotel and has advanced a total of $10.0 as at December 31, 2004. This investment is accounted for using the equity method.

In April 2004, FHR finalized an agreement to invest $15.6 for a 14.5% interest in The Fairmont Dubai. This investment is accounted for using the equity method due to significant influence obtained through various contractual arrangements. Upon finalization of this agreement, $15.6 was reclassified from “Other assets and deferred charges” to “Investments in partnerships and corporations.” Also, $6.8 was reclassified from “Other assets and deferred charges” to “Intangible assets” relating to a management contract for The Fairmont Abu Dhabi Resort & Villas, a property being constructed in the United Arab Emirates. The resort will be managed by Fairmont under a long-term management contract.

In December 2004, FHR invested $19.8 in cash for a 25% interest in a partnership with Kingdom Hotels and the Bank of Scotland and a management contract. The partnership, FHR European Ventures LLP, purchased the Monte Carlo Grand Hotel in Monaco in December 2004. The investment is accounted for using the equity method due to significant influence through contractual arrangements. The property is being managed by Fairmont under a long-term management contract. Based on the relative fair value of the management contract, approximately $7.1 of the $19.8 was allocated to intangible assets relating to the management contract.

In December 2004, FHR invested $10.0 for an approximate 14% equity interest in an entity named Nile City for Hotels and Tourism and a management contract. Nile City for Hotels and Tourism retains the investment in a hotel property that is being constructed in Cairo, Egypt. The investment is accounted for using the equity method due to significant influence through contractual arrangements. The resort will be managed by Fairmont under a long-term management contract. Based on the relative fair value of the management contract, approximately $4.7 of the $10.0 was allocated to intangible assets relating to the management contract.

FHR entered into an agreement to invest $10.0 for a 19.9% interest in The Fairmont Mayakoba, Riviera Maya and a management contract. This investment is accounted for using the equity method due to significant influence through contractual arrangements. The resort will be managed by Fairmont under a long-term management contract. As at December 31, 2004, FHR had invested $4.3. Based on the relative fair value of the management contract, approximately $2.8 was allocated to intangible assets relating to the management contract.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

7	Investment in Legacy Hotels Real Estate Investment Trust

On September 13, 2004, FHR sold 12,000,000 units of Legacy for $63.0 in cash and recognized a gain of $27.5. The sale did not give rise to any taxes payable. The sale of these units decreased FHR’s equity investment in Legacy to 23.7% from 35.2%.

As at December 31, 2004, the Company owned 9,939,143 (2003 - 21,939,143) units and all 14,700,000 (2003 - 14,700,000) exchangeable shares of a subsidiary corporation of Legacy, representing a 23.7% ownership interest (2003 - 35.2%). The Company accounts for its investment in Legacy under the equity method. The exchangeable shares are entitled to a per share dividend equal to the ordinary distribution by Legacy to its unitholders, less taxes payable by a subsidiary of Legacy as a result of paying these dividends. After a minimum holding period of five years, ending January 31, 2006, each exchangeable share is redeemable by FHR at the fair market value of a Legacy unit. The redemption shall be satisfied by the delivery of one unit for each share exchanged. The exchangeable shares are tied to voting certificates issued by Legacy that are entitled to one vote each under voting certificates at meetings of Legacy unitholders. Based on the December 31, 2004 closing unit price of Legacy, the market value of the Company’s investment in units and exchangeable shares was approximately $146. The Company does not guarantee any of Legacy’s debt.

The Company holds options to acquire 2,962,224 units of Legacy at an exercise price of Cdn$9.80 per unit. The options are fully vested, exercisable and expire in 2007.

The following selected consolidated financial information of Legacy has been prepared in accordance with Canadian GAAP. The accounts have been translated to U.S. dollars using the exchange rates in effect at December 31.

	2004	2003
	$	$

Assets
Current assets	73.2	62.1
Property and equipment	1,471.4	1,423.2
Other assets	54.5	49.1

	1,599.1	1,534.4

Liabilities and Equity
Current liabilities	71.6	117.7
Long-term debt	723.3	627.1
Other liabilities	50.1	47.7
Non-controlling interest	96.1	92.4
Unitholders’ interest	658.0	649.5

	1,599.1	1,534.4

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

Summarized operating results of Legacy for the years ended December 31:

	2004	2003	2002
	$	$	$

Revenues	579.1	474.2	412.5

Operating expenses	397.3	336.3	272.6
Other expenses	134.3	98.1	76.2
Interest expense, net	54.6	50.7	31.0

	586.2	485.1	379.8

Income (loss) before income taxes and non-controlling interest	(7.1)	(10.9)	32.7
Income tax recovery	(5.5)	(5.4)	(4.2)
Non-controlling interest	(0.2)	(0.8)	6.5

Net income (loss)	(1.4)	(4.7)	30.4

The carrying value of the Company’s investment in Legacy differs from the Company’s share of the underlying equity in net assets due to adjustments that are made to conform Legacy’s accounting policies with those of the Company and an unamortized gain related to the transfer of properties in previous years, between the Company and Legacy.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

8	Property and equipment

	2004

	Cost	Accumulated amortization	Net
	$	$	$

Land and land improvements	180.2	(0.9)	179.3
Buildings and leasehold improvements	702.7	(87.3)	615.4
Buildings on leased land	592.4	(124.6)	467.8
Furniture, fixtures and equipment	357.9	(196.9)	161.0
Construction-in-progress	12.0	-	12.0

	1,845.2	(409.7)	1,435.5

	2003

	Cost	Accumulated amortization	Net
	$	$	$

Land and land improvements	237.2	(0.7)	236.5
Buildings and leasehold improvements	830.7	(82.2)	748.5
Buildings on leased land	555.6	(103.0)	452.6
Furniture, fixtures and equipment	337.6	(159.6)	178.0
Construction-in-progress	40.6	-	40.6

	2,001.7	(345.5)	1,656.2

Interest capitalized as a cost of property and equipment totalled $0.7 in 2004 (2003 - $0.8; 2002 - $0.1).

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

9	Goodwill and intangible assets

Goodwill by reportable segment

	Hotel ownership	Legacy	Real estate activities	Fairmont	Delta	Total
	$	$	$	$	$	$

Balance as at January 1, 2003	79.3	-	-	23.9	19.8	123.0
Currency translation	4.7	-	-	-	4.3	9.0

Balance as at December 31, 2003	84.0	-	-	23.9	24.1	132.0
Goodwill from business acquisition	10.4	-	-	16.7	-	27.1
Currency translation	2.0	-	-	-	1.7	3.7

Balance as at December 31, 2004	96.4	-	-	40.6	25.8	162.8

	2004	2003
	$	$

Intangible assets subject to amortization
Management contracts (note 6)	111.8	82.6
Accumulated amortization	(19.3)	(13.9)

	92.5	68.7
Intangible assets not subject to amortization
Brand names	152.5	148.0

	245.0	216.7

Intangible assets subject to amortization are amortized on a straight-line basis over their estimated useful lives, which range from 20 to 50 years. Amortization expense related to intangible assets subject to amortization was $3.1 in 2004 (2003 - $2.7; 2002 - $2.4). Amortization expense relating to the above intangible assets subject to amortization is expected to be $3.1 in each of the fiscal years 2005 through 2009.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

10	Other assets and deferred charges

	2004	2003
	$	$

Long-term advances	41.1	72.8
Pension asset	21.8	18.0
Deferred charges	15.7	11.0
Restricted cash	-	2.4
Other	3.7	5.2

	82.3	109.4

Long-term advances bear interest at rates between three-month LIBOR plus 0.25% and one-month LIBOR plus 4.5%. They mature between February 2008 and November 2009. A portion of the long-term advances will be forgiven if the Company receives a hotel management contract from the loan holder prior to
February 2008. Deferred charges consist primarily of deferred development costs associated with potential management contracts and deferred debt issuance costs. Restricted cash was used for certain capital expenditures.

11	Long-term debt

	2004	2003
	$	$

3.75% convertible senior notes (1)	254.7	251.1
Revolving credit facility, due March 2007 (2)	33.1	-
Revolving credit facility, due September 10, 2004 (2)	-	40.5
Revolving credit facility, due March 2005 (2)	-	50.0
Floating-rate mortgage, due March 1, 2006 (3)	-	120.0
Floating-rate mortgage, due March 5, 2007 (4)	63.9	65.4
8.84%, notes, due August 1, 2016 (5)	50.4	52.8
7.47% mortgage, due May 21, 2008 (6)	-	5.5
Fairmont put option (7)	-	69.0
Other	-	3.3

	402.1	657.6
Less: Current portion of long-term debt	4.1	117.8

	398.0	539.8

(1)	In 2003, FHR issued $270.0 of convertible senior notes (“Convertible Notes”). The net proceeds of the issuance, after deducting offering expenses and underwriters’ commission were $262.5. The Convertible Notes were allocated between debt and equity elements and classified separately in the consolidated balance sheets. The debt element was calculated by discounting the stream of future payments of interest and principal at the prevailing market rate for a similar liability that does not have an associated conversion feature. Upon issuance, $250.8 was recorded as long-term debt with the balance recorded in other equity (note 13). The long-term debt amount will increase to the face value of the debt over a five-year period. The Convertible Notes mature on December 1, 2023 and bear interest of 3.75% per annum. Interest on the Convertible Notes is payable semi-annually in arrears on June 1 and December 1 of each year. FHR may call the Convertible Notes in exchange for cash any time after January 20, 2009 for a price equal to 100% of the principal amount of Convertible Notes plus accrued and unpaid interest. Holders may put the Convertible Notes to FHR in exchange for cash on January 20, 2009, December 1, 2013 and 2018, at a purchase price equal to 100% of the principal amount of the Convertible Notes plus accrued and unpaid interest. Upon occurrence of certain prescribed conditions, holders of the Convertible Notes will have the right to convert them to common shares at an initial conversion price of approximately $37.73 per common share. The conversion price is subject to adjustment under certain circumstances. The Convertible Notes are senior unsecured obligations and rank equally with all existing and future unsecured and unsubordinated indebtedness of FHR. As required under the terms and conditions of the Convertible Notes, the debt and the common shares issuable upon conversion of the Convertible Notes were registered on Form F-10 with the United States Securities and Exchange Commission on April 6, 2004.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

(2)	The interest rate is floating and is calculated based on bankers’ acceptance, LIBOR or prime rate, plus a spread. The weighted average interest rate as at December 31, 2004 was 4.2%. These facilities are unsecured, and contain financial covenants with respect to debt levels and interest coverage. As at December 31, 2004, this balance included $40.0 of debt denominated in Canadian dollars.

(3)	The interest rate is the greater of 4.25% and LIBOR plus 310 basis points. FHR had entered into an interest rate contract to cap the LIBOR rate at 9.0%. The mortgage was secured by substantially all assets and an assignment of auxiliary rents of The Fairmont Kea Lani Maui.

(4)	The interest rate is floating and is based on LIBOR plus 2.25%. FHR has entered into an interest rate contract to cap the LIBOR rate at 7.0% until March 6, 2006. The mortgage is secured by substantially all of the property and equipment and assignment of auxiliary rents of The Fairmont Copley Plaza Boston, and is non-recourse to FHR except for approximately $31.8, which FHR has guaranteed until such time that certain financial covenants are met.

(5)	The 8.84% notes are secured by substantially all property and equipment and assignment of rents of The Fairmont Scottsdale Princess.

(6)	The 7.47% mortgage was secured by substantially all property and equipment and a floating charge over other assets of The Fairmont Royal Pavilion and The Fairmont Glitter Bay.

(7)	A minority shareholder held shares in Fairmont with the ability to be put to FHR for $69.0 at any time prior to October 1, 2004.

The principal repayments pursuant to the loan agreements are as follows:

$

2005	4.1
2006	4.3
2007	97.1
2008	3.4
2009	3.7
Thereafter	289.5

402.1

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

12	Income taxes

The provision for (recovery of) income taxes is as follows:

	2004	2003	2002
	$	$	$

Pre-tax income
Canada	32.1	14.4	84.7
Foreign	185.6	24.8	44.8

	217.7	39.2	129.5

Current income tax expense
Canada	2.3	5.0	7.2
Foreign	52.1	7.8	4.8

	54.4	12.8	12.0

Future income tax expense (recovery)
Canada	0.3	(25.9)	20.3
Foreign	7.2	1.6	3.5

	7.5	(24.3)	23.8

	61.9	(11.5)	35.8

The Company’s effective income tax expense and the provision (recovery) reconciled to the statutory tax rate is as follows:

	2004	2003	2002
	$	$	$

Provision (recovery) at Canadian statutory rates	80.5	14.5	53.0
Foreign tax rate differentials	(3.0)	(3.8)	(4.6)
Large corporations tax	1.4	1.6	1.6
Reduction in tax rates	(1.9)	0.4	-
Non-taxable income(1)	(19.8)	(1.5)	(12.2)
Other, including tax reassessments and provisions (2)	4.7	(22.7)	(2.0)

Income tax expense (recovery)	61.9	(11.5)	35.8

(1)	Non-taxable income in 2004 includes the effect from the sale of Legacy units (note 7) and the sale of The Fairmont Glitter Bay (note 5).

(2)	A $24.4 recovery of future income taxes was recorded in 2003 as a result of a favourable tax reassessment.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

Temporary differences

The net future income tax liability in the consolidated balance sheets is comprised of the following:

	2004	2003
	$	$

Future income tax liabilities
Amortizable property and intangibles	148.5	132.3
Other	45.8	55.8
Future income tax assets
Tax loss carry-forwards	(103.7)	(125.7)

Future income tax liability	90.6	62.4

As at December 31, 2004, the Company had the following tax loss carry-forwards available to reduce future taxable income and capital gains:

	Amount	Future income tax assets	Valuation allowance	Net future income tax assets
	$	$	$	$

Non-capital losses
Canada	255.9	92.1	(7.2)	84.9
United States	-	-	-	-
Other	0.8	0.3	(0.3)	-

	256.7	92.4	(7.5)	84.9

Capital losses
Canada	427.9	77.0	(58.2)	18.8

The Company has non-capital losses expiring in the following years:

$

2005	1.1
2006	2.5
2007	34.4
2008	145.8
2009	31.3
Thereafter	41.6

256.7

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

13	Shareholders’ equity

The Company’s articles of incorporation authorize the issuance of an unlimited number of common shares and an unlimited number of first preferred shares and second preferred shares. No preferred shares have been issued.

Common shares

	2004		2003		2002

	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
	(millions)	$	(millions)	$	(millions)	$

Balance - January 1	79.1	1,202.2	78.8	1,191.5	78.6	1,162.4
Issued under stock option plans	0.2	2.9	-	1.0	0.3	4.7
Issued for purchase of The Fairmont Copley Plaza Boston (note 4)	-	-	1.0	21.0	-	-
Issued to Kingdom for shares of Fairmont (note 4)	-	-	-	-	2.9	69.0
Share repurchase plans	(2.9)	(42.0)	(0.7)	(11.3)	(3.0)	(44.6)

Balance - December 31	76.4	1,163.1	79.1	1,202.2	78.8	1,191.5

Under a normal course issuer bid, the Company may repurchase for cancellation up to approximately
7.7 million, or 10%, of its outstanding common shares. The amounts and timing of repurchases are at the Company’s discretion and, under the current program, can be made until October 28, 2005 at prevailing market prices on the Toronto and New York stock exchanges. The cost of the share repurchases have been accounted for as follows:

	2004	2003	2002
	$	$	$

Common shares	42.0	11.3	44.6
Contributed surplus	-	-	0.5
Foreign currency translation adjustments	-	-	(2.3)
Treasury stock	5.6	-	-
Retained earnings	36.9	5.5	30.4

	84.5	16.8	73.2

As at December 31, 2004, 166,100 shares were classified as Treasury stock as they were repurchased prior to December 31, 2004 and cancelled in January 2005.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

Other equity

Upon the occurrence of certain events, holders of the Convertible Notes (note 11) will have the right to convert them to common shares at an initial conversion price of approximately $37.73 per common share.

The Convertible Notes have been allocated between debt and equity elements and are classified separately on the consolidated balance sheets. Upon issuance, $19.2 was recorded as other equity and $250.8 was recorded as long-term debt.

Foreign currency translation adjustments

	2004	2003
	$	$

Balance - January 1	104.1	27.4
Effect of exchange rate changes on non-U.S. dollar denominated net assets	38.0	76.7

Balance - December 31	142.1	104.1

14	Stock-based compensation

The Company has a Key Employee Stock Option Plan (“KESOP”), whereby key officers, employees and consultants of the Company may be granted options to purchase common shares of FHR at a price per share not less than the market value of a common share at the grant date. All options issued to date vest over a four-year period, with 20% vesting at the end of each of the first three years and the remaining 40% vesting after four years. Options expire ten years after the grant date. In the event of a change in control of the Company, all outstanding options are immediately exercisable.

Simultaneously with the grant of an option, the Company may also grant SARs at a rate of one SAR for every two options issued. A SAR entitles the holder to receive payment of an amount equal to the excess of the market value of a common share at the exercise date of the SAR over the related option price. SARs may be exercised no earlier than three years and no later than ten years after the grant date. The exercise of a SAR will result in a reduction in the number of shares covered by an option on a one-for-one basis. The exercise of an option results in a reduction in the number of SARs on the basis of one SAR for each option exercised in excess of 50% of the number of options issued with attached SARs.

As a result of an agreement between FHR and the companies that were distributed pursuant to the Company’s 2001 reorganization, the difference between the strike price and the exercise price of SARs of the discontinued operations held by FHR employees is recognized as an expense by FHR, while the difference between the strike price and the exercise price of FHR SARs held by employees of the discontinued operations is recovered from those companies.

The Company also has a Directors’ Stock Option Plan (“DSOP”) under which non-employee directors of the Company are granted options to purchase common shares of FHR at a price not less than the market value of the share at the grant date. Each non-employee director received an initial grant of 8,000 options and receives an additional 4,000 options on an annual basis. Options are immediately exercisable and expire ten years after the grant date. No options were granted under this plan in 2004 (2003 - 40,000; 2002 - 40,000). In 2004, options were substituted with deferred share units (“DSUs”). Each director received a grant of 2,000 DSUs.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

As at December 31, 2004, 2.2 million options were available for future grants under the KESOP out of the 5.4 million options currently authorized, and 460,000 options were available for future grants under the DSOP out of the 592,000 options currently authorized.

Details of the stock options outstanding are as follows:

	Number of options (thousands)	Weighted average exercise price Cdn$

Outstanding as at December 31, 2001	3,721	25.19
Granted	264	38.63
Exercised	(295)	24.22
Cancelled	(103)	24.78

Outstanding as at December 31, 2002	3,587	26.26
Granted	107	32.34
Exercised	(74)	18.08
Cancelled	(32)	24.44

Outstanding as at December 31, 2003	3,588	26.63
Granted	10	33.68
Exercised	(150)	24.01
Cancelled	(34)	29.28

Outstanding as at December 31, 2004	3,414	26.74

Exercisable as at
December 31, 2002	907	22.24
December 31, 2003	1,523	24.98
December 31, 2004	2,161	25.92

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

Details as at December 31, 2004, of the stock options outstanding are as follows:

Range of exercise prices Cdn$	Number outstanding (thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price Cdn$	Number exercisable (thousands)	Weighted average exercise price Cdn$

$10.90 to $11.96	20	0.4	11.70	20	11.70
$14.84 to $20.09	316	4.2	15.79	316	15.79
$26.25 to $37.93	3,042	6.9	27.73	1,789	27.44
$40.40 to $49.30	36	7.3	47.32	36	47.32

	3,414	6.7	26.74	2,161	25.92

During 2004, $2.6 (2003 - $(0.3); 2002 - $0.9) was expensed (recovered) for outstanding SARs, and $0.1 (2003 - $0.4; 2002 - nil) was expensed relating to the issuance of options. Contributed surplus increased by $0.1 (2003 - $0.4; 2002 - nil) relating to the stock option expense in 2004.

Assuming FHR elected to recognize the cost of its stock-based compensation based on the estimated fair value of stock options granted on or after January 1, 2002 and before January 1, 2003, net income and basic and diluted earnings per share would have been:

	2004	2003	2002
	$	$	$

Reported net income	155.8	50.7	92.5
Net income assuming fair value method used	155.4	50.1	92.1

Assuming fair value method used
Basic earnings per share	1.98	0.64	1.17
Diluted earnings per share	1.96	0.63	1.16

The weighted average fair value of options granted during 2004 was Cdn$7.52 per option (2003 - Cdn$10.12; 2002 - Cdn$12.73). The fair value of each option granted was calculated at the respective grant date of each issuance using the Black-Scholes option pricing model with the following weighted average assumptions:

	2004	2003	2002

Expected dividend yield	0.2%	0.3%	0.2%
Expected volatility	26%	36%	41%
Risk-free interest rate	3.12%	4.2%	3.9%
Expected option life in years	3.3	3.6	3.4

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)
15	Income (loss) from equity investments

	2004	2003	2002
	$	$	$

Equity income (loss)
Partnerships and corporations	(0.6)	(1.1)	2.8
Legacy	(2.1)	(8.6)	6.4
Amortization of deferred gain on sale of property and equipment to Legacy	2.5	2.8	8.5

	(0.2)	(6.9)	17.7

16	Other (income) expenses, net

	2004	2003	2002
	$	$	$

Foreign currency exchange loss	-	2.1	-
Corporate and other reorganization expenses	-	-	2.2
Other	-	-	(4.9)

	-	2.1	(2.7)

Total foreign currency losses (gains) included in net income were $1.9 (2003 - $4.5; 2002 - $(0.8)).

Reorganization expenses for 2002 include charges relating to SARs for former employees of Canadian Pacific Limited (“CPL”).

Corporate expenses were costs associated with the corporate activities performed by CPL for its subsidiaries, including FHRHI, prior to October 1, 2001. The majority of these activities have been eliminated subsequent to October 1, 2001.

17	Interest expense, net

	2004	2003	2002
	$	$	$

Long-term debt	32.4	22.1	20.9
Short-term debt	4.5	16.0	1.2

	36.9	38.1	22.1
Less
Interest income	3.1	3.7	2.9
Interest capitalized	0.7	0.8	0.1

	33.1	33.6	19.1

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

18	Net income per common share

Basic net income per common share is determined by dividing net income by the weighted average number of common shares outstanding. Diluted net income per common share reflects the potential dilutive effect of stock options granted under the Company’s option plans, as determined under the treasury stock method.

	2004	2003	2002
	(millions)	(millions)	(millions)

Weighted average number of common shares outstanding - basic	78.4	79.2	78.4
Dilutive effect of stock options	0.8	0.8	1.3

Weighted average number of common shares outstanding - diluted	79.2	80.0	79.7

19	Supplemental cash flow disclosure

(a)	Changes in non-cash working capital items related to operations:

	2004	2003	2002
	$	$	$

Decrease (increase) in current assets
Accounts receivable	(22.7)	4.3	1.5
Inventory	(1.2)	-	(0.6)
Prepaid expenses and other	3.7	3.9	(2.0)
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	(1.1)	(8.9)	(12.6)
Taxes payable	3.4	0.4	3.2

Increase in non-cash working capital balances related to operations	(17.9)	(0.3)	(10.5)

(b)	Cash payments made during the year on account of:

	2004	2003	2002
	$	$	$

Interest paid	39.2	36.2	25.3
Income taxes paid	54.4	17.8	21.8

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

(c)	Non-cash investing and financing activities:

	2004	2003	2002
	$	$	$

Issuance of common shares on acquisitions	-	21.0	69.0
Acquisition of Legacy units under its distribution reinvestment plan	-	-	3.4

20	Employee future benefits

The Company has defined benefit pension plans and other post-retirement plans, primarily life insurance and health care coverage, for certain employees. Pension benefits are based principally on years of service and compensation rates near retirement. The costs of these defined benefit pension plans are actuarially determined using the projected benefit method pro-rated on service and management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs. Market-related values are used for calculating the expected return on plan assets. The projected benefit obligation is discounted using a market interest rate at the end of the year on high-quality corporate debt instruments.

For defined benefit pension plans, transitional assets and past service cost due to changes in plan provisions are amortized on a straight-line basis over the expected average remaining service life of employees covered by the various plans. The portion of net actuarial gains and losses in excess of 10% of the greater of the plan obligation and the fair value of plan assets is amortized on a straight-line basis over the expected average remaining service life of the employees covered by the plan. For the two supplemental plans, actuarial gains and losses are taken into income immediately. For defined contribution plans, pension costs equal the Company’s share of the contributions allocated to the employees.

The Company uses a measurement date of December 31 for all of its pension and other post-retirement benefits.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)
Benefit obligations

	2004		2003		2002

Change in benefit obligation	Pension	Other	Pension	Other	Pension	Other
	$	$	$	$	$	$

Benefit obligation - January 1	102.7	2.3	74.5	-	71.1	-
Service cost	2.8	0.1	2.1	0.1	0.9	-
Interest cost	6.4	0.1	5.7	0.1	4.1	-
Plan participants’ contributions	0.2	-	0.2	-	0.2	-
Settlement	(2.6)	-	-	-	-	-
Plan amendments	3.6	-	1.4	-	-	-
Curtailment	(0.8)	-	-	-	-	-
Actuarial loss	4.5	0.3	3.8	0.2	7.4	-
Benefits paid	(7.3)	(0.1)	(7.1)	(0.1)	(11.3)	-
Other	2.5	-	5.7	1.9	1.3	-
Foreign currency exchange rate changes	7.7	0.2	16.4	0.1	0.8	-

Benefit obligation - December 31	119.7	2.9	102.7	2.3	74.5	-

The weighted average assumptions used to determine end of year benefit obligations are as follows:

	2004		2003		2002

	Pension %	Other %	Pension %	Other %	Pension %	Other %

Discount rate	5.7	5.8	6.0	6.0	6.5	N/A
Rate of compensation increase	3.7	N/A	3.5	N/A	3.5	N/A

A 14% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2003 and 10% for 2004. The rate is then assumed to decrease gradually to 5% by 2009 and remain at that level thereafter. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 1% change in assumed health care cost trend would have the following effect for 2004:

	1% increase $	1% decrease $

Effect on post-retirement benefit obligation	0.1	(0.1)
Effect on total service and interest cost	-	-

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)
Plan assets

	2004		2003		2002

Change in plan assets	Pension	Other	Pension	Other	Pension	Other
	$	$	$	$	$	$

Fair value - January 1	88.8	-	72.8	-	86.9	-
Actual return on plan assets	13.0	-	7.2	-	(4.1)	-
Employer contributions	2.8	0.1	2.7	0.1	2.6	-
Plan participants’ contributions	0.2	-	0.2	-	0.2	-
Settlement	(0.9)	-	-	-	-	-
Benefits paid	(7.3)	(0.1)	(7.1)	(0.1)	(11.3)	-
Transfer to defined contribution plan	(3.7)	-	(3.5)	-	(2.2)	-
Other	2.4	-	0.9	-	-	-
Foreign currency exchange rate changes	7.2	-	15.6	-	0.7	-

Fair value - December 31	102.5	-	88.8	-	72.8	-

The asset allocation of the Company’s pension plan assets is as follows:

	Target allocation	Percentage of plan assets as at December 31,

Asset category	2005	2004	2003

Cash	0 - 10%	0%	0%
Debt securities	30 - 40%	49%	42%
Equity securities	50 - 60%	51%	58%

The Company’s investment strategy is to maximize return at an appropriate level of risk in order to minimize its long-term cash contributions and pension expenses. The expected rate of return on pension plan assets was determined by using long-term historic rates of returns for equities, bonds and cash weighted according to the Company’s current investment allocation policies.

Equity securities include no common shares of FHR as at December 31, 2004 (2003 - nil).

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

Funded status

The funded status, reconciled to the amounts reported on the consolidated balance sheets as at December 31, is as follows:

	2004		2003
	Pension	Other	Pension	Other
	$	$	$	$

Fair value of plan assets	102.5	-	88.8	-
Benefit obligation	(119.7)	(2.9)	(102.7)	(2.3)

Funded status	(17.2)	(2.9)	(13.9)	(2.3)
Unrecognized net actuarial loss	23.4	0.5	25.2	0.2
Unrecognized prior service cost	6.7	-	3.8	-
Unrecognized net transitional asset	(25.3)	1.5	(26.9)	1.5
Valuation allowance	(1.8)	-	(2.4)	-

Accrued benefit liability	(14.2)	(0.9)	(14.2)	(0.6)

Amounts recognized in the accompanying consolidated balances sheets:

	2004		2003

	Pension	Other	Pension	Other
	$	$	$	$

Other assets and deferred charges	23.6	-	19.4	-
Other liabilities	(37.8)	(0.9)	(33.6)	(0.6)

	(14.2)	(0.9)	(14.2)	(0.6)

Included in the above accrued benefit obligation and fair value of plan assets as at December 31 are the following amounts in respect of plans that are not fully funded:

		2004	2003

	Pension	Other	Pension	Other
	$	$	$	$

Accrued benefit obligation	73.8	2.9	62.4	2.3
Fair value of plan assets	24.1	-	21.3	-

Underfunded balance	49.7	2.9	41.1	2.3

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

As at December 31, 2004, the Company had issued letters of credit of $57.6 (2003 - $40.8) representing financial guarantees on the above unfunded pension liabilities.

Funding requirements

Employer contributions in 2004 were $2.7 in respect of defined benefit pensions and $0.1 in respect of other benefits.

The date of the most recent funding valuation for the plurality of FHR’s registered plan obligations is January 1, 2004. The next funding valuation for the plurality of the registered plan obligations will be as of January 1, 2007.

Net periodic cost (income)

Components of the Company’s net periodic benefit costs related to the defined benefit pension plans are as follows:

	2004	2003	2002
	$	$	$

Service cost	2.8	2.1	0.9
Interest on liabilities	6.4	5.7	4.1
Actual return on plan assets	(13.0)	(7.2)	4.1
Actuarial (gains) losses	4.5	3.8	7.4
Past service cost	3.3	1.4	-
Curtailment/settlement	0.1	-	-
Difference between actual and expected return	5.9	1.3	(10.4)
Difference between actual and recognized actuarial gains (losses) in year	(2.7)	(2.4)	(4.4)
Difference between actual and recognized past service costs in year	(2.7)	(0.9)	0.2
Amortization of net transion obligation (assets)	(4.0)	(3.5)	(3.2)
Increase (decrease) in valuation allowance	(0.7)	(0.3)	(8.6)
Other adjustments	(0.3)	4.6	-

	(0.4)	4.6	(9.9)

Weighted average assumptions

Discount rate	5.7%	6.5%	6.5%
Expected return on plan assets	7.0%	7.5%	7.5%
Rate of compensation increase	3.7%	3.5%	3.5%

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

Components of the Company’s net periodic benefit costs related to other post-retirement benefits are as follows:

	2004	2003	2002
	$	$	$

Service cost	0.1	0.1	-
Interest cost	0.1	0.1	-
Amortization	0.1	0.1	-
Other	-	0.4	-

	0.3	0.7	-

Weighted average assumptions
Discount rate	5.8%	6.5%	N/A
Health care and other benefits cost trend rates (ultimate)	5.0%	5.0%	N/A

The Company also has a defined benefit plan for certain retirees that is not included in the above tables. This plan relates to former employees and retirees of the Company and predecessor companies that were spun off in 2001. The plan is in the process of being separated into two plans, one of which will be sponsored by a third party. Once this separation occurs, it is the Company’s intention to settle any remaining accrued benefit obligations through the purchase of a non-participating insurance contract. The estimated fair value of plan assets is approximately $112 (2003 - $104) and the projected benefit obligation related to the Company’s portion of this plan is approximately $107 (2003 - $102) as at December 31, 2004. There were no service costs recorded to the Company’s portion of the plan in 2003 or 2004. The expected return on plan assets was greater than the interest cost on the projected benefit obligation. The Company has not recorded any prepaid or accrued benefit cost from this plan. For the years ended December 31, 2004, 2003 and 2002, the service costs of the Company’s portion of this plan were nil and the expected return on plan assets was greater than the interest cost on the projected benefit obligation.

FHR also has defined contribution pension plans. The net expense for such plans, which equals the Company’s required contribution, was $3.3, $2.8 and $1.3 in 2004, 2003 and 2002, respectively.

21	Commitments, contingencies and guarantees

Commitments

In 2004, the Company entered into an agreement associated with The Fairmont Mayakoba, Riviera Maya to commit $10.0 towards an investment in the hotel. As at December 31, 2004, FHR had invested $4.3 in the hotel.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)
As at December 31, 2004, contractual commitments in respect of capital expenditures for wholly owned or leased hotels totalled approximately $9.7.

The Company leases certain land, buildings and equipment under operating leases. Land leases represent ground leases for certain owned hotels and, in addition to minimum rental payments, may require the payment of additional rents based on varying percentages of revenue.

Minimum rentals for operating leases which expire on various dates are as follows:

$

2005	14.6
2006	11.9
2007	11.4
2008	11.1
2009	7.7
Thereafter	46.4

103.1

Rent expense under operating leases amounted to $12.7 in 2004 (2003 - $11.7; 2002 - $9.8).

As at December 31, 2004, unused committed lines of credit for short-term and long-term financing, subject to periodic review, and with various maturities, amounted to approximately $289 on which interest rates vary with bank prime or money market rates. As at December 31, 2004, the Company had issued and undrawn letters of credit of $77.7.

Contingencies

FHR is subject to various claims and legal proceedings with respect to matters such as governmental regulations, income taxes and actions arising out of the normal course of business as a hotel operator. The Company has provided for certain claims and, based on information presently available, management believes that the existing accruals are sufficient. Recoveries expected to be received for insured claims are included in accounts receivable. Any additional liability that may result from these matters and any additional liabilities that may result in connection with other claims are not expected to have a material adverse effect on FHR’s financial position or results from operations.

Guarantees

Significant guarantees that have been provided to third parties include the following:

Debt guarantees

FHR has provided guarantees totalling $12.4 related to debts incurred by certain hotels in which FHR holds a minority equity interest. In the event that one of these hotels fails to meet certain financial obligations, the lenders may draw upon these guarantees. The terms of these guarantees are equal to the terms of the related debts, which are all due on demand. FHR has collateral security on the underlying hotel assets if the guarantees are drawn upon. No amounts have been recorded in the consolidated financial statements for amounts that may be potentially owed under these guarantees.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

Business dispositions

In the sale of all or a part of a business, FHR may agree to indemnify against claims related to the period the business was owned by FHR, in the areas of tax and environmental matters. The terms of such indemnification agreements are subject to certain actions that are under the control of the acquirer and the amount of the indemnification is not limited. The nature of these indemnification agreements prevents FHR from estimating the maximum potential liability that it could be required to pay to counterparties. FHR has accruals in its consolidated financial statements of approximately $27 related to potential claims under the indemnifications made.

Director and officer indemnification agreements

FHR has entered into indemnification agreements with its current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, amounts paid in settlement and damages incurred by the directors and officers as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their service. These indemnification claims are subject to any statutory or other legal limitation period. The nature of the indemnification agreements prevents FHR from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. FHR has purchased directors’ and officers’ liability insurance. No amount has been recorded in the financial statements with respect to these indemnification agreements as no claims are outstanding at this date.

Other indemnification agreements

In the normal course of operations, FHR may provide indemnifications, other than those listed above, to counterparties that would require FHR to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparties as a consequence of a transaction. The terms of these indemnification agreements will vary based upon the contracts. The nature of the indemnification agreements prevents FHR from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

22	Risk management and financial instruments

Financial instruments for which the Company’s carrying amounts differ from fair values are summarized in the following table:

	2004		2003		2002
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
	$	$	$	$	$	$

Long-term debt	402.1	440.1	657.6	663.1	535.5	546.4
Long-term advances	41.1	41.1	72.8	68.3	57.1	57.1

The Company has estimated the fair values of its financial instruments based on appropriate valuation methodologies. However, considerable judgement is necessary to develop these estimates. Accordingly, the estimates presented herein are not necessarily indicative of what FHR could realize in a current market exchange. The use of different assumptions or methodologies may have a material effect on the estimated fair value amounts.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

•	Short-term financial assets and liabilities are valued at their carrying amounts as presented in the consolidated balance sheets, which are reasonable estimates of fair values due to the relatively short period to maturity of these instruments.

•	The fair value of long-term debt relating to mortgages is estimated based on the most favourable rates currently available to the Company for long-term borrowing with similar terms and conditions to those borrowings in place as at the consolidated balance sheet dates. The fair value of long-term debt relating to the Convertible Notes is based on their quoted market value as at the consolidated balance sheet dates.

•	The fair value of long-term advances is estimated based on the most favourable rates currently available to the Company for long-term advances with similar terms and conditions to those advances in place as at the consolidated balance sheet dates.

•	Forward foreign exchange contracts have been fair valued using the year-end foreign exchange rate, due to the relatively short period until settlement.

•	As at December 31, 2003, the carrying amount of the Fairmont put option was considered equal to its fair value due to its relatively short exercise period.

Foreign currency risk management

The Company enters into forward foreign exchange contracts to partially offset the potential of volatility of foreign exchange rates on foreign currency denominated liabilities held in entities with a Canadian dollar functional currency. As at December 31, 2004, the aggregate fair value of the outstanding forward contracts was a liability of $2.8.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

Interest rate risk management

The Company enters into interest rate cap contracts to partially manage interest rate risk. As at December 31, 2004, FHR had outstanding, one interest rate contract to cap LIBOR at 7.0% until March 6, 2006, on the mortgage secured by The Fairmont Copley Plaza Boston. There is no asset or liability recorded with respect to this contract. As at December 31, 2004, the fair market value of the interest rate contract was nominal.

Credit risk management

Credit risk relates to cash and cash equivalents, accounts receivable balances and long-term advances and results from the possibility that a counterparty defaults on its contractual obligation to the Company. This risk is minimized since FHR deals with banks having an appropriate credit rating, performs ongoing credit evaluations of customers and counterparties and maintains allowances for potential credit losses. FHR periodically extends credit in certain circumstances to the owners of managed hotels when new management contracts are signed.

23	Related party transactions

In August 2003 and December 2002, FHR entered into long-term incentive based management contracts with Legacy for The Fairmont Olympic Hotel, Seattle and The Fairmont Washington, D.C., respectively. Transactions under these arrangements have been recorded at the exchange amount, which is the amount established and agreed to by the related parties. In connection with FHR’s securing the management contract on these properties, FHR has agreed to pay an aggregate amount of $18.0 to Legacy over a three-year period. This amount has been accounted for as an intangible asset and is being amortized over the lives of the management contracts. The amortization expense is being applied to reduce revenues from management operations. The current portion of the liability has been recorded in accounts payable and accrued liabilities, while the long-term portion has been recorded as other liabilities. As at December 31, 2004, FHR has a liability due to Legacy of $3.5 in connection with these management contracts.

In connection with Legacy’s acquisitions of The Fairmont Olympic Hotel, Seattle and The Fairmont Washington, D.C., FHR entered into reciprocal loan agreements with Legacy totalling $86.6. The loans mature in October 2008 and October 2013 and bear interest at normal commercial rates payable quarterly in arrears. In the event that either FHR or Legacy does not make its required interest or principal payments, the other party is not required to make its payment either. If such payment has already been made, it must be returned. The loans meet all the requirements for the right of setoff and, as such are presented on a net basis in the consolidated financial statements.

Also, in connection with the acquisition of The Fairmont Olympic Hotel, Seattle, FHR received an acquisition advisory fee from Legacy of $0.7. This amount was included in revenues from management operations in 2003.

FHR had a 25% participation in the first mortgage on The Fairmont Olympic Hotel, Seattle amounting to approximately $10.9 that was fully paid in 2004. In addition, as at December 31, 2003, FHR had a receivable from Legacy of $8.7, which was classified as a loan receivable. This loan was repaid in 2004.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)
In the ordinary course of business, FHR derives management fees and other revenues from certain of its equity-owned investees that are subject to significant influence. All of these management agreements are on normal commercial terms. Transactions with these related parties are recorded at the exchange amount, which is based on the consideration given for the service provided. Such transactions with related parties for the years ended December 31 are summarized as follows:

	2004	2003	2002
	$	$	$

Revenues	46.2	38.7	35.8
Accounts receivable as at December 31	3.0	2.6	3.1

24	Subsequent events

On January 19, 2005, FHR entered into a long-term contract to manage The Savoy Hotel in London, England. FHR had previously agreed to commit approximately $63 (£33.8) to obtain the management contract and to partially fund the acquisition and capital expenditures of the hotel pending the successful sale of the hotel to Bank of Scotland Corporate and a company affiliated with His Royal Highness Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud. On January 19, 2005, FHR paid approximately $54 (£28.8) of the total commitment. A significant portion of this payment is a loan receivable, which is due in 2015 and bears interest at 7.75%.

25	United States accounting policies and reporting

Canadian and United States generally accepted accounting principles

The consolidated financial statements of FHR have been prepared in accordance with Canadian GAAP. The material differences affecting the Company between Canadian GAAP and U.S. GAAP relating to measurement and recognition are explained below, along with their effect on the Company’s consolidated financial statements.

The following is a reconciliation of net income under Canadian GAAP to net income under U.S. GAAP:

	2004	2003	2002
	$	$	$

Net income - Canadian GAAP	155.8	50.7	92.5
Increased (decreased) by
Pension (1)	(2.4)	(1.4)	(1.4)
Post-retirement benefits (2)	-	(0.7)	-
Stock-based compensation (3)	(0.3)	1.4	0.6
Convertible senior notes (4)	3.6	0.3	-
Variable interest entities (5)	-	(1.3)	-
Internal use software costs (6)	-	-	(7.4)

	156.7	49.0	84.3
Future income taxes on above items	(0.5)	1.2	3.6

Net income - U.S. GAAP	156.2	50.2	87.9

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)
Condensed consolidated statements of income (5)

	2004	2003	2002
	$	$	$

Revenues
Hotel ownership operations	1,046.0	584.9	516.6
Management operations	29.9	37.6	36.1
Real estate activities	31.0	33.9	31.9

	1,106.9	656.4	584.6
Other revenues from managed and franchised properties	30.5	32.6	27.7

	1,137.4	689.0	612.3

Expenses
Hotel ownership operations (1)(2)(3)	779.3	448.7	352.9
Management operations	19.4	15.9	12.5
Real estate activities	25.2	24.7	26.2
General and administrative	32.3	17.3	19.6
Depreciation and amortization	110.2	67.5	59.8

	966.4	574.1	471.0
Other expenses from managed and franchised properties	31.7	35.1	27.7

	998.1	609.2	498.7

Income (loss) from equity investments	(0.6)	(6.9)	17.7

Operating income	138.7	72.9	131.3

Other (income) expense, net (7)	-	2.1	(9.1)
Interest expense, net (4)	72.6	33.3	19.1
Gain on sales of investments and hotel assets	(143.7)	-	-

Income before income taxes (recovery) and non-controlling interest	209.8	37.5	121.3

Income tax expense (recovery)	57.1	(12.7)	32.2
Non-controlling interest	(3.5)	-	1.2

Net income	156.2	50.2	87.9

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)
Condensed consolidated statements of income (5)…continued

	2004	2003	2002
	$	$	$

Basic earnings per common share	1.99	0.63	1.12
Diluted earnings per common share(10)	1.89	0.63	1.10

Comprehensive income in accordance with U.S. GAAP (8)
Net income under U.S. GAAP	156.2	50.2	87.9
Other comprehensive income (loss)
Foreign currency translation adjustments	38.0	76.7	7.2
Minimum pension liability adjustment	(6.8)	(4.4)	-
Deferred income taxes	2.7	1.6	-

Comprehensive income	190.1	124.1	95.1

Condensed consolidated balance sheets (5)

The following shows the differences, increases (decreases) to account balances, had the consolidated balance sheets been prepared under U.S. GAAP:

	2004	2003
	$	$

Assets
Accounts receivable	-	(0.9)
Prepaid expenses and other	-	(0.6)
Non-hotel real estate	-	1.7
Intangible assets (2)	(4.8)	(4.5)
Other assets and deferred charges (1)(9)	78.9	81.0

	74.1	76.7

Liabilities and shareholders’ equity
Deposits	-	1.5
Other liabilities (2)	7.8	5.6
Long-term debt (4)(9)	101.9	105.5
Deferred income taxes	(0.3)	(4.3)
Shareholders’ equity
Contributed surplus (3)	2.2	1.9
Other equity (4)	(19.2)	(19.2)
Foreign currency translation adjustments	(142.1)	(104.1)
Retained earnings	(8.5)	(8.5)
Accumulated other comprehensive income (8)	132.3	98.3

	74.1	76.7

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

Condensed consolidated statements of cash flows (5)

	2004	2003	2002
	$	$	$

Cash provided by (used in)

Operating activities
Net income	156.2	50.2	87.9

Items not affecting cash
Depreciation of property and equipment	107.1	64.8	57.4
Amortization of goodwill and intangible assets	3.1	2.7	2.4
(Income) loss from equity investments and other	0.6	6.9	(17.7)
Deferred income taxes	4.8	(25.5)	20.2
Unrealized foreign exchange gain	(20.0)	-	-
Non-controlling interest	(3.5)	-	1.2
Gain on sales of investments and hotel assets	(143.7)	-	-
Distributions from investments	4.9	6.7	15.1
Other	7.5	(10.8)	(21.5)
Changes in non-hotel real estate	1.6	11.6	6.9
Changes in non-cash working capital items	(17.6)	2.3	(10.5)

	101.0	108.9	141.4

Investing activities
Additions to property and equipment	(85.3)	(87.2)	(84.3)
Acquisitions, net of cash acquired	-	6.0	(136.0)
Investments in partnerships and corporations	(34.6)	(1.6)	(46.7)
Sales of investments and hotel assets	422.3	-	-
Issuance of loans receivable	(7.0)	(50.3)	(67.6)
Collection of loans receivable	15.5	7.2	-
Investments in intangible assets	(3.2)	-	-
Other	(13.1)	-	(1.0)

	294.6	(125.9)	(335.6)

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)
Condensed consolidated statements of cash flows (5)…continued

	2004	2003	2002
	$	$	$

Financing activities
Issuance of long-term debt	145.7	181.7	306.0
Repayment of long-term debt	(398.6)	(423.9)	(43.9)
Proceeds from exercise of stock options	2.9	1.0	4.7
Repurchase of common shares	(84.5)	(16.8)	(73.2)
Issuance of convertible debentures	-	262.5	-
Dividends	(6.4)	(4.8)	(3.2)
Other	(3.8)	-	-

	(344.7)	(0.3)	190.4

Effect of exchange rate changes on cash and cash equivalents	1.9	-	0.1

Cash position
Increase (decrease) in cash and cash equivalents	52.8	(17.3)	(3.7)
Cash and cash equivalents - Beginning of year	31.7	49.0	52.7
Cash and cash equivalents - Beginning of year on consolidation of Legacy (5)	14.6	-	-

Cash and cash equivalents - End of year	99.1	31.7	49.0

(1)  Pension accounting

In January 2000, the Company prospectively changed its Canadian GAAP accounting policy for defined benefit pension plans. As a result of this change, all unamortized gains and losses, including prior service costs, were accumulated into a net transitional asset, which is being amortized into income over 11 years, the expected average remaining service life of the employees covered by these plans. Under U.S. GAAP, there was no change in accounting policy and, hence, there is no net transitional asset to be amortized. As a result, the amount of unamortized actuarial gains and losses is different for U.S. and Canadian GAAP.

Under Canadian GAAP, a valuation allowance has been provided for on certain pension assets, whereas under U.S. GAAP, no valuation allowance has been provided.

Under U.S. GAAP, the Company is required to record a minimum pension liability, representing the unfunded accumulated benefit obligation. Accordingly, included in both accrued liabilities and other assets under U.S. GAAP is an additional amount, which cannot be recorded under Canadian GAAP.

(2)   Post-retirement benefits

Post-retirement benefits are covered by the CICA recommendations for accounting for employee future benefits. Consistent with accounting for post-retirement benefits, under Canadian GAAP, the Company amortizes actuarial gains and losses over the average employee service life when such gains and losses exceed 10% of the plan obligation. Under Financial Accounting Standards Board (“FASB”) Statement No. 112, “Employers’ Accounting for Post-employment Benefits,” such gains and losses are included immediately in income.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

            (3)   Stock-based compensation

Under the FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation” (“FAS 44”), compensation expense using variable accounting must be recorded if the intrinsic value of stock options is not exactly the same immediately before and after an equity restructuring. In a prior year, FHR underwent an equity restructuring, which resulted in replacement options in new FHR stock having a different intrinsic value after the restructuring than prior to the restructuring. Canadian GAAP does not require revaluation of these options.

Under Canadian GAAP, effective January 1, 2003, the Company prospectively adopted the new recommendations of the CICA with respect to accounting for stock-based compensation. This standard requires that compensation expense be recognized in the consolidated statements of income using the fair value based method for stock options granted in 2003 onward. Under U.S. GAAP, the Company follows the intrinsic value method of Opinion No. 25 of the Accounting Principles Board. No stock-based compensation cost is reflected in net income under U.S. GAAP as all options granted to employees under these plans have an exercise price equal to the fair value of the underlying common stock on the date of grant.

If the methodology prescribed by FASB Statement No. 123, “Accounting for Stock-Based Compensation” (“FAS 123”), had been adopted, pro forma results for the year ended December 31 would have been as follows:

	2004	2003	2002
	$	$	$

U.S. GAAP net income, as reported	156.2	50.2	87.9
Increase in stock-based compensation if FAS 123 had been adopted	4.1	5.0	6.0

Adjusted net earnings	152.1	45.2	81.9

U.S. GAAP basic earnings per common share
As reported	1.99	0.63	1.12
Adjusted	1.94	0.57	1.04

U.S. GAAP diluted earnings per common share (10)
As reported	1.89	0.63	1.10
Adjusted	1.84	0.57	1.03

The weighted average fair value of common share options granted in 2004 at the time of grant was Cdn$7.52 (2003 - Cdn$10.12; 2002 - Cdn$12.73). The fair value of common share options granted is estimated at the grant date using the Black-Scholes option pricing model with the assumptions disclosed in note 14. Pro forma stock-based compensation expense for a particular year is not necessarily indicative of expenses to be incurred in future years.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

(4)	Convertible senior notes

Under Canadian GAAP, obligations relating to the convertible senior notes have been allocated between debt and equity elements and classified separately on the consolidated balance sheets. The amount recorded in debt will increase by accretion to the face value of the debt over a five-year period.

Under U.S. GAAP, the entire principal amount of the notes was recorded as long-term debt upon inception and therefore, accretion of the long-term debt is not required.

(5)	Variable interest entities

In January 2003, the FASB issued Financial Interpretation (“FIN”) 46, “Consolidation of Variable Interest Entities (“VIEs”), in an effort to expand and clarify existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. For U.S. GAAP, FIN 46 was effective immediately for all enterprises with variable interests in VIEs created after January 31, 2003 and January 1, 2004 for all previously existing variable interest entities. Under FIN 46, if an entity is determined to be a variable interest entity, it must be consolidated by the enterprise that absorbs the majority of the entity’s expected losses if they occur, receives a majority of the entity’s expected residual returns if they occur, or both. On December 24, 2003, the FASB issued a revised FIN 46, defined as FIN 46R.

Commencing January 1, 2004, for U.S. GAAP purposes, the Company was required to consolidate the accounts of all VIEs for which it is the primary beneficiary, as required by FIN 46R. For Canadian GAAP purposes the Company will adopt provisions similar to FIN 46R commencing January 1, 2005. As a result, effective January 1, 2004, the Company commenced consolidating the accounts of Legacy for U.S. GAAP purposes. The Company also reviewed its other management agreements related to hotels that the Company has no other investments in and concluded that such arrangements were not variable interests since the Company is paid commensurate with the services provided and on the same level as other operating liabilities and the hotel owners retain the right to terminate arrangements. The consolidation of Legacy commencing January 1, 2004 had no effect on the Company’s consolidated net income or shareholders’ equity.

On September 13, 2004, FHR sold 12,000,000 units in Legacy reducing its ownership interest to approximately 23.7%. After this disposition of units, FHR is no longer the primary beneficiary of Legacy. The Company’s U.S. GAAP results of operations include the consolidated results of Legacy from January 1, 2004 to September 13, 2004, after which Legacy is being accounted for under the equity method.

(6)	Internal use software

Under Canadian GAAP, computer system development costs for internal use software are capitalized when the project is expected to be of continuing benefit to FHR and otherwise expensed. U.S. GAAP standards require that certain costs of computer software developed for internal use be capitalized and amortized.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

(7)	Extinguishment of debt

In April 2002, the FASB issued Statement No. 145, “Rescission of FASB Statements Nos. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (“FAS 145”). This statement requires the reclassification of gains and losses from the extinguishment of debt from extraordinary items to income from continuing operations, in line with Canadian GAAP requirements.

(8)	Comprehensive income

U.S. GAAP requires the disclosure, as other comprehensive income, of changes in equity during the period from transactions and other events from non-owner sources. Canadian GAAP does not consider comprehensive income. Other comprehensive income includes foreign currency translation adjustments and minimum pension liability adjustments.

(9)	Long-term advances and long-term debt

FHR and Legacy have entered into reciprocal loan agreements, which, under Canadian GAAP, meet all the requirements for a right of offset. Under Canadian GAAP, these loans have been presented on a net basis in the consolidated balance sheets. Under U.S. GAAP, these loans do not qualify for offsetting and are presented separately on the consolidated balance sheets.

(10)	Diluted earnings per common share

The Emerging Issues Task Force has recently issued new accounting guidance, issue 04-08 (“EITF 04-08”), regarding the computation of diluted earnings per share. This guidance requires the inclusion of contingently convertible debt securities (note 11) with a market price trigger to be included in the computation of diluted earnings per common share, as determined under the if-converted method. Canadian GAAP has not issued similar guidance. EITF 04-08 is effective for fiscal periods ending on or after December 15, 2004 with retrospective restatement of previously reported earnings per share.

	2004	2003	2002
	$	$	$

U.S. GAAP net income, as reported	156.2	50.2	87.9
Interest expense adjustment	6.7	0.6	-

Adjusted net earnings	162.9	50.8	87.9

Canadian GAAP diluted common shares outstanding	79.2	80.0	79.7
Dilutive effect of contingently Convertible Notes	7.2	0.6	-

Adjusted diluted common shares	86.4	80.6	79.7

U.S. GAAP diluted earnings per common share	1.89	0.63	79.7

Exhibit C
Management’s Discussion and Analysis

Exhibit D
Consent of Independent Accountants

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F of Fairmont Hotels & Resorts Inc. of our Auditors’ Report and our Comments by Auditors on Canada - United States Reporting Differences dated February 18, 2005 relating to its consolidated balance sheets as at December 31, 2004 and 2003 and its consolidated statements of income, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2004, which appear in this Annual Report on Form 40-F.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants

Toronto, Ontario

February 18, 2005

Exhibit E
Certifications Required by Rule 13a-14(a) of the Securities Exchange Act of 1934

I, William R. Fatt, Chief Executive Officer of Fairmont Hotels & Resorts Inc., certify that:

1.	I have reviewed this annual report on Form 40-F of Fairmont Hotels & Resorts Inc.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

4.
The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the issuer and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)
Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and

5.
The issuer’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of issuer’s board of directors (or persons performing the equivalent functions);

(a)
All significant deficiencies and material weakness in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Date: March 29, 2005	/s/ William R. Fatt
William R. Fatt
Chief Executive Officer

I, John A. Carnella, Chief Financial Officer of Fairmont Hotels & Resorts Inc., certify that:

1.	I have reviewed this annual report on Form 40-F of Fairmont Hotels & Resorts Inc.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

4.
The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the issuer and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)
Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and

5.
The issuer’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of issuer’s board of directors (or persons performing the equivalent function);

(a)
All significant deficiencies and material weakness in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Date: March 29, 2005	/s/ John A. Carnella
John A. Carnella
Chief Financial Officer

Exhibit F
CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
as enacted by Section 906 of the Sarbanes-Oxley act of 2002

In connection with the Annual Report on Form 40-F of Fairmont Hotels & Resorts Inc. (the “Company”) for the period ended December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), we, William R. Fatt, the Chief Executive Officer, and John A. Carnella, the Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, that:

1.	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 29, 2005	/s/ William R. Fatt
William R. Fatt
Chief Executive Officer

/s/ John A. Carnella
John A. Carnella
Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Fairmont Hotels & Resorts Inc. and will be retained by Fairmont Hotels & Resorts Inc. and furnished to the Securities and Exchange Commission or its staff upon request.