Form 40-F
period 2005-12-31
FAIRMONT HOTELS & RESORTS INC
filed 2006-03-21
CIK 1030561

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on March 21, 2006

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check One)

☐	Registration Statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒	Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2005

Commission file number 1-14574

FAIRMONT HOTELS & RESORTS INC.
(Exact Name of Registrant as Specified in its Charter)

Canada (Province or Other Jurisdiction of Incorporation or Organization)	7011 (Primary Standard Industrial Classification Code Number)	98-0161783 (I.R.S. Employer Identification Number, if applicable)

100 Wellington St., W., Suite 1600, TD Center, Toronto, Ontario, Canada M5K 1B7,
(416) 874-2600
(Address and Telephone Number of Registrant's Principal Executive Offices)

CT Corporation System, 1025 Vermont Avenue, N.W., Washington, D.C. 20005
(800) 955-5219
(Name, Address (Including Zip Code) and Telephone Number (Including Area Code)
of Agent for Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Common Shares without nominal or	The New York Stock Exchange
par value	Toronto Stock Exchange
(Title of Each Class)	(Name of Each Exchange on which Registered)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

        ☒        Annual Information Form                ☒        Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

  As of December 31, 2005 there were 72,171,735 Common Shares issued and outstanding

Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the registrant in connection with such rule.

Yes	☐ 82-	No	☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s); and (2) has been subject to such filing requirements for the past 90 days.

Yes	☒	No	☐

Information to be Filed on This Form.

Exhibit	Description
A	2005 Annual Information Form.
B	Audited Consolidated Financial Statements, including consolidated balance sheets as at December 31, 2005 and 2004 and consolidated statements of income, retained earnings (deficit), and cash flows for each of the years in the three-year period ended December 31, 2005 (including a reconciliation to US GAAP at Note 25).
C	2005 Management Discussion and Analysis.
D	Consent of Independent Accountants.
E	Certifications Required by Rule 13a-14 of the Securities Exchange Act of 1934.
F	Section 906 certification of William R. Fatt, Chief Executive Officer and John A. Carnella, Chief Financial Officer.

*****

Disclosure Controls and Procedures

        Disclosure controls and procedures are defined by the Securities and Exchange Commission as those controls and procedures that are designed to ensure that information required to be disclosed in our filings under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms. As of December 31, 2005, an evaluation was carried out under the supervision of and with the participation of the Company's management, including the principal executive officer and principal financial officer, of the effectiveness of the Company's disclosure controls and procedures. Based on that evaluation, our principal executive officer and principal financial officer have determined that such disclosure controls and procedures are effective.

        The Company is also reviewing its internal controls over financial reporting in preparation for the reporting and attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 becoming effective with respect to the Company. In connection with such review, modifications to the Company's disclosure controls and procedures and internal controls over financial reporting may, as appropriate, be made in the future.

Changes in Internal Control Over Financial Reporting

        During the period covered by this report, there were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Code of Ethics for Principal Executive Officer and Senior Financial Officers

        The Company has adopted a Code of Ethics that applies to all employees, including the Company's principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. This code is available on the Company's web site at www.fairmont.com and in print to any shareholder who requests it. All amendments to the code, and all waivers of the code with respect to any of the principal executive or financial officers covered by it, will be posted on the Company's web site and provided in print to any shareholder who requests them.

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

Audit Committee Financial Expert

        The Company's board of directors has determined that Robert S. Singer meets the requirements of an audit committee financial expert.

Principal Accounting Fees and Services

        Following is a summary of professional services provided by the Company's principal auditors, PricewaterhouseCoopers LLP, during the years ended December 31, 2004 and 2005, and the related fees:

	2004	2005
Audit fees	$1,294,000	$1,249,000
Audit related fees	435,000	864,000
Tax fees	899,000	1,139,000
All other fees	18,000	67,000
Total	$2,646,000	$3,319,000

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

Pre-approval Policies and Procedures

        All services provided by PricewaterhouseCoopers LLP are approved by the Audit Committee in advance of the services being performed. The Audit Committee has considered and determined the compatibility of the non-audit services provided by the Company's principal auditors with auditor independence.

Off-Balance Sheet Arrangements

        The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the registrant's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Contractual Obligations

        Reference is made to the table captioned "Contractual Obligations" included in the section titled "Liquidity" in the 2005 Management Discussion and Analysis attached as an exhibit hereto.

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

Date: March 20, 2006	FAIRMONT HOTELS & RESORTS INC.
	By:	/s/ STUART M. MILLER Stuart M. Miller Executive Director, Corporate Services and Compliance and Corporate Secretary

QuickLinks

Signatures